As filed with the Securities and Exchange Commission on June 13, 1997

                                                          Registration No. 333-

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                 ---------------


                                    FORM S-4

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 ---------------


                             MARCAM SOLUTIONS, INC.
             (Exact Name of Registrant as Specified in Its Charter)


      Delaware                      7372                           04-3371621
  (State or Other Jurisdiction      (Primary Standard Industrial   (I.R.S. Employer
of Incorporation or Organization)   Classification Code Number)    Identification Number)


                  95 Wells Avenue, Newton, Massachusetts 02159

                                 (617) 965-0220
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               Michael J. Quinlan

                     President and Chief Executive Officer
                             Marcam Solutions, Inc.
                  95 Wells Avenue, Newton, Massachusetts 02159
                                 (617) 965-0220
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                               ---------------

                                  Copies to:
                                Mark H. Burnett
                        Testa, Hurwitz & Thibeault, LLP
                               High Street Tower
                                125 High Street
                          Boston, Massachusetts 02110

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                                 ---------------


                        CALCULATION OF REGISTRATION FEE
================================================================================


                                                                                          Proposed      Proposed
                                                                                           Maximum      Maximum
                          Title of Each                                                   Offering     Aggregate    Amount of
                       Class of Securities                             Amount to be         Price       Offering   Registration
                         to be Registered                             Registered(1)     Per Share(2)    Price(2)      Fee(3)
-------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share                              10,854,759 shares       N.A.         N.A.        $17,902
-------------------------------------------------------------------------------------------------------------------------------
Rights to Purchase Series A Junior Participating Preferred Stock,
$.01 par value per share                                            10,854,759 rights        (4)          (4)        N.A.

================================================================================


(1) Based upon the maximum number of shares that may be issued in the distribution described herein and assumes the exercise of all of the Registrant's stock options issuable under the Registrant's stock plans prior to the distribution.
(2) Calculated pursuant to Rule 457(f) under the Securities Act of 1933, as amended (the "Securities Act"). Based upon the pro forma book value of the Registrant as of a specified date within 15 days prior to the date of filing.
(3) A fee of $9,780 was previously paid pursuant to Rule 14a-6 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the filing of the preliminary Proxy Statement/Prospectus by Marcam Corporation on May 9, 1997. Pursuant to Rule 457(b) under the Securities Act, such fee is being credited against the registration fee, and accordingly, an additional $8,122 is being paid in connection with the Registration Statement.
(4) No separate consideration will be received for the Rights.
                                 ---------------

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                                    MARCAM
                                  CORPORATION
                                 June   , 1997

Dear Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders (the "Meeting") of Marcam Corporation, a Massachusetts corporation ("Marcam"), to be
held at   :    .m., Boston time,           , July   , 1997 at the offices of
Testa, Hurwitz & Thibeault, LLP, 20th floor, High Street Tower, 125 High Street, Boston, Massachusetts 02110.

     At the Meeting, the stockholders of Marcam will consider and vote upon a proposal (the "Distribution Proposal") to approve the distribution by Marcam of all of the outstanding shares of common stock, par value $.01 per share (the "Marcam Solutions Common Stock"), of Marcam Solutions, Inc., a Delaware corporation and wholly owned subsidiary of Marcam ("Marcam Solutions"), to Marcam's stockholders on the record date for the distribution and certain related asset transfers and reorganization transactions, including the transfer by Marcam to Marcam Solutions of the business, assets and liabilities of the portion of Marcam's business relating to the PRISM, Protean and Avantis product lines and of an aggregate of $39 million in cash (collectively, the "Distribution"). The Distribution is currently expected to occur on or about
July    , 1997. No consideration will be paid by Marcam's stockholders for the
Marcam Solutions Common Stock distributed in the Distribution. The Distribution is conditioned upon, among other things, (i) approval of the Distribution Proposal by Marcam's stockholders at the Meeting and (ii) receipt of a favorable private letter ruling from the Internal Revenue Service, or, at the option of Marcam's Board of Directors (the "Board"), opinions from Marcam's special tax counsel and independent accountants, with respect to the tax-free nature of the Distribution. Even if all conditions are satisfied, the Board has reserved the right to abandon, defer or modify the Distribution at any time prior to the completion of the Distribution. The Board will not, however, make any changes in the terms of the Distribution after the Distribution Proposal is approved by Marcam's stockholders unless the Board determines that such changes would not be materially adverse to Marcam's stockholders.

     After the Distribution, Marcam and Marcam Solutions will be independent companies. Except for George A. Chamberlain 3d, who will serve as a director of Marcam and initially as the Chief Financial Officer of Marcam Solutions after the Distribution, the boards of directors and managements of the two companies will be separate. Marcam will continue to operate the portion of its business relating to the MAPICS product line. Marcam Solutions will operate the portion of Marcam's business relating to the PRISM, Protean and Avantis product lines.

     There has not been a trading market in shares of Marcam Solutions Common Stock and associated preferred stock purchase rights. Marcam Solutions has applied for listing of the Marcam Solutions Common Stock and associated preferred stock purchase rights on the Nasdaq National Market under the symbol "MRCM."

     At the Meeting, the stockholders will also consider and vote upon proposals (i) to approve the amendment to Marcam's Restated Articles of Organization to change the name of Marcam from "Marcam Corporation" to "MAPICS, Inc.," (ii) to approve an amendment to Marcam's Restated Articles of Organization to increase the number of shares of Marcam's common stock, par value $.01 per share, the Company is authorized to issue from 30,000,000 shares to 50,000,000 shares, and (iii) to transact such other business as may properly come before the Meeting, including any motion to adjourn the meeting to a later date to permit further solicitation of proxies, or any postponements or adjournments thereof.

     The Board has unanimously approved each of the proposals to be considered and voted upon at the Meeting and unanimously recommends that Marcam's stockholders vote FOR the approval of all such proposals.

     The Notice of Meeting and Proxy Statement/Prospectus on the following pages describe the matters to be presented at the Meeting.

     Whether or not you plan to attend the Meeting, we urge you to sign and return the enclosed proxy so that your shares will be represented at the Meeting. If you so desire, you can withdraw your proxy and vote in person at the Meeting.

                                          Cordially,




                                          MICHAEL J. QUINLAN
                                          President and CEO

                              MARCAM CORPORATION
                                95 WELLS AVENUE
                          NEWTON, MASSACHUSETTS 02159


                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS



TO THE STOCKHOLDERS:

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Marcam Corporation, a Massachusetts corporation ("Marcam"), will be held on
          , July   , 1997, at   :    .m., Boston time, at the offices of Testa,
Hurwitz & Thibeault, LLP, 20th Floor, High Street Tower, 125 High Street, Boston, Massachusetts 02110, for the following purposes:

   1. To consider and vote upon a proposal to approve the distribution by Marcam of all of the outstanding shares of common stock of Marcam Solutions, Inc., a Delaware corporation and wholly owned subsidiary of Marcam ("Marcam Solutions"), to Marcam's stockholders on the record date for the distribution and certain related asset transfers and reorganization transactions, including the transfer by Marcam to Marcam Solutions of the business, assets and liabilities of the portion of Marcam's business relating to the PRISM, Protean and Avantis product lines and of an aggregate of $39 million in cash, all of which are described in more detail in the accompanying Proxy Statement/Prospectus;

   2. To consider and vote upon a proposal to approve an amendment to Marcam's Restated Articles of Organization to change Marcam's name from "Marcam Corporation" to "MAPICS, Inc.";

   3. To consider and vote upon a proposal to approve an amendment to Marcam's Restated Articles of Organization to increase the number of shares of Common Stock Marcam is authorized to issue from 30,000,000 shares to 50,000,000 shares; and

   4. To transact such other business as may properly come before the meeting, including any motion to adjourn the meeting to a later date to permit further solicitation of proxies, or any postponements or adjournments thereof.

     Only stockholders of record at the close of business on June 9, 1997 are entitled to notice of and to vote at the Special Meeting of Stockholders and any postponement or adjournment thereof.

                                      By Order of the Board of Directors.




                                      DIANE R. TORMEY
                                      Vice President, General Counsel and Clerk


Newton, Massachusetts
June   , 1997

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED SELF-ADDRESSED, STAMPED ENVELOPE BY RETURN MAIL.

                   Subject to Completion, dated June 13, 1997


                             MARCAM SOLUTIONS, INC.
                                95 Wells Avenue
                          Newton, Massachusetts 02159

                                   PROSPECTUS
                                 --------------

                               MARCAM CORPORATION
                                95 Wells Avenue
                          Newton, Massachusetts 02159


                                PROXY STATEMENT

     This Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of Marcam Corporation ("Marcam") for use at a Special Meeting of Stockholders of Marcam
to be held on           , July   , 1997, at   :    .m., Boston time, at the
offices of Testa, Hurwitz & Thibeault, LLP, 20th Floor, High Street Tower, 125 High Street, Boston, Massachusetts 02110 and any postponements or adjournments thereof (the "Meeting"). This Proxy Statement/Prospectus and the accompanying notice and form of proxy were first sent or given to stockholders of Marcam on
or about June   , 1997.

     At the Meeting, the stockholders of Marcam will consider and vote upon a proposal (the "Distribution Proposal") to approve the distribution by Marcam of all of the outstanding shares of common stock, par value $.01 per share (the "Marcam Solutions Common Stock"), of Marcam Solutions, Inc., a Delaware corporation and wholly owned subsidiary of Marcam ("Marcam Solutions"), to Marcam's stockholders on the record date for the distribution and certain related asset transfers and reorganization transactions, including the transfer by Marcam to Marcam Solutions of the business, assets and liabilities of the portion of Marcam's business relating to the PRISM, Protean and Avantis product lines and of an aggregate of $39 million in cash (collectively, the "Distribution"). The Distribution is currently expected to occur on or about
July   , 1997. No consideration will be paid by Marcam's stockholders for the
Marcam Solutions Common Stock distributed in the Distribution. The Distribution is conditioned upon, among other things, (i) approval of the Distribution Proposal by Marcam's stockholders at the Meeting and (ii) receipt of a favorable private letter ruling from the Internal Revenue Service, or, at the option of the Board, opinions from Marcam's special tax counsel and independent accountants, with respect to the tax-free nature of the Distribution. Even if all conditions are satisfied, the Board has reserved the right to abandon, defer or modify the Distribution at any time prior to the completion of the Distribution. The Board will not, however, make any changes in the terms of the Distribution after the Distribution Proposal is approved by Marcam's stockholders unless the Board determines that such changes would not be materially adverse to Marcam's stockholders.

     After the Distribution, Marcam and Marcam Solutions will be independent companies. Except for George A. Chamberlain 3d, who will serve as a director of Marcam and initially as the Chief Financial Officer of Marcam Solutions after the Distribution, the boards of directors and managements of the two companies will be separate. Marcam will continue to operate the portion of its business relating to the MAPICS product line. Marcam Solutions will operate the portion of Marcam's business relating to the PRISM, Protean and Avantis product lines.

     There has not been a trading market in shares of Marcam Solutions Common Stock and associated preferred stock purchase rights. Marcam Solutions has applied for listing of the Marcam Solutions Common Stock and associated preferred stock purchase rights on the Nasdaq National Market under the symbol "MRCM."

     At the Meeting, the stockholders will also consider and vote upon proposals (i) to approve the amendment to Marcam's Restated Articles of Organization to change the name of Marcam from "Marcam Corporation" to "MAPICS, Inc.," (ii) to approve an amendment to Marcam's Restated Articles of Organization to increase the number of shares of Marcam's common stock, par value $.01 per share, Marcam is authorized to issue from 30,000,000 shares to 50,000,000 shares, and (iii) to transact such other business as may properly come before the meeting, including any motion to adjourn the Meeting to a later date to permit further solicitation of proxies, or any postponements or adjournments thereof.

     The Board has unanimously approved each of the proposals to be considered and voted upon at the Meeting and unanimously recommends that Marcam's stockholders vote FOR the approval of all such proposals.

     This Proxy Statement/ Prospectus also constitutes a prospectus of Marcam Solutions with respect to the shares of Marcam Solutions Common Stock to be distributed pursuant to the Distribution.
                                 --------------

     SEE "MARCAM SOLUTIONS RISK FACTORS," BEGINNING ON PAGE 17, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE PROPOSED DISTRIBUTION AND THE DISTRIBUTION OF THE SECURITIES OFFERED HEREBY.
                                 --------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                --------------

         The date of this Proxy Statement/Prospectus is June   , 1997.

                             AVAILABLE INFORMATION

     Marcam is (and, following the Distribution, Marcam Solutions will be) subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files (and Marcam Solutions will file) reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by Marcam (and to be filed by Marcam Solutions) may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: 73 Tremont Street, Suite 600, Boston, Massachusetts 02108-3912; 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World-Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov. Marcam's Common Stock is (and the Marcam Solutions Common Stock is expected to be) listed on the Nasdaq National Market. Reports and other information concerning Marcam (and, if the Marcam Solutions Common Stock is approved for listing, concerning Marcam Solutions) can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     Marcam Solutions intends to furnish holders of Marcam Solutions Common Stock with annual reports containing consolidated financial statements prepared in accordance with United States generally accepted accounting principles and quarterly reports for the first three quarters of each fiscal year. The annual financial statements will be audited by an independent public accounting firm.

     Marcam Solutions has filed with the Commission a Registration Statement on Form S-4 (together with any amendments or supplements thereto, the "Form S-4") under the Securities Act of 1933, as amended (the "Securities Act") and will file with the Commission a Registration Statement on Form 10 (together with any amendments thereto, the "Form 10") under the Exchange Act with respect to the Marcam Solutions Common Stock to be distributed pursuant to the Distribution. This Proxy Statement/Prospectus does not contain all of the information in the Form S-4 or the Form 10 and the related exhibits and schedules. Statements in this Proxy Statement/Prospectus as to the contents of any contract agreement or other document are summaries only and are not necessarily complete. For complete information as to these matters, stockholders should refer to the applicable exhibit or schedule to the Form S-4 or the Form 10. The Form S-4 and the Form 10 and the related exhibits filed by Marcam Solutions with the Commission may be inspected at the public reference facilities of the Commission listed above.

     In addition, MAPICS intends to file a Current Report on Form 8-K in connection with the Distribution and such report and the exhibits thereto will be available at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                               ----------------

     No person is authorized to give any information or make any representation not contained in this Proxy Statement/Prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities. The information contained herein is given as of the date of this Proxy Statement/Prospectus unless otherwise indicated. The delivery of this Proxy Statement/
Prospectus must not be construed as an implication that there have been no changes in the information set forth herein since the date of this Proxy Statement/Prospectus.

     PRISM[RegTM] is a registered trademark of Marcam. ProteanTM and AvantisTM are trademarks of Marcam. All other trademarks or trade names referred to in this Proxy Statement/Prospectus are the property of their respective owners.

                               TABLE OF CONTENTS

                                                                             Page
                                                                             -----
AVAILABLE INFORMATION    ...................................................    2
PROXY STATEMENT/PROSPECTUS SUMMARY   .......................................    6
MARCAM SOLUTIONS RISK FACTORS  .............................................   17
THE SPECIAL MEETING   ......................................................   24
 Purposes of the Special Meeting  ..........................................   24
 Voting Rights and Proxy Information    ....................................   25
 Adjournment of the Special Meeting  .......................................   26
THE DISTRIBUTION PROPOSAL   ................................................   26
 Background and Reasons for the Distribution  ..............................   26
 Manner of Effecting the Distribution   ....................................   28
 Fractional Shares    ......................................................   29
 The Asset Transfers  ......................................................   29
 Certain Federal Income Tax Aspects of the Distribution   ..................   30
 Description of Marcam Solutions Common Stock    ...........................   32
 Listing and Trading of Marcam Solutions Common Stock  .....................   33
 Listing and Trading of Marcam Common Stock   ..............................   33
 Warrants    ...............................................................   34
 Conditions; Termination    ................................................   34
 Future Management of the Separate Companies  ..............................   35
  Marcam Solutions    ......................................................   35
  MAPICS  ..................................................................   35
 Interests of Certain Persons  .............................................   35
 Regulatory Approvals    ...................................................   35
 Accounting Treatment    ...................................................   36
 Relationship Between MAPICS and Marcam Solutions After the Distribution       36
  Distribution Agreement    ................................................   36
  General Services Agreement   .............................................   38
  Tax Sharing Agreement  ...................................................   38
 Dissenting Stockholders; Appraisal Rights    ..............................   38
 Recent By-Law Amendment    ................................................   39
 Vote Required and Board Recommendation    .................................   39
PRICE RANGE OF MARCAM COMMON STOCK AND DIVIDEND POLICY    ..................   40
MAPICS, INC. PRO FORMA COMBINED FINANCIAL STATEMENTS   .....................   41
MARCAM SOLUTIONS, INC. PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS    ......   46
MANAGEMENT'S DISCUSSION AND ANALYSIS OF PRO FORMA FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS OF MARCAM SOLUTIONS   ...........................   51
INFORMATION CONCERNING MAPICS  .............................................   56
BUSINESS OF MAPICS    ......................................................   56
 Industry Background  ......................................................   56
 The Solution   ............................................................   57
 Strategy    ...............................................................   58
 Products    ...............................................................   59
 Product Development  ......................................................   60
 Customers   ...............................................................   61
 Marketing and Sales  ......................................................   61
 Customer Support and Service  .............................................   62
 Proprietary Rights and Technology   .......................................   62
 Competition    ............................................................   63
 Employees   ...............................................................   63
 Facilities  ...............................................................   64
 Legal Proceedings    ......................................................   64


                                                                                 Page
                                                                                 -----
MAPICS SELECTED COMBINED FINANCIAL DATA  .......................................    65
MAPICS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS    ......................................................    66
 Overview  .....................................................................    66
 Results of Operations    ......................................................    67
  Six Months ended March 31, 1997 Compared to Six Months ended March 31, 1996       68
  Fiscal 1996 Compared to Fiscal 1995    .......................................    69
  Fiscal 1995 Compared to Fiscal 1994    .......................................    70
 Quarterly Financial Results    ................................................    71
 Liquidity and Capital Resources   .............................................    73
 Inflation    ..................................................................    74
 Recently Issued Pronouncements    .............................................    74
MAPICS RISK FACTORS    .........................................................    75
MANAGEMENT OF MAPICS   .........................................................    81
 Executive Officers and Directors  .............................................    81
 Executive Compensation   ......................................................    82
PRINCIPAL STOCKHOLDERS OF MAPICS   .............................................    85
DESCRIPTION OF MAPICS CAPITAL STOCK   ..........................................    86
 Common Stock    ...............................................................    86
 Preferred Stock    ............................................................    86
 Warrants  .....................................................................    87
 Massachusetts Law and Certain Charter Provisions    ...........................    87
 Rights Plan  ..................................................................    88
 Transfer Agent  ...............................................................    89
INFORMATION CONCERNING MARCAM SOLUTIONS  .......................................    90
BUSINESS OF MARCAM SOLUTIONS    ................................................    90
 Industry Background   .........................................................    90
 The Solution    ...............................................................    91
 Strategy  .....................................................................    93
 Products  .....................................................................    94
 Strategic Business Partners    ................................................    96
 Product Development   .........................................................    97
 Customers    ..................................................................    97
 Marketing and Sales   .........................................................    98
 Customer Support and Service   ................................................    98
 Proprietary Rights and Technology    ..........................................    99
 Competition  ..................................................................    99
 Employees    ..................................................................   100
 Facilities   ..................................................................   100
 Legal Proceedings  ............................................................   100
MARCAM SELECTED CONSOLIDATED FINANCIAL DATA    .................................   101
MARCAM MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS    ......................................................   103
 Overview  .....................................................................   103
 Results of Operations    ......................................................   105
  Six Months Ended March 31, 1997 Compared to Six Months Ended March 31, 1996      105
  Fiscal 1996 Compared to Fiscal 1995    .......................................   107
  Fiscal 1995 Compared to Fiscal 1994    .......................................   108
 Liquidity and Capital Resources   .............................................   109
 Inflation    ..................................................................   110
 Recently Issued Pronouncements    .............................................   110


                                                                                        Page
                                                                                        -----
MANAGEMENT OF MARCAM SOLUTIONS   ......................................................   112
 Executive Officers and Directors   ...................................................   112
 Executive Compensation    ............................................................   113
PRINCIPAL STOCKHOLDERS OF MARCAM SOLUTIONS   ..........................................   116
DESCRIPTION OF MARCAM SOLUTIONS CAPITAL STOCK   .......................................   117
 Common Stock  ........................................................................   117
 Preferred Stock  .....................................................................   117
 Warrants   ...........................................................................   117
 Delaware Law and Certain Charter Provisions    .......................................   117
 Rights Plan   ........................................................................   118
 Transfer Agent   .....................................................................   119
MARCAM SOLUTIONS DIVIDEND POLICY    ...................................................   119
OTHER MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING    ..............................   120
 Approval of Proposed Change of Corporate Name  .......................................   120
 Approval of Proposed Increase in Number of Authorized Shares of Marcam Common Stock      120
STOCKHOLDER PROPOSALS   ...............................................................   121
EXPENSES AND SOLICITATION  ............................................................   121
LEGAL MATTERS  ........................................................................   121
EXPERTS  ..............................................................................   121
DOCUMENTS INCORPORATED BY REFERENCE    ................................................   122
INDEX TO FINANCIAL STATEMENTS    ......................................................   F-1


ANNEX A. Massachusetts Business Corporation Law, Chapter 156B, Sections 76 and
         86 through 98 regarding Appraisal Rights

ANNEX B. Certificate of Incorporation of Marcam Solutions, Inc.

ANNEX C. By-Laws of Marcam Solutions, Inc.

                      PROXY STATEMENT/PROSPECTUS SUMMARY

     This summary is qualified by the more detailed information set forth elsewhere in this Proxy Statement/Prospectus, which should be read in its entirety. Unless the context otherwise requires, the term "Marcam" refers to Marcam Corporation and its subsidiaries before completion of the Distribution; the term "MAPICS" refers to Marcam Corporation and its subsidiaries after the Distribution (which will conduct only the business related to the MAPICS product line); and the term "Marcam Solutions" refers to Marcam Solutions, Inc. and its subsidiaries after the Distribution (which will conduct the business related to the PRISM, Protean and Avantis product lines).


                                SPECIAL MEETING



Date, Time and Place of Special
 Meeting   .....................   The Special Meeting of Stockholders (the "Meeting") of
                                   Marcam Corporation, a Massachusetts corporation ("Marcam"),
                                   will be held at    :     .m., Boston time,            , July
                                      , 1997 at the offices of Testa, Hurwitz & Thibeault, LLP,
                                   20th Floor, High Street Tower, 125 High Street, Boston,
                                   Massachusetts 02110.
Purposes of the Meeting   ......   At the Meeting the stockholders will be asked to consider and vote upon proposals: (i) to approve (the "Distribution Proposal")
                                   the distribution by Marcam of all of the outstanding shares of common stock, par value $.01 per share (the "Marcam Solutions
                                   Common Stock"), of Marcam Solutions, Inc., a Delaware
                                   corporation and wholly owned subsidiary of Marcam ("Marcam
                                   Solutions"), to Marcam's stockholders on the record date for the distribution and certain related asset transfers and reorganization transactions (the "Asset Transfers"), including the transfer by
                                   Marcam to Marcam Solutions of the business, assets and
                                   liabilities of the portion of Marcam's business relating to the
                                   PRISM, Protean and Avantis product lines and of an aggregate of $39 million in cash (collectively, the "Distribution"); (ii) to approve an amendment to Marcam's Restated Articles of
                                   Organization to change Marcam's name from "Marcam
                                   Corporation" to "MAPICS, Inc." (the "Name Change
                                   Proposal"); (iii) to approve an amendment to Marcam's Restated
                                   Articles of Organization to increase the number of shares of
                                   Marcam's common stock, par value $.01 per share (the
                                   "Marcam Common Stock"), Marcam is authorized to issue from
                                   30,000,000 shares to 50,000,000 shares (the "Common Stock
                                   Amendment Proposal"); and (iv) to transact such other business as may properly come before the Meeting, including any motion to adjourn the Meeting to a later date to permit further
                                   solicitation of proxies, or any postponements or adjournments thereof.
                                   The Asset Transfers constitute the sale of substantially all of
                                   Marcam's assets and properties (including goodwill) for
                                   purposes of Section 75 of the Massachusetts Business
                                   Corporation Law. Consequently, approval of the Distribution
                                   Proposal by Marcam's stockholders will also constitute approval of the sale of substantially all of Marcam's assets and properties
                                   (including goodwill) for purposes of Section 75 of the
                                   Massachusetts Business Corporation Law.

Board of Directors Recommendation   ......   The Board of Directors of Marcam (the "Board") unanimously recommends that stockholders vote FOR the Distribution
                                             Proposal, the Name Change Proposal and the Common Stock
                                             Amendment Proposal. For a description of the reasons for the
                                             Distribution, see the "The Distribution Proposal--Background
                                             and Reasons for the Distribution."
Meeting Record Date  .....................   Close of business on June 9, 1997 (the "Meeting Record Date").
Voting   .................................   At the Meeting, each holder of record as of the Meeting Record
                                             Date is entitled to one vote for each share of Marcam Common
                                             Stock held and ten votes for each share of Marcam's Series D
                                             Convertible Preferred Stock, par value $1.00 per share (the
                                             "Series D Preferred Stock"), and Series E Convertible Preferred
                                             Stock, par value $1.00 per share (the "Series E Preferred
                                             Stock"; the Series D Preferred Stock and Series E Preferred
                                             Stock, collectively, the "Marcam Preferred Stock"), held.
                                             With regard to the Distribution Proposal, the affirmative vote of at least two-thirds of the combined voting power of the
                                             outstanding shares of all classes and series of Marcam's capital stock, voting together as a single class, is required for approval.
                                             With respect to the Name Change Proposal and the Common
                                             Stock Amendment Proposal, the affirmative vote of at least a majority of the combined voting power of the outstanding
                                             shares of all classes and series of Marcam's capital stock, voting together as a single class, is required for approval. With respect to any other matters that may be submitted to
                                             stockholders at the Meeting, the affirmative vote of at least a majority of the combined voting power of the shares of all classes and series of Marcam's capital stock, voting together as a single class, present or represented, in person or by proxy, and entitled to vote at the Meeting is required for approval.
                                             As of the Meeting Record Date, 14,785,010 shares (on an as converted basis) of Marcam were outstanding and entitled to vote at the Meeting. Officers, directors and stockholders of
                                             Marcam and their affiliates who collectively beneficially own approximately 25% of the outstanding shares of all classes and series of Marcam's capital stock have indicated their present intention to vote such shares FOR approval of the Distribution
                                             Proposal, the Name Change Proposal and the Common Stock
                                             Amendment Proposal. See "The Special Meeting--Voting
                                             Rights and Proxy Information."
Appraisal Rights  ........................   Stockholders of Marcam will be entitled to appraisal rights in connection with the Distribution. See "The Distribution
                                             Proposal--Dissenting Stockholders; Appraisal Rights."

                                THE DISTRIBUTION


Shares to be Distributed  ......   In the Distribution, each stockholder of Marcam on the record date for the Distribution will receive one share of Marcam
                                   Solutions Common Stock for each two shares of Marcam
                                   Common Stock held and five shares of Marcam Solutions
                                   Common Stock for each share of Marcam Preferred Stock held.
                                   No consideration will be paid by Marcam's stockholders for the
                                   Marcam Solutions Common Stock distributed in the
                                   Distribution. See "The Distribution Proposal--Manner of
                                   Effecting the Distribution."
The Asset Transfers    .........   In connection with the Distribution, Marcam will transfer to
                                   Marcam Solutions substantially all of the business, assets and liabilities relating to Marcam's PRISM, Protean and Avantis product lines and an aggregate of $39.0 million in cash in exchange for (i) a number of shares of Marcam Solutions
                                   Common Stock sufficient for Marcam to make the Distribution and (ii) warrants to purchase an aggregate of 500,000 shares of
                                   Marcam Solutions Common Stock (the "Marcam Solutions
                                   Warrants"). Up to the total amount of the $39.0 million cash transfer by Marcam may initially be represented by a
                                   promissory note (the "Note"). The Note is currently expected to bear interest at the rate of 5.85% per annum, payable quarterly in arrears, and to provide for monthly installments of principal in scheduled amounts commencing on August 15, 1997 and
                                   ending on March 15, 1999. Maturity of the Note will accelerate, and the Note will be payable in full, upon the completion of the first debt or equity financing of MAPICS following the
                                   Distribution, other than borrowings under MAPICS' revolving credit facility. The transfers of assets (including the cash and the
                                   Note) and liabilities described in this paragraph are collectively referred to as the "Asset Transfers." See "The Distribution
                                   Proposal--The Asset Transfers."
                                   The unaudited pro forma balance sheet of Marcam Solutions
                                   as of March 31, 1997 sets forth the assets and liabilities to be transferred by Marcam to Marcam Solutions on a pro forma
                                   basis as of March 31, 1997 in the column under the heading
                                   "Marcam Solutions, Inc. Pro Forma." For unaudited pro forma financial information regarding Marcam Solutions giving effect to the Distribution (including the Asset Transfers), see "Marcam
                                   Solutions, Inc. Pro Forma Consolidated Financial Statements"
                                   and "Management's Discussion and Analysis of Pro Forma
                                   Financial Condition and Results of Operations of Marcam
                                   Solutions."
                                   Following the Distribution, Marcam's outstanding 9.82%
                                   Subordinated Notes due 2001 with an aggregate principal
                                   amount of $25.0 million (the "Subordinated Notes") will remain obligations of MAPICS. For unaudited pro forma financial
                                   information regarding MAPICS giving effect to the Distribution
                                   (including the Asset Transfers), see "MAPICS, Inc. Pro Forma
                                   Combined Financial Statements."


The Proposed MAPICS Public Offering
 and the Proposed Debt Financing   ......   Notes with the net proceeds from an underwritten public offering of the common stock of MAPICS (the "Proposed MAPICS Public
                                            Offering"). On April 30, 1997, Marcam filed a Registration
                                            Statement on Form S-3 with the Commission relating to the
                                            Proposed MAPICS Public Offering. The Proposed MAPICS Public
                                            Offering is conditioned upon the completion of the Distribution and will not occur until after the Distribution, if at all. Marcam is also currently negotiating with a number of lenders regarding a possible debt financing, which would be consummated in lieu of or in combination with the Proposed MAPICS Public Offering (the
                                            "Proposed Debt Financing"). The net proceeds from the Proposed
                                            MAPICS Public Offering, the Proposed Debt Financing or a
                                            combination thereof, if consummated, would be used to make the cash transfer by Marcam to Marcam Solutions or to repay the Note and, if sufficient additional net proceeds are available, to repay the
                                            Subordinated Notes in whole or in part. There can be no assurance that either the Proposed MAPICS Public Offering or the Proposed
                                            Debt Financing will be completed. If neither the Proposed
                                            MAPICS Public Offering nor the Proposed Debt Financing is
                                            completed, MAPICS will be required to repay the Note and the
                                            Subordinated Notes from its other cash resources, including cash generated from operations and borrowings under its revolving credit facility. While the payment terms of the Note have been established with consideration for the projected cash flows and borrowing capacities of both MAPICS and Marcam Solutions,
                                            absent the Proposed MAPICS Public Offering, the Proposed Debt
                                            Financing or a combination thereof, there can be no assurance that
                                            MAPICS will have sufficient cash resources to make the scheduled payments on the Note on a timely basis or that any such payments will satisfy Marcam Solutions' cash requirements. Under such circumstances, MAPICS and Marcam Solutions would be required to borrow money to satisfy all or a portion of their cash
                                            requirements. MAPICS' failure to make the payments on the Note as scheduled would have a material adverse effect on the financial condition of Marcam Solutions. After the Distribution is
                                            completed, MAPICS will not be obligated to provide Marcam
                                            Solutions with any additional funding other than through the payment of the Note. The unaudited pro forma financial
                                            information regarding MAPICS and Marcam Solutions included elsewhere in this Proxy Statement/Prospectus does not give effect to either the Proposed MAPICS Public Offering or the Proposed
                                            Debt Financing or the application of the net proceeds therefrom.


Distribution Date and
 Distribution Record Date ............   The distribution of the shares of Marcam Solutions Common Stock will be made to the holders of record of Marcam Common Stock and Marcam Preferred Stock on the record date for the Distribution
                                         (the "Distribution Record Date").The Distribution is currently expected to occur promptly following satisfaction of the conditions
                                         to the Distribution on or about July    , 1997 (the "Distribution
                                         Date"). On or prior to the Distribution Date, Marcam will deliver shares of Marcam Solutions Common Stock to Boston EquiServe
                                         L.P., as Distribution Agent (the "Distribution Agent"). The
                                         Distribution Agent will mail Marcam Solutions Common Stock certificates on the Distribution Date. See "The Distribution
                                         Proposal--Manner of Effecting the Distribution."
Conditions to the Distribution  ......   The Distribution is conditioned upon, among other things, (i)
                                         the approval of the Distribution Proposal by Marcam's
                                         stockholders at the Meeting and (ii) the receipt of a favorable private letter ruling (the "Private Letter Ruling") from the
                                         Internal Revenue Service ("IRS"), or, at the option of the Board, opinions of Marcam's special tax counsel and independent
                                         accountants, with respect to the tax-free nature of the
                                         Distribution. These conditions are not waivable by the Board.
                                         Unless waived by the Board, the Distribution is also conditioned upon, among other things, the holders of less than one percent
                                         (1%) of the shares of capital stock of Marcam outstanding on the Meeting Record Date exercising and perfecting statutory appraisal rights available under Massachusetts law. Even if all conditions are satisfied, the Board has reserved the right to abandon, defer or modify the Distribution at any time prior to the Distribution Date. The Board will not and may not,
                                         however, make any changes in the terms of the Distribution after the Distribution Proposal is approved by the stockholders unless the Board determines that such changes would not be materially adverse to Marcam's stockholders. Any changes in the terms of the Distribution after the Distribution Proposal is approved by stockholders will be reflected in the Form 10 to be mailed to stockholders in connection with the Distribution. See
                                         "The Distribution Proposal--Certain Federal Income Tax
                                         Aspects of the Distribution" and "--Conditions; Termination."
Reasons for the Distribution .........   The Board unanimously determined that the Distribution is
                                         expedient and in the best interests of Marcam and its
                                         stockholders for a number of reasons. The Distribution is
                                         designed to: (i) separate portions of Marcam's Enterprise
                                         Resource Planning business that have different financial,
                                         investment and operating characteristics, so that each can adopt strategies and concentrate its management attention and focus financial resources on its core market opportunities; (ii) better position each company to finance its business; and (iii) allow customers, investors and others with relationships with the companies to better evaluate the merits of the two businesses and their future prospects. See "The Distribution Proposal--
                                         Background and Reasons for the Distribution."


   Tax Consequences   .........   Marcam has requested the Private Letter Ruling from the IRS substantially to the effect that, except as provided herein, the
                                  Distribution will qualify as a tax-free distribution under Section
                                  355 of the Internal Revenue Code of 1986, as amended (the
                                  "Code") to Marcam and its stockholders. The Distribution is conditioned upon, among other things, the receipt of the Private
                                  Letter Ruling from the IRS, or, at the option of the Board, opinions of Marcam's special tax counsel and independent accountants, substantially to the effect that, except as provided herein, the
                                  Distribution should qualify as a tax-free distribution under Section
                                  355 of the Code (the "Tax Opinions"). See "The Distribution
                                  Proposal--Certain Federal Income Tax Aspects of the Distribution"
                                  and "--Conditions; Termination."
   Accounting Treatment  ......   Although the Marcam Solutions Common Stock will be distributed to the Marcam stockholders, because of the relative significance of
                                  Marcam's business relating to the PRISM, Protean and Avantis product lines, the Distribution will be recorded for accounting purposes as a disposal of the business relating to the MAPICS product line. Accordingly, the historical (pre-Distribution)
                                  consolidated financial statements of Marcam included elsewhere in this Proxy Statement/Prospectus will become the historical consolidated financial statements of Marcam Solutions after the
                                  Distribution. After the Distribution, Marcam Solutions' financial statements will reflect the Distribution as a disposal of the
                                  MAPICS product line as of the Distribution Date and will not be restated to remove the effects of the prior operating results of the
                                  MAPICS business. The combined financial statements of MAPICS included elsewhere in this Proxy Statement/Prospectus are the separate financial statements for the portion of Marcam's business relating to the MAPICS product line. The historical financial statements of MAPICS for reporting periods after the Distribution will consist solely of the separate combined financial statements of
                                  MAPICS and will not correspond to the historical consolidated financial statements of Marcam. See "The Distribution Proposal--
                                  Accounting Treatment."
   Stock Options   ............   In connection with the Distribution, each holder of an
                                  outstanding employee or director stock option to purchase
                                  shares of Marcam Common Stock (the "Marcam Options") will
                                  (i) retain such Marcam Option, which after the Distribution will be an option to purchase the same number of shares of
                                  MAPICS Common Stock (the "Adjusted MAPICS Option"),
                                  and (ii) be granted an option to purchase shares of Marcam
                                  Solutions Common Stock equal to one-half of the number of
                                  shares of Marcam Common Stock subject to such Marcam
                                  Option (each, a "Marcam Solutions Option"; collectively, the
                                  "Adjusted Options"). The current exercise price of the Marcam
                                  Options will be allocated between the Adjusted MAPICS
                                  Options and the Adjusted Marcam Solutions Options on a basis intended to preserve the "spread" value of the existing Marcam
                                  Options. See "The Distribution Proposal--Relationship Between
                                  MAPICS and Marcam Solutions After the Distribution."


Warrants  ......   In connection with the Distribution, warrants to purchase an aggregate of 383,333 shares of Common Stock of Marcam
                   issued in connection with the sale of the Subordinated Notes
                   (the "Sub Debt Warrants") will be adjusted such that the
                   exercise price will be decreased and the number of underlying shares will be increased on a basis intended to preserve the spread value of the Sub Debt Warrants. In addition, the holders of the warrants to purchase an aggregate of 1,000,000 shares of
                   Marcam Common Stock issued in connection with the sale of
                   Series E Preferred Stock (the "GA Warrants") will (i) retain such GA Warrants, which after the Distribution will be warrants to purchase the same number of shares in the aggregate of
                   MAPICS Common Stock (the "MAPICS GA Warrants") and (ii)
                   receive the Marcam Solutions Warrants. The current exercise price of the GA Warrants will be allocated between the
                   MAPICS GA Warrants and the Marcam Solutions Warrants on a
                   basis intended to preserve the spread value of the existing GA
                   Warrants.


                             MARCAM SOLUTIONS, INC.


Marcam Solutions, Inc.   ............   Marcam Solutions is a newly formed Delaware corporation and wholly owned subsidiary of Marcam which, following the
                                        Distribution, will operate the portion of Marcam's business relating to the PRISM, Protean and Avantis product lines. See
                                        "Business of Marcam Solutions."
Principal Office   ..................   The principal office of Marcam Solutions will be at 95 Wells
                                        Avenue, Newton, Massachusetts 02159. Its telephone number
                                        will be (617) 965-0220.
Board of Directors ..................   Prior to the Distribution Date, the following individuals will be elected to constitute the entire Board of Directors of Marcam
                                        Solutions: Michael J. Quinlan, Paul A. Margolis, John Campbell,
                                        William O. Grabe and Richard S. Hickok. See "Management of
                                        Marcam Solutions."
Management   ........................   Following the Distribution, it is currently expected that Marcam
                                        Solutions will be managed by Michael J. Quinlan, who is expected to be President and Chief Executive Officer of Marcam Solutions,
                                        and certain other executives of Marcam involved in the business relating to the PRISM, Protean and Avantis product lines. Paul A.
                                        Margolis is currently expected to be Chairman of the Board of
                                        Marcam Solutions. See "Management of Marcam Solutions."
Trading Market  .....................   There is currently no public market for Marcam Solutions
                                        Common Stock or the associated preferred stock purchase
                                        rights. Marcam Solutions has applied for listing of the Marcam
                                        Solutions Common Stock and the associated preferred stock
                                        purchase rights on the Nasdaq National Market under the
                                        symbol "MRCM." See "The Distribution Proposal--Listing and
                                        Trading of Marcam Solutions Common Stock."
Certain Provisions of Certificate of
 Incorporation and By-Laws  .........   Certain provisions of Marcam Solutions' certificate of
                                        incorporation and by-laws and the Marcam Solutions preferred stock purchase rights may have the effect of making more
                                        difficult an acquisition of control of Marcam Solutions in a transaction not approved by Marcam Solutions' Board of
                                        Directors. See "Description of Marcam Solutions Capital
                                        Stock."


                             MAPICS
MAPICS, Inc.  ............   Following the Distribution, MAPICS will continue to operate the portion of Marcam's business relating to the MAPICS product line.
                             See "Business of MAPICS." If the Name Change Proposal is
                             approved by the Company's stockholders at the Meeting, Marcam intends to change its corporate name from "Marcam Corporation"
                             to "MAPICS, Inc." See "Other Matters to be Considered at the
                             Special Meeting--Approval of Proposed Change of Corporate
                             Name."
Principal Office    ......   After the Distribution, the principal office of MAPICS will be located at 5775-D Glenridge Drive, Atlanta, Georgia 30328. Its
                             telephone number will be (404) 705-3000.
Board of Directors  ......   After the earlier of the completion of the Proposed MAPICS
                             Public Offering or, if the Proposed MAPICS Public Offering is
                             postponed for a significant period after the Distribution, promptly after such postponement, the following individuals will be elected to constitute the entire Board of Directors of MAPICS: Richard C.
                             Cook, George A. Chamberlain, 3d, Edward J. Kfoury and William
                             E. Ford. See "Management of MAPICS."
Management ...............   Following the Distribution, MAPICS will have substantially the same operating management as Marcam's current business
                             relating to the MAPICS product line. Richard C. Cook, who has been Senior Vice President and General Manager, MAPICS
                             Business Group of Marcam since July 1996, is currently
                             expected to be the President and Chief Executive Officer of
                             MAPICS. The other executive officers of MAPICS are currently executives who have been responsible for managing the
                             business relating to the MAPICS product line. See
                             "Management of MAPICS."
Trading Market   .........   It is expected that the Marcam Common Stock will continue to be listed and traded on the Nasdaq National Market after the
                             Distribution. The Marcam Common Stock is currently traded
                             on the Nasdaq National Market under the symbol "MCAM."
                             Application has been made to change the trading symbol for these securities to "MAPX" effective concurrently with the
                             Distribution. The trading prices of the Marcam Common Stock are expected to be substantially affected by the Distribution. See
                             "The Distribution Proposal--Listing and Trading of Marcam
                             Common Stock," and "Risk Factors."


                   MAPICS SUMMARY COMBINED FINANCIAL DATA(A)

     The following is a summary of certain historical financial information of MAPICS that has been derived from MAPICS' combined financial statements and of certain pro forma financial information that gives effect to the Distribution and related transactions. See "The Distribution Proposal--Accounting Treatment," "MAPICS Selected Combined Financial Data" and "MAPICS, Inc. Pro Forma Combined Financial Statements."



                                     Fiscal Years Ended September 30,    Six Months Ended March 31,
                                                                         --------------------------
                                      1994        1995        1996          1996       1997
                                     ---------   ---------   ---------    ---------   --------
                                              (In thousands, except per share data)
Statement of Operations Data:
Revenues:
 License  ........................   $33,410     $42,745     $45,341       $20,501     $ 25,328
 Services ........................    19,373      26,553      32,261        15,343       18,837
                                     --------    --------    --------      --------    --------
  Total revenues   ...............    52,783      69,298      77,602        35,844       44,165
  Total operating expenses  ......    37,975      50,852      56,626        25,961       33,593
                                     --------    --------    --------      --------    --------
Operating income   ...............    14,808      18,446      20,976         9,883       10,572
Income tax expense    ............     4,641       7,112       8,076         3,805        4,071
                                     --------    --------    --------      --------    --------
Net income   .....................   $10,167     $11,334     $12,900       $ 6,078      $ 6,501
                                     ========    ========    ========      ========    ========
Pro forma net income per common
 share(B) ........................                           $  0.75                    $ 0.36
                                                             ========                  ========
Pro forma weighted average
 number of common shares
 outstanding(B) ..................                            17,185                     17,991
                                                             ========                  ========



                                                     As of September 30,                  As of March 31, 1997
                                           ----------------------------------------   ----------------------------
                                             1994          1995            1996          Actual      Pro Forma(C)
                                           -----------   -----------   ------------   ------------   -------------
                                                                       (In thousands)
Balance Sheet Data:
 Cash and cash equivalents  ............    $   107       $   226       $    378       $    852        $    852
 Working capital (deficit)(D)  .........     (2,040)       (8,527)       (13,945)       (13,999)        (52,999)
 Total assets   ........................     36,392        41,226         45,405         46,646          46,646
 Total debt  ...........................        493           196            884            394          64,000
 Divisional equity .....................     17,091        11,492          9,193          9,228              --
 Stockholders' equity (deficit)   ......         --            --             --             --         (54,772)


------------

(A) See Notes to Combined Financial Statements of MAPICS appearing elsewhere in this Proxy Statement/Prospectus.

(B) See Note 2 of Notes to Combined Financial Statements of MAPICS for information concerning the computation of per share earnings.

(C) Adjusted to give effect to the Distribution, the assumption for accounting purposes of Marcam's $25.0 million 9.82% Subordinated Notes due 2001, and the $39.0 million promissory note used to capitalize Marcam Solutions.

(D) Includes $9.7 million, $15.2 million, $18.6 million and $21.2 million of deferred revenue at September 30, 1994, 1995 and 1996 and March 31, 1997, respectively.

                                     MARCAM
                     SUMMARY CONSOLIDATED FINANCIAL DATA(A)


     For purposes of this section, after the Distribution, the historical (pre-Distribution) financial data of Marcam Solutions will be identical to the actual financial data of Marcam set forth below. Except for certain pro forma financial information which gives effect to the Distribution and certain related transactions, this data will include data relating to the MAPICS product line and, consequently, will not reflect Marcam Solutions as if it had been operated as a separate entity. See "The Distribution Proposal--Accounting Treatment," "Marcam Selected Consolidated Financial Data" and "Marcam Solutions, Inc. Pro Forma Consolidated Financial Statements."


                                                     Fiscal Years Ended September 30,
                                ---------------------------------------------------------------------------
                                                                                                   Pro
                                                                                                  Forma
                                  1992       1993         1994          1995         1996        1996(B)
                                --------- ------------ ------------ ------------- ------------ ------------
                                                   (In thousands, except per share data)
Statement of Operations Data:
Revenues:
 License  ..................... $56,239    $  64,754    $ 92,974     $ 105,232     $  93,137    $  47,796
 Services .....................  42,083       59,523      79,902        97,100       108,287       76,026
                                --------   ---------    --------     ---------     ---------    ---------
  Total revenues   ............  98,322      124,277     172,876       202,332       201,424      123,822
Total operating expenses ......  87,510      138,706     173,271       231,703       217,219      160,593
                                --------   ---------    --------     ---------     ---------    ---------
Operating income (loss)  ......  10,812      (14,429)       (395)      (29,371)      (15,795)     (36,771)
Other income (expense)   ......     220          (75)     (1,361)       (2,352)       (5,945)      (5,945)
Income tax expense (benefit)      4,354       (1,820)       (738)        2,634         4,586        4,160
                                --------   ---------    --------     ---------     ---------    ---------
Net income (loss)  ............ $ 6,678    $ (12,684)   $ (1,018)    $ (34,357)    $ (26,326)   $ (46,876)
                                ========   =========    ========     =========     =========    =========
Net income (loss) per
 common share   ............... $  0.72    $   (1.25)   $  (0.09)    $   (3.05)    $   (2.31)   $   (6.79)
                                ========   =========    ========     =========     =========    =========
Weighted average number of
 common shares outstanding  ...   9,337       10,173      11,027        11,268        11,384        6,900
                                ========   =========    ========     =========     =========    =========



                                      Six Months Ended March 31,
                                ---------------------------------------
                                                               Pro
                                                              Forma
                                    1996         1997        1997(B)
                                ------------- ------------ ------------
                                 (In thousands, except per share data)
Statement of Operations Data:
Revenues:
 License  .....................  $  41,408     $ 38,084     $  12,756
 Services .....................     56,021       51,467        32,630
                                 ---------     --------     ---------
  Total revenues   ............     97,429       89,551        45,386
Total operating expenses ......    104,745       94,546        60,953
                                 ---------     --------     ---------
Operating income (loss)  ......     (7,316)      (4,995)      (15,567)
Other income (expense)   ......     (4,252)      (1,420)       (1,420)
Income tax expense (benefit)         2,041        2,001         1,712
                                 ---------     --------     ---------
Net income (loss)  ............  $ (13,609)    $ (8,416)    $ (18,699)
                                 =========     ========     =========
Net income (loss) per
 common share   ...............  $   (1.20)    $  (0.73)    $   (2.54)
                                 =========     ========     =========
Weighted average number of
 common shares outstanding  ...     11,358       11,459         7,355
                                 =========     ========     =========



                                                   As of September 30,                              As of March 31, 1997
                                    --------------------------------------------------           --------------------------
                                     1992     1993      1994      1995       1996                  Actual     Pro Forma(B)
                                    -------- -------- --------- --------- ------------           ------------ -------------
                                                                   (In thousands)
Balance Sheet Data:
 Cash and cash equivalents   ......   $9,899   $4,220   $10,463   $27,312  $ 21,817               $ 20,047       $19,195
 Working capital (deficit)(C)   ...   16,511    8,844     8,300       645   (15,452)               (17,724)       35,275
 Total assets    ..................   64,205   97,396   128,948   146,852   132,202                125,265       117,619
 Long-term liabilities    .........    3,956   22,026    35,483    26,359    26,525                 26,297         1,297
 Stockholders' equity  ............   33,789   36,961    38,126    26,646    11,674                  4,696        59,074


------------

(A) See Notes to Consolidated Financial Statements of Marcam appearing elsewhere in this Proxy Statement/Prospectus.

(B) Adjusted to give effect to the Distribution, the transfer for accounting purposes of Marcam's $25.0 million 9.82% Subordinated Notes due 2001 to MAPICS, the $39.0 million promissory note from MAPICS, and other adjustments to reflect tax provisions and resultant deferred tax liabilities as calculated on a separate-return basis.

(C) Includes $5.5 million, $13.4 million, $18.0 million, $38.2 million, $39.2 million and $46.7 million of deferred revenue at September 30, 1992, 1993, 1994, 1995 and 1996 and March 31, 1997, respectively.

                         MARCAM SOLUTIONS RISK FACTORS

     This Proxy Statement/Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below, as well as those discussed elsewhere in this Proxy Statement/Prospectus, including, but not limited to, those discussed in "Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations of Marcam Solutions," "MAPICS Risk Factors," "Business of MAPICS" and "Business of Marcam Solutions," as well as those discussed elsewhere in this Proxy Statement/Prospectus. In addition to the other information in this Proxy Statement/Prospectus, the following risk factors should be considered carefully in evaluating Marcam Solutions and its business in connection with evaluating the Distribution and the Marcam Solutions Common Stock to be distributed in connection therewith.

     Recent Operating Losses; Lack of Liquidity. On a pro forma basis, Marcam Solutions has incurred net losses of $46.9 million and $18.7 million for the fiscal year ended September 30, 1996 and the six months ended March 31, 1997, respectively. At March 31, 1997, on a pro forma basis, Marcam Solutions' accumulated deficit was $19.4 million. It is currently expected that quarterly net losses will continue through at least the first quarter of fiscal 1998 (which ends on December 31, 1997). There can be no assurance that Marcam Solutions will be profitable thereafter or that profitability, if achieved, will be sustained. In order to support the anticipated growth of its business, Marcam Solutions expects to continue to invest in its marketing and sales and product development activities. Marcam Solutions' expenses for these and other activities are based in significant part on its expectations regarding future revenue and are fixed to a large extent in the short term. Marcam Solutions may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfalls.

     Marcam Solutions' management believes that achievement of profitability and positive cash flow from operations as soon as possible is essential. Management currently believes that a combination of cost reductions and increased revenues is necessary to achieve this result. Marcam Solutions' business and operating expense structure have been reviewed to identify opportunities for cost reductions. As a result, actions have been initiated to reduce operating expenses and to write off certain intangible assets. These actions, together with the costs associated with the Distribution, will result in a charge of approximately $22.0 million in the fiscal quarter ending June 30, 1997. Of this amount, approximately $7.5 million relates principally to reductions in staffing throughout the business except the Protean and Avantis development organizations, and the closing of certain European facilities. An additional $12.0 million of this charge relates to the write-off of the capitalized software development costs relating to the Protean and Avantis.Pro product lines. This write-off resulted from lower than expected revenue from these product lines during fiscal 1997 and the continuing uncertainty regarding market acceptance of, and significant revenue generation from, these product lines in the near future. Marcam Solutions believes the introduction of enhanced versions of its Protean and Avantis.Pro products will provide it with more competitive offerings, which it currently expects will generate increasing revenues over the longer term. Further, the currently anticipated costs associated with the Distribution are $2.5 million.

     In addition, Marcam Solutions has undertaken a number of actions designed to increase revenues, including introducing enhanced versions of its Protean and Avantis.Pro products designed to make them more competitive and refocusing its sales and marketing efforts on the PRISM product line. There can be no assurance, however, that such actions will result in increased revenues or that, when combined with any cost reductions, will result in Marcam Solutions' achieving profitability or positive cash flow from operations. Failure to achieve profitability or positive cash flows from operations would materially and adversely affect Marcam Solutions' financial condition. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations of Marcam Solutions" and "Marcam Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Marcam Solutions has used cash during fiscal years 1996 and 1997 to fund strategic investments, in particular substantial expenditures for marketing and selling activities and for new product development, and operating losses. During the remainder of 1997 and 1998, Marcam Solutions currently intends to make similar investments. In addition, Marcam Solutions currently expects to use approximately $9.0 million in cash to fund the restructuring actions to be taken in the third fiscal quarter of 1997 and the costs of the Distribution. Marcam Solutions' objective is to fund these investments, restructuring actions and costs and any losses primarily with cash from improved operations, any available cash transferred to Marcam Solutions by Marcam, and proceeds from the payment of the Note. Marcam Solutions' ability to generate cash from operations depends upon, among other things, revenue growth, completion and market acceptance of its Protean and Avantis.Pro products, success in enhancing and selling its current AS/400-based families of products, improvements in operating productivity, and payment terms and collection of accounts receivable. There can be no assurance that Marcam Solutions' operations will generate sufficient cash to finance its activities. Until operations improve to meet its cash requirements, Marcam Solutions will need to rely on existing cash resources and payments on the Note.

     MAPICS currently intends to repay the Note with a portion of the net proceeds from an underwritten public offering of the common stock of MAPICS (the "Proposed MAPICS Public Offering") or a debt financing which would be consummated in lieu of or in combination with the Proposed MAPICS Public Offering (the "Proposed Debt Financing"). On April 30, 1997, Marcam filed a Registration Statement on Form S-3 with the Commission relating to the Proposed MAPICS Public Offering. The Proposed MAPICS Public Offering is conditioned upon the completion of the Distribution and will not occur until after the Distribution, if at all. Marcam is also currently negotiating with a number of lenders regarding the Proposed Debt Financing. There can be no assurance that the Proposed MAPICS Public Offering, the Proposed Debt Financing or a combination thereof will be completed. If neither the Proposed MAPICS Public Offering nor the Proposed Debt Financing is completed, MAPICS will be required to repay the Note from its other cash resources, including cash generated from operations and borrowings under its revolving credit facility. While the payment terms of the Note have been established with consideration for the projected cash flows and borrowing capacities of both MAPICS and Marcam Solutions, absent the Proposed MAPICS Public Offering, the Proposed Debt Financing or a combination thereof, there can be no assurance that MAPICS will have sufficient cash resources to make the scheduled payments under the Note on a timely basis or that any such payments will satisfy Marcam Solutions' cash requirements. Under such circumstances, MAPICS and Marcam Solutions would be required to borrow money to satisfy all or a portion of their cash requirements. MAPICS' failure to make payments under the Note as scheduled would have a material adverse effect on the financial condition of Marcam Solutions. After the Distribution is completed, MAPICS will not be obligated to provide Marcam Solutions with any additional funding other than through the payment of the Note. See "The Distribution Proposal--The Asset Transfers."

     Marcam Solutions currently anticipates that cash from operations, its available cash and payments on the Note will be sufficient to fund its operations and other cash needs through at least fiscal year 1998. If, however, such sources prove insufficient, Marcam Solutions will be required to make changes in operations or seek additional debt or equity financing. Marcam Solutions currently believes that, after completion of the Distribution, its borrowing capacity will be limited to revolving lines of credit with borrowing availability based on qualifying accounts receivable. There can be no assurances that such a revolving line of credit or any other additional debt or equity financing will be available or available on terms acceptable to Marcam Solutions. The continued incurrence of operating losses by Marcam Solutions or the failure of MAPICS to make timely payments under the Note would have a material adverse affect on Marcam Solutions' business, financial condition and results of operations.

     Variability of Quarterly Results. Marcam Solutions has experienced fluctuations in its quarterly operating results and anticipates that such fluctuations will continue and may intensify. Marcam Solutions' quarterly operating results are affected by a number of factors that could materially and adversely affect revenues and profitability, including the relatively long sales cycles for Marcam Solutions' products; the size and timing of license transactions; the demand for Marcam Solutions' products; the proportion of revenues attributable to license fees versus services fees; changes in the level of operating expenses; the potential for delay or deferral of customer purchases of Marcam Solutions' software; the timing of the introduction or market acceptance of new or enhanced products offered by Marcam Solutions or its competitors; changes in customer budgets; and the general economic and political conditions and other factors affecting capital expenditures by customers. Marcam Solutions' sales cycle typically ranges from three to twelve months, and the cost of acquiring its software and associated computer hardware and of training system users, represents a significant expenditure for customers. The purchase of Marcam Solutions' products and services may involve a significant commitment of capital and other resources by its customers with the attendant delays frequently associated with large capital expenditures and authorization procedures within an organization. Accordingly, the sales cycles for Marcam Solutions' products and services are subject to a number of significant risks over which Marcam Solutions has little or no control, including customers' budgetary constraints and internal authorization procedures.

     Marcam Solutions' revenues occur predominantly in the third month of each quarter and tend to be concentrated in the latter half of that third month. Accordingly, Marcam Solutions' quarterly operating results are difficult to predict and delays in product delivery or in closings of sales near the end of a quarter could cause quarterly revenues and, to a greater degree, net income to fall substantially short of anticipated levels. Marcam Solutions' relatively long sales cycle and variable average revenue per transaction, together with fixed short-term expenses, such as marketing, sales and product development expenditures, can cause significant variations in operating results from quarter to quarter, if projected revenues are not realized in the expected period.

     There can be no assurance that Marcam Solutions will be able to achieve or maintain profitability in the future or that its levels of profitability will not vary significantly between quarterly periods. Further, it is possible that Marcam Solutions' operating results could fail to meet the expectations of securities analysts or investors. In such event, or in the event that adverse conditions in the manufacturing or enterprise resource planning ("ERP") marketplace prevail or are perceived to prevail, the price of Marcam Solutions Common Stock and Marcam Solutions' business, financial condition and results of operations would likely be materially adversely affected.

     Limited Relevance of Certain Historical Financial Information. Although the Marcam Solutions Common Stock will be distributed to the Marcam stockholders, because of the relative significance of Marcam's business relating to the PRISM, Protean and Avantis product lines, the Distribution will be recorded for accounting purposes as a disposal of the business relating to the MAPICS product line. Accordingly, the consolidated financial statements of Marcam included elsewhere in this Proxy Statement/Prospectus will become the historical consolidated financial statements of Marcam Solutions after the Distribution. After the Distribution, Marcam Solutions' financial statements will reflect the Distribution as a disposal of the MAPICS product line as of the Distribution Date and will not be restated to remove the effects of the prior operating results of the MAPICS business. The historical financial statements of Marcam do not reflect what the financial position, results of operations or cash flows would have been had Marcam Solutions been a separate, stand-alone entity during the periods presented, because they include financial information relating to the MAPICS product line. In addition, the unaudited pro forma financial information of Marcam Solutions included elsewhere in this Proxy Statement/Prospectus is for informational purposes only and may not necessarily reflect future results of operations and financial position or what the results of operations or financial position would have been had Marcam Solutions been operating as a separate entity. See "The Distribution Proposal--Accounting Treatment" and "Marcam Solutions, Inc. Pro Forma Consolidated Financial Statements."

     New Products and Technological Change. The market for Marcam Solutions' ERP software products is characterized by rapid technological advances, evolving industry standards in computer hardware and software technology, changes in customer requirements and frequent new product line introductions and enhancements. Marcam Solutions' future success will depend on its ability to continue to enhance its current product lines and to develop and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. Marcam Solutions must continue to anticipate and respond adequately to advances in standard business applications software and client/server solutions, as well as object-oriented technology. There can be no assurance that Marcam Solutions will be successful in developing and marketing, on a timely and cost-effective basis, functioning product enhancements or new products that respond to technological advances by its competitors or that its new products will achieve market acceptance.

     Marcam Solutions is currently facing the challenges of a product and technology transition. In particular, many of Marcam Solutions' software products (such as PRISM and Avantis.XA products) are designed to operate on International Business Machines Corporation's ("IBM") proprietary hardware, including IBM's AS/400 computer systems. Marcam Solutions must continue to invest in enhancements and support for these products in a cost-effective manner. Marcam Solutions' newest products (such as Protean and Avantis.Pro) are designed to be platform independent and utilize object technology. Products embodying this technology are just beginning to be introduced into the existing ERP marketplace. There can be no assurance that such products will be accepted by users to a significant degree or at all. During the six months ended March 31, 1997, Marcam Solutions derived no revenues from the licensing of its Protean products. As a result of the complexities inherent in the functionality and performance demanded by ERP software customers, major new product enhancements and new products can require long development and testing periods to achieve market acceptance. In addition, ERP software programs as complex as those offered by Marcam Solutions may contain errors which are discovered only after a product has been installed and used by customers despite testing by Marcam Solutions. There can be no assurance that undetected errors will not impair the market acceptance of these products or adversely affect Marcam Solutions' operating results. Marcam Solutions has from time to time experienced problems with customers not being able to install or implement certain of its new product releases and with product performance, including problems related to product functionality, scalability, product response time and program errors. Currently, Marcam Solutions is not aware of any product implementation issues which have not been addressed or are not currently being addressed by it. There can be no assurance that the problems encountered by customers installing and implementing new releases or with the performance of Marcam Solutions' products will not arise in the future, and if such problems arise, that such problems will not have a material adverse effect on Marcam Solutions' business, financial condition and results of operations.


     Dependence on IBM's AS/400. Substantially all of Marcam Solutions' revenues have been derived from products designed to operate primarily on IBM's AS/400 series of computers. Therefore, until Marcam Solutions' Protean and Avantis.Pro products, which are designed to be platform independent, achieve market acceptance, if at all, Marcam Solutions' future revenues will be primarily derived from and dependent upon the continued widespread use of the AS/400 and the continued support of the AS/400 by IBM. While Marcam Solutions believes that customers will continue to use, and IBM will continue to support, the AS/400, there can be no assurance of such continued use or support and the loss of either would have a material adverse effect on Marcam Solutions' operating results. Marcam Solutions will be required and intends to continue to devote resources to supporting its installed base of AS/400 customers. In addition, in order to retain its AS/400 customers, Marcam Solutions may be required to adapt its products to any changes made in the AS/400 operating system in the future. Marcam Solutions' inability to adapt to future changes in the AS/400 operating system, or delays in doing so, could have a material adverse effect on Marcam Solutions' business, financial condition and results of operations. See "Business of Marcam Solutions--Industry Background."


     Competition. The market for business software within the process manufacturing industry is highly competitive, changes rapidly and is to a significant degree affected by new product introductions and other market activities of industry participants. Marcam Solutions' products and related services and in particular the PRISM and Avantis.XA products are targeted at the market for business applications software for use with the IBM AS/400. Marcam Solutions' Protean and Avantis.Pro product lines are designed to be platform independent. Marcam Solutions' current and prospective competitors offer a variety of products which address these and similar markets. Marcam Solutions' primary competition comes from a large number of independent software vendors, including Baan, N.V., J.D. Edwards and Company, Inc., Oracle Corporation, Ross Systems, Inc., SAP AG and System Software Associates, Inc. Marcam Solutions also experiences some competition from vendors of specialized applications.


     The principal competitive factors in the market for ERP software and services include product functionality, technology, quality, performance, reliability, ease-of-use, size of installed base, service, vendor reputation and financial stability. Marcam Solutions believes that its products currently compete favorably on the foregoing bases, although in certain instances, it may be at a competitive disadvantage against companies with greater financial, marketing, service, support and technological resources, and greater name recognition. Marcam Solutions believes its competitive strengths include its process industry expertise, its proven functional leadership and customer implementation results and its long-term vision and early leadership position with object technology.


     Certain of Marcam Solutions' competitors have significantly greater financial, marketing, service, support and technical resources, and greater name recognition than Marcam Solutions. In order to be successful in the future, Marcam Solutions must continue to respond promptly and effectively to the challenges of technological change and its competitors' innovations. Marcam Solutions' competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements or devote greater resources to the development, promotion and sale of their products than Marcam Solutions. Marcam Solutions also expects to face additional competition as other established and emerging companies enter the market for business software and new technologies are introduced for alternative platforms. In addition, current and potential competitors may make acquisitions or establish alliances among themselves or with third parties, thereby increasing the ability of their products to address the needs of Marcam Solutions' prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share, resulting in price or fee rate reductions, fewer customer orders and reduced gross margin, any one of which could have a material adverse effect on Marcam Solutions' business, financial condition and results of operations. There can be no assurance that Marcam Solutions will be able to compete successfully with existing or new competitors or that competition will not have a material adverse effect on Marcam Solutions' business, financial condition and results of operations. In addition, because Marcam Solutions relies in part on a network of distribution affiliates for implementation and other support of its products, there can be no assurance that these affiliates will maintain sufficiently high quality standards so that Marcam Solutions' reputation and competitive position will not be adversely affected. See "Business of Marcam Solutions--Marketing and Sales" and "--Competition."


     Dependence on Key Personnel; Ability to Attract and Retain Skilled Personnel. Marcam Solutions' future performance depends to a significant extent upon the continued service of a number of senior management and key technical personnel. None of Marcam Solutions' employees is bound by an employment agreement. The loss of the services of one or more key employees could have a material adverse effect on Marcam Solutions. Marcam Solutions' future financial results also will depend in large part upon its ability to attract on a timely basis and retain highly skilled technical, managerial and marketing personnel and the ability of its officers and key employees to manage growth successfully and to continue successful development of new products and enhancements to existing products. Competition for such personnel is intense and is likely to intensify further as companies compete to hire personnel. Marcam Solutions competes in the market for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than Marcam Solutions. There can be no assurance that Marcam Solutions will be successful in attracting and retaining the personnel it requires to develop successfully new and enhanced products. The inability of Marcam Solutions to attract or retain key personnel could have a material adverse effect on Marcam Solutions' business, financial condition and results of operations. See "Business of Marcam Solutions--Employees" and "Management of Marcam Solutions."


     Dependence on Worldwide Manufacturing Industry. Marcam Solutions' business depends substantially upon the capital expenditures of manufacturers, which expenditures depend in part upon the demand for such manufacturers' products. A recession or other adverse events affecting the worldwide manufacturing industry served by Marcam Solutions could affect such demand, forcing manufacturers in Marcam Solutions' target market to curtail or postpone capital expenditures on business information systems. Any such change in the amount or timing of capital expenditures in its target market could have a material adverse effect on Marcam Solutions' business, financial condition and results of operations.


     Uncertain Protection of Proprietary Technology. Marcam Solutions' success is heavily dependent upon protection of its proprietary software. Marcam Solutions relies on a combination of patent, copyright, trademark and trade secret laws and license and non-disclosure agreements, to establish and protect its proprietary rights in its products. Marcam Solutions has obtained a patent on a method for modeling production processes, which is embodied in the PRISM and Protean products. Marcam Solutions has also obtained a patent on a method for managing how computer programs communicate with each other across dispersed systems and different release levels of software throughout an enterprise, which is also embodied in the PRISM database. Marcam Solutions is seeking U.S. and foreign patent protection on key aspects of its Protean product line. Marcam Solutions protects many of its software modules as trade secrets and unpublished copyrighted works. Marcam Solutions enters into confidentiality and/or license agreements with its employees, distributors, customers and potential customers, and limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance, however, that despite these precautions, an unauthorized third party will not copy or reverse-engineer certain portions of Marcam Solutions' products or obtain and use information that Marcam Solutions regards as proprietary. Marcam Solutions typically makes the source code for many of its AS/400-based modules available to its customers. In addition, the laws of some foreign countries do not protect Marcam Solutions' proprietary rights to the same extent as do the laws of the U.S. There can be no assurance that the mechanisms used by Marcam Solutions to protect its software will be adequate or that Marcam Solutions' competitors will not independently develop software products that are substantially equivalent or superior to Marcam Solutions' software products.


     In the future Marcam Solutions may receive notices claiming that it is infringing the proprietary rights of third parties and there can be no assurance that Marcam Solutions will not become the subject of infringement claims or legal proceedings by third parties with respect to current or future products. In addition, Marcam Solutions may initiate claims or litigation against third parties for infringement of Marcam Solutions' proprietary rights or to establish the validity of Marcam Solutions' proprietary rights. Any such claim could be time consuming, result in costly litigation, cause product shipment delays or force Marcam Solutions to enter into royalty or license agreements rather than dispute the merits of such claims. Moreover, an adverse outcome in litigation or similar adversarial proceedings could subject Marcam Solutions to significant liabilities to third parties, require the expenditure of significant resources to develop non-infringing technology, require disputed rights to be licensed from others or require Marcam Solutions to cease the marketing or use of certain products, any of which could have a material adverse effect on Marcam Solutions' business, financial condition and results of operations. To the extent Marcam Solutions desires or is required to obtain licenses to proprietary rights of others, there can be no assurance that any such licenses will be made available on terms acceptable to Marcam Solutions, if at all. Claims against Marcam Solutions, with or without merit, as well as claims initiated by Marcam Solutions against third parties, can be time consuming and expensive to defend, prosecute or resolve. The inability to effectively protect its proprietary technology or the necessity of prosecuting or defending infringement claims could have a material adverse affect on the business, financial condition or results of operations of Marcam Solutions. See "Business of Marcam Solutions--Proprietary Rights and Technology."


     Risks Associated with International Operations and Currency
Fluctuations. A material portion of Marcam Solutions' business comes from outside the U.S. Marcam Solutions derived approximately 43%, 53% and 50% of its total revenues from customers located outside of the U.S. in fiscal years 1994, 1995 and 1996, respectively. Marcam Solutions believes that its growth and profitability will require expansion of its sales in international markets. To successfully expand international sales, Marcam Solutions has utilized, and will continue to utilize, substantial resources to enlarge existing foreign operations, establish additional foreign operations and hire additional personnel. International expansion of Marcam Solutions' operations has required, and will continue to require, Marcam Solutions to translate and localize its software modules. To the extent Marcam Solutions is unable to expand its international operations or translate and localize its application modules in a timely manner, it is likely to adversely impact Marcam Solutions' operating results. In addition, even if international operations are successfully expanded, there can be no assurance that Marcam Solutions will be able to maintain or increase international market presence or demand for its products.


     Risks inherent in Marcam Solutions' international business activities include imposition of government controls, restrictions on the export of critical technology, political and economic instability (including fluctuations in foreign currency exchange rates), trade restrictions, difficulties in staffing international offices, longer accounts receivable payment collection cycles in certain countries, burdens of complying with a wide variety of foreign laws and regulations, management of an organization spread over various countries, unexpected changes in regulatory requirements and overlap of different tax structures. In addition, effective copyright, trademark and trade secret protection may not be available in every foreign country in which Marcam Solutions sells its products. As a result of the continued expansion of Marcam Solutions' international operations, the fluctuations in the value of foreign currencies in which Marcam Solutions conducts its business may cause currency transaction gains and losses. To date, currency transaction gains and losses have not been material. However, due to the number of foreign currencies involved, the constantly changing currency exposures and volatility of currency exchange rates, Marcam Solutions cannot predict the effect of exchange rate fluctuations upon future operating results. Marcam Solutions' business, financial condition and results of operations could be materially adversely affected by any of these factors.


     Risks of Product Liability. Marcam Solutions' products are generally used to manage data critical to large organizations. As a result, the sale and support of products by Marcam Solutions may entail the risk of product liability claims. While Marcam Solutions' license agreements with its customers typically contain provisions designed to limit Marcam Solutions' exposure to potential product liability claims, it is possible that such limitations of liability provisions may not be effective under the laws of all jurisdictions. In addition, Marcam Solutions is insured for product liability protection against claims for personal injury or damage to property, as well as for customer losses for which Marcam Solutions is liable, although such insurance may not be sufficient to cover all claims in the event the limitation of liability provisions contained in Marcam Solutions' license agreements are not effective. Although Marcam Solutions has not experienced any significant product liability claims to date, there can be no assurance that Marcam Solutions will not be subject to such claims in the future. A successful product liability claim brought against Marcam Solutions could have a material adverse effect on Marcam Solutions' business, financial condition and results of operations. Moreover, defending such a suit, regardless of its merits, could entail substantial expense and require the time and attention of key management personnel, either of which could have a material adverse effect on Marcam Solutions' business, financial condition and results of operations.


     Absence of History as a Stand-Alone Public Company. Marcam Solutions has never operated as a stand-alone company. Certain of Marcam Solutions' senior executive officers have had limited management experience as senior executives in public companies. In anticipation of being established as a stand-alone entity, Marcam Solutions has reviewed its business and operations and is implementing certain organizational changes. However, there can be no assurance that these changes or that the separation from MAPICS will not have an adverse impact on Marcam

Solutions' business, financial condition and results of operations. In fiscal years 1994, 1995 and 1996 and the first six months of 1997, MAPICS made net cash transfers to Marcam Solutions of $14.3 million, $16.5 million, $15.2 million and $6.5 million, respectively.

     Tax Consequences. Marcam has requested the Private Letter Ruling from the IRS to the effect, among other things, that, except with respect to the distribution of Marcam Solutions Common Stock to certain non-United States persons and certain other aspects of the Distribution, including certain restructuring transactions to be consummated in connection with the Distribution, the distribution of Marcam Solutions Common Stock to Marcam's stockholders will be tax-free to Marcam and its stockholders. However, if the Private Letter Ruling has not been issued by the IRS by the date when all other conditions to the Distribution have been satisfied, the Board reserves the right to effect the Distribution in reliance on the Tax Opinions. See "The Distribution Proposal--Certain Federal Income Tax Aspects of the Distribution" and "--Conditions; Termination."

     Conditions to the Distribution. The Distribution is conditioned upon, among other things, stockholder approval of the Distribution Proposal at the Meeting and receipt of either the Private Letter Ruling from the IRS or, at the option of the Board, the Tax Opinions. Even if all conditions are satisfied, the Board has reserved the right to abandon, defer or modify the Distribution at any time prior to the Distribution Date. In particular, the Board may decide to abandon, defer or modify the Distribution and any related transactions if it determines that the Proposed MAPICS Public Offering, the Proposed Debt Financing or both are impracticable or unlikely to be completed. Additionally, the Board may, within its discretion, modify procedures or other transaction details necessary to effectuate the Distribution, the Proposed MAPICS Public Offering or the Proposed Debt Financing. The Board will not and may not, however, make any changes in the terms of the Distribution after the transaction is approved unless the Board determines that such changes would not be materially adverse to the Marcam stockholders. Any changes in the terms of the Distribution after the Distribution Proposal is approved by the stockholders will be reflected in the Form 10 to be mailed to the stockholders in connection with the Distribution. See "The Distribution Proposal--Certain Federal Income Tax Aspects of the Distribution" and "Conditions; Termination."

     Relationship with MAPICS. Marcam Solutions will enter into certain agreements with MAPICS which will govern certain aspects of the parties' relationship on an ongoing basis that may be material to the conduct of Marcam Solutions' business, including the provision of certain administrative services, and indemnification obligations related to the Distribution. These agreements would have a material adverse effect on Marcam Solutions' business, financial condition and results of operations if such agreements result in significant liabilities to Marcam Solutions. See "The Distribution Proposal--Relationship Between MAPICS and Marcam Solutions After the Distribution." The Chief Financial Officer of Marcam is also the Chief Financial Officer of Marcam Solutions. Following the Distribution this person will not be the Chief Financial Officer of MAPICS but will become a director of MAPICS, while continuing to serve as Marcam Solutions' Chief Financial Officer. See "Management of MAPICS" and "Management of Marcam Solutions." This person may have conflicts of interest with respect to matters potentially or actually involving or affecting MAPICS and Marcam Solutions. Such matters may require consultation by such person with his legal advisors or a vote only of the disinterested directors of MAPICS, concerning specific matters presented to the Board of Directors of MAPICS. Notwithstanding such precautions, there can be no assurance that any such potential conflict will be resolved in a manner that will not adversely affect the interests of Marcam Solutions. See "The Distribution Proposal--Relationship Between MAPICS and Marcam Solutions After the Distribution."

     No Current Market for Marcam Solutions Common Stock. There is currently no public market for Marcam Solutions Common Stock and there can be no assurance as to the prices at which trading in Marcam Solutions Common Stock will occur prior to the Distribution on a "when-issued" basis or after the Distribution. Marcam Solutions has filed an application to list the Marcam Solutions Common Stock and the associated Marcam rights on the Nasdaq National Market. Until Marcam Solutions Common Stock is fully distributed and an orderly market develops, the prices at which trading in such stock occur may fluctuate significantly. The prices at which Marcam Solutions Common Stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, the depth and liquidity of the market for Marcam Solutions Common Stock, investor perception of Marcam Solutions, the PRISM, Protean and Avantis product lines and the market for ERP software applications generally, the announcement of new products or product enhancements by Marcam Solutions or its competitors, quarterly variations in Marcam Solutions' operating results or operating results of its competitors or companies in related industries, changes in earnings or revenue estimates or recommendations by securities analysts, developments in Marcam Solutions' industry, general market conditions and other factors, including factors unrelated to the operating performance of Marcam Solutions or its competitors. Such factors and fluctuations, as well as general economic, political and market conditions, such as recessions, could materially and adversely affect the market price of Marcam Solutions Common Stock. Such prices may also be affected by certain provisions of Marcam Solutions' charter and by-laws, the preferred stock purchase rights and other matters described in this Proxy Statement/Prospectus which may have an anti-takeover effect. See "The Distribution Proposal--Listing and Trading of Marcam Solutions Common Stock."


     Anti-Takeover Provisions; Rights Plan; Issuance of Preferred Stock. Marcam Solutions' certificate of incorporation and by-laws contain provisions that may make it more difficult for a third party to acquire, or discourage acquisition bids for, or discourage changes in management of, Marcam Solutions. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Marcam Solutions Common Stock. Also, Marcam Solutions has adopted a Shareholder Rights Plan, pursuant to which Marcam Solutions is distributing to its stockholders rights to purchase shares of junior participating preferred stock (the "Rights Plan"). Upon certain triggering events, such rights become exercisable to purchase Marcam Solutions Common Stock at a price substantially discounted from the then applicable market price of Marcam Solutions Common Stock. The Marcam Solutions Rights Plan could generally discourage a merger or tender offer involving the securities of Marcam Solutions that is not approved by the Marcam Solutions Board by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on stockholders who might want to vote in favor of such merger or participate in such tender offer. In addition, shares of Marcam Solutions' Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Marcam Solutions Board may determine. The rights of the holders of Common Stock are subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Marcam Solutions. Marcam Solutions has no present plans to issue any shares of Preferred Stock. The Marcam Solutions Board is divided into three classes, each of which serves for a staggered three-year term. Such staggered Board may make it more difficult for a third party to gain control of the Marcam Solutions Board. The By-laws impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. See "Description of Marcam Solutions Capital Stock."


                              THE SPECIAL MEETING


     This Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of Marcam Corporation ("Marcam") for use at a Special Meeting of Stockholders of Marcam
to be held on           , July   , 1997, at   :    .m., Boston time, at the
offices of Testa, Hurwitz & Thibeault, LLP, 20th Floor, High Street Tower, 125 High Street, Boston, Massachusetts 02110 and any adjournments thereof (the "Meeting"). This Proxy Statement/Prospectus and the accompanying notice and form of proxy were first sent or given to stockholders of Marcam on or about
June   , 1997.


Purposes of the Special Meeting


     At the Meeting, the stockholders of Marcam will consider and vote upon a proposal (the "Distribution Proposal") to approve the distribution by Marcam of all of the outstanding shares of common stock, par value $.01 per share (the "Marcam Solutions Common Stock"), of Marcam Solutions, Inc., a Delaware corporation and wholly owned subsidiary of Marcam ("Marcam Solutions"), to Marcam's stockholders on the record date for the distribution and certain related asset transfers and reorganization transactions (the "Asset Transfers"), including the transfer by Marcam to Marcam Solutions of the business, assets and liabilities of the portion of the Company's business relating to the PRISM, Protean and Avantis product lines and of an aggregate of $39.0 million in cash (collectively, the "Distribution"). The Distribution is
currently expected to occur on or about July   , 1997. No consideration will be
paid by Marcam's stockholders for the Marcam Solutions Common Stock distributed in the Distribution. The Distribution is conditioned upon, among other things,
(i) approval of the Distribution Proposal by Marcam's stockholders at the Meeting and (ii) receipt of a favorable private letter ruling (the "Private Letter Ruling") from the Internal Revenue Service ("IRS"), or, at the option of the Board, opinions from Marcam's special tax counsel and independent accountants, with respect to the tax-free nature of the Distribution. Even if all conditions are satisfied, the Board has reserved the right to abandon, defer or modify the Distribution at any time prior to the completion of the Distribution. The Board will not and may not, however, make any changes in the terms of the Distribution after the Distribution Proposal is approved by Marcam's stockholders unless the Board determines that such changes would not be materially adverse to Marcam's stockholders.

     After the Distribution, MAPICS and Marcam Solutions will be independent companies with separate independent boards of directors and management. MAPICS will continue to operate the portion of Marcam's business relating to the MAPICS product line. Marcam Solutions will operate the portion of Marcam's business relating to the PRISM, Protean and Avantis product lines.

     At the Meeting, the stockholders will also consider and vote upon proposals (i) to approve the amendment to Marcam's Restated Articles of Organization to change the name of Marcam from "Marcam Corporation" to "MAPICS, Inc." (the "Name Change Proposal"), (ii) to approve an amendment to Marcam's Restated Articles of Organization to increase the number of shares of Marcam's common stock, par value $.01 per share (the "Marcam Common Stock"), Marcam is authorized to issue from 30,000,000 shares to 50,000,000 shares (the "Common Stock Amendment Proposal"), and (iii) to transact such other business as may properly come before the Meeting, including any motion to adjourn the Meeting to a later date to permit further solicitation of proxies, or any postponements or adjournments thereof.

     The Board has unanimously approved each of the proposals to be considered and voted upon at the Meeting and unanimously recommends that Marcam's stockholders vote FOR the approval of all such proposals.


Voting Rights and Proxy Information

     The record date for the determination of stockholders entitled to notice of and to vote at the Meeting has been fixed by the Board as the close of business on June 9, 1997 (the "Meeting Record Date"). As of the Meeting Record Date, 14,785,010 shares (on an as converted basis) of Marcam were outstanding and entitled to vote at the Meeting. Holders of Marcam Common Stock are entitled to cast one vote for each share held of record at the close of business on the Meeting Record Date on each matter submitted to a vote at the Meeting. Holders of Marcam's Series D Convertible Preferred Stock, par value $1.00 per share (the "Series D Preferred Stock"), and Marcam's Series E Convertible Preferred Stock, par value $1.00 per share (the "Series E Preferred Stock"; the Series D Preferred Stock and the Series E Preferred Stock, collectively, the "Marcam Preferred Stock"), are entitled, for purposes of voting on proposals at the Meeting submitted to the holders of all classes and series of Marcam's outstanding capital stock, to vote (on an as converted basis) with the holders of Marcam Common Stock as a single class and are entitled to cast ten votes for each share of Marcam Preferred Stock held of record at the close of business on the Meeting Record Date. As of the Meeting Record Date, 225,000 shares of Series D Preferred Stock and 100,000 shares of Series E Preferred Stock were outstanding.

     Any stockholder may revoke a proxy at any time prior to its exercise by filing a later-dated proxy or a written notice of revocation with the Clerk of Marcam or by voting in person at the Meeting. If a stockholder is not attending the Meeting, any proxy or notice should be returned in time for receipt no later than the close of business on the day preceding the Meeting. The persons named as attorneys-in-fact in the proxies are directors and officers of Marcam. Where a proxy is properly signed and returned without indicating any voting instructions, the shares represented by the proxy will be voted FOR the approval of the Distribution Proposal, the Name Change Proposal and the Common Stock Amendment Proposal.

     A majority of the outstanding shares of all classes and series of Marcam's outstanding capital stock entitled to vote at the Meeting, represented at the Meeting in person or by proxy, shall constitute a quorum for the transaction of business. Shares voted to abstain and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the Meeting. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. An automated system administered by Marcam's transfer agent tabulates the votes. The vote on each matter submitted to stockholders is tabulated separately. Abstentions are included in the number of shares present or represented and voting on each matter. Broker "non-votes" are not so included.

     With regard to the Distribution Proposal, the affirmative vote of at least two-thirds of the combined voting power of the outstanding shares of all classes and series of Marcam's capital stock, voting together as a single class, is required for approval. Approval of the Distribution Proposal by such affirmative vote will also constitute approval of the Asset Transfers for purposes of Section 75 of the Massachusetts Business Corporation Law, which governs the sale of substantially all the assets and properties (including goodwill) of Massachusetts corporations. With respect to the Name Change Proposal and the Common Stock Amendment Proposal, the affirmative vote of at least a majority of the combined voting power of the outstanding shares of all classes and series of Marcam's capital stock, voting together as a single class, is required for approval. With respect to any other matters that may be submitted to stockholders at the Meeting, the affirmative vote of at least a majority of the combined voting power of the shares of all classes and series of Marcam's capital stock, voting together as a single class, present or represented, in person or by proxy, and entitled to vote at the Meeting is required for approval.

     Officers, directors and stockholders of Marcam and their affiliates who collectively own or control approximately 25% of the outstanding shares of all classes and series of Marcam's capital stock have indicated their present intention to vote such shares FOR approval of the Distribution Proposal, the Name Change Proposal and the Common Stock Amendment Proposal.

     The Board knows of no other matters to be presented at the Meeting. If any other matters are properly presented for consideration at the Meeting, including, among other things, consideration of a motion to adjourn the Meeting (including for purposes of soliciting additional proxies) to another time and/or place, the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment. See "Adjournment of the Special Meeting."


Adjournment of the Special Meeting

     If there are not sufficient votes to approve the Distribution Proposal, the Name Change Proposal or the Common Stock Amendment Proposal at the Meeting, such proposals could not be approved unless the Meeting were adjourned to permit further solicitation of proxies from Marcam's stockholders. Proxies that are being solicited by the Board grant the discretionary authority to vote for any such adjournment. If it is necessary to adjourn the Meeting, no notice of the time and place of the adjourned meeting is required to be given to Marcam's stockholders other than the announcement of such time and place at the Meeting. The affirmative vote of at least a majority of the combined voting power of the shares of all classes and series of Marcam's capital stock, voting together as a single class, present or represented, in person or by proxy, and voting at the Meeting is required to approve such adjournment, whether or not a quorum is present at the Meeting.

     An adjournment of the Meeting may be necessary because the limited time between the mailing of the Proxy Statement/Prospectus and the Meeting may result in the lack of a quorum at the Meeting. In addition, the vote of two-thirds of the combined voting power of all outstanding shares of all classes and series of Marcam's capital stock, voting together as a single class, is required to approve the Distribution Proposal, and not merely two-thirds of the shares present and voting in person or by proxy. Similarly, the vote of a majority of the combined voting power of all outstanding shares of all classes and series of Marcam's capital stock, voting together as a single class, is required to approve both the Name Change Proposal and the Common Stock Amendment Proposal, and not merely a majority of the shares present and voting in person or by proxy. To obtain the requisite vote, it may be necessary to adjourn the Meeting to solicit additional proxies.


                           THE DISTRIBUTION PROPOSAL


Background and Reasons for the Distribution

     The Board has unanimously decided to divide Marcam into two separate publicly held companies: one of which will operate the portion of Marcam's business relating to its PRISM, Protean and Avantis product lines (the "Marcam Solutions Business") and one of which will operate the portion of Marcam's business relating to its MAPICS product line (the "MAPICS Business").

     Marcam was organized in 1980 as a consulting company to help manufacturers improve manufacturing efficiency through implementation and customization of International Business Machines Corporation's ("IBM") manufacturing software. In 1983, Marcam recognized a need for business planning and control software in process manufacturing companies that could not be met satisfactorily by software then being marketed. At that time, Marcam embarked upon a product development program to design and create application software exclusively for process companies which resulted in the PRISM family of applications. The first PRISM modules were licensed for commercial use in the first quarter of fiscal 1987.

     In 1991, Marcam acquired ShawWare Incorporated ("ShawWare"), a supplier of maintenance and materials management applications software located outside of Toronto, Canada. ShawWare's software is designed to help customers achieve more efficient use of plant and equipment by avoiding unplanned equipment shutdowns, increasing availability of equipment and skilled maintenance personnel and reducing maintenance inventories and cost. These products became the basis for Marcam's Avantis product line.

     In February 1993, in an effort to expand its product offerings beyond the process manufacturing and maintenance management markets, Marcam acquired exclusive marketing rights to, and began managing the development and support of, IBM's Manufacturing, Accounting, Production and Information Control System (MAPICS) product line, which was initially introduced by IBM in 1978 to provide integrated application software for accounting, manufacturing and logistics for mid-size discrete manufacturers. In September 1995, Marcam acquired all of the outstanding capital stock of the company that owned the MAPICS products.

     Since 1992, Marcam has been developing its Protean product line, which it believes is the first fully object-oriented, mission-critical set of applications for the enterprise resource planning ("ERP") market. Protean products are being designed to provide a complete ERP solution with enterprise-level capabilities to manage logistics, production, procurement, financial and asset management requirements. Created in an object-oriented architecture, Protean applications are designed to meet a user's current business needs, while providing the ability to rapidly and continuously adapt enterprise applications to fit new and evolving requirements without the time-consuming and costly process of rewriting software code. Marcam began shipping modules of its Protean product line in June 1994. To date, Protean products have not yet achieved broad market acceptance.

     At the time of the acquisition of the MAPICS product line from IBM, Marcam expected that significant synergies would develop across its product lines, including use of common technologies, distribution of products through common channels and other areas of administrative savings. During the recent past, it has become clear that synergies would not develop to the extent expected. The differences in the markets served by Marcam's various product lines caused a further divergence rather than a convergence of business strategies.

     During the past four years, Marcam has faced the challenges of a classic product and technology transition. Since 1992, Marcam has invested aggressively in its product development, with particular focus on the object-oriented technology being developed for the Protean and Avantis product lines. This object-oriented technology was expected to be used across all of Marcam's product lines. During late 1996, however, Marcam determined that this development strategy was not consistent with the demands of the market and installed base of the MAPICS product line. Marcam has since commenced a revised development strategy for the MAPICS product line.

     Marcam's continued investment in marketing and selling activities and in product development has been funded primarily from cash generated from operations, borrowings and equity financings. The MAPICS product line has been the primary generator of cash from operations, contributing an aggregate net amount of approximately $52.5 million in cash during the fiscal years ended September 30, 1994, 1995 and 1996 and the six months ended March 31, 1997.

     During each of fiscal years 1994, 1995 and 1996 and the first six months of fiscal year 1997, Marcam has had net losses. During each of these periods, the MAPICS Business was profitable, although those profits were more than offset by losses from Marcam's other activities. As a result of Marcam's continuing losses, management has had to focus significant efforts on addressing issues relating to the financing of Marcam's operations, particularly the further development of the Protean product line, and addressing the concerns of customers and potential customers regarding the long-term prospects and viability of Marcam. In the highly competitive ERP applications market, the long-term prospects and viability of software vendors has become a significant issue for customers.

     In light of these factors, Marcam's management began to consider the possibility of dividing into two separate independent companies in late 1996. At a meeting held on November 6, 1996, the Board designated a committee (the "Committee") to assist management in evaluating this possibility. Between November 1996 and April 1997, management and the Committee considered various means for dividing Marcam's business in a manner which would enable a more specific management focus on each business, facilitate financing the continued development of the Protean and Avantis product lines and alleviate customer concerns regarding the viability of both the MAPICS

Business and the Marcam Solutions Business. During this period, the Board considered various aspects of the proposed Distribution at a number of meetings. The proposal to effect the Distribution was ultimately presented to, and unanimously approved by, the Board at a special meeting held on April 28, 1997.

     The Board unanimously determined that the Distribution is expedient and in the best interests of Marcam and its stockholders for a number of reasons. The Distribution is designed to separate portions of Marcam's ERP business that have different financial, investment and operating characteristics so that each can adopt business strategies directed at its respective market. The Distribution will enable each company to concentrate its management attention and financial resources on the core market opportunities for its product lines, without regard to the corporate objectives and policies of the other product lines. After the Distribution, Marcam Solutions will focus on delivering ERP solutions primarily to process manufacturers, while MAPICS will provide ERP solutions primarily for discrete and batch-process manufacturers. Management of the MAPICS Business will be better able to focus on a product development strategy tailored to serve the needs of its mid-size discrete and batch-process manufacturing customers, while management of the Marcam Solutions Business will be better able to focus on its process manufacturing customers through the continued development of the Protean and Avantis product lines. The Board believes that the separate companies will be better able to serve their customers and improve their operating results.

     The Board also believes the Distribution will better position each company to finance its operations and other cash needs. In connection with the Distribution, Marcam will provide Marcam Solutions approximately $39.0 million of cash. Up to the total amount of the $39.0 million cash transfer by Marcam may initially be represented by a promissory note (the "Note"). MAPICS currently intends to repay the Note shortly after completion of the Distribution either with the net proceeds from an underwritten public offering of the common stock of MAPICS or a debt financing which would be consummated in lieu of or in combination with the proposed public offering. See "The Distribution Proposal--The Asset Transfers." The Board believes that this cash contribution, together with cash generated from operations, will be sufficient to meet Marcam Solutions' working capital and capital expenditure needs through at least fiscal year 1998. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations of Marcam Solutions" and "Marcam Solutions, Inc. Pro Forma Consolidated Financial Statements."

     After completion of the Distribution and payment of the Note, MAPICS will be better positioned to use cash generated from its operations to finance its business strategy. Historically, while the MAPICS Business has generated significant cash from operations, a significant portion of that cash has been used to finance the Marcam Solutions Business. In addition, the Distribution will position MAPICS to access additional debt or equity financing based on the needs of the MAPICS Business only.

     The Board also believes that the Distribution will allow customers, potential customers and others with business relationships with one of the separate companies to better evaluate the merits of its business and future prospects. Disclosure of the separate financial condition and results of operations of the Marcam Solutions Business and the MAPICS Business will enable third parties to evaluate these operations more accurately. The Board believes that the additional information available with respect to these operations and other actions taken in connection with the Distribution (including the contribution of the Note to Marcam Solutions) will alleviate concerns regarding the long-term prospects and viability of both operations.

     The Board also believes that the Distribution will allow investors to better evaluate the merits of the two different segments of its businesses and their future prospects, enhancing the likelihood that each will achieve appropriate market recognition of its performance. The stocks of the two companies will also appeal to investors with differing investment objectives and risk tolerance and will allow investors to more effectively steer their investments directly to their areas of primary interest. In addition, the Distribution will allow each company to provide its employees with equity-based compensation which reflects the results of its own operations.


Manner of Effecting the Distribution

     The Distribution will be made to stockholders of record of Marcam on the record date for the Distribution (the "Distribution Record Date"). The Distribution will occur promptly following satisfaction of the conditions to the Distribution, including completion of the Asset Transfers and all other internal reorganization transactions (the "Distribution Date"). The Asset Transfers and other internal reorganization transactions will result in Marcam Solutions owning directly or indirectly substantially all assets of Marcam relating to the PRISM, Protean and Avantis product lines. See "Relationship Between MAPICS and Marcam Solutions After the Distribution--Distribution Agreement." On or prior to the Distribution Date, certificates representing all of the outstanding shares of Marcam Solutions Common Stock will be delivered by Marcam to Boston EquiServe L.P., as Distribution Agent (the "Distribution Agent"). On the Distribution Date, certificates representing shares of Marcam Solutions Common Stock will be mailed by the Distribution Agent to holders of record of outstanding shares of Marcam Common Stock and Marcam Preferred Stock as of the Distribution Record Date. Holders of record of Marcam Common Stock on the Distribution Record Date will receive one share of Marcam Solutions Common Stock for every two shares of Marcam Common Stock held on that date. Holders of record of Marcam Preferred Stock on the Distribution Record Date will receive five shares of Marcam Solutions Common Stock for each share of Marcam Preferred Stock held on that date. All shares of Marcam Solutions Common Stock so distributed will be fully paid and nonassessable and the holders thereof will not be entitled to preemptive rights. See "Description of Marcam Solutions Capital Stock." Certificates representing shares of Marcam Solutions Common Stock will represent an equivalent number of preferred stock purchase rights (the "Marcam Solutions Rights"). See "Description of Marcam Solutions Capital Stock--Rights Plan."

     No holder of Marcam Common Stock or Marcam Preferred Stock will be required to pay any cash or other consideration for the shares of Marcam Solutions Common Stock and associated Marcam Solutions Rights received in the Distribution or to surrender or exchange shares of Marcam Common Stock or Marcam Preferred Stock in order to receive the shares of Marcam Solutions Common Stock and associated Marcam Solutions Rights. Certificates representing shares of Marcam Common Stock will, from and after the Distribution, represent shares of the Common Stock of MAPICS. STOCKHOLDERS ARE NOT REQUESTED TO AND SHOULD NOT SEND IN THEIR STOCK CERTIFICATES WITH THEIR PROXY CARDS.


Fractional Shares

     No certificates or scrips representing fractional interests in shares of Marcam Solutions Common Stock ("Fractional Shares") will be issued to holders of Marcam Common Stock or Marcam Preferred Stock in the Distribution. The Distribution Agent, acting as agent for such holders otherwise entitled to receive in the Distribution certificates representing Fractional Shares, will aggregate and sell in the open market all Fractional Shares at then prevailing market prices and distribute the net proceeds (after deduction of brokerage fees) to the holders of Marcam Common Stock or Marcam Preferred Stock entitled thereto.


The Asset Transfers

     In connection with the Distribution, Marcam will transfer to Marcam Solutions substantially all of the business, assets and liabilities relating to Marcam's PRISM, Protean and Avantis product lines and an aggregate of $39.0 million in cash in exchange for (i) a number of shares of Marcam Solutions Common Stock sufficient for Marcam to make the Distribution and (ii) warrants to purchase an aggregate of 500,000 shares of Marcam Solutions Common Stock (the "Marcam Solutions Warrants"). Up to the total amount of the $39.0 million cash transfer by Marcam may initially be represented by a promissory note (the "Note"). The Note is currently expected to bear interest at the rate of 5.85% per annum, payable quarterly in arrears, and to provide for monthly installments of principal in scheduled amounts commencing on August 15, 1997 and ending on March 15, 1999. Maturity of the Note will accelerate, and the Note will be payable in full, upon the completion of the first debt or equity financing of MAPICS following the Distribution, other than borrowings under MAPICS' revolving credit facility. The transfers of assets (including the cash and the Note) and liabilities described in this paragraph are collectively referred to as the "Asset Transfers."

     The unaudited pro forma balance sheet of Marcam Solutions as of March 31, 1997 sets forth the assets and liabilities to be transferred by Marcam to Marcam Solutions on a pro forma basis as of March 31, 1997 in the column under the heading "Marcam Solutions, Inc. Pro Forma." For unaudited pro forma financial information regarding Marcam Solutions giving effect to the Distribution (including the Asset Transfers), see "Marcam Solutions, Inc. Pro Forma Consolidated Financial Statements" and "Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations of Marcam Solutions."

     Marcam and Marcam Solutions will enter into (on or prior to the Distribution Date) a Distribution Agreement together with certain ancillary agreements providing for the Distribution, the Asset Transfers and governing various ongoing relationships between the two companies. See "The Distribution Proposal--Relationship Between MAPICS and Marcam Solutions After the Distribution."

     The Massachusetts Business Corporation Law requires the approval of a corporation's stockholders for the sale, lease or exchange of all or substantially all of the property and assets, including goodwill, of a Massachusetts corporation. The Asset Transfers constitute the sale of substantially all of Marcam's assets for purposes of the Massachusetts Business Corporation Law. Consequently, the affirmative vote of at least two-thirds of the combined voting power of the outstanding shares of all classes and series of Marcam's capital stock, voting together as a single class, is required for the approval of the Distribution Proposal.

     Marcam's stockholders will be entitled to statutory appraisal rights in connection with the Distribution if it is completed. If the holders of a significant percentage of the shares of capital stock of Marcam outstanding on the Meeting Record Date exercise such appraisal rights, the Board may elect not to proceed with the Distribution. See "Appraisal Rights."

     Following the Distribution, Marcam's outstanding 9.82% Subordinated Notes due 2001 with an aggregate principal amount of $25.0 million (the "Subordinated Notes") will remain obligations of MAPICS. For unaudited pro forma financial information regarding MAPICS giving effect to the Distribution (including the Asset Transfers), see "MAPICS, Inc. Pro Forma Combined Financial Statements."

     MAPICS currently intends to repay the Note and the Subordinated Notes with the net proceeds from an underwritten public offering of the common stock of MAPICS (the "Proposed MAPICS Public Offering") or a debt financing which would be consummated in lieu of or in combination with the Proposed MAPICS Public Offering (the "Proposed Debt Financing"). On April 30, 1997, Marcam filed a Registration Statement on Form S-3 with the Commission relating to the Proposed MAPICS Public Offering. The Proposed MAPICS Public Offering is conditioned upon the completion of the Distribution and will not occur until after the Distribution, if at all. Accordingly, investors purchasing shares in the Proposed MAPICS Public Offering will be investing only in the business relating to the MAPICS product line and will not receive shares of Marcam Solutions Common Stock in the Distribution. Marcam is also currently negotiating with a number of lenders regarding the Proposed Debt Financing. The net proceeds from the Proposed MAPICS Public Offering, the Proposed Debt Financing or a combination thereof, if consummated, would be used to make the cash transfer by Marcam to Marcam Solutions or to repay the Note and, if sufficient additional net proceeds are available, to repay the Subordinated Notes in whole or in part. There can be no assurance that either the Proposed MAPICS Public Offering or the Proposed Debt Financing will be completed. If neither the Proposed MAPICS Public Offering nor the Proposed Debt Financing is completed, MAPICS will be required to repay the Note and the Subordinated Notes from its other cash resources, including cash generated from operations and borrowings under its revolving credit facility. While the payment terms of the Note have been established with consideration for the projected cash flows and borrowing capacities of both MAPICS and Marcam Solutions, absent the Proposed MAPICS Public Offering, the Proposed Debt Financing or a combination thereof, there can be no assurance that MAPICS will have sufficient cash resources to make the scheduled payments on the Note on a timely basis or that any such payments will satisfy Marcam Solutions' cash requirements. Under such circumstances, MAPICS and Marcam Solutions would be required to borrow money to satisfy all or a portion of their cash requirements. MAPICS' failure to make the payments on the Note as scheduled would have a material adverse effect on the financial condition of Marcam Solutions. The unaudited pro forma financial information regarding MAPICS and Marcam Solutions included elsewhere in this Proxy Statement/Prospectus does not give effect to either the Proposed MAPICS Public Offering or the Proposed Debt Financing or the application of the net proceeds therefrom.


Certain Federal Income Tax Aspects of the Distribution

     Marcam has requested the Private Letter Ruling from the IRS substantially to the effect that, among other things and except as provided below, the Distribution will qualify as a tax-free spin-off to Marcam and its stockholders under Section 355 of the Code and, accordingly, that:

   (1) No gain or loss will be recognized by (and no amount will be included in the income of) a holder of Marcam Common Stock or Marcam Preferred Stock upon the receipt of Marcam Solutions Common Stock except as described below in connection with cash received in lieu of fractional shares of Marcam Solutions Common Stock.

   (2) Except as described below, no gain or loss will be recognized by (and no amount will be included in the income of) MAPICS upon the distribution of the Marcam Solutions Common Stock to the stockholders of Marcam.


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


   (3) The aggregate tax basis of the Marcam Solutions Common Stock and the Marcam Common Stock or Marcam Preferred Stock in the hands of each stockholder of Marcam after the Distribution will, in each instance, be the same as the tax basis of the Marcam Common Stock or Marcam Preferred Stock held by such stockholder immediately before the Distribution, allocated in proportion to the relative fair market values of such Marcam Common Stock or Marcam Preferred Stock and the Marcam Solutions Common Stock on the date of the Distribution.

   (4) Assuming that the Marcam Common Stock or Marcam Preferred Stock is held as a capital asset, the holding period for the Marcam Solutions Common Stock received in the Distribution by a holder of Marcam Common Stock or Marcam Preferred Stock will include the period during which such Marcam Common Stock or Marcam Preferred Stock was held.

   (5) No gain or loss will be recognized by (and no amount will be included in the income of) Marcam upon the transfer of the Marcam Solutions assets, subject to liabilities, to Marcam Solutions in exchange for Marcam Solutions Common Stock and Marcam Solutions' assumption of the liabilities associated with the Marcam Solutions assets pursuant to the Distribution.

     Notwithstanding the foregoing, MAPICS will recognize gain on the Distribution to the extent that shares of Marcam Solutions Common Stock are received by holders of Marcam Common Stock or Marcam Preferred Stock who are not United States persons ("non-U.S. persons"), as defined in the Code. The number of shares of Marcam Solutions Common Stock expected to be distributed to non-U.S. persons is estimated to represent not more than 19% of the total number of shares of Marcam Solutions Common Stock distributed in the Distribution. Moreover, MAPICS may recognize additional gain with respect to certain aspects of the Distribution, including certain restructuring transactions expected to be consummated in connection with the Distribution. The aggregate amount of gain recognized by MAPICS in connection with the Distribution is not expected to result in any significant amount of current tax liability, but rather is expected to be offset by existing net operating losses. Accordingly, the amount of such net operating losses available to MAPICS after the Distribution will likely be reduced. In connection with the Asset Transfers, taxable gain may also be recognized in certain foreign jurisdictions. Such gain would not generally be offset by existing domestic net operating losses.

     In addition, a Marcam stockholder who receives cash in lieu of fractional shares of Marcam Solutions Common Stock will be treated as if such fractional shares had been received by the stockholder as part of the Distribution and then sold by such stockholder. Accordingly, such stockholder should recognize gain or loss equal to the difference between the cash so received and the portion of the tax basis in the Marcam Solutions Common Stock that is allocable to such fractional shares. Such gain or loss should be capital gain or loss, provided that such fractional shares were held by such stockholder as capital assets at the time of the Distribution. A Marcam stockholder who receives cash as the result of exercising and perfecting dissenters' rights with respect to his or her shares of Marcam capital stock will recognize taxable income and possibly a loss upon the receipt of such cash. Depending upon such stockholder's particular circumstances, such income will be taxable as either
(i) capital gain or loss equal to the difference between the amount of cash received (other than in respect of interest awarded by a court) and such stockholder's adjusted tax basis in his or her shares or (ii) a dividend. If the stockholder recognizes capital gain or loss, such capital gain or loss will be long-term capital gain or loss if the shares have a holding period exceeding one year. Interest, if any, awarded by a court will be includible in such stockholder's income as ordinary income for federal income tax purposes. Stockholders should consult their tax advisors regarding the tax consequences of receiving cash as the result of exercising and perfecting dissenters' rights.

     If the Private Letter Ruling has not been issued by the IRS by the date when all other conditions to the Distribution have been satisfied, Marcam may proceed with the Distribution based upon the opinions of its special tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, and its independent accountants, Coopers & Lybrand L.L.P., that, except as provided above, the Distribution should qualify as a tax-free distribution under Section 355 of the Code (the "Tax Opinions"). The Tax Opinions will be based upon certain facts, assumptions and representations of officers of Marcam and Marcam Solutions as of the date of the Distribution. Marcam will not complete the Distribution unless it receives the Private Letter Ruling or the Tax Opinions. The Tax Opinions will not be binding on the IRS or a court, and therefore, if the Distribution proceeds on the basis of the Tax Opinions, there can be no assurance that the IRS will not challenge the conclusions therein or that a court will not sustain such challenge.

     If the Distribution does not qualify as a tax-free distribution under
Section 355 of the Code, then, among other consequences, (i) MAPICS would recognize gain equal to the amount by which the fair market value of the Marcam

Solutions Common Stock distributed to Marcam stockholders exceeds MAPICS' adjusted tax basis therein (and such gain would further reduce or eliminate the amount of the net operating losses available to MAPICS after the Distribution and could also result in MAPICS incurring a current tax liability) and (ii) each holder of Marcam Common Stock or Marcam Preferred Stock who receives shares of Marcam Solutions Common Stock in the Distribution will be treated as having received a taxable distribution, taxed first as a dividend to the extent of Marcam's and MAPICS' available current and accumulated earnings and profits, then as a nontaxable return of capital to the extent of such stockholder's basis in its Marcam Common Stock or Marcam Preferred Stock, as the case may be, and finally as gain from the sale or exchange of property. In such event, the transaction may also be taxable for state and local tax purposes. The incurrence of significant tax liabilities by MAPICS, in the event that the Distribution is not treated as a tax-free transaction, may have a material adverse effect on MAPICS' business, financial condition and results of operations.

     The Private Letter Ruling, if received, although generally binding upon the IRS, will be subject to the accuracy of certain factual representations and assumptions contained in Marcam's request for the Private Letter Ruling. The Tax Opinions will also be subject to the accuracy of such factual representations and assumptions. Marcam is not aware of any present facts or circumstances which would cause such representations and assumptions to be inaccurate. In addition, the Distribution and/or certain related transactions, though tax-free as of the Distribution Date, could be rendered taxable as a result of subsequent actions or events both within and beyond the control of Marcam, MAPICS and Marcam Solutions.

     Prior to completion of the Distribution, Marcam and Marcam Solutions intend to enter into a tax sharing agreement (the "Tax Sharing Agreement") that defines the parties' rights and obligations with respect to certain tax liabilities and refunds of taxes relating to Marcam's business for periods ending on or prior to the date of the Distribution. In general, pursuant to the Tax Sharing Agreement, Marcam Solutions shall be responsible for certain state, local and foreign taxes for periods ending on or before the date of the Distribution (and shall be entitled to refunds with respect to such taxes), and MAPICS shall be responsible for all other taxes for such periods (and shall be entitled to refunds with respect to such taxes). In addition, under the Tax Sharing Agreement, MAPICS shall be liable for any taxes arising out of the Distribution. The Tax Sharing Agreement further provides for cooperation with respect to certain tax matters, the exchange of information and the retention of records. See "The Distribution Proposal--Relationship Between MAPICS and Marcam Solutions After the Distribution."

     Treasury regulations governing Section 355 of the Code require that each stockholder of Marcam who receives Marcam Solutions Common Stock pursuant to the Distribution attach a statement to such holder's federal income tax return for the taxable year in which such holder receives such stock, which statement indicates the applicability of Section 355 of the Code to the Distribution. Marcam will provide each stockholder with the information necessary to comply with this requirement.

     The foregoing summary of the federal income tax consequences of the Distribution and related transactions to Marcam, MAPICS, Marcam Solutions and the stockholders of Marcam is for general information only. Stockholders are urged to consult their own tax advisors as to the particular consequences to them of the Distribution, including the application of state, local and foreign tax laws. This summary may also not be applicable to stockholders who received their Marcam Common Stock pursuant to the exercise of options or otherwise as compensation (including holders of restricted stock) or who are not citizens or residents of the United States.


Description of Marcam Solutions Common Stock

     Holders of Marcam Solutions Common Stock will be entitled to one vote for each share on all matters voted on by Marcam Solutions stockholders, including the election of directors and, except as otherwise required by law or provided in any resolution adopted by the Marcam Solutions Board of Directors with respect to any series of Marcam Solutions Preferred Stock, will exclusively possess all voting power. The holders of the Marcam Solutions Common Stock will not have any cumulative voting, conversion, redemption or preemptive rights. Subject to any preferential rights of any outstanding series of Marcam Solutions Preferred Stock designated by the Marcam Solutions Board from time to time, the holders of Marcam Solutions Common Stock will be entitled to receive dividends when, as and if declared by the Marcam Solutions Board out of funds legally available therefor. Upon the liquidation, dissolution or winding up of Marcam Solutions, holders of Marcam Solutions Common Stock share ratably in the assets of Marcam Solutions available for distribution to its stockholders, subject to the preferential rights of any then outstanding Marcam Solutions Preferred Stock. See "Description of Marcam Solutions Capital Stock."


Listing and Trading of Marcam Solutions Common Stock


     Marcam Solutions has filed an application to list the Marcam Solutions Common Stock and associated Marcam Solutions Rights on the Nasdaq National Market under the symbol "MRCM." Marcam Solutions initially will have approximately 604 stockholders of record based upon the number of stockholders of record of Marcam as of the date hereof. For certain information regarding employee and director options to purchase Marcam Solutions Common Stock that will be outstanding after the Distribution, see "The Distribution Proposal--Relationship Between MAPICS and Marcam Solutions After the Distribution--Distribution Agreement."


     There is currently no public market for Marcam Solutions Common Stock. Prices at which Marcam Solutions Common Stock may trade prior to the Distribution on a "when-issued" basis or after the Distribution cannot be predicted. Until the Marcam Solutions Common Stock is fully distributed and an orderly market develops, the prices at which trading in such stock occurs may fluctuate significantly. The prices at which Marcam Solutions Common Stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, the depth and liquidity of the market for Marcam Solutions Common Stock, investor perception of Marcam Solutions, the PRISM, Protean and Avantis product lines and the market for ERP software applications generally, the announcement of new products or product enhancements by Marcam Solutions or its competitors, quarterly variations in Marcam Solutions' operating results or operating results of its competitors or companies in related industries, changes in earnings or revenue estimates or recommendations by securities analysts, developments in Marcam Solutions' industry, general market conditions and other factors, including factors unrelated to the operating performance of Marcam Solutions or its competitors. Such factors and fluctuations, as well as general economic, political and market conditions, such as recessions, could materially and adversely affect the market price of Marcam Solutions Common Stock. Such prices may also be affected by certain provisions of Marcam Solution's certificate of incorporation and by-laws, the Marcam Solutions Rights and other matters described in this Proxy Statement/
Prospectus which may have an anti-takeover effect. See "Marcam Solutions Risk Factors--No Current Market for Marcam Solutions Common Stock," "Description of Marcam Solutions Capital Stock," "The Distribution Proposal--Relationship Between MAPICS and Marcam Solutions After the Distribution."


     Shares of Marcam Solutions Common Stock and associated Marcam Solutions Rights distributed to Marcam's stockholders in the Distribution will be freely transferable except for securities received by persons who may be deemed to be "affiliates" of Marcam within the meaning of Rule 145 under the Securities Act of 1933 (the "Securities Act"). Such affiliates may not publicly offer to sell the Marcam Solutions Common Stock and associated Marcam Solutions Rights received in connection with the Distribution except pursuant to a registration statement under the Securities Act or pursuant to Rule 145 under the Securities Act.


Listing and Trading of Marcam Common Stock


     It is expected that the Marcam Common Stock will continue to be listed and traded on the Nasdaq National Market after the Distribution. The Marcam Common Stock is currently traded on the Nasdaq National Market under the symbol "MCAM." Application has been made to change the trading symbol for these securities to "MAPX" effective concurrently with the Distribution. Following the Distribution, MAPICS' revenues will be substantially lower than Marcam's consolidated revenues prior to the Distribution, and management currently believes that MAPICS will have net income compared to Marcam's net losses. Accordingly, as a result of the Distribution, the trading prices of MAPICS Common Stock immediately after the Distribution may be less than, equal to or greater than the trading prices of Marcam Common Stock immediately prior to the Distribution. The combined trading prices of a share of MAPICS Common Stock and a share of Marcam Solutions Common Stock after the Distribution may be less than, equal to or greater than the trading prices of Marcam Common Stock prior to the Distribution. The prices at which the MAPICS Common Stock trades after the Distribution will be determined by the marketplace and may be influenced by many factors, including, among others, the continuing depth and liquidity of the market for the MAPICS Common Stock, investor perception of MAPICS and the market for ERP software applications generally, the announcement of new products or product enhancements by MAPICS or its competitors, quarterly variations in MAPICS' operating results or operating results of its competitors or companies in related industries, changes in earnings or revenue estimates or recommendations by securities analysts, developments in MAPICS' industry, general market conditions and other factors, including factors unrelated to the operating performance of MAPICS or its competitors. Such factors and fluctuations, as well as general economic, political and market conditions, such as recessions, could materially and adversely affect the market price of MAPICS Common Stock. Such prices may also be affected by certain provisions of MAPICS' articles of organization and by-laws, the MAPICS Rights Plan and other matters described in this Proxy Statement/Prospectus which may have an anti-takeover effect. See "MAPICS Risk Factors--Absence of Comparable Trading History for Common Stock; Possible Volatility of Stock Prices."

     There is currently no public market for the Marcam Preferred Stock, and Marcam does not expect a public market for the Marcam Preferred Stock to develop.


Warrants

     In connection with the Distribution, warrants to purchase an aggregate of 383,333 shares of Common Stock of Marcam issued in connection with the sale of the Subordinated Notes (the "Sub Debt Warrants") will be adjusted such that the exercise price will be decreased and the number of underlying shares will be increased on a basis intended to preserve the spread value of the Sub Debt Warrants. In addition, the holders of the warrants to purchase an aggregate of 1,000,000 shares of Marcam Common Stock issued in connection with the sale of Series E Preferred Stock (the "GA Warrants") will (i) retain such GA Warrants, which after the Distribution will be warrants to purchase the same number of shares in the aggregate of MAPICS Common Stock (the "MAPICS GA Warrants") and
(ii) receive the Marcam Solutions Warrants. The current exercise price of the GA Warrants will be allocated between the MAPICS GA Warrants and the Marcam Solutions Warrants on a basis intended to preserve the spread value of the existing GA Warrants.


Conditions; Termination

     The Distribution is conditioned upon: (i) the approval of the Distribution Proposal by Marcam's stockholders at the Meeting; (ii) the receipt by Marcam of the Private Letter Ruling or, at the option of the Board, the Tax Opinions;
(iii) the completion of the Asset Transfers and other internal reorganization transactions contemplated by the Distribution Agreement in all material respects; (iv) the Registration Statement on Form 10 (the "Form 10") under the Securities Exchange Act of 1934 (the "Exchange Act"), filed by Marcam Solutions with the Securities and Exchange Commission (the "Commission" ) having become effective and no stop order with respect thereto being in effect; and (v) there not being in effect any statute, rule, regulation or order of any court, governmental or regulatory body which prohibits or makes illegal the transactions contemplated by the Distribution Agreement and the related agreements. These conditions are not waivable by the Board.

     Unless waived by the Board, the Distribution is also conditioned upon, among other things: (i) the receipt of all necessary regulatory approvals; (ii) the receipt of all necessary consents of third parties; (iii) the approval of the shares of Marcam Solutions Common Stock and associated Marcam Solutions Rights for listing on the Nasdaq National Market; and (iv) the holders of less than one percent (1%) of the shares of capital stock of Marcam outstanding on the Meeting Record Date exercising and perfecting statutory appraisal rights available under Massachusetts law.

     Even if all the above conditions are satisfied, the Board has reserved the right to abandon, defer or modify the Distribution and any related transactions at any time prior to the Distribution Date. In particular, the Board may decide to abandon, defer or modify the Distribution and any related transactions if it determines that the Proposed MAPICS Public Offering, the Proposed Debt Financing or both are impracticable or unlikely to be completed. Additionally, the Board may, within its discretion, modify procedures or other transaction details necessary to effectuate the Distribution, the Proposed MAPICS Public Offering or the Proposed Debt Financing. The Board will not and may not, however, make any changes in the terms of the Distribution after the Distribution Proposal is approved by stockholders unless the Board determines that such changes would not be materially adverse to Marcam's stockholders. Any changes in the terms of the Distribution after the Distribution Proposal is approved by the stockholders will be reflected in the Form 10 to be mailed to the stockholders in connection with the Distribution. See "The Distribution Proposal--Relationship Between MAPICS and Marcam Solutions After the Distribution--Distribution Agreement."


Future Management of the Separate Companies

     Marcam Solutions. Following the Distribution, it is currently expected that the business relating to the PRISM, Protean and Avantis product lines which will be the business of Marcam Solutions, will continue to be operated by certain of its current operating management. Michael J. Quinlan, who has been the President and Chief Executive Officer of Marcam since January 1996 and a director of Marcam since February 1996, is currently expected to be President and Chief Executive Officer of Marcam Solutions. Paul A. Margolis, a co-founder, who has served as Marcam's Chairman of the Board since its organization in 1980 and also served as Marcam's President and Chief Executive Officer from 1980 until January 1996, is currently expected to be Chairman of the Board of Marcam Solutions. The other executive officers of Marcam Solutions are currently executives of Marcam involved in the business relating to the PRISM, Protean and Avantis product lines. See " Management of Marcam Solutions."

     MAPICS. Following the Distribution, Marcam will continue to operate the business relating to the MAPICS product line. If Marcam's stockholders approve the Name Change Amendment, Marcam will be renamed "MAPICS, Inc." Following the Distribution, MAPICS will have substantially the same operating management as Marcam's current business relating to the MAPICS product line. Richard C. Cook, who has been Marcam's Senior Vice President and General Manager, MAPICS business group since July 1996, is currently expected to be the President, Chief Executive Officer and a Director of MAPICS. The other executive officers of MAPICS are currently executives of Marcam who have been responsible for managing the business relating to the MAPICS product line. See "Management of MAPICS."


Interests of Certain Persons

     None of the current directors or officers of Marcam or the proposed directors or officers of Marcam Solutions or MAPICS will have any interest in the Distribution other than as a result of their security holdings. As discussed above under "Warrants," General Atlantic Partners 32, L.P. ("GAP 32") and GAP Coinvestment Partners, L.P. ("GAP Coinvestment") own warrants to purchase an aggregate of 1,000,000 shares of Marcam Common Stock (the "GA Warrants"). Messrs. Ford and Grabe and certain other individuals are the managing members of General Atlantic Partners, LLC, which is the sole general partner of GAP 32 and are the same persons who have voting and investment control over securities held by GAP Coinvestment. In connection with the Distribution, the GA Warrants will be adjusted so as to represent two separately exercisable warrants--one to purchase MAPICS Common Stock and one to purchase Marcam Solutions Common Stock. See "Warrants."

     The current directors and officers of Marcam and the proposed directors and officers of Marcam Solutions and MAPICS previously have been granted options to purchase shares of Marcam Common Stock. See "Principal Stockholders of MAPICS" and "Principal Stockholders of Marcam Solutions." In connection with the Distribution, each holder of an option (the "Marcam Option") will (i) retain such Marcam Option, which after the Distribution will be an option to purchase the same number of shares of MAPICS Common Stock (the "Adjusted MAPICS Option") and (ii) be granted an option to purchase shares of Marcam Solutions Common Stock equal to one-half of the number of shares of Marcam Common Stock subject to such Marcam Option. The directors of Marcam who will resign from the Board after the Distribution and who will be elected to the Marcam Solutions Board will be deemed to have retired from the Board so that their respective Adjusted MAPICS Options continue to vest in accordance with their respective terms. See "Relationship Between MAPICS and Marcam Solutions After the Distribution."


Regulatory Approvals

     Hart-Scott-Rodino Antitrust Improvements Act of 1976. Any person receiving shares of Marcam Solutions Common Stock pursuant to the Distribution may be required to file a Premerger Notification and Report Form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). In general, if (i) a person receiving shares of Marcam Solutions Common Stock pursuant to the Distribution would beneficially own, upon consummation of the Distribution, Marcam Solutions Common Stock that exceeds $15 million in value, (ii) certain jurisdictional requirements are met and (iii) no exemption applies, then the HSR Act would require that such person file a Premerger Notification and Report Form and observe the applicable waiting periods under the HSR Act prior to acquiring such Marcam Solutions Common Stock pursuant to the Distribution. If such waiting periods have not expired or been terminated at the Distribution Date with respect to such recipient, Marcam may be required to deliver such recipient's shares of Marcam Solutions Common Stock into an escrow facility pending the expiration or termination of such waiting period. Holders of capital stock of Marcam are urged to consult their legal counsel to determine whether the requirements of the HSR Act will apply to the receipt of any of their shares of Marcam Solutions Common Stock pursuant to the Distribution.


Accounting Treatment


     Although the Marcam Solutions Common Stock will be distributed to the Marcam stockholders, because of the relative significance of Marcam's business relating to the PRISM, Protean and Avantis product lines, the Distribution will be recorded for accounting purposes as a disposal of the business relating to the MAPICS product line. Accordingly, the historical (pre-Distribution) consolidated financial statements of Marcam included elsewhere in this Proxy Statement/Prospectus will become the historical consolidated financial statements of Marcam Solutions after the Distribution. After the Distribution, Marcam Solutions' financial statements will reflect the Distribution as a disposal of the MAPICS product line as of the Distribution Date and will not be restated to remove the effects of the prior operating results of the MAPICS business. The combined financial statements of MAPICS included elsewhere in this Proxy Statement/Prospectus are the separate financial statements of the portion of Marcam's business relating to the MAPICS product line. The historical financial statements of MAPICS for reporting periods after the Distribution will consist solely of the separate combined financial statements of MAPICS and will not correspond to the historical consolidated financial statements of Marcam.


Relationship Between MAPICS and Marcam Solutions After the Distribution


     For the purpose of governing certain of the ongoing relationships between MAPICS and Marcam Solutions after the Distribution and to provide mechanisms for the Asset Transfers and an orderly transition, Marcam and Marcam Solutions will enter into the various agreements described in this section. The agreements summarized in this section will be included as exhibits to the Form S-4, of which this Proxy Statement/Prospectus is a part, and the Form 10 and the following summaries are qualified in their entirety by reference to the agreements as filed. In addition, MAPICS intends to file a Current Report on Form 8-K in connection with the Distribution and the agreements will also be filed as exhibits to such report. In addition, the Chief Financial Officer of Marcam is also the Chief Financial Officer of Marcam Solutions. Following the Distribution, this person will not be the Chief Financial Officer of MAPICS but will become a director of MAPICS, while continuing to serve as Marcam Solutions' Chief Financial Officer. See "Management of MAPICS" and "Management of Marcam Solutions."


  Distribution Agreement


     Prior to the completion of the Distribution, Marcam and Marcam Solutions will enter into the Distribution Agreement. The Distribution Agreement will provide for, among other things, the Asset Transfers, certain related internal reorganization transactions which are part of the Distribution, treatment of employee and director stock options, restricted stock and common stock purchase warrants, employee benefit plans and indemnification obligations. The Distribution Agreement will also provide for the execution of certain other agreements governing the relationship between MAPICS and Marcam Solutions following the Distribution.


     Marcam currently maintains the following stock plans, each of which has previously been approved by Marcam stockholders: The Marcam Corporation 1987 Stock Plan (the "1987 Plan"), the Marcam Corporation 1991 Non-
Employee Director Stock Option Plan (the "Directors Plan") and the Marcam Corporation 1994 Stock Plan (the "1994 Plan") (collectively, the "Marcam Plans"). Under the Marcam Plans, as of April 30, 1997, options to purchase an aggregate of approximately 2,655,195 shares of Marcam Common Stock (collectively the "Marcam Options") were held by current and former employees and directors of Marcam (the "Optionees"). The Distribution Agreement will provide that, in connection with the Distribution, each holder of a Marcam Option will (i) retain such Marcam Option, which after the Distribution will be an option to purchase the same number of shares of MAPICS Common

Stock (the "Adjusted MAPICS Option"), and (ii) be granted an option to purchase shares of Marcam Solutions Common Stock equal to one-half of the number of shares of Marcam Common Stock subject to such Marcam Option (each, a "Marcam Solutions Option"; collectively, the "Adjusted Options"). Thus, following the Distribution, each Optionee will hold separate options to purchase an equivalent number of shares of MAPICS Common Stock and Marcam Solutions Common Stock. The per share exercise price of each Adjusted Option will be adjusted to give effect to the Distribution by allocating the exercise price of the corresponding Marcam Option between the Adjusted MAPICS Option and the Adjusted Marcam Solutions Option, based on the relative fair market values of the underlying MAPICS Common Stock and Marcam Solutions Common Stock after the Distribution so as to preserve the "spread" value of the existing Marcam Option. For this purpose, the fair market value of a share of each such Common Stock will be the average of the closing sales prices per share of each Common Stock on the Nasdaq National Market for each of the five consecutive trading days beginning on the first day following the Distribution Date.

     Each Adjusted Option will continue to be subject to the same terms and conditions that applied to the corresponding Marcam Option prior to the Distribution, except that vesting will be based on service with Marcam Solutions, MAPICS or both.

     The Distribution Agreement will provide that promptly following the closing of the Proposed MAPICS Public Offering, all directors of Marcam (other than those directors who will continue to be directors of MAPICS) shall resign from the Board. The continuing directors will then elect the new directors to fill the vacancies created by the resignations and the newly constituted Board will appoint the executive officers of MAPICS.

     After the Distribution, MAPICS expects to continue to offer a benefit package to its employees substantially comparable to that currently available under the plans and programs offered by Marcam and also expects that there will be no significant interruption in or loss of benefits to its employees. These benefits include participation in a 401(k) plan, medical, dental, disability and life insurance, a Section 125 cafeteria plan, an employee stock purchase plan and other welfare benefits.

     Employees assigned to Marcam Solutions will continue to participate in all of Marcam's benefit plans and provisions, although Marcam Solutions will bear its allocable share of the costs of those plans and programs until the earlier of the date Marcam Solutions establishes its own separate, comparable benefit plan or program or the date the Distribution is completed. Effective no later than the date of the Distribution, Marcam Solutions will establish its own welfare benefit plans and programs which generally will be comparable to those currently offered by Marcam. However, Marcam Solutions may change its plans and programs in the future. In addition, it is expected that Marcam will transfer the assets and liabilities of the 401(k) plan relating to Marcam Solutions employees and former employees to a corresponding Marcam Solutions 401(k) plan.


     Pursuant to the Distribution Agreement, subject to limited exceptions, the two companies will be required to indemnify each other and each other's directors, officers, employees, agents and representatives for liabilities under federal or state securities laws that are a result of the Proposed MAPICS Public Offering and the Distribution, including liabilities arising out of or based upon alleged misrepresentations in or omissions from the Registration Statement on Form S-4, the Registration Statement on Form 10, this Proxy Statement/Prospectus and other disclosure documents prepared in connection with the Distribution by such party. The Distribution Agreement also provides that each party thereto will indemnify the other party thereto and its directors, officers, employees, agents and representatives for liabilities that may be incurred by the indemnified party relating to, resulting from or arising out of, (i) the business, operations or assets conducted or owned or formerly conducted or owned by the indemnifying party and its subsidiaries, or (ii) the failure by the indemnifying party to comply with any other agreements executed in connection with the Distribution or the Proposed MAPICS Public Offering. In addition, the Distribution Agreement will provide that each party will indemnify the other party and its directors, officers, employees, agents and representatives for any liabilities resulting from or arising out of certain acts, failures to act or the provision of incorrect factual information by the indemnifying party in connection with the Private Letter Ruling that causes the Distribution to be taxable to the indemnified party or its stockholders. In addition, because the business to be conducted by Marcam Solutions will be conducted through Marcam Corporation until the Distribution, MAPICS may be liable for the liabilities of Marcam Solutions for the period prior to the Distribution. If Marcam Solutions for any reason is unable to satisfy its liabilities, MAPICS may be liable for them.

     The Distribution Agreement will also provide that both MAPICS and Marcam Solutions shall be granted access to certain records and information in the possession of the other, and will require the retention by each of MAPICS and Marcam Solutions for a period of ten years following the Distribution of certain information in its possession, and thereafter that each party give the other prior notice of its intention to dispose of such information.

     The Distribution Agreement will provide that the Distribution is subject to the satisfaction of certain conditions. Even if all of such conditions are satisfied, however, the Board may determine not to proceed with the Distribution at any time prior to the Distribution Date. See "The Distribution Proposal--Conditions; Termination."

     General Services Agreement. The General Services Agreement provides that Marcam Solutions and MAPICS will provide to each other from time to time, upon request, certain routine and ordinary corporate services, including financial, accounting, administrative, tax and legal services. For these services, the party providing such services will be reimbursed for its costs, including the pro rata costs of its employees performing such services and allocable overhead, on a per diem basis.

     Tax Sharing Agreement. Prior to completion of the Distribution, Marcam and Marcam Solutions intend to enter into a Tax Sharing Agreement that defines the parties rights and obligations with respect to certain tax liabilities and refunds of taxes relating to Marcam's business for periods ending on or prior to the date of the Distribution. In general, pursuant to the Tax Sharing Agreement, Marcam Solutions shall be responsible for certain state, local and foreign taxes for periods ending on or before the date of the Distribution (and shall be entitled to refunds with respect to such taxes), and MAPICS shall be responsible for all other taxes for such periods (and shall be entitled to refunds with respect to such taxes). In addition, under the Tax Sharing Agreement, MAPICS shall be liable for any taxes arising out of the Distribution. The Tax Sharing Agreement further provides for cooperation with respect to certain tax matters, the exchange of information and the retention of records.


Dissenting Stockholders; Appraisal Rights

     If the Distribution Proposal is approved by the required vote of Marcam's stockholders and is not abandoned or terminated, holders of Marcam capital stock who did not vote for the Distribution Proposal may, by complying with Sections 76 and 86 through 98 of Chapter 156B of the Massachusetts Business Corporation Law (the "MBCL"), be entitled to appraisal rights as described therein ("Appraisal Rights"). The record holders of Marcam's capital stock who are eligible to, and do, exercise their Appraisal Rights with respect the Distribution Proposal are referred to herein as "Dissenting Stockholders," and the shares of stock with respect to which they exercise Appraisal Rights are referred to herein as "Dissenting Shares." If a stockholder of Marcam has a beneficial interest in shares of Marcam's capital stock that are held of record in the name of another person, and such stockholder desires to perfect whatever Appraisal Rights such beneficial stockholder may have, such beneficial stockholder must act promptly to cause the holder of record timely and properly to follow the steps summarized below.

     Pursuant to Massachusetts law, a stockholder of Marcam may dissent from the proposed corporate action to approve the Distribution Proposal and receive the right to an appraisal of such stockholder's shares. As required by Massachusetts Law, a copy of Sections 76 and 86 through 98 of the MBCL is attached hereto as part of Annex A.

     If the Distribution is consummated, the Dissenting Stockholders will be entitled, if they strictly comply with the provisions of the MBCL, to have the fair value of their shares judicially determined and paid to them. The following discussion is not a complete statement of Massachusetts law relating the Appraisal Rights, and is qualified in its entirety by reference to Sections 76 and 86 through 98 of the MBCL attached to this Proxy Statement/
Prospectus as Annex A and incorporated herein by reference. This discussion and Sections 76 and 86 through 98 of the MBCL should be reviewed carefully by any holder who wishes to exercise statutory Appraisal Rights or wishes to preserve the right to do so, since failure to comply with the required procedure will result in the loss of such rights. A stockholder of Marcam who votes for the adoption and approval of the Distribution Proposal will be deemed to have waived such stockholder's right to exercise Appraisal Rights with respect to all shares of Marcam's capital stock held by such stockholder. Any holder who is considering dissenting should consult his or her legal advisor.

     1. To exercise Appraisal Rights, a stockholder must (1) file with Marcam, before the taking of the stockholders' vote on the approval of the Distribution Proposal at the Meeting, a written objection to the Distribution Proposal stating that the intention of such stockholder to demand payment for shares owned by such stockholder if the Distribution Proposal is approved, and (2) the stockholder must not vote in favor of the Distribution Proposal. A vote in favor of the Distribution Proposal will waive such holder's Appraisal Rights. However, a stockholder's failure to vote on the Distribution Proposal will not in itself be a waiver of such holder's Appraisal Rights. A vote against the Distribution Proposal does not, alone, constitute a written objection. A stockholder who dissents and demands Appraisal Rights must do so as to all shares of Marcam's capital stock held by such stockholder. A stockholder may not assert Appraisal Rights with respect to less than all of such stockholder's shares.

     2. If the Distribution Proposal is approved and adopted by Marcam's stockholders, within 10 days after the effective date of the Distribution Proposal, Marcam must give written notice that the Distribution Proposal has become effective to each stockholder who gave notice before the Meeting of such stockholder's objection to the Distribution Proposal and who did not vote in favor of the Distribution Proposal.

     3. If the stockholder did not vote in favor of the Distribution Proposal, such Dissenting Stockholder may, within 20 days after the mailing of the notice that the Distribution Proposal is effective, make written demand on Marcam for the payment of the fair value of such holder's Dissenting Shares. Any stockholder failing to make demand for payment within the 20-day period shall be bound by the Distribution Proposal.

     4. Within 30 days after the expiration of the Dissenting Stockholders' 20-day notice period, Marcam must deliver to the Dissenting Stockholder payment of the fair value of the Dissenting Shares.

     5. If, during the 30-day period after the expiration of the period during which the demand may be made, the Dissenting Stockholder and Marcam do not agree as to the fair value of the Dissenting Shares, then either of them may file a bill in equity in the Superior Court in Middlesex County, Massachusetts (the "Court") requesting a determination of the fair value of such stockholder's Dissenting Shares. The bill in equity must be filed within four months after the date of expiration of the foregoing 30-day period.

     6. If the bill in equity is timely filed, the Court or an appointed special master will hold a hearing. After the hearing on the petition, the Court shall enter a decree determining the fair value of the Dissenting Shares and shall order Marcam to make payment of such value, together with interest, from the date of the vote approving the Distribution Proposal to the Dissenting Stockholders entitled to said payment, subject to receipt of duly endorsed certificates for the Dissenting Shares. Pursuant to the MBCL the fair value of the Dissenting Shares is the value thereof as of the day immediately preceding the Meeting, excluding any element of value arising from the expectation or accomplishment of the Distribution Proposal. All court costs, including appraisers' fees, shall be allocated by the Court in a manner it determines to be fair and equitable.

     7. Upon consummation of the Distribution Proposal, each Dissenting Stockholder will cease to have any rights of a stockholder except the right to be paid the fair value of the Dissenting Shares and the right to receive other distributions, if any, payable to stockholders of record prior to the effective date of the Distribution Proposal and any other rights under applicable Massachusetts law.


Recent By-Law Amendment

     At a special meeting held on April 28, 1997, the Board amended Article X of Marcam's By-Laws which relates to dividends to conform that provision to the provision regarding dividends in the Marcam's Restated Articles of Organization and to provide that dividends may be paid in cash, property or shares of the capital stock of Marcam or its subsidiaries. This amendment was made in connection with the proposed Distribution.


Vote Required and Board Recommendation

     The affirmative vote of at least two-thirds of the combined voting power of the outstanding shares of all classes and series of Marcam's capital stock, voting together as a single class, is required for approval of the Distribution Proposal. Approval of the Distribution Proposal by such affirmative vote will also constitute approval of the Asset Transfers for purposes of Section 75 of the MBCL, which governs the sale of substantially all the assets and properties (including goodwill) of Massachusetts corporations. Officers, directors and stockholders of Marcam and their affiliates who collectively beneficially own approximately 25% of the outstanding shares of all classes and series of Marcam's capital stock have indicated their present intention to vote such shares FOR approval of the Distribution Proposal.

     The Board has unanimously approved the Distribution Proposal and unanimously recommends that Marcam stockholders vote FOR the approval of the Distribution Proposal.

             PRICE RANGE OF MARCAM COMMON STOCK AND DIVIDEND POLICY

     Marcam Common Stock is quoted on the Nasdaq National Market under the symbol "MCAM."

     The table below sets forth, for the periods indicated, the reported high and low prices of Marcam Common Stock as reported on the Nasdaq National Market. The closing price for Marcam Common Stock on June 12, 1997, the last practicable trading date for which information is available before the printing of this Proxy Statement/Prospectus, was $11.75.


Fiscal Years Ended September 30,                   High      Low
--------------------------------                 --------   ------
1995
 First Quarter  ..............................     $11.50   $8.50
 Second Quarter    ...........................      13.88    8.00
 Third Quarter  ..............................      16.63   12.00
 Fourth Quarter ..............................      16.75    7.75
1996
 First Quarter  ..............................      20.75   12.63
 Second Quarter    ...........................      17.00   11.25
 Third Quarter  ..............................      14.50    9.50
 Fourth Quarter ..............................      13.75   10.75
1997
 First Quarter  ..............................      13.13   10.50
 Second Quarter    ...........................      17.50   12.25
 Third Quarter (through June 12, 1997)  ......      14.00    8.50


     As of June 9, 1997, Marcam had approximately 599 holders of record.

     Marcam has never paid any cash dividends on its Common Stock. Upon the completion of the Distribution, Marcam currently intends to retain future earnings to fund future development and growth and the operation of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. Covenants in the revolving credit facility prohibit the payment of cash dividends. Any future determination to pay cash dividends will be at the discretion of the Marcam Board and will be dependent upon Marcam's results of operations, financial condition, capital requirements and such other factors as the Marcam Board deems relevant.

             MAPICS, INC. PRO FORMA COMBINED FINANCIAL STATEMENTS

     The historical combined financial statements of MAPICS have been derived from the historical (pre-Distribution) consolidated financial statements of Marcam Corporation and are presented as if MAPICS had been operated as a separate entity. The unaudited pro forma combined balance sheet of MAPICS as of March 31, 1997 presents the financial position of MAPICS assuming that the Distribution and certain other transactions had occurred on March 31, 1997. All material adjustments required to reflect the Distribution and certain other transactions are set forth in the "Pro Forma Adjustments" column. The unaudited pro forma combined statements of operations of MAPICS for the year ended September 30, 1996 and for the six months ended March 31, 1997 are identical to the historical combined statements of operations for those periods since there are no material pro forma adjustments which are required to reflect the Distribution or certain other transactions which have been reflected as pro forma adjustments in the pro forma combined balance sheet.

     The unaudited pro forma combined financial statements of MAPICS should be read in conjunction with the historical combined financial statements of MAPICS included elsewhere in this Proxy Statement/Prospectus. The pro forma data is for informational purposes only and may not necessarily reflect future results of operations and financial position or what the results of operations or financial position would have been had MAPICS been operating as a separate entity.

                                  MAPICS, INC.
                        Pro Forma Combined Balance Sheet
                                 March 31, 1997
                                 (In thousands)
                                   (UNAUDITED)


                                                                                 Pro Forma
                                                           Historical           Adjustments            Pro Forma
                                                           ------------   --------------------------   ----------
            ASSETS
Current assets:
 Cash and equivalents  .................................     $   852                                   $    852
 Accounts receivable, net ..............................      21,141                                     21,141
 Prepaid expenses and other current assets  ............       1,032                                      1,032
                                                             --------                                  ---------
  Total current assets .................................      23,025                                     23,025
Property and equipment, net  ...........................       2,813                                      2,813
Computer software costs, net ...........................      15,741                                     15,741
Other intangible assets, net ...........................       5,067                                      5,067
                                                             --------                                  ---------
  Total assets   .......................................     $46,646                                   $ 46,646
                                                             ========                                  =========
        LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
 Accounts payable   ....................................     $ 4,412                                   $  4,412
 Accrued expenses and other current liabilities   ......      11,415                                     11,415
 Deferred revenue   ....................................      21,197                                     21,197
 Note payable to Marcam Solutions, Inc.  ...............          --          $  39,000(b)               39,000
                                                             --------         -----------              ---------
  Total current liabilities  ...........................      37,024             39,000                  76,024
Long-term debt   .......................................          --             25,000(a)               25,000
Deferred income taxes  .................................         394                 --                     394
                                                             --------         -----------              ---------
  Total liabilities    .................................      37,418             64,000                 101,418
Divisional equity   ....................................       9,228             (9,228)(c)                  --
Stockholders' equity (deficit):
 Preferred stock .......................................          --                325(c)                  325
 Common stock ..........................................          --                115(c)                  115
 Additional paid-in capital  ...........................          --                    --                   --
 Retained earnings (accumulated deficit) ...............          --           (55,212)(a,b,c)         (55,212)
                                                             --------         -----------              ---------
  Total equity (deficit)  ..............................       9,228            (64,000)                (54,772)
                                                             --------         -----------              ---------
  Total liabilities and equity (deficit) ...............     $46,646          $      --                $ 46,646
                                                             ========         ===========              =========


The accompanying notes are an integral part of the pro forma combined financial statements.

                                  MAPICS, INC.
                   Pro Forma Combined Statement of Operations
                          Year ended September 30, 1996
                      (In thousands, except per share data)
                                   (UNAUDITED)



                                                                     Pro Forma
                                                      Historical     Adjustments     Pro Forma
                                                      ------------   -------------   ----------
Revenues:
 License    .......................................     $45,341                        $45,341
 Services   .......................................      32,261                         32,261
                                                        --------                      --------
  Total revenues  .................................      77,602                         77,602
                                                        --------                      --------
Operating expenses:
 Cost of license revenues  ........................       6,913                          6,913
 Cost of services revenues ........................       9,499                          9,499
 Selling and marketing  ...........................      27,851                         27,851
 Product development ..............................       6,398                          6,398
 General and administrative   .....................       5,965                          5,965
                                                        --------                      --------
  Total operating expenses ........................      56,626                         56,626
                                                        --------                      --------
Income before income tax expense ..................      20,976           --(d)         20,976
Income tax expense   ..............................       8,076           --             8,076
                                                        --------       ------         --------
Net income  .......................................     $12,900           --           $12,900
                                                        ========       ======         ========
Pro forma net income per common share (e)    ......     $  0.75                        $  0.75
                                                        ========                      ========
Pro forma weighted average number of common shares
 outstanding (e)  .................................      17,185                         17,185
                                                        ========                      ========


The accompanying notes are an integral part of the pro forma combined financial statements.

                                  MAPICS, INC.
                   Pro Forma Combined Statement of Operations
                         Six months ended March 31, 1997
                      (In thousands, except per share data)
                                   (UNAUDITED)


                                                                     Pro Forma
                                                      Historical     Adjustments     Pro Forma
                                                      ------------   -------------   ----------
Revenues:
 License    .......................................     $25,328                       $25,328
 Services   .......................................      18,837                        18,837
                                                        --------                      --------
  Total revenues  .................................      44,165                        44,165
                                                        --------                      --------
Operating expenses:
 Cost of license revenues  ........................       4,129                         4,129
 Cost of services revenues ........................       5,301                         5,301
 Selling and marketing  ...........................      14,834                        14,834
 Product development ..............................       4,969                         4,969
 General and administrative   .....................       4,360                         4,360
                                                        --------                      --------
  Total operating expenses ........................      33,593                        33,593
                                                        --------                      --------
Income before income tax expense ..................      10,572           --(d)        10,572
Income tax expense   ..............................       4,071           --            4,071
                                                        --------       ------         --------
Net income  .......................................     $ 6,501           --          $ 6,501
                                                        ========       ======         ========
Pro forma net income per common share (e)    ......     $  0.36                       $  0.36
                                                        ========                      ========
Pro forma weighted average number of common shares
 outstanding (e)  .................................      17,991                        17,991
                                                        ========                      ========


The accompanying notes are an integral part of the pro forma combined financial statements.

                                  MAPICS, INC.
                Notes to Pro Forma Combined Financial Statements
                                   (UNAUDITED)

   a) To give effect to the deemed assumption for accounting purposes of Marcam's $25.0 million 9.82% Subordinated Notes due 2001 (the "Subordinated Notes").

   b) To give effect to the $39.0 million promissory note used to capitalize Marcam Solutions.

   c) To give effect to the reclassification of divisional equity to stockholders' equity upon the disposal of MAPICS by Marcam.

   d) Does not reflect interest expense of approximately $1.2 million for the six months ended March 31, 1997 and $2.5 million for the year ended September 30, 1996 incurred by Marcam Solutions in connection with the Subordinated Notes, or interest expense related to the $39.0 million promissory note, since such expenses are not expected to recur within the next twelve months.

   e) Pro forma net income per share gives effect to the Distribution and reflects the capital structure of Marcam prior to the Distribution. The pro forma weighted average number of common shares outstanding used in the calculation of pro forma net income per share is determined based upon the sum of (i) the weighted average number of common shares outstanding of Marcam (11,384,000 shares and 11,459,000 shares, respectively, for the year ended September 30, 1996 and for the six months ended March 31, 1997), (ii) the weighted average number of common equivalent shares from the assumed exercise of dilutive stock options, warrants and convertible preferred stock of Marcam (2,801,000 shares and 3,532,000 shares, respectively, for the year ended September 30, 1996 and for the six months ended March 31, 1997), and (iii) the number of shares of common stock from the Proposed MAPICS Public Offering the proceeds from which are deemed to be used to pay the capital contribution of $39,000,000 to Marcam Solutions, based on an assumed offering price of $13 per share (3,000,000 shares for the year ended September 30, 1996 and for the six months ended March 31, 1997).

   f) Pro forma book value per common share for MAPICS, Inc. as of March 31, 1997 is $(4.76).

                             MARCAM SOLUTIONS, INC.
                   PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The historical consolidated financial statements for Marcam Solutions are identical to the historical (pre-Distribution) consolidated financial statements of Marcam. The unaudited pro forma consolidated financial statements of Marcam Solutions are presented as if Marcam Solutions had been operated as a separate entity, principally by deducting the financial position and operating results of MAPICS from the historical consolidated financial statements of Marcam. The unaudited pro forma consolidated balance sheet of Marcam Solutions as of March 31, 1997 presents the financial position of Marcam Solutions assuming the Distribution and certain other transactions had occurred on March 31, 1997. All material adjustments required to reflect the Distribution and certain other transactions are set forth in the columns labeled "Pro Forma Disposal of MAPICS, Inc." and "Other Pro Forma Adjustments." The unaudited pro forma consolidated statements of operations of Marcam Solutions for the year ended September 30, 1996 and for the six months ended March 31, 1997 present the results of operations of Marcam Solutions assuming the Distribution and certain other transactions had occurred on October 1, 1995 and include all material pro forma adjustments necessary for this purpose.

     The unaudited pro forma consolidated financial statements of Marcam Solutions should be read in conjunction with the historical consolidated financial statements of Marcam as well as the combined financial statements of MAPICS included elsewhere in this Proxy Statement/Prospectus. The pro forma data is for informational purposes only and may not necessarily reflect future results of operations and financial position or what the results of operations or financial position would have been had Marcam Solutions been operating as a separate entity.

     After the Distribution, the consolidated financial statements of Marcam Solutions will reflect a disposal of the assets and liabilites of MAPICS as of the date of the Distribution and will not be restated to remove the effects of the prior operating results of MAPICS.

                             MARCAM SOLUTIONS, INC.
                      Pro Forma Consolidated Balance Sheet
                                 March 31, 1997
                                 (In thousands)
                                   (UNAUDITED)


                                                                Pro Forma
                                                Marcam          Disposal of              Other                   Marcam
                                              Corporation        MAPICS,               Pro Forma              Solutions, Inc.
                                             Historical (a)      Inc. (b)             Adjustments               Pro Forma
                                             ----------------   -------------     ------------------         ----------------
            ASSETS
Current assets:
 Cash and equivalents   ..................      $ 20,047         $     (852)                                     $ 19,195
 Accounts receivable, net  ...............        47,848            (21,141)                                       26,707
 Prepaid expenses and other current
  assets .................................         8,653             (1,032)                                        7,621
 Note receivable from MAPICS, Inc.  ......            --                 --           $   39,000(d)                39,000
                                                --------         ----------           ----------                 --------
  Total current assets  ..................        76,548            (23,025)              39,000                   92,523
Property and equipment, net   ............        10,257             (2,813)                  --                    7,444
Computer software costs, net  ............        30,787            (15,741)                  --                   15,046
MAPICS intangible costs, net  ............         5,067             (5,067)                  --                       --
Other assets   ...........................         2,606                 --                   --                    2,606
                                                --------         ----------           ----------                 --------
  Total assets ...........................      $125,265         $  (46,646)          $   39,000                 $117,619
                                                ========         ==========           ==========                 ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable ........................      $ 10,642         $   (4,412)                                     $  6,230
 Accrued expenses and other current
  liabilities  ...........................        36,949            (11,415)                                       25,534
 Deferred revenue ........................        46,681            (21,197)                                       25,484
                                                --------         ----------                                      --------
  Total current liabilities   ............        94,272            (37,024)                                       57,248
Long-term debt ...........................        25,473                 --           $  (25,000)(c)                  473
Deferred income taxes   ..................           824               (394)                 394(e)                   824
                                                --------         ----------           ----------                 --------
  Total liabilities  .....................       120,569            (37,418)             (24,606)                  58,545
Stockholders' equity:
 Preferred stock  ........................           325                 --                 (325)(g)                   --
 Common stock  ...........................           115                 --                  (41)(g)                   74
 Additional paid-in capital   ............        77,268                 --               63,972(c,d,e,g)         141,240
 Accumulated deficit .....................       (71,211)            (9,228)                  --                  (80,439)
 Unamortized deferred compensation  ......          (345)                --                   --                     (345)
 Cumulative translation adjustment  ......        (1,456)                --                   --                   (1,456)
                                                --------         ----------           ----------                 --------
  Total stockholders' equity  ............         4,696             (9,228)              63,606                 $ 59,074
                                                --------         ----------           ----------                 --------
  Total liabilities and stockholders'
   equity   ..............................      $125,265         $  (46,646)          $   39,000                 $117,619
                                                ========         ==========           ==========                 ========


The accompanying notes are an integral part of the pro forma consolidated financial statements.

                             MARCAM SOLUTIONS, INC.
                 Pro Forma Consolidated Statement of Operations
                          Year ended September 30, 1996
                      (In thousands, except per share data)
                                   (UNAUDITED)



                                                            Pro Forma
                                            Marcam          Disposal of         Other              Marcam
                                          Corporation        MAPICS,          Pro Forma         Solutions, Inc.
                                         Historical (a)      Inc. (b)        Adjustments          Pro Forma
                                         ----------------   -------------   -----------------   ----------------
  Revenues:
 License   ...........................     $   93,137        $  (45,341)                          $   47,796
 Services  ...........................        108,287           (32,261)                              76,026
                                           ----------        ----------                           ----------
  Total revenues .....................        201,424           (77,602)                             123,822
                                           ----------        ----------                           ----------
Operating expenses:
 Cost of license revenues ............         16,669            (6,913)                               9,756
 Cost of services revenues   .........         69,493            (9,499)    $    (1,653)(f)           58,341
 Selling and marketing ...............         82,790           (27,851)         (2,290)(f)           52,649
 Product development   ...............         27,680            (6,398)             --               21,282
 General and administrative  .........          9,987            (5,965)          3,943(f)             7,965
 Restructuring charges ...............         10,600                --              --               10,600
                                           ----------        ----------     -----------           ----------
  Total operating expenses   .........        217,219           (56,626)             --              160,593
                                           ----------        ----------     -----------           ----------
Operating loss   .....................        (15,795)          (20,976)             --              (36,771)
Litigation settlement  ...............         (3,250)               --              --               (3,250)
Interest and other income ............          1,443                --              --                1,443
Interest and other expense   .........         (4,138)               --              --               (4,138)
                                           ----------        ----------     -----------           ----------
Loss before income tax expense  ......        (21,740)          (20,976)             --              (42,716)
Income tax expense  ..................          4,586            (8,076)          7,650(e)             4,160
                                           ----------        ----------     -----------           ----------
Net loss   ...........................     $  (26,326)       $  (12,900)    $    (7,650)          $  (46,876)
                                           ==========        ==========     ===========           ==========
Net loss per common share ............     $    (2.31)                                            $    (6.79)
                                           ==========                                             ==========
Weighted average number of common
 shares outstanding ..................         11,384                                                  6,900
                                           ==========                                             ==========


The accompanying notes are an integral part of the pro forma consolidated financial statements.

                             MARCAM SOLUTIONS, INC.
                 Pro Forma Consolidated Statement of Operations
                         Six months ended March 31, 1997
                      (In thousands, except per share data)
                                   (UNAUDITED)



                                                            Pro Forma
                                            Marcam          Disposal of         Other              Marcam
                                          Corporation        MAPICS,          Pro Forma         Solutions, Inc.
                                         Historical (a)      Inc. (b)        Adjustments          Pro Forma
                                         ----------------   -------------   -----------------   ----------------
  Revenues:
 License   ...........................      $ 38,084         $ (25,328)                            $  12,756
 Services  ...........................        51,467           (18,837)                               32,630
                                            --------         ---------                             ---------
  Total revenues .....................        89,551           (44,165)                               45,386
                                            --------         ---------                             ---------
Operating expenses:
 Cost of license revenues ............         8,676            (4,129)                                4,547
 Cost of services revenues   .........        29,118            (5,301)     $    (1,307)(f)           22,510
 Selling and marketing ...............        36,757           (14,834)          (1,613)(f)           20,310
 Product development   ...............        15,679            (4,969)              --               10,710
 General and administrative  .........         4,316            (4,360)           2,920(f)             2,876
                                            --------         ---------      -----------            ---------
  Total operating expenses   .........        94,546           (33,593)              --               60,953
                                            --------         ---------      -----------            ---------
Operating loss   .....................        (4,995)          (10,572)              --              (15,567)
Interest and other income ............           615                --               --                  615
Interest and other expense   .........        (2,035)               --               --               (2,035)
                                            --------         ---------      -----------            ---------
Loss before income tax expense  ......        (6,415)          (10,572)              --              (16,987)
Income tax expense  ..................         2,001            (4,071)           3,782(e)             1,712
                                            --------         ---------      -----------            ---------
Net loss   ...........................      $ (8,416)        $  (6,501)     $    (3,782)           $ (18,699)
                                            ========         =========      ===========            =========
Net loss per common share ............      $  (0.73)                                              $   (2.54)
                                            ========                                               =========
Weighted average number of common
 shares outstanding ..................        11,459                                                   7,355
                                            ========                                               =========


The accompanying notes are an integral part of the pro forma consolidated financial statements.

                             MARCAM SOLUTIONS, INC.
              Notes to Pro Forma Consolidated Financial Statements
                                   (UNAUDITED)

a) Identical to the consolidated financial statements filed on Form 10-Q with the Securities and Exchange Commission on May 9, 1997 under the registrant name "Marcam Corporation."

b) To give effect to the disposal of MAPICS as if it occurred on March 31, 1997 for the pro forma balance sheet presentation and on October 1, 1995 for the pro forma statements of operations presentation.

c) To give effect to the deemed transfer for accounting purposes of Marcam's $25.0 million 9.82% Subordinated Notes due 2001 (the "Subordinated Notes") to MAPICS.

d) To give effect to the $39.0 million promissory note from MAPICS used to capitalize Marcam Solutions.

e) To reverse the effect of the federal and state tax provisions of MAPICS, which were calculated on a separate-
     return basis, and the resultant deferred tax liability.

f) To reclassify general and administrative expenses of MAPICS to conform to Marcam's historical presentation.

g) To give effect to the distribution of one share of Marcam Solutions Common Stock for each two shares of Marcam Common Stock and of five shares of Marcam Solutions Common Stock for each share of Marcam Series D and Series E Preferred Stock, summarized with other equity account adjustments as follows (in thousands):


                                                                  Preferred     Common    Additional
                                                                    Stock,      Stock,     Paid-in    Accumulated
                                                                  Par Value   Par Value    Capital      Deficit
                                                                  ----------- ----------- ----------- ------------
    Marcam Corporation Historical  ..............................   $ 325        $115      $ 77,268    $ (71,211)
    Exchange of 325 shares of preferred stock for 1,625
      shares of Marcam Solutions Common Stock  ..................    (325)         16           309           --
    Exchange of 11,497 shares of common stock for 5,749
      shares of Marcam Solutions Common Stock  ..................      --         (57)           57           --
    Contributed capital from MAPICS and debt transfer   .........      --          --        64,000           --
    Reversal of deferred tax liability adjustment of MAPICS   ...      --          --          (394)          --
    Pro forma disposal of MAPICS   ..............................      --          --            --       (9,228)
                                                                    -----        ----      --------    ---------
    Marcam Solutions, Inc. Pro Forma  ...........................      --        $ 74      $141,240    $ (80,439)
                                                                    =====        ====      ========    =========


h) Costs approximating $2.5 million to be incurred in connection with the spin-off and recorded within the next twelve months have not been considered in the pro forma presentation of the statements of operations. Other costs approximating $1.75 million to be incurred and recorded by Marcam Solutions in connection with the prepayment of the Subordinated Notes by MAPICS have not been considered in the pro forma presentation of the statements of operations.

i) Pro forma book value per common share for Marcam Solutions as of March 31, 1997 is $8.01.

j) The calculation of pro forma weighted average number of shares outstanding includes the weighted average number of common shares outstanding of Marcam for the respective periods, adjusted to give effect to the distribution of one share of Marcam Solutions Common Stock for each two shares of Marcam Common Stock and of five shares of Marcam Solutions Common Stock for each share of Marcam Series D and Series E Preferred Stock. The calculation does not include the effect of common equivalent shares from the assumed exercise of stock options and warrants of Marcam because their inclusion would be antidilutive.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF PRO FORMA FINANCIAL
            CONDITION AND RESULTS OF OPERATIONS OF MARCAM SOLUTIONS


     The following discussion and analysis should be read in conjunction with "Marcam Solutions, Inc. Pro Forma Consolidated Financial Statements" and notes thereto included elsewhere in this Proxy Statement/Prospectus. The discussion in this section of the Proxy Statement/Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of Marcam Solutions' plans, objectives, expectations and intentions. The cautionary statements made in this section of the Proxy Statement/Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Proxy Statement/Prospectus. Marcam Solutions' actual results could differ materially from those discussed herein. Factors that could cause or contribute to such difference include those discussed in "Marcam Solutions Risk Factors" and "MAPICS Risk Factors" as well as those discussed elsewhere herein.


     The following discussion and analysis relates to Marcam Solutions on a pro forma basis, giving effect to the Distribution. The unaudited pro forma consolidated financial data for Marcam Solutions included herein are presented as if Marcam Solutions had been operated as a separate entity, principally by deducting the financial position and operating results of MAPICS.


     The following table sets forth unaudited pro forma statement of operations data for Marcam Solutions for each of the four quarters in fiscal 1996 and the first two quarters in fiscal 1997 and the percentage of Marcam Solutions' total pro forma revenues represented by each item for the respective quarter. This unaudited pro forma quarterly information has been prepared on the same basis as the pro forma information presented elsewhere herein and, in Marcam Solutions' opinion, includes all adjustments necessary for a fair presentation of the information for the quarters presented. The pro forma operating results for any quarter are not necessarily indicative of results for any future period.


                                                                           Quarters Ended
                                         -----------------------------------------------------------------------------------
                                         Dec. 31,      Mar. 31,        June 30,       Sep. 30,     Dec. 31,     Mar. 31,
                                           1995          1996            1996           1996         1996         1997
                                         ----------   -------------   -------------   ----------   ----------   ------------
                                                                           (in thousands)

Operating Results:
Revenues:
 License   ...........................   $ 11,808      $   9,099          14,276      $ 12,613     $  5,992      $  6,764
 Services  ...........................    19,572          21,106          18,780       16,568       16,376         16,254
                                         --------      ---------       ---------      --------     --------      --------
   Total revenues   ..................    31,380          30,205          33,056       29,181       22,368         23,018
Operating expenses:
 Cost of license revenues ............     2,924           2,436           2,055        2,341        2,119          2,428
 Cost of services revenues   .........    14,520          16,976          14,210       12,635       11,429         11,081
 Selling and marketing ...............    13,411          13,608          14,198       11,432        9,671         10,639
 Product development   ...............     5,302           5,203           5,857        4,920        5,076          5,634
 General and administrative  .........     1,693           2,710           1,809        1,753        1,260          1,616
 Restructuring charges ...............        --              --           8,300        2,300           --             --
                                         --------      ---------       ---------      --------     --------      --------
   Total operating expenses  .........    37,850          40,933          46,429       35,381       29,555         31,398
                                         --------      ---------       ---------      --------     --------      --------
Operating loss   .....................    (6,470)        (10,728)        (13,373)      (6,200)      (7,187)        (8,380)
Litigation settlement  ...............        --          (3,250)             --           --           --             --
Interest and other income ............       380             555             260          248          322            293
Interest and other expense   .........      (968)           (969)           (953)      (1,248)      (1,022)        (1,013)
                                         --------      ---------       ---------      --------     --------      --------
Loss before income tax expense  ......    (7,058)        (14,392)        (14,066)      (7,200)      (7,887)        (9,100)
Income tax expense  ..................       784             988           1,022        1,366          880            832
                                         --------      ---------       ---------      --------     --------      --------
Net loss   ...........................   $ (7,842)     $ (15,380)      $ (15,088)     $ (8,566)    $ (8,767)     $ (9,932)
                                         ========      =========       =========      ========     ========      ========
Percentage of Total Revenues:
Revenues:
 License   ...........................      37.6%           30.1%          43.2%         43.2%        26.8%          29.4%
 Services  ...........................      62.4            69.9            56.8         56.8         73.2           70.6
                                         --------      ---------       ---------      --------     --------      --------


                                                                         Quarters Ended
                                          -----------------------------------------------------------------------------
                                          Dec. 31,     Mar. 31,     June 30,     Sep. 30,     Dec. 31,     Mar. 31,
                                            1995         1996         1996         1996         1996         1997
                                          ----------   ----------   ----------   ----------   ----------   ------------
   Total revenues .....................     100.0        100.0        100.0        100.0        100.0        100.0
Operating expenses:
 Cost of license revenues  ............       9.3          8.1          6.2          8.0          9.5          10.6
 Cost of services revenues    .........      46.3         56.2         43.0         43.3         51.1          48.1
 Selling and marketing  ...............      42.7         45.0         43.0         39.2         43.2          46.2
 Product development    ...............      16.9         17.2         17.7         16.8         22.7          24.5
 General and administrative   .........       5.4          9.0          5.5          6.0          5.6           7.0
 Restructuring charges  ...............        --           --         25.1          7.9           --            --
                                          ---------    ---------    ---------    ---------    ---------     ---------
   Total operating expenses   .........     120.6        135.5        140.5        121.2        132.1         136.4
                                          ---------    ---------    ---------    ---------    ---------     ---------
Operating loss    .....................     (20.6)       (35.5)       (40.5)       (21.2)       (32.1)        (36.4)
Litigation settlement   ...............        --        (10.7)          --           --           --            --
Interest and other income  ............       1.2          1.8          0.8          0.8          1.4           1.3
Interest and other expense    .........      (3.1)        (3.2)        (2.9)        (4.3)        (4.6)         (4.4)
                                          ---------    ---------    ---------    ---------    ---------     ---------
Loss before income tax expense   ......     (22.5)       (47.6)       (42.6)       (24.7)       (35.3)        (39.5)
Income tax expense   ..................       2.5          3.3          3.1          4.7          3.9           3.6
                                          ---------    ---------    ---------    ---------    ---------     ---------
Net loss    ...........................     (25.0%)      (50.9%)      (45.7%)      (29.4%)      (39.2%)       (43.1%)
                                          =========    =========    =========    =========    =========     =========


     Foresight Software Divestiture. This financial data includes the results of Marcam Solutions' Foresight Software, Inc. ("Foresight") subsidiary through June 30, 1996, the date of divestiture. This divestiture resulted in reductions in revenues and expenses in the subsequent quarters. Revenues from Foresight for the quarters ended December 31, 1995, March 31, 1996, and June 30, 1996 were $2.6 million, $5.4 million, and $3.1 million, respectively. Total direct expenses of Foresight for the same periods were $4.1 million, $5.6 million, and $4.4 million, respectively.

     License Revenues. License revenues are derived from licensing Marcam Solutions' Protean, PRISM and Avantis products. License revenues consist of one-time fees paid by customers when they initially license products. Additional license fee revenues are generated when customers license additional modules, upgrade the computers on which the products operate, or increase the number of licensed users. License revenues were $47.8 million for the fiscal year ended September 30, 1996 and $12.8 million for the six months ended March 31, 1997.

     While Marcam Solutions licensed Protean products to certain early adopters in 1994, 1995 and 1996, in the first two quarters of 1997 there were no significant Protean license revenues. Management believes that this circumstance was due to customers' preferences to purchase an integrated solution from a single vendor. In an effort to address this customer preference, Marcam Solutions introduced Release 2.1 of the Protean product on January 31, 1997, which expanded functionality and added the ability to integrate with certain other vendors financial applications. In addition, Marcam Solutions has announced the availability of Protean financial applications in late 1997 and Customer Order Management in mid-1998. Marcam Solutions believes this expanded functionality and ability to integrate with products from other software vendors provides Marcam Solutions with a competitive offering. Marcam Solutions expects to recognize license revenues from licensing Protean products during the fiscal quarter ending June 30, 1997.

     During the past six quarters, PRISM license revenues have varied significantly and generally have been declining. Quarterly license revenues fluctuate significantly due to periodic large transactions, among other things. Management believes that PRISM license revenues have also been adversely affected by the introduction of the Protean product line, which utilized sales and marketing resources which otherwise would have been devoted to the PRISM product line. To address these issues, Marcam Solutions intends to refocus its sales and marketing efforts on opportunities to license additional products to existing PRISM customers and to license PRISM products to new mid-size process manufacturing customers.

     Avantis products are licensed both as stand-alone solutions and as part of a broader ERP solution. Avantis license revenues have been declining slightly as sales of Avantis.Pro licenses have not offset reductions in the AS/ 400-based host offerings. Management believes that the introduction of enhanced versions of the Avantis.Pro products designed to make them more competitive will create opportunities to increase license revenues.

     Services Revenues. Services revenues are derived from the sale of product support, implementation and consulting services. Services revenues were $76.0 million for the year ended September 30, 1996 and $32.6 million for the six months ended March 31, 1997.

     Product support is offered to licensed customers generally based on agreements that are billed annually, with revenue recognized on a pro rata basis during the contract period. Support revenues result from the installed base of customers who contract for product support services. Support revenues thus are dependent over the long-term on new licenses of products. During the last six quarters, support revenues have been relatively constant as new customers' installations have offset modest attrition in the installed base.

     Other services include assisting customer implementation of licensed software, providing custom programming and systems integration services, and providing educational material and instruction in the use of licensed software. Services revenues for implementation and consulting are recognized as the services are provided. These service revenues are closely related to license revenues and thus have declined in recent periods in concert with the decline in license revenues. Management expects these service revenues to continue to fluctuate in direct relation with license revenues.

     In addition, the decline in services revenues in the fourth fiscal quarter of 1996 reflected the divestiture of Foresight.

     Cost of License Revenues. Cost of license revenues consists of amortization of capitalized software development and translation costs and product royalties. The most significant portion is amortization, which has been relatively constant during the last six quarters. Product royalties result when Marcam Solutions licenses from its solution partners certain complementary software products which are integrated into Marcam Solution's product offerings. When a solution partner product is licensed to a customer, Marcam Solutions pays a royalty to the solution partner. Product royalties thus vary in direct relation to the third party content of license revenues.

     Cost of Services Revenues. Cost of services revenues consists primarily of personnel costs related to Marcam Solutions support operations. Cost of services revenues varies depending on the mix of services revenues between product support and other services. Cost of product support tends to be relatively constant, and the cost of other services tends to vary in concert with service revenue. The cost of services revenues generally declined during the last six quarters reflecting the decrease in services revenues and, beginning in the fourth fiscal quarter of 1996, the divestiture of Foresight.

     Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries and commissions for sales and marketing personnel and commissions paid to affiliates. Marcam Solutions markets its products and services primarily through a direct sales force in North America and major European markets, and both directly and indirectly through affiliates in other parts of the world. Affiliates earn sales commissions based on license revenues generated. Due to the relatively large portion of these expenses attributable to Marcam Solutions' direct sales and marketing activities, these expenses are relatively fixed and, consequently, are expected to fluctuate as a percentage of revenue as a result of fluctuations in revenues. Marcam Solutions' customers are often large multinational organizations that require significant resources. In 1996, Marcam Solutions converted its direct sales operations in Latin America and Asia Pacific to affiliate channels. However, management has chosen to maintain a sales and marketing infrastructure in other major markets in order to be positioned for growth. As a result of these actions and lower than expected license revenues, these expenses have represented a relatively high percentage of license revenues during the last six quarters.

     Product Development. Product development expense includes the cost to research, design, test and document Marcam Solutions' software products, including the translation into various foreign languages. Gross research and development expenditures in 1996 and the first six months of 1997 were $27.1 million and $13.6 million, respectively. The amounts of software development cost capitalized were $5.8 million and $2.9 million for the same periods, respectively. The ERP application market is highly competitive, and software products must be constantly improved to be competitive. Marcam Solutions has been investing aggressively in the development of its Protean and Avantis.Pro products, and expects that significant continued investment is necessary.

     Summary. Marcam Solutions' management believes that achievement of profitability and positive cash flows from operations as soon as possible is essential. Management currently believes that a combination of cost reductions and increased revenues is necessary to achieve this result. Marcam Solutions' business and operating expense structure have been reviewed to identify opportunities for cost reductions. As a result, actions have been initiated to reduce operating expenses and to write off certain intangible assets. These actions, together with the costs associated with the Distribution, will result in a charge of approximately $22.0 million in the fiscal quarter ending June 30, 1997. Of this amount, approximately $7.5 million relates principally to reductions in staffing throughout the business except the Protean and Avantis development organizations, and the closing of certain European facilities. An additional $12.0 million of this charge relates to the write-off of the capitalized software development costs relating to the Protean and Avantis.Pro product lines. This write-off resulted from lower than expected revenue from these product lines during fiscal 1997 and the continuing uncertainty regarding market acceptance of, and significant revenue generation from, these product lines in the near future. Marcam Solutions believes the introduction of enhanced versions of its Protean and Avantis.Pro products will provide it with more competitive offerings, which it currently expects will generate increasing revenues over the longer term. Further, the currently anticipated costs associated with the Distribution are $2.5 million.

     In addition to the cost reduction actions, Marcam Solutions has undertaken a number of actions designed to increase revenues, including introducing enhanced versions of its Protean and Avantis.Pro products designed to make them more competitive and refocusing its sales and marketing efforts on the PRISM product line. Management currently believes that significant increases in Protean license revenues are required to offset the costs of maintaining the distribution channel and development activities relating to the Protean product line. There can be no assurances, however, that these actions will result in increased revenues or that, when combined with cost reductions, will result in Marcam Solutions' achieving profitability or positive cash flows from operations. Failure to achieve profitability or positive cash flows from operations would materially and adversely affect Marcam Solutions' financial condition.

     Liquidity and Capital Resources. On a pro forma basis, Marcam Solutions has incurred net losses of $46.9 million and $18.7 million for the fiscal year ended September 30, 1996 and the six months ended March 31, 1997, respectively. At March 31, 1997, on a pro forma basis, Marcam Solutions' accumulated deficit was $19.4 million. It is currently expected that quarterly net losses will continue through at least the first quarter of fiscal 1998 (which ends on December 31, 1997). There can be no assurance that Marcam Solutions will be profitable thereafter or that profitability, if achieved, will be sustained. In order to support the anticipated growth of its business, Marcam Solutions expects to continue to invest in its marketing and sales and product development activities. Marcam Solutions' expenses for these and other activities are based in significant part on its expectations regarding future revenues and are fixed to a large extent in the short term. Marcam Solutions may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfalls.

     Marcam Solutions has used cash during fiscal years 1996 and 1997 to fund strategic investments, in particular substantial expenditures for marketing and selling activities and for new product development, and operating losses. During the remainder of 1997 and 1998, Marcam Solutions currently intends to make similar investments. In addition, Marcam Solutions currently expects to use approximately $9.0 million in cash to fund the restructuring actions to be taken in the third quarter of 1997 and the costs of the Distribution. Marcam Solutions' objective is to fund these investments, restructuring actions and costs and any losses primarily with cash from improved operations, any available cash transferred to Marcam Solutions by Marcam and proceeds from payment of the Note. Marcam Solutions' ability to generate cash from operations depends upon, among other things, revenue growth, completion and market acceptance of its Protean and Avantis.Pro products, improvements in operating productivity, and payment terms and collection of accounts receivable. There can be no assurance that Marcam Solutions' operations will generate sufficient cash to finance its activities. Until operations improve to meet its cash requirements, Marcam Solutions will need to rely on existing cash resources and payments on the Note.

     Marcam currently intends to repay the Note with a portion of the net proceeds from an underwritten public offering of the common stock of MAPICS (the "Proposed MAPICS Public Offering") or a debt financing which would be consummated in lieu of or in combination with the Proposed MAPICS Public Offering (the "Proposed Debt Financing"). On April 30, 1997, Marcam filed a Registration Statement on Form S-3 with the Commission relating to the Proposed MAPICS Public Offering. The Proposed MAPICS Public Offering is conditioned upon the completion of the Distribution and will not occur until after the Distribution, if at all. Marcam is also currently negotiating with a number of lenders regarding the Proposed Debt Financing. There can be no assurance that the Proposed MAPICS Public Offering, the Proposed Debt Financing or a combination thereof will be completed. If neither the Proposed MAPICS Public Offering nor the Proposed Debt Financing is completed, MAPICS will be required to repay the Note from its other cash resources, including cash generated from operations and borrowings under its revolving credit facility. Absent the Proposed MAPICS Public Offering, the Proposed Debt Financing or a combination thereof, there can be no assurance that MAPICS will have sufficient cash resources to make the scheduled payments on the Note on a timely basis or that such payments will satisfy Marcam Solutions' cash requirements. Under such circumstances, MAPICS and Marcam Solutions would be required to borrow money to satisfy all or a portion of their cash requirements. MAPICS' failure to make the payments on the Note as scheduled would have a material adverse effect on the financial condition of Marcam Solutions. After the Distribution is completed, MAPICS will not be obligated to provide Marcam Solutions with any additional funding other than through the payment of the Note. See "The Distribution Proposal--The Asset Transfers."

     Marcam Solutions currently anticipates that cash from operations, its available cash and payments on the Note will be sufficient to fund its operations and other cash needs through at least fiscal year 1998. If, however, such sources prove insufficient, Marcam Solutions will be required to make changes in operations or seek additional debt or equity financing. Marcam Solutions currently believes that, after completion of the Distribution, its borrowing capacity will be limited to revolving lines of credit with borrowing availability based on qualifying accounts receivable. There can be no assurances that such a revolving line of credit or any other additional debt or equity financing will be available or available on terms acceptable to Marcam Solutions. The continued occurrence of operating losses by Marcam Solutions or the failure of MAPICS to make timely payments under the Note would have a material adverse effect on Marcam Solutions' business, financial condition and results of operations.

                          INFORMATION CONCERNING MAPICS

                               BUSINESS OF MAPICS

     MAPICS is a leading provider of enterprise resource planning ("ERP") software applications for mid-size discrete and batch-process manufacturing enterprises worldwide. MAPICS' products provide an integrated and function-rich ERP solution with the breadth and depth of applications to manage an entire manufacturing enterprise. The MAPICS XA product line currently consists of more than 40 integrated application modules in the areas of Engineering and Cost Management, Market and Demand Management, Plant Operations and Logistics Management, Production Resource Planning, Financial Management and Measurements and Cross Applications Solutions. MAPICS continually enhances its product offerings to meet the specific needs of mid-size manufacturers and offers such manufacturers the opportunity to gradually migrate to new technologies, one user at a time if desired, while protecting their existing investments in both hardware and software. In addition to its internal development programs, MAPICS utilizes third parties (Solution Partners) to assist in the development of new applications. Solution Partners permit MAPICS to introduce new applications quickly and on a variable cost basis.

     Approximately 5,700 customer sites presently use MAPICS applications, which MAPICS believes represents one of the largest installed user bases in the ERP industry. In Advanced Manufacturing Research's survey of ERP customer satisfaction (the "AMR Survey"), MAPICS products received the highest overall total score (nearly one-third higher than the next competitor) based on 15 different factors, including functionality, value, implementation results, quality of support, service and maintenance, and knowledge of sales force. MAPICS' customer base consists primarily of mid-size ($20 million to $500 million in annual revenues) manufacturers and divisions, sites and subsidiaries of large companies, including Bristol-Myers Squibb Company, Colgate-Palmolive Company, Eaton Corporation, General Electric Company, Honda Motor Co., Ltd., International Game Technology, Peg Perego Pines SPA, Shiseido Cosmetics (America) Ltd. and Sub-Zero Freezer Co., Inc. The primary channel for selling and supporting MAPICS products is a network of more than 80 affiliates which sells, implements, services and supports MAPICS products throughout the world. In addition to providing customers high quality local implementation, consulting and support services in a cost-effective manner, the affiliate distribution channel provides MAPICS an attractive variable cost structure for sales and marketing.

     The MAPICS XA product line runs on International Business Machine Corporation's ("IBM") A/S 400 system, which MAPICS believes is the leading platform in the mid-size manufacturing market. MAPICS intends to pursue growth opportunities in the ERP market by leveraging its large installed customer base, continuing to utilize its well-established affiliate distribution channel, accelerating its growth in international markets, broadening its customer base with new functionality and continuing its evolutionary product development approach, designed to migrate customers to new technologies gradually.


Industry Background

     Manufacturers face increasingly intense global competitive pressures, more demanding vendor-customer relationships and rapidly changing market requirements. Intensifying global competition requires immediate and effective communication with customers and suppliers of both discrete and batch-process manufacturers. Discrete manufacturers produce products by assembling or machining component parts or sub-assemblies into finished products. Batch-process manufacturers typically produce a specific quantity of products on an order or "batch" basis in which a batch moves through a series of operations in discontinuous mode with work-in-process often building up at process points (e.g., pharmaceutical and computer chip manufacturers). In contrast, continuous process manufacturers typically produce products at a specified rate (i.e., 12 tons per day for 30 days) in which material moves through various process steps in a continuous flow with no work-in-process building up at any process point (e.g., chemical, food processing and paper manufacturers). Customers of discrete and batch-process manufacturers increasingly demand products which meet custom ("make-to-order") requirements. These manufacturers are also utilizing new manufacturing methods such as rate-based manufacturing and just-in-time inventory replenishment. In addition, manufacturers are increasingly required to manage broadening product portfolios, multinational distribution, reduced product development and delivery cycles, lower inventory levels, and more complex manufacturing strategies. These requirements often involve global sourcing and assembly from a network of internal and outsourced manufacturers and suppliers. These challenges require more streamlined organizations, more efficient business processes, more effective information flow and communication, and a seamless integration of the entire extended enterprise.

     Effective information technology systems, capable of generating and disseminating critical information throughout an organization and its extended enterprise, can be a strategic resource for pursuing competitiveadvantage, allowing an organization to respond more rapidly to changing market and customer needs. Organizations rely on ERP systems to manage and integrate resources across the enterprise including component procurement, inventory management, manufacturing control, sales management, distribution, transportation, finance and other functions. The emergence of new computer and communications technologies, the requirements for addressing Year 2000 system issues and new developments in electronic commerce are creating demand for a new generation of ERP applications that offer solutions with expanded functionality which can be implemented faster, with less risk and lower cost and which are designed to accommodate future changes to the manufacturing processes.

     Mid-size manufacturers, consisting of independent companies and divisions, sites and subsidiaries of larger companies with annual revenues of between $20 million and $500 million, are focused on balancing their needs for functionality from their ERP systems against budgetary constraints. The IBM AS/400 system, which MAPICS believes is the leading platform used by mid-size manufacturers, is increasingly being used as a server for client/ server networks and offers an attractive platform alternative for many companies implementing ERP solutions because of its low cost of ownership, flexibility, scalability and maintainability. According to industry sources, the total worldwide market for ERP systems on all hardware systems was approximately $5.5 billion in 1996 and will grow at least 20% this year. IBM has reported that more than 425,000 AS/400 systems have been shipped since 1988. In addition, according to industry sources, more than 60,000 IBM AS/400 systems were shipped during 1996.

     In order to compete effectively in their market today and in the future, mid-size manufacturers require the benefits of client/server ERP solutions that are affordable and can be implemented quickly, with minimal disruption to business, and that can be maintained with a limited information technology staff. ERP systems must provide sufficient depth of functionality and flexibility to enable manufacturers to respond to varying customer needs and must offer scalability for growth in operations. Mid-size manufacturers prefer fully integrated ERP solutions covering all aspects of managing the business enterprise as opposed to specialized solutions which are costly to integrate and maintain and are difficult to synchronize when changes are made in software solutions developed by multiple vendors.


The Solution

     MAPICS is a leading provider of ERP software applications for mid-size discrete and batch-process manufacturing enterprises worldwide. MAPICS' approach to addressing this market includes the following:

     Integrated Product Line With Broad And Deep Functionality. The MAPICS XA product line currently consists of 44 integrated application modules which offer the breadth and depth of functions required to manage a complex manufacturing enterprise. The MAPICS products, initial versions of which were introduced over 19 years ago, reflect MAPICS' comprehensive understanding of manufacturing processes across a wide range of industries worldwide. MAPICS offers a suite of fully integrated application modules which has expanded from the original 19 modules (many of which have been substantially enhanced and rewritten) to 44 over the past three years. These new modules and product enhancements were developed in response to emerging customer needs and include, among others, Intersite Logistics, Material Requirements Planning, Customer Order Management, International Financial Management and Electronic Commerce. Additionally, all of the current versions of MAPICS products are Year 2000 compliant.

     Customers Able to Migrate to New Technologies Gradually. MAPICS continually enhances its product offerings to meet the specific needs of customers and offers customers the opportunity to gradually migrate to new technologies, one user at a time if desired, while protecting their existing investments in both hardware and software. As new features and functions are added, all existing functionality is preserved. MAPICS XA utilizes the technology often sought by manufacturers, such as client/server computing, object-oriented technology and data warehousing.

     Local Implementation and Support Services. MAPICS users throughout the world benefit from the implementation and other support services provided by MAPICS' more than 80 local distribution affiliates. These affiliates offer customers experienced local contact to implement and customize MAPICS products rapidly and cost effectively and also offer customers the necessary level of support to permit them to maintain limited information technology staffs. These affiliates are also able to customize applications for customers. MAPICS has consolidated its distribution channel, reducing significantly the number of affiliates in place at the time the business was acquired in 1993, retaining its current affiliates because of their ability to sell and market MAPICS products, product knowledge, quality of customer support, implementation capacity and financial stability.

     High Quality Product Support. MAPICS is dedicated to providing high quality support for its products both directly through its approximately 90 employee support staff and through its affiliates. MAPICS' development laboratory and the primary customer support center were among the first in the ERP packaged software industry to be ISO 9001 registered, and they remain among the few which have achieved this status. In the AMR Survey, MAPICS products received the highest overall total score (nearly one-third higher than the next competitor) based on 15 different factors, including functionality, value, implementation results, quality of support, service and maintenance, and knowledge of sales force.


Strategy

     MAPICS' primary objective is to continue to be a leading provider of integrated ERP solutions to mid-size manufacturers worldwide. The key elements to implement this strategy are:

     Leverage Large Installed Customer Base. MAPICS believes the approximately 5,700 customer sites using MAPICS applications represent one of the largest installed user bases in the ERP industry. Opportunities for recurring revenue from existing customers include continued licensing of existing modules, licensing of additional modules, implementation of MAPICS products at additional sites, upgrades to larger processors and migrations to new technologies.

     Utilize Well-Established Affiliate Distribution Channel. MAPICS products are distributed in over 50 countries through a network of more than 80 affiliates. The use of local affiliates provides MAPICS with strong market access and penetration, while providing for local support. With their extensive experience installing MAPICS products, these affiliates typically offer customers high quality and cost-effective local implementation, consulting and support services and, in some cases, offer complementary products. Affiliates typically have extensive knowledge of the mid-size manufacturing industry in their geographic region and are able to establish and maintain cooperative relationships with MAPICS customers. While these activities generate significant revenues for the affiliates, the affiliate distribution channel provides MAPICS with an attractive variable cost structure for sales and marketing. MAPICS continues to enhance its affiliate distribution channel by providing new training programs, assisting in affiliate recruiting efforts and improving communications with its affiliates.

     Accelerate Growth in International Markets. MAPICS intends to continue to expand its market presence throughout the world, with a focus on Europe where there is a large installed base of AS/400 systems. During 1996, MAPICS introduced its International Financial Management suite of modules, which are designed to meet the requirements of international enterprises with customers and production facilities in multiple countries. To address specific needs in local markets, MAPICS modules are translated and localized, supporting the local language, currency, taxation and accounting requirements. Currently, the most commonly installed MAPICS XA application modules are available in English, Chinese, French, German, Japanese, Portuguese and Spanish.

     Broaden Customer Base with New Functionality. MAPICS intends to continue to broaden its customer base by offering new functionality and technology required by both new and existing customers. MAPICS uses the feedback it receives from its customers, affiliates and Solution Partners to develop the functionality needed by certain segments of the mid-size manufacturing industry. For example, MAPICS recently introduced Intersite Logistics for customers with multiple, interrelated production sites; Contract Accounting for manufacturers with projects which extend over long time periods and for government contractors; and Knowledge Based Configurator for manufacturers in make-to-order production industries.

     Migrate Customers to New Technologies Gradually. MAPICS is committed to enhancing the functionality of its products and delivering solutions which utilize new technologies sought by users, while preserving users' previous investments in both hardware and software. This evolutionary product development strategy is designed to offer customers the opportunity to migrate to new technologies at their own pace, as gradually as one user at a time, if desired. MAPICS believes this approach is attractive to those mid-size manufacturers who seek functional applications which operate on established hardware platforms. Product development priorities are determined by insight and input from MAPICS' customers, Solution Partners and affiliates. Also, MAPICS will continue to work with its Solution Partners, which enables MAPICS to offer functionality to meet specific customer needs.

Products

     The MAPICS I application system, the first comprehensive manufacturing resource planning system, was introduced in 1978 by IBM. In 1984, IBM introduced the enhanced MAPICS II application, which was designed to run on IBM's System 36 and 38 computers. In 1989, IBM introduced MAPICS/DB to run on IBM's AS/400 system. In 1993, MAPICS acquired the exclusive marketing rights to the MAPICS product line and retained approximately 150 former IBM employees to continue the development and support of the MAPICS products.

     Following the acquisition, MAPICS undertook to improve the overall functionality of the MAPICS products and in 1994 MAPICS eXtended Advantage (XA) was introduced by MAPICS. Overall, since the acquisition of the marketing rights in 1993, MAPICS has expanded the number of software modules from 19 to 44, and has substantially enhanced and rewritten many of the original modules.

     MAPICS' principal software product line, MAPICS XA, which runs on the IBM AS/400 system, provides a comprehensive and integrated ERP solution for mid-size manufacturing enterprises. The MAPICS XA product line has been designed to support, within a single site or multiple sites, varied production and operational processes. The MAPICS products provide the flexibility to expand to additional sites and processes as a manufacturer's business evolves. The MAPICS XA product line consists of application modules, which can be combined and integrated to meet the evolving and specific needs of MAPICS' customers.

     MAPICS XA software application modules integrate feature-rich applications in the following key application areas:

     Engineering and Cost Management Applications assist in the development of data which describe the materials, processes and facilities required to estimate costs and produce manufactured items. MAPICS' four software modules in this area include:


          Product Data Management   Engineering Data Management
          PDMPlus                   Estimating and Quote Management


     Market and Demand Management Applications provide for the configuration and entry of customer orders and the control of these orders through pricing, picking, shipping and invoicing. Also included is the analysis of the demand sources (e.g., customers, sales territories and geographies) of all orders. MAPICS' four software modules in this area include:


          Customer Order Management   Market Monitoring and Analysis
          Sales Analysis              Knowledge-based Configurator


     Plant Operations and Logistics Management Applications support the procurement and tracking of material, the launch and control of manufacturing activity, and the management of plant maintenance. MAPICS' 14 software modules in this area include:


          Inventory Management                Production Control and Costing
          Repetitive Production Management    Production Monitoring and Control
          Intersite Logistics-Single Site     Entity Management
          Intersite Logistics-Multiple Site   Preventive Maintenance
          Purchasing                          Work Order Management
          Approvals                           MRO Inventory
          Maintenance EIS                     Maintenance Imaging


     Production Resource Planning Applications: project the demand for materials, personnel and equipment based on forecasts and assist in preparing the master schedule to produce items ordered by customers. MAPICS' five software modules in this area include:


          Forecasting                      Master Production Schedule Planning
          Material Requirements Planning   Capacity Requirements Planning
          Finite Capacity Planning and
            Scheduling


     Financial Management and Measurements Applications provide financial and managerial accounting functions and tracks historical performance of key management measurements and contracts. MAPICS' 12 software modules in this area include:


          International Financial Management   Accounting Management
            Accounts Payable                     Accounts Payable
            Accounts Receivable                  Accounts Receivable
            General Ledger                       Financial Analysis
          Contract Accounting                    General Ledger
          Executive Information System         Fixed Assets
          Manufacturing Performance Analysis   Payroll USA


     Cross Applications Solution Applications provide common services (e.g., security control, data retrieval, report development, data transmission) for all application modules. MAPICS' five software modules in this area include:


          Cross Application Support   Electronic Commerce
          PowerVision                 Visual WorkPlace
          Information WorkPlace


     The MAPICS XA product line is compatible with the needs of mid-size manufacturers throughout the world. MAPICS' most commonly purchased products have been translated into at least six languages, support local currency transactions and can be implemented and utilized in multisite, multinational divisions of large, diverse enterprises.

     When it first licenses its software, MAPICS receives both an initial license fee and a periodic license fee. The periodic license fee, which is typically paid annually in advance thereafter, entitles the customer to continue using the software and to receive certain support services. If a customer does not renew its periodic license, it is no longer entitled to use MAPICS' software. The typical initial license fee for a new MAPICS system ranges between $100,000 and $600,000, depending upon the number and type of modules licensed, the size of the processor and in some instances the number of users. The typical periodic license fee is based on a percentage of the then current amount of the applicable initial license fee.

     The MAPICS XA product line offers a Graphical User Interface (GUI), which allows the user to choose between the lower cost character-based screens or a Microsoft Windows-based look and feel. The MAPICS products have been converted to be Year 2000 compliant and are offered to MAPICS customers who are paying periodic license fees.


Product Development

     Since MAPICS acquired the exclusive marketing rights to the MAPICS products from IBM in 1993, it has released a number of new products and product enhancements to the MAPICS/DB and MAPICS XA product lines. Ongoing product development efforts are focused on addressing the needs of its customer base, in part as a result of feedback from its local affiliates, and on further broadening and deepening the functionality of MAPICS products. In particular, research is currently being conducted by MAPICS to make MAPICS products available in a JAVA development environment which can be ported to run on multiple platforms, including the IBM AS/400 and those running Microsoft's NT Server. To date, MAPICS has developed a prototype product that runs its PDMPlus application on Microsoft's NT server platforms. MAPICS intends to employ the technology underlying the prototype product to duplicate the MAPICS applications on Microsoft's NT server platforms. These research efforts have been undertaken so that MAPICS may, in the future, offer its customers a choice of platforms on which to run MAPICS products. Development direction is established by senior management with guidance from the marketing staff and affiliates. The development team is responsible for design and design verification, coding, quality assurance, documentation, and language conversion of new enhancements, products and releases. MAPICS' development lab, located in Atlanta, Georgia, is certified for compliance with ISO 9001.

     In addition to internal development efforts, MAPICS has, to date, developed 19 of MAPICS' software modules in collaboration with third parties, termed "Solution Partners." Solution Partners are generally expected to maintain development quality and procedures commensurate with those utilized in MAPICS' internal development lab. As a result of working closely with its Solution Partners, MAPICS believes that most of its software modules attain consistent quality, implementation and support standards, and that most modules developed by Solution Partners are virtually indistinguishable from those developed by MAPICS' internal development team. The Solution Partners are generally paid royalties by MAPICS when MAPICS receives its license fees for Solution Partner-developed modules.

     Research and development expenditures have increased significantly in recent periods as MAPICS has continued to focus on development of new and enhanced products. During fiscal years 1994, 1995, and 1996, gross research and product development expenditures were $11.5 million, $12.9 million, and $12.8 million, respectively.


Customers

     MAPICS believes that MAPICS products have been licensed to more customer sites worldwide than any other ERP software solution in the industry with an installed user base of approximately 5,700 customer sites. MAPICS' primary customers are mid-size discrete and batch process manufacturers, consisting of independent companies and divisions, sites and subsidiaries of larger companies with annual revenues of between $20 million and $500 million. Discrete mid-size manufacturers generally seek software solutions that will address and help manage product specifications, customer demand, inventory availability, labor and equipment resources and advanced manufacturing techniques which require just-in-time inventory replenishment. MAPICS believes that it meets the practical business requirements of mid-size manufacturers by offering modular technology choices which can be implemented gradually and which are fully supported by local service providers. MAPICS' products assist customers in meeting their internal goals of maintaining operational flexibility, responding to market changes, increasing revenue and market share, and minimizing cost, waste and disruption.

     None of MAPICS' customers accounted for more than 10% of total revenues in fiscal 1996. MAPICS does not believe that its backlog at any particular point in time is indicative of future sales.

     MAPICS' installed base includes divisions, sites and subsidiaries of the following enterprises:


 ABB Asea Brown Boveri (Holding) Ltd.     International Game Technology
 Bayer Corporation                        Kerry Ingredients UK Ltd.
 Bostick, Inc.                            Matsushita Electronic Industrial Co., Ltd.
 Bristol-Myers Squibb Company             Michelin Corporation
 Colgate-Palmolive Company                Michigan Bulb Company Inc.
 Coltec Industries Inc.                   MTD Products, Inc.
 Cooper Industries                        Pall Corporation
 Eaton Corporation                        Peg Perego Pines SPA
 Emerson Electric Co.                     Philips Electronics N.V.
 Figgie International, Inc.               Shiseido Cosmetics (America) Ltd.
 Gencor Ltd.                              Sub-Zero Freezer Co., Inc.
 General Electric Company, P.L.C.         Syntex Corp.
 Giddings and Lewis, Inc.                 Thomas Lighting Inc.
 Goodyear Tire & Rubber Company           Volvo Corporation
 Honda Motor Co., Ltd.                    Westinghouse Electric Corporation
                                          York International


Marketing and Sales

     MAPICS markets its products through a network of more than 80 affiliates in over 50 countries throughout North America, Europe, Africa, the Middle East, the Asia Pacific region, and Latin America, which implements, services and supports MAPICS' products throughout the world. The use of local affiliates provides MAPICS with strong market access and penetration. Affiliates provide sales, consulting, implementation and maintenance services directly to MAPICS' customer base on a local basis. Typically, the affiliates have extensive experience in installing MAPICS products and provide high quality, knowledgeable consulting and support services to MAPICS' customers. Affiliates tend to have extensive knowledge of the mid-size manufacturing industry in their geographic region and are able to establish and maintain cooperative relationships with MAPICS' customers. MAPICS does not own any interest in any of its distribution affiliates. Each affiliate has the right to market and sell MAPICS products within a specific geographic territory and in return, affiliates are generally not permitted to represent other, competitive, ERP systems. The affiliates are managed by a sales management team which has emphasized consolidation of smaller affiliates into larger organizations, eliminated overlapping territories, and developed a higher level of sales skills.

     The affiliate distribution channel provides significant leverage to MAPICS. Most importantly, the affiliates provide a variable cost channel since they generally receive a sales commission when MAPICS receives its license fees. Moreover, the affiliate channel provides MAPICS continual input and feedback regarding customer concerns and requirements, industry trends and competitive products, thus enabling MAPICS to respond to and anticipate the future product needs of its customer base and to incorporate such knowledge into its product development efforts.

     MAPICS historically has had excellent relations with its affiliates. These strong relations are, MAPICS believes, attributable to a number of factors, including the significant revenues which the affiliates receive both directly from MAPICS as well as from consulting and customization services rendered to users of MAPICS products and from IBM for sales of the AS/400. In addition, the affiliates have generally made significant investments in developing MAPICS knowledge within their organizations.


Customer Support and Service

     MAPICS believes that providing a high level of customer service and technical support is necessary to achieve rapid product implementation which, in turn, is essential to long-term customer satisfaction and continued revenue growth. Accordingly, MAPICS is committed to maintaining a high-quality, knowledgeable affiliate channel supported by MAPICS' internal service and support staff. MAPICS' customer service and support activities can be grouped into two key areas, as follows:

     Implementation consulting, education and applications integration services. These services are provided on a project consulting basis by MAPICS' affiliates. Implementation consulting services are provided on-site to assist customers in the installation and use of MAPICS products whether entire systems are implemented or individual modules are installed to augment existing applications. MAPICS also provides its customers with supplemental materials which guide the customer through the installation process thus increasing the efficiency of installation and reducing the cost. MAPICS has developed and provides educational materials and instructions which are used by affiliates in customer classroom environments.

     Installed product maintenance. MAPICS maintains a central telephone response and assistance program. In North America, this program is available to customers that pay periodic license fees, 24 hours a day, seven days a week. Customers receive assistance in operational issues and resolving possible code errors. A standardized telephone support management system is used by all support centers to log telephone calls, trace problems or inquiries, identify qualified support personnel to assist customers, follow the inquiry through to a successful resolution and measure support performance. In the AMR Survey, telephone support for the MAPICS products was rated the highest in the industry.

     MAPICS presently maintains three support centers: Atlanta, Georgia, which serves North and South America; Eindhoven, Netherlands, which services Europe, the Middle East and Africa; and Kuala Lumpur, Malaysia which services the Asia Pacific region.


Proprietary Rights and Technology

     MAPICS' success and ability to compete is heavily dependent upon its proprietary technology, including its software source code. To protect its proprietary technology, MAPICS relies on a combination of copyright, trademark and trade secret laws and license and non-disclosure agreements, which may afford only limited protection. In addition, effective copyright protection may be unavailable or limited in certain foreign countries. Although MAPICS relies on the limited protection afforded by such intellectual property laws, it also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable customer support are also essential to establishing and maintaining a technology leadership position. MAPICS presently has no patents or patent applications pending. The source code for MAPICS' proprietary software is protected both as a copyrighted work and certain of the applications are protected as trade secrets. MAPICS generally enters into confidentiality or license agreements with its employees, consultants, distributors and customers, and generally controls access to and distribution of its software, documentation and other proprietary information. MAPICS is reliant, however, upon certain of its Solution Partners to continue to allow MAPICS to use technologies developed by such Solution Partners on terms that are favorable to MAPICS.

     Despite the measures taken by MAPICS to protect its proprietary rights, unauthorized parties may attempt to reverse engineer or copy aspects of MAPICS products or to obtain and use information that MAPICS regards as proprietary. Policing unauthorized use of MAPICS products is difficult. Litigation may be necessary in the future to enforce MAPICS' intellectual property rights, to protect MAPICS' trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on MAPICS' business, operating results and financial condition. In addition, to the extent MAPICS desires or is required to obtain licenses to proprietary rights of others, there can be no assurance that any such licenses will be made available on terms acceptable to MAPICS, if at all. Any litigation or dispute regarding proprietary technology which results in a ruling or settlement that is adverse to MAPICS, could have a material adverse effect on MAPICS' business operating results and financial condition. Claims against MAPICS, with or without merit, as well as claims initiated by MAPICS against third parties, can be time consuming and expensive to defend, prosecute or resolve.


Competition

     The market for ERP software within the mid-size manufacturing industry is highly competitive, changes rapidly and is to a significant degree affected by new product introductions and other market activities of industry participants. MAPICS products and related services are primarily targeted at the market for business applications software for use with the IBM AS/400. MAPICS' current and prospective competitors offer a variety of products which address this and similar markets. MAPICS' primary competition comes from a large number of independent software vendors and other sources, including Baan N.V., Computer Associates, Inc., Intentia AB, JBA Holdings Plc, J.D. Edwards and Company, Inc., Oracle Corporation, SAP AG and System Software Associates, Inc. Of MAPICS' primary competitors, the products of Intentia are currently designed solely for use with the IBM AS/400, and the products of JBA Holdings, J.D. Edwards and System Software Associates are currently designed for use primarily with the IBM AS/400. MAPICS also experiences some competition from vendors of specialized applications.

     The principal competitive factors in the market for ERP software and services include product functionality, quality, performance, reliability, ease-of-use, cost-effectiveness, size of installed base, technology, service, and vendor reputation and financial stability. MAPICS believes that its products currently compete favorably on the foregoing bases, although in certain instances it may be at a competitive disadvantage against companies with greater financial, marketing, service, support, and technological resources, and greater name recognition. MAPICS believes its competitive strengths include its extensive mid-size manufacturing industry expertise, its dedicated affiliate channel, broad and deep functionality of its products and proven customer satisfaction.

     In order to be successful in the future, MAPICS must continue to respond promptly and effectively to the challenges of technological change and its competitors' innovations by continually enhancing its own product offerings. There can be no assurance, however, that MAPICS products will continue to compete favorably or that MAPICS will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or by new companies entering this market. In addition, because MAPICS often relies on third party affiliates for implementation and other support of its products, there can be no assurance that these affiliates will maintain high quality standards sufficient to maintain the reputation and competitive position of MAPICS. MAPICS must continue to respond effectively to customer needs and properly select and incorporate those technologies and application functionalities that will meet the challenges posed by competitors' innovations. To accomplish these critical objectives, MAPICS must continue to invest in enhancing its current products and introduce new products to remain competitive.


Employees

     As of April 30, 1997, MAPICS employed a total of 234 employees. None of MAPICS' employees is represented by a labor union. MAPICS has experienced no work stoppages and believes that its employee relations are good.

     MAPICS' future operating results depend in significant part upon the continued service of its key technical and senior management personnel. MAPICS' future success also depends on its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense, and may further intensify due to the hiring needs of numerous competitors to particularly address Year 2000 issues. There can be no assurance that MAPICS will retain its key managerial or technical personnel or attract such personnel in the future. MAPICS has at times experienced and continues to experience difficulty recruiting qualified personnel and there can be no assurance that MAPICS will not continue to experience such difficulties in the future. MAPICS, either directly or through personnel search firms, actively recruits qualified product development, consulting and sales and marketing personnel. If MAPICS is unable to hire and retain qualified personnel in the future, such inability could have a material adverse effect on MAPICS' business, financial condition and results of operations.


Facilities

     MAPICS' principal administrative, marketing, product development and support facilities are located in Atlanta, Georgia, where MAPICS leases a total of approximately 60,000 square feet under two agreements that expire in March 1998 and 1999. MAPICS has other leases in place for its North American, Latin American, European and Asian Pacific sales and service offices. MAPICS believes that its facilities are adequate for its current needs.

     Marcam's principal administrative, marketing and product development and support facilities are located in Newton, Massachusetts. In connection with the Distribution, Marcam will assign its lease for the premises in Newton, Massachusetts (approximately 94,000 square feet) to Marcam Solutions. This lease expires in 1999. Marcam will also assign the leases for certain of the Atlanta Facilities as well as the Saddle Brook, New Jersey, Oakbrook Terrace, Illinois and Irvine, California locations to Marcam Solutions. The remaining facilities will not be affected by the Distribution.


Legal Proceedings

     MAPICS is subject to legal proceedings and claims which arise in the normal course of business. While the outcome of these matters cannot be predicted with certainty, management does not believe the outcome of any of these legal matters will have a material adverse effect on MAPICS' business, financial condition or results of operations.

                   MAPICS SELECTED COMBINED FINANCIAL DATA(A)

     The following table sets forth selected combined financial data of MAPICS as of and for the years ended September 30, 1994, 1995 and 1996, for the six months ended March 31, 1996 and 1997 and as of March 31, 1997. The selected combined financial data as of and for the years ended September 30, 1994, 1995, and 1996 have been derived from MAPICS' combined financial statements which have been audited by Coopers & Lybrand L.L.P., independent public accountants, as indicated in their report. The selected combined financial data for the six months ended March 31, 1996 and 1997 and as of March 31, 1997 have been derived from MAPICS' unaudited combined financial statements which, in the opinion of management of MAPICS, have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results of operations and financial position as of and for these periods. Operating results for the six months ended March 31, 1997 are not necessarily indicative of the results to be expected for the entire year. These data should be read in conjunction with "MAPICS Management's Discussion and Analysis of Financial Condition and Results of Operations" and the MAPICS Combined Financial Statements and notes thereto included elsewhere in this Proxy Statement/Prospectus.


                                       Fiscal Years Ended September 30,     Six Months Ended March 31,
                                       --------------------------------     --------------------------
                                        1994        1995        1996           1996       1997
                                       ---------   ---------   ---------     ---------   --------
                                                (In thousands, except per share data)
Statement of Operations Data:
  Revenues:
 License ...........................   $33,410     $42,745     $45,341       $20,501     $25,328
 Services   ........................    19,373      26,553      32,261        15,343     18,837
                                       --------    --------    --------      --------    --------
  Total revenues  ..................    52,783      69,298      77,602        35,844     44,165
Operating expenses:
 Cost of license revenues  .........     3,280       5,689       6,913         3,026      4,129
 Cost of services revenues .........     5,428       7,567       9,499         4,573      5,301
 Selling and marketing  ............    17,765      24,780      27,851        13,028     14,834
 Product development ...............     6,692       7,432       6,398         3,122      4,969
 General and administrative   ......     4,810       5,384       5,965         2,212      4,360
                                       --------    --------    --------      --------    --------
  Total operating expenses .........    37,975      50,852      56,626        25,961     33,593
Operating income  ..................    14,808      18,446      20,976         9,883     10,572
Income tax expense   ...............     4,641       7,112       8,076         3,805      4,071
                                       --------    --------    --------      --------    --------
Net income  ........................   $10,167     $11,334     $12,900       $ 6,078      6,501
                                       ========    ========    ========      ========    ========
Pro forma net income per common
 share (B)  ........................                           $  0.75                     0.36
                                                               ========                  ========
Pro forma weighted average
 number of common shares
 outstanding (B)  ..................                            17,185                   17,991
                                                               ========                  ========



                                                   As of September 30,              As of March 31,
                                         ----------------------------------------   ----------------
                                           1994           1995          1996             1997
                                         -----------   -----------   ------------   ----------------
                                                      (In thousands)
Balance Sheet Data:
 Cash and cash equivalents   .........    $   107       $   226       $    378         $    852
 Working capital (deficit) (C)  ......     (2,040)       (8,527)       (13,945)         (13,999)
 Total assets ........................     36,392        41,226         45,405           46,646
 Long-term liabilities ...............        493           196            884              394
 Divisional equity  ..................     17,091        11,492          9,193            9,228


------------

(A) See Notes to Combined Financial Statements of MAPICS appearing elsewhere in this Proxy Statement/Prospectus.

(B) See Note 2 of Notes to Combined Financial Statements of MAPICS for information concerning the computation of per share earnings.

(C) Includes $9.7 million, $15.2 million, $18.6 million and $21.2 million of deferred revenue at September 30, 1994, 1995 and 1996 and March 31, 1997, respectively.

                 MAPICS MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with "MAPICS Selected Combined Financial Data" and the MAPICS Combined Financial Statements and notes thereto included elsewhere in this Proxy Statement/Prospectus. The discussion in this Proxy Statement/Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of MAPICS' plans, objectives, expectations and intentions. The cautionary statements made in this Proxy Statement/Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Proxy Statement/Prospectus. MAPICS' actual results could differ materially from those discussed herein. Factors that could cause or contribute to such difference include those discussed in "MAPICS Risk Factors" as well as those discussed elsewhere herein.


Overview

     The MAPICS product line was initially introduced by International Business Machines Corporation ("IBM") in 1978 to provide integrated application software for accounting, manufacturing and logistics for mid-size manufacturers. In February 1993, Marcam acquired the exclusive marketing and licensing rights to the MAPICS products from IBM and began managing the development and support of the MAPICS products. In September 1995, Marcam acquired all of the outstanding capital stock of the company that owned the MAPICS products. The combined financial statements and other financial information included in this Prospectus have been prepared using Marcam's historical basis in the assets, liabilities and historical results of operations of the business related to the MAPICS products. See Notes to MAPICS Combined Financial Statements.

     MAPICS generates revenues primarily from licensing its software. When it first licenses its software, MAPICS receives both an initial license fee and a periodic license fee. The periodic license fee, which is typically paid annually in advance thereafter, entitles the customer to continue using the software and to receive certain support services. If a customer does not renew its periodic license, it is no longer entitled to use MAPICS' software. MAPICS believes this licensing arrangement provides it with recurring revenues from its installed base of customers and enables customers to take advantage of new releases and enhancements of its software. Initial license fees are recorded as license revenues, and periodic license fees are recorded as services revenues and recognized ratably over the period.

     MAPICS' cost structure is designed so that a significant portion of its costs vary in direct relation to license revenues, particularly its selling and marketing expenses and cost of license revenues. The MAPICS products are sold primarily through MAPICS' network of independent local affiliates, with support from MAPICS' sales management. MAPICS' single largest expense is commissions paid to these affiliates, which are based on the revenues they generate from selling licenses to the MAPICS products. MAPICS currently expects that as its affiliates generate increasing license revenues, selling and marketing expenses will decrease as a percentage of revenues because of the relatively fixed cost of MAPICS' direct selling and marketing activities. The affiliates, not MAPICS, provide MAPICS' customers with consulting and implementation services relating to the MAPICS products. As a result, MAPICS neither receives revenues from providing consulting and implementation services nor bears the fixed costs inherent in maintaining a services business.

     In Japan and certain Eastern European countries, MAPICS utilizes resellers rather than affiliates to distribute the MAPICS products and MAPICS records as license revenues the net royalties received from the resellers without any corresponding commission expenses. From 1994 to 1996, net royalties received from such resellers decreased from 17.0% to 1.3% of total license revenues. MAPICS' strategy has been to replace these resellers with affiliates in order to provide MAPICS with a more direct relationship with its customers. This shift generally has resulted in an increase in selling and marketing expense as a percentage of revenues and a decrease in the operating margin percentage. MAPICS believes that the proportion of reseller sales to total license revenues will remain relatively constant for the foreseeable future.

     Cost of license revenues consists primarily of royalties paid to Solution Partners with respect to products licensed by MAPICS and amortization of software development costs. MAPICS expects that cost of license revenues will vary based on the mix of products licensed during the applicable period between MAPICS-developed products and Solution Partner-developed products. MAPICS licenses from its Solution Partners complementary software products which have been integrated into the MAPICS product line. When MAPICS licenses a Solution

Partner product to a customer, MAPICS pays a royalty to the Solution Partner. As a result, a significant portion of its cost of license revenues varies in direct relation to license revenues based on Solution Partners' products. Through its Solution Partner arrangements, MAPICS has been able to both enhance the functionality of its existing products and introduce new products utilizing this variable cost approach to expand its product offerings. During the past three fiscal years, the mix of products licensed by MAPICS has included increasing percentages of Solution Partner products, which has resulted in both increasing revenues and royalty costs.

     MAPICS' capitalized software development costs result primarily from internal software development activities and the translation of software into various foreign languages. MAPICS has typically amortized its capitalized software development and translation costs over five years. As of March 31, 1997, MAPICS' balance sheet reflected approximately four years of accumulated capitalized software development costs, because MAPICS did not begin capitalizing software until the acquisition of the exclusive marketing and licensing rights to the MAPICS products in February 1993. Consequently, MAPICS currently expects amortization of these costs to continue to increase through fiscal 1998, when five years of software development costs will have been capitalized. In addition, in fiscal 1997 MAPICS made a decision to amortize its 1997 and future translation expenditures over a revised useful life of two years rather than five years. This decision resulted, beginning in the first quarter of fiscal 1997, and will continue to result, in an increase in amortization expense compared with fiscal 1996.

     In the U.S. and Canada, MAPICS is the provider of support services (primarily via telephone) to its customers. Elsewhere, MAPICS engages local affiliates to provide varying degrees of support services for a fee. For certain Solution Partner-developed products, the Solution Partners provide varying levels of support for a fee. The costs of MAPICS' direct support services and the fees paid to affiliates and Solution Partners for providing support services are recorded as cost of services revenues.

     In 1996, MAPICS reduced its level of spending on product development activities other than translation of products ("core product development") because, at the time, Marcam anticipated that the MAPICS products would use certain technologies being developed in connection with its Protean and Avantis product lines. Subsequently, MAPICS determined that such a development strategy was not consistent with the demands of its target market and commenced a revised development strategy which will allow future platform independence. MAPICS anticipates continuing its efforts to develop additional versions of certain of its applications to run on Microsoft's NT server platforms. MAPICS does not believe that such additional versions will materially affect results of operations or liquidity. MAPICS currently anticipates that core product development expenditures will increase as a percentage of revenues to levels more consistent with those of 1994 and 1995. Costs of establishing technological feasibility of computer software products are charged to product development expense as they are incurred. Consequently, MAPICS' operating results may be affected adversely by significant changes in the level of product development investments.

     Certain expenses presented in the combined financial statements and other financial information included in this Proxy Statement/Prospectus have been allocated based on management's estimates of the cost of services provided to MAPICS by Marcam. MAPICS' management believes that these allocations are reasonable. The combined financial statements and other financial information included in this Proxy Statement/Prospectus, however, may not necessarily reflect the combined financial position, results of operations and cash flows of MAPICS had it operated as a separate entity during the periods presented, or what they may be in the future.


Results of Operations

     The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain line items in MAPICS' combined statements of operations.



                    Fiscal Years Ended September 30,     Six Months Ended March 31,
                    --------------------------------     --------------------------
                     1994        1995        1996           1996        1997
                    ---------   ---------   ---------     ---------   ---------
Revenues:
 License   ......     63.3%       61.7%       58.4%         57.2%        57.3%
 Services  ......     36.7        38.3        41.6          42.8         42.7%
                     -----       -----       -----         -----        -----
  Total .........    100.0       100.0       100.0         100.0        100.0%


                                      Fiscal Years Ended September 30,     Six Months Ended March 31,
                                      --------------------------------     --------------------------
                                       1994        1995        1996            1996        1997
                                      ---------   ---------   ---------      ---------   ---------
Operating expenses:
 Cost of license revenues .........      6.2         8.2         8.9            8.4         9.3
 Cost of services revenues   ......     10.3        10.9        12.2           12.8        12.0
 Selling and marketing ............     33.7        35.8        35.9           36.3        33.6
 Product development   ............     12.7        10.7         8.3            8.7        11.3
 General and administrative  ......      9.1         7.8         7.7            6.2         9.9
                                       -----       -----       -----          -----       -----
  Total operating expenses   ......     72.0        73.4        73.0           72.4        76.1
                                       -----       -----       -----          -----       -----
Operating income ..................     28.0        26.6        27.0           27.6        23.9
Income tax expense  ...............      8.8        10.3        10.4           10.6         9.2
                                       -----       -----       -----          -----       -----
Net income ........................     19.2%       16.3%       16.6%          17.0%       14.7%
                                       =====       =====       =====          =====       =====


     Six Months ended March 31, 1997 Compared to Six Months ended March 31,
1996

     Revenues. MAPICS generates revenues from licensing its software. Total revenues increased 23.2% to $44.2 million for the six months ended March 31, 1997 from $35.8 million for the six months ended March 31, 1996. License revenues increased 23.5% to $25.3 million for the six months ended March 31, 1997 from $20.5 million for the six months ended March 31, 1996. This increase resulted primarily from an increase of license sales to new customers, and to a lesser extent, an increase of license sales to existing customers for new sites, upgraded systems and additional modules, particularly in the U.S., Canada and the Europe, Middle East and Africa region ("EMEA"). Services revenues increased 22.8% to $18.8 million for the six months ended March 31, 1997 from $15.3 million for the six months ended March 31, 1996, principally due to the increase in MAPICS' installed customer base and additional optional support offerings that were made available in the second quarter of fiscal 1996 in EMEA to customers who had licensed MAPICS products from IBM without support services.

     Cost of License Revenues. Cost of license revenues consists primarily of royalties paid to Solution Partners with respect to products licensed by MAPICS and amortization of capitalized software development costs. Cost of license revenues increased 36.5% to $4.1 million for the six months ended March 31, 1997 from $3.0 million for the six months ended March 31, 1996. These costs increased as a percentage of license revenues to 16.3% from 14.8% for the six months ended March 31, 1997 and 1996, respectively. These increases were primarily due to increased royalty costs as the volume of Solution Partner products licensed by MAPICS increased from the 1996 period to the 1997 period and increased amortization of capitalized software development and translation costs which resulted from the increased capitalized software asset.

     Cost of Services Revenues. Cost of services revenues consists primarily of personnel costs related to the ongoing maintenance and support of the MAPICS products, fees paid to affiliates outside the U.S. and Canada to provide certain support services in those regions and the fees paid to Solution Partners to provide similar services with respect to their products. Cost of services revenues increased 15.9% to $5.3 million for the six months ended March 31, 1997 from $4.6 million for the six months ended March 31, 1996, primarily as a result of the increased fees paid to affiliates and Solution Partners for providing support services. As a percentage of services revenues, these costs decreased to 28.1% from 29.8% for the six months ended March 31, 1997 and 1996, respectively. This decrease resulted primarily from the relatively fixed personnel costs in MAPICS' support services organization which were offset in part by the increased fees paid to Solution Partners and affiliates for support services in the 1997 period.

     Selling and Marketing. Selling and marketing expenses consist primarily of commissions paid to MAPICS' independent affiliates, compensation for MAPICS' sales and marketing personnel and direct costs associated with MAPICS' marketing campaigns. Selling and marketing expenses increased 13.9% to $14.8 million for the six months ended March 31, 1997 from $13.0 million for the six months ended March 31, 1996. This increase in the 1997 period was due primarily from increased commissions earned by affiliates on increased license revenues. As a percentage of revenues, selling and marketing expenses decreased to 33.6% from 36.3% for the six months ended March 31, 1997 and 1996, respectively. This decrease resulted primarily from MAPICS' direct selling and marketing costs being relatively fixed in nature.

     Product Development. Product development expenses consist primarily of compensation for software engineering personnel and independent contractors retained to assist in MAPICS' product development efforts. Costs of establishing technological feasibility of computer software products are charged to product development expense as they are incurred. Thereafter, certain software development costs and the cost of translating software products into different foreign languages are capitalized in accordance with Statement of Financial Accounting Standards No. 86. Capitalized software development costs are amortized over the useful lives of such products which are generally five years (except for translation expenditures capitalized in 1997 which are being amortized over two years). Amortization expense is charged to cost of license revenues.

     Overall product development expenses increased 59.2% to $5.0 million for the six months ended March 31, 1997 from $3.1 million for the six months ended March 31, 1996 and increased as a percentage of revenues to 11.3% from 8.7% for the six months ended March 31, 1997 and 1996, respectively. These increases resulted primarily from lower costs qualifying for capitalization in 1997 than in 1996 due to MAPICS' core development efforts. See "Overview" and "Business of MAPICS--Product Development".

     Gross core development expenditures increased 16.3% to $6.0 million for the six months ended March 31, 1997 from $5.2 million for the six months ended March 31, 1996. This increase was primarily due to increased development expenditures as a result of MAPICS' change in product development strategy. See "Overview" and "Business of MAPICS--Product Development." The amounts of core development expenditures capitalized for the six months ended March 31, 1997 and 1996 were $1.2 million and $2.2 million, respectively, representing 19.1% and 42.1% of gross core development expenditures during those periods. The amounts of development expenditures capitalized during the period decreased because a higher proportion of development expenditures were related to the establishment of technological feasibility of MAPICS' revised development strategy. Gross translation expenditures decreased 30.8% to $1.3 million for the six months ended March 31, 1997 from $1.9 million for the six months ended March 31, 1996. Translation expenditures are typically project related and the timing of these expenditures is subject to change from period to period. The amounts of translation costs capitalized for the six months ended March 31, 1997 and 1996 were $1.2 million and $1.8 million, respectively, representing 93.8% of gross translation expenditures during both periods.

     General and Administrative. General and administrative expenses consist primarily of salaries of executive, financial, legal and administrative personnel, outside professional and service fees and provisions for bad debts. General and administrative expenses increased 97.1% to $4.4 million for the six months ended March 31, 1997 from $2.2 million for the six months ended March 31, 1996 due primarily to an increase in the provision for bad debts, as well as increases in facilities and personnel costs. General and administrative expenses represented 9.9% of revenues for the six months ended March 31, 1997 as compared to 6.2% for the six months ended March 31, 1996. The level of general and administrative expenses for the 1996 period was relatively low primarily because MAPICS recorded less bad debt expense due to available reserves.

     Provision for Income Taxes. Income tax expense represented 38.5% of income before tax expense for the six months ended March 31, 1997 and 1996. The effective tax rates for both periods exceeded the statutory federal rate largely due to the impact of state income taxes partially offset by research and experimentation credits.


     Fiscal 1996 Compared to Fiscal 1995

     Revenues. Total revenues increased 12.0% to $77.6 million in 1996 from $69.3 million in 1995. License revenues increased 6.1% to $45.3 million in 1996 from $42.7 million in 1995. This increase resulted primarily from an increase of license sales to new and existing customers for new sites, upgraded systems and additional modules, particularly outside the U.S. and Canada. This increase was primarily attributable to the availability of French, German, Spanish and Portuguese translations of Release 2 of MAPICS XA. Services revenues increased 21.5% to $32.3 million in 1996 from $26.6 million in 1995, principally due to the increase in MAPICS' installed customer base and revenues from optional support services offered in EMEA to customers who had licensed MAPICS products from IBM without support services.

     Cost of License Revenues. Cost of license revenues increased 21.5% to $6.9 million from $5.7 million in 1995 and represented 15.2% and 13.3% of license revenues in 1996 and 1995, respectively. This increase was primarily due to increased royalty costs as the volume of Solution Partner products licensed by MAPICS increased from 1995 to 1996 and increased amortization of capitalized software development and translation costs which resulted from the increased capitalized software asset.

     Cost of Services Revenues. Cost of services revenues increased 25.5% to $9.5 million from $7.6 million in 1995 and represented 29.4% and 28.5% of services revenues in 1996 and 1995, respectively. This increase was primarily due to increases in staff and other costs in 1996 to support the growing base of customers in EMEA.

     Selling and Marketing. Selling and marketing expenses increased 12.4% to $27.9 million in 1996 from $24.8 million in 1995 and represented 35.9% and 35.8% of total revenues in 1996 and 1995, respectively. The increase in these expenses resulted primarily from increased commissions earned by affiliates on increased revenues. As a percentage of total revenues, these expenses remained relatively constant as a result of changes in the mix of revenues from affiliates and resellers. See "Overview."

     Product Development. Overall product development expenses decreased 13.9% to $6.4 million from $7.4 million in 1995 and represented 8.3% and 10.7% of total revenues in 1996 and 1995, respectively. These decreases resulted primarily from lower core development expenditures in 1996. See "Overview" and "Business of MAPICS--Product Development."

     Gross core development expenditures decreased 9.9% to $9.1 million for 1996 from $10.0 million for 1995. This decrease was due primarily to the change in MAPICS' development strategy. See "Overview." The amounts of core development expenditures capitalized for 1996 and 1995 were $2.9 million and $2.8 million, respectively, representing 31.9% and 28.2% of gross core development expenditures during those periods. Gross translation expenditures increased 27.6% to $3.7 million for 1996 from $2.9 million for 1995. The amounts of translation costs capitalized for 1996 and 1995 were $3.5 million and $2.7 million, respectively, representing 93.6% and 92.4% of gross translation expenditures during those periods.

     General and Administrative. General and administrative expenses increased 10.8% to $6.0 million from $5.4 million in 1995 and represented 7.7% and 7.8% of total revenues in 1996 and 1995, respectively. The overall increase was primarily due to expansion of staff and facilities in EMEA.

     Provision for Income Taxes. Income tax expense represented 38.5% and 38.6% of income before income tax for fiscal years 1996 and 1995, respectively. The effective tax rates for both periods exceeded the statutory federal rate largely due to the impact of state income taxes, partially offset by research and experimentation credits.


     Fiscal 1995 Compared to Fiscal 1994

     Revenues. Total revenues increased 31.3% to $69.3 million in 1995 from $52.8 million in 1994. License revenues grew 27.9% to $42.7 million in 1995 from $33.4 million in 1994. This increase resulted primarily from increased licensing volume both to new customers and to existing customers for new sites, upgraded systems and additional modules, particularly in the U.S. and Canada. MAPICS believes that this increase was attributable to the availability of the significant enhancements in Release 2 of MAPICS XA and improvements in affiliate productivity outside North America.

     Services revenues increased 37.1% to $26.6 million in 1995 from $19.4 million in 1994. This increase was primarily attributable to the inclusion in 1995 of periodic license fee revenues for a full year. In connection with the transactions relating to the MAPICS products which occurred in February 1993, none of the periodic license fees billed by IBM prior to the closing were transferred to MAPICS. MAPICS began recognizing periodic license fee revenues only after the period for which the customer paid IBM expired. Periodic license fees were typically billed on the anniversary of the original license of the software, although revenues from those fees were recognized ratably during the period. Consequently, MAPICS did not recognize a full year of periodic license fee revenues during 1994. In addition, MAPICS recognized revenues from optional support services offered in Europe to customers who had licensed MAPICS products from IBM without support services.

     Cost of License Revenues. Cost of license revenues increased 73.4% to $5.7 million from $3.3 million in 1994 and represented 13.3% and 9.8% of license revenues in 1995 and 1994, respectively. This increase was primarily due to increased royalty costs as the volume of Solution Partner products licensed by MAPICS increased from 1994 to 1995 and increased amortization of capitalized software development and translation costs which resulted from the increased capitalized software asset.

     Cost of Services Revenues. Cost of services revenues increased 39.4% to $7.6 million from $5.4 million in 1994 and represented 28.5% and 28.0% of services revenues in 1995 and 1994, respectively. This increase resulted primarily from increased personnel costs associated with expansion of MAPICS's North American and European support capabilities.

     Selling and Marketing. Selling and marketing expenses increased 39.5% to $24.8 million in 1995 from $17.8 million in 1994. This increase was due primarily to increased commissions earned by affiliates on increased license revenues. Selling and marketing expenses increased as a percentage of total revenues from 33.7% to 35.8% from 1994 to 1995. This increase was primarily attributable to a decrease in the proportion of revenues received in 1995 from affiliates who act as resellers whereby MAPICS only records as license revenues the net proceeds from the affiliate and no corresponding commission expense is recognized, as well as expansion of MAPICS' direct marketing programs.

     Product Development. Overall product development expenses increased 11.1% to $7.4 million in 1995 from $6.7 million in 1994 and represented 10.7% and 12.7% of revenues in 1995 and 1994, respectively. These increases were due to lower amounts of core development costs qualifying for capitalization in 1995.

     Gross core development expenditures decreased 5.5% to $10.0 million for 1995 from $10.6 million for 1994. The amounts of core development expenditures capitalized for 1995 and 1994 were $2.8 million and $4.1 million, respectively, representing 28.2% and 39.0% of gross core development expenditures during those periods. Gross translation expenditures increased 237.4% to $2.9 million for 1995 from $0.9 million for 1994. The amounts of translation costs capitalized for 1995 and 1994 were $2.7 million and $0.7 million, respectively, representing 92.4% and 75.9% of gross translation expenditures during those periods.

     General and Administrative. General and administrative expenses increased 11.9% to $5.4 million from $4.8 million in 1994 and represented 7.8% and 9.1% of total revenues in 1995 and 1994, respectively. This increase was due primarily to an increase in the provision for bad debts.

     Provision for Income Taxes. Income tax expense represented 38.6% and 31.3% of income before income tax for fiscal years 1995 and 1994, respectively. The effective tax rate in 1995 exceeded the federal statutory rate largely due to the impact of state income taxes, partially offset by research and experimentation credits. The effective tax rate in 1994 was lower than the federal statutory rate due to research and experimentation credits and the benefit of net operating losses exceeding the impact of state income taxes.


Quarterly Financial Results

     The following table sets forth unaudited statement of operations data for each of the four quarters in fiscal 1995 and 1996 and the first two quarters in fiscal 1997 and the percentage of MAPICS' total revenues represented by each item for the respective quarter. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in MAPICS' opinion, includes all adjustments necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                              Operating Results:

                                                     Quarters Ended
                                 -------------------------------------------------------
                                 Dec. 31,   Mar. 31,   June 30,   Sept. 30,   Dec. 31,
                                   1994       1995       1995        1995       1995
                                                     (in thousands)
Revenues:
 License   .....................  $11,241    $8,456     $8,739     $14,309      $11,449
 Services  .....................    5,972     6,902      6,564       7,115        7,174
                                  -------    ------     ------     -------     --------
  Total ........................   17,213    15,358     15,303      21,424       18,623
Operating Expenses:
 Cost of license revenues    ...    1,060     1,043      1,462       2,124        1,681
 Cost of services revenues   ...    1,643     1,770      1,821       2,333        2,234
 Selling and marketing    ......    5,720     5,456      5,297       8,307        6,814
 Product development   .........    1,739     1,844      2,078       1,771        1,371
 General and administrative  ...    1,307     1,205      1,143       1,729        1,486
                                  -------    ------     ------     -------     --------
  Total operating expenses   ...   11,469    11,318     11,801      16,264       13,586
                                  -------    ------     ------     -------     --------
Operating income ...............    5,744     4,040      3,502       5,160        5,037
Income tax expense  ............    2,215     1,558      1,350       1,989        1,939
                                  -------    ------     ------     -------     --------
Net income    ..................  $ 3,529    $2,482     $2,152     $ 3,171      $ 3,098
                                  =======    ======     ======     =======     ========
Percentage of Total Revenues:

Revenues:
 License   .....................     65.3%     55.1%     57.1%        66.8%       61.5%
 Services  .....................     34.7%     44.9%     42.9%        33.2%       38.5%
                                  -------    ------     ------     -------     --------
  Total revenues ...............    100.0%    100.0%     100.0%      100.0%      100.0%
Operating Expenses:
 Cost of license revenues    ...      6.2%      6.8%      9.5%         9.9%        9.0%
 Cost of services revenues   ...      9.5%     11.5%     11.9%        10.9%       12.0%
 Selling and marketing    ......     33.2%     35.5%     34.6%        38.8%       36.6%
 Product development   .........     10.1%     12.0%     13.6%         8.2%        7.4%
 General and administrative  ...      7.6%      7.9%      7.5%         8.1%        8.0%
                                  -------    ------     ------     -------     --------
  Total operating expenses   ...     66.6%     73.7%     77.1%        75.9%       73.0%
                                  -------    ------     ------     -------     --------
Operating income ...............     33.4%     26.3%     22.9%        24.1%       27.0%
Income tax expense  ............     12.9%     10.1%      8.8%         9.3%       10.4%
                                  -------    ------     ------     -------     --------
Net income    ..................     20.5%     16.2%     14.1%        14.8%       16.6%
                                  =======    ======     ======     =======     ========



                                 Mar. 31,   June 30,   Sept. 30,   Dec. 31,       Mar. 31,
                                   1996       1996        1996       1996           1997
Revenues:
 License   .....................   $9,052     $ 9,809   $15,031      $14,277      $ 11,051
 Services  .....................    8,169       8,319     8,599        9,102         9,735
                                   -------   --------   -------     --------      --------
  Total ........................   17,221      18,128    23,630       23,379        20,786
Operating Expenses:
 Cost of license revenues    ...    1,345       1,429     2,458        2,558         1,571
 Cost of services revenues   ...    2,339       2,300     2,626        2,583         2,718
 Selling and marketing    ......    6,214       6,321     8,502        8,035         6,799
 Product development   .........    1,751       1,482     1,794        2,488         2,481
 General and administrative  ...      726       2,002     1,751        1,922         2,438
                                   -------   --------   -------     --------      --------
  Total operating expenses   ...   12,375      13,534    17,131       17,586        16,007
                                   -------   --------   -------     --------      --------
Operating income ...............    4,846       4,594     6,499        5,793         4,779
Income tax expense  ............    1,866       1,768     2,503        2,230         1,841
                                   -------   --------   -------     --------      --------
Net income    ..................   $2,980     $ 2,826   $ 3,996      $ 3,563      $  2,938
                                   =======   ========   =======     ========      ========
Percentage of Total Revenues:

Revenues:
 License   .....................     52.6%      54.1%      63.6%       61.1%         53.2%
 Services  .....................     47.4%      45.9%      36.4%       38.9%         46.8%
                                   ------    --------   -------     --------      --------
  Total revenues ...............    100.0%     100.0%     100.0%      100.0%        100.0%
Operating Expenses:
 Cost of license revenues    ...      7.8%      7.9%       10.4%       10.9%          7.6%
 Cost of services revenues   ...     13.6%     12.7%       11.1%       11.1%         13.1%
 Selling and marketing    ......     36.1%     34.9%       36.0%       34.4%         32.7%
 Product development   .........     10.2%      8.2%        7.6%       10.6%         11.9%
 General and administrative  ...      4.2%     11.0%        7.4%        8.2%         11.7%
                                   ------    -------    -------     --------      --------
  Total operating expenses   ...     71.9%     74.7%       72.5%       75.2%         77.0%
                                   ------    -------    -------     --------      --------
Operating income ...............     28.1%     25.3%       27.5%       24.8%         23.0%
Income tax expense  ............     10.8%      9.7%       10.6%        9.5%          8.8%
                                   ------    -------    -------     --------      --------
Net income    ..................     17.3%     15.6%       16.9%       15.3%         14.2%
                                   ======    =======    =======     ========      ========

     MAPICS' quarterly operating results are affected by a number of factors, including the size and timing of license transactions; the demand for MAPICS' products; the proportion of revenues attributable to license fees versus services fees; the proportion of Solution Partner-developed products versus internally-developed products licensed; changes in the level of operating expenses; the potential for delay or deferral of customer purchases of MAPICS' software; the timing of the introduction or market acceptance of new or enhanced products offered by MAPICS or its competitors; the ability of MAPICS' affiliate distribution channel to service additional sales; the competitive conditions in the industry; and the general economic and political conditions and other factors affecting capital expenditures by customers. The purchase of MAPICS' products and services may involve a significant commitment of capital and other resources by its customers with the attendant delays frequently associated with large capital expenditures and authorization procedures within an organization. Accordingly, the sales cycles for MAPICS' products and services are subject to a number of significant risks over which MAPICS has little or no control, including customers' budgetary constraints and internal authorization procedures. License revenues in any quarter are substantially dependent on orders booked and shipped in that quarter.

     MAPICS' quarterly operating results are subject to certain seasonal fluctuations. MAPICS believes that its first quarter (ending December 31) revenues generally are positively affected by year-end capital expenditures by certain customers and by year-end incentives provided by IBM to resellers of its hardware, which include many of MAPICS' affiliates. In MAPICS' fourth quarter (ending September 30), revenues are positively affected by the incentives provided pursuant to MAPICS' sales compensation plans. These factors historically have resulted in each case in increased license revenues during such quarters. In addition, MAPICS' revenues occur predominantly in the third month of each quarter and tend to be concentrated in the latter half of that third month. Accordingly, delays in product delivery or in closings of sales near the end of a quarter could cause quarterly revenues and, to a greater degree, net income to fall substantially short of anticipated levels. Net income is affected because MAPICS establishes its spending levels on the basis of its expected future gross margins. These seasonal factors are likely to continue to affect quarter-to-quarter comparisons.


     Due to the foregoing factors, it is possible that MAPICS' operating results could fail to meet the expectations of securities analysts or investors. In such event, or in the event that adverse conditions in the manufacturing or ERP marketplace prevail or are perceived to prevail, the price of MAPICS' Common Stock would likely be materially adversely affected.


Liquidity and Capital Resources

     MAPICS has funded its operations and capital expenditures primarily through cash generated from operations. Historically, MAPICS has remitted its excess cash from operations to Marcam. During the six months ended March 31, 1997, MAPICS transferred net cash of $6.5 million to Marcam. During fiscal 1996, 1995 and 1994, MAPICS transferred net cash to Marcam of $15.2 million, $16.5 million and $14.3 million, respectively. As of March 31, 1997, MAPICS had $0.9 million in cash and a working capital deficit of $14.0 million.

     Cash provided by operations was $9.8 million for the six months ended March 31, 1997 and $23.3 million, $22.7 million and $20.4 million for fiscal 1996, 1995 and 1994, respectively. During the six months ended March 31, 1997, working capital changes included an increase in deferred revenue as a result of growth in services revenues, offset partially by an increase in accounts receivable. During fiscal 1996, working capital was principally affected by an increase in deferred revenue as a result of growth in services revenues.

     Cash used for investing activities was $2.9 million for the six months ended March 31, 1997 and $8.0 million, $6.1 million and $5.8 million for fiscal 1996, 1995 and 1994, respectively. During fiscal 1996 and the six months ended March 31, 1997, MAPICS used cash for investing activities primarily related to software development and translation and purchases of property and equipment.

     In connection with the Distribution, MAPICS will transfer to Marcam Solutions an aggregate of $39.0 million in cash, up to the total amount of which may initially be represented by a promissory note (the "Note"). The Note is currently expected to bear interest at the rate of 5.85% per annum, payable quarterly in arrears, and to provide for monthly installments of principal in scheduled amounts commencing on August 15, 1997 and ending on March 15, 1999.

     In addition, at the time of the Distribution, MAPICS will assume $25.0 million in 9.82% Subordinated Notes due April 30, 2001 previously issued by Marcam. The terms of the subordinated debt contain financial covenants which, among other things, require the maintenance of certain financial ratios, limit the ability to incur additional debt, and preclude the payment of dividends. Marcam currently is in compliance with these covenants, as amended. Both of these liabilities, as well as a prepayment penalty and accrued interest of approximately $2.4 million on the Subordinated Notes, are currently expected to be paid from proceeds of the Proposed MAPICS Public Offering. If the Proposed MAPICS Public Offering is unsuccessful or delayed, MAPICS will be required to seek financing from an alternate source. Marcam is currently negotiating with a number of lenders regarding the Proposed Debt Financing, which would be consummated in lieu of or in combination with the Proposed MAPICS Public Offering. The net proceeds from the Proposed MAPICS Public Offering, the Proposed Debt Financing or a combination thereof, if consummated, would be used to make the cash transfer by Marcam to Marcam Solutions or to repay the Note and, if sufficient additional net proceeds are available, to repay the Subordinated Notes in whole or in part. There can be no assurance that either the Proposed MAPICS Public Offering or the Proposed Debt Financing will be completed. If neither the Proposed MAPICS Public Offering nor the Proposed Debt Financing is completed, MAPICS will be required to repay the Note and the Subordinated Notes from its other cash resources, including cash generated from operations and borrowings under its revolving credit facility. While the amount and payment terms of the Note have been established with consideration for the projected cash flows and borrowing capacities of both MAPICS and Marcam Solutions, absent the Proposed MAPICS Public Offering, the Proposed Debt Financing or a combination thereof, there can be no assurance that MAPICS will have sufficient cash resources to make the scheduled payments on the Note on a timely basis or that any such payments will satisfy Marcam

Solutions' cash requirements. Under such circumstances, MAPICS and Marcam Solutions would be required to borrow money to satisfy all or a portion of their cash requirements. MAPICS' failure to make the payments on the Note as scheduled may have a material adverse effect on the financial condition of Marcam Solutions. After the Distribution is completed, MAPICS will not be obligated to provide Marcam Solutions with any additional funding other than through the payment of the Note. The unaudited pro forma financial information regarding MAPICS and Marcam Solutions included elsewhere in this Proxy Statement/Prospectus does not give effect to either the Proposed MAPICS Public Offering or the Proposed Debt Financing or the application of the net proceeds therefrom.

     In connection with the Distribution, MAPICS will assume Marcam's $20.0 million revolving credit facility and be obligated to repay any indebtedness outstanding under this credit facility. Borrowing availability under this credit facility is limited to 80 percent of qualifying accounts receivable. Borrowings under this facility bear interest at a designated prime rate plus one percent (1%) per annum. This credit facility expires on August 31, 1997. This credit facility is secured by liens on substantially all of MAPICS' assets. Additionally, this credit facility contains covenants which, among other things, impose certain limitations or prohibitions on MAPICS with respect to additional indebtedness, liens and capital leases; the payment of dividends on, and the redemption or repurchase of capital stock of MAPICS; investments and acquisitions; the merger or consolidation of MAPICS with any person or entity and the disposition of any property or assets of MAPICS.

     As of March 31, 1997, MAPICS did not have any material commitments for capital expenditures. MAPICS anticipates that its capital requirements for the last six months of fiscal 1997 will be approximately $1.0 million. MAPICS' aggregate minimum lease payments for the remainder of fiscal 1997 are expected to be $538,000.

     MAPICS believes that the net proceeds from the Proposed MAPICS Public Offering or the Proposed Debt Financing, together with cash flows from operations and available borrowings, will be sufficient to meet MAPICS' working capital and capital expenditure needs at least until the end of fiscal year 1998.


Inflation

     To date, MAPICS believes inflation has not had a material impact on MAPICS' operations.


Recently Issued Pronouncements

     In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), was issued which will require MAPICS to elect either expense recognition under SFAS 123 or its disclosure-only alternative for stock-based employee compensation. The expense recognition provision encouraged by SFAS 123 would require fair-value based financial accounting to recognize compensation expense for employee stock compensation plans. MAPICS has determined that it will elect the disclosure-only alternative. MAPICS will be required to disclose the pro forma net income and pro forma net income per share in the notes to the combined financial statements using the fair-value based method beginning in fiscal 1997 after the Distribution, with comparable disclosures for fiscal 1996. MAPICS has not determined the impact that these pro forma adjustments will have on its net income or income per share.

     In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), was issued which will require MAPICS to present basic and diluted earnings per share ("EPS"). Basic EPS, which replaces primary EPS, excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS under existing rules. SFAS 128 requires restatement of all prior period earnings per share data presented. MAPICS will adopt SFAS 128 as of October 1, 1998 and has not yet determined the impact of the adoption.

                               MAPICS RISK FACTORS

     This Proxy Statement/Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Proxy Statement/Prospectus. In addition to the other information contained in this Proxy Statement/Prospectus, the following factors should be carefully considered by prospective investors when evaluating the Distribution. The following factors relate to the entire MAPICS product line.

     Variability in Quarterly Operating Results; Seasonality. MAPICS has experienced fluctuations in its quarterly operating results and anticipates that such fluctuations will continue and may intensify. MAPICS' quarterly operating results are affected by a number of factors that could materially and adversely affect revenues and profitability, including the size and timing of license transactions; the demand for MAPICS products; the proportion of revenues attributable to license fees versus services fees; the proportion of Solution Partner-developed products versus internally-developed products licensed; changes in the level of operating expenses; the potential for delay or deferral of customer purchases of MAPICS' software; the timing of the introduction or market acceptance of new or enhanced products offered by MAPICS or its competitors; the ability of MAPICS' affiliate distribution channel to service additional sales; the competitive conditions in the industry; and the general economic and political conditions and other factors affecting capital expenditures by customers. The purchase of MAPICS products and services may involve a significant commitment of capital and other resources by its customers with the attendant delays frequently associated with large capital expenditures and authorization procedures within an organization. Accordingly, the sales cycles for MAPICS products and services are subject to a number of significant risks over which MAPICS has little or no control, including customers' budgetary constraints and internal authorization procedures. License revenues in any quarter are substantially dependent on orders booked and shipped in that quarter.

     MAPICS' quarterly operating results are subject to certain seasonal fluctuations. MAPICS believes that its first quarter (ending December 31) revenues generally are positively affected by year-end capital expenditures by certain customers and by year-end incentives provided by International Business Machines Corporation ("IBM") to resellers of its hardware, which include many of MAPICS' distribution affiliates. In MAPICS' fourth quarter (ending September
30), revenues are positively affected by the incentives provided pursuant to MAPICS' sales compensation plans. These factors have historically resulted in increased license revenues during such quarters. In addition, MAPICS' revenues occur predominantly in the third month of each quarter and tend to be concentrated in the latter half of that third month. Accordingly, MAPICS' quarterly operating results are difficult to predict, and delays in product delivery or in closings of sales near the end of a quarter could cause quarterly revenues and, to a greater degree, net income to fall substantially short of anticipated levels. Net income is affected because MAPICS establishes its spending levels on the basis of its expected future margins. These seasonal factors are likely to continue to affect quarter-to-quarter comparisons.

     Due to the foregoing factors, it is possible that MAPICS' operating results could fail to meet the expectations of securities analysts or investors. In such event, or in the event that adverse conditions in the manufacturing or ERP marketplace prevail or are perceived to prevail, the price of MAPICS Common Stock would likely be materially adversely affected.

     Reliance on Third Party Distribution Channel. MAPICS markets, sells, and supports its products primarily through a network of not more than 80 distribution affiliates and as a result maintains a limited direct sales force. MAPICS relies on its affiliates for sales, product implementation, customization and customer support services. There can be no assurance that the affiliates will continue to provide the level and quality of service required to meet the needs of MAPICS' customers or that MAPICS will be able to maintain effective long-term relationships with its affiliates. If MAPICS is unable to maintain effective, long-term relationships with the affiliates, or if the affiliates fail to meet the needs of MAPICS' customers, MAPICS' business would be adversely affected. From time to time certain of MAPICS' competitors have established, and may continue to seek to establish a comparable distribution channel, in part by attempting to attract MAPICS' own affiliates. MAPICS' agreements with its affiliates are generally terminable by either party and do not impose specific obligations on the part of the affiliates. Further, there can be no assurance that the affiliates will not otherwise reduce or discontinue their relationships with or support of MAPICS and its products. See "Business of MAPICS--Marketing and Sales."

     Competition. The market for business software within the mid-size manufacturing industry is highly competitive, changes rapidly and is to a significant degree affected by new product introductions and other market activities of industry participants. MAPICS' products and related services are primarily targeted at the market for business applications software for use with the IBM AS/400. MAPICS' current and prospective competitors offer a variety of products which address this and similar markets. MAPICS' primary competition comes from a large number of independent software vendors and other sources including Baan N.V., Computer Associates, Inc., Intentia AB, JBA Holdings Plc, J.D. Edwards & Company, Inc., Oracle Corporation, SAP AG, and System Software Associates, Inc. Of MAPICS' primary competitors, the products of Intentia are currently designed solely for use with the IBM AS/400, and the products of JBA Holdings Plc, J.D. Edwards and System Software Associates are currently designed for use primarily with the IBM AS/400. MAPICS also experiences some competition from vendors of specialized applications.


     Certain of MAPICS' competitors have significantly greater financial, marketing, service, support and technical resources, and greater name recognition than MAPICS. In order to be successful in the future, MAPICS must continue to respond promptly and effectively to the challenges of technological change and its competitors' innovations. MAPICS' competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements or devote greater resources to the development, promotion and sale of their products than MAPICS. MAPICS also expects to face additional competition as other established and emerging companies enter the market for business software for use with the AS/400 and as new products and technologies are introduced. In addition, current and potential competitors may make acquisitions or establish alliances among themselves or with third parties, thereby increasing the ability of their products to address the needs of MAPICS' prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share, resulting in price or fee rate reductions, fewer customer orders and reduced gross margin, any one of which could have a material adverse effect on MAPICS' business, financial condition and results of operations. There can be no assurance that MAPICS will be able to compete successfully with existing or new competitors or that competition will not have a material adverse effect on MAPICS' business, financial condition and results of operations. In addition, because MAPICS relies on a network of distribution affiliates for implementation and other support of its products, there can be no assurance that these affiliates will maintain sufficiently high quality standards so that MAPICS' reputation and competitive position will not be adversely affected. See "Business of MAPICS--Marketing and Sales" and "--Competition."


     Dependence on Key Personnel; Ability to Attract and Retain Skilled Personnel. MAPICS' future performance depends to a significant extent upon the continued service of a number of senior management and key technical personnel. MAPICS does not maintain key-person life insurance on any of its key employees. None of MAPICS' employees is bound by an employment agreement. The loss of the services of one or more key employees could have a material adverse effect on MAPICS. MAPICS' future financial results also will depend in large part upon its ability to attract on a timely basis and retain highly skilled technical, managerial and marketing personnel and the ability of its officers and key employees to manage growth successfully and to continue successful development of new products and enhancements to existing products. Competition for such personnel is intense and is likely to intensify further as companies compete to hire personnel. MAPICS competes in the market for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than MAPICS. There can be no assurance that MAPICS will be successful in attracting and retaining the personnel it requires to develop successfully new and enhanced products. See "Business of MAPICS--Employees" and "Management of MAPICS."


     Absence of History as a Stand-Alone Public Company; Limited Relevance of Certain Historical Financial Information. MAPICS has never operated as a stand-alone company. Except for Richard C. Cook, MAPICS' senior executive officers have had limited or no prior management experience as senior executives in public companies. After the Distribution, MAPICS will operate as a stand-alone entity and, while MAPICS will continue to receive certain services from Marcam Solutions, there can be no assurance that MAPICS' operating results will not be adversely affected as a result of the reduction of general service assistance from Marcam Solutions. In anticipation of being established as a stand-alone entity, MAPICS has reviewed its business and operations and is implementing certain organizational changes. However, there can be no assurance that these changes or that the separation from Marcam Solutions will not have a material adverse impact on MAPICS' business, financial condition and results of operations.


     The financial information included herein may not necessarily reflect the results of operations, financial position and cash flows of MAPICS in the future or what the results of operations, financial position and cash flows would have been had MAPICS been a separate, stand-alone entity during the periods presented, because certain allocations were made in preparing such financial data. This is particularly true with regard to allocations of corporate overhead. The financial information included herein does not reflect the changes that may occur in the operations of MAPICS as a result of the Distribution and the Proposed MAPICS Public Offering, such as the increased administrative costs, including data services, employee benefits, legal, insurance, accounting and corporate overhead, that MAPICS will incur as a result of being an independent, publicly traded company. In addition, the combined financial statements of MAPICS include certain assets, liabilities, revenues and expenses which were not historically recorded at the entity level of, but are associated with, MAPICS.


     New Products and Technological Change. The market for MAPICS' ERP software products is characterized by rapid technological advances, evolving industry standards in computer hardware and software technology, changes in customer requirements, and frequent new product introductions and enhancements. MAPICS' future success will depend upon its ability to continue to enhance its MAPICS products and to develop and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. In particular, MAPICS must continue to anticipate and respond adequately to advances in standard business applications software and client/server solutions, as well as object-oriented technology. There can be no assurance that MAPICS will be successful in developing and marketing, on a timely and cost-effective basis, functioning product enhancements or new products that respond to technological advances by its competitors or that its new products will achieve market acceptance. See "Business of MAPICS--Product Development."


     As a result of the complexities inherent in the functionality and performance demanded by ERP software customers, major new products and product enhancements can require long development and testing periods. In addition, ERP software programs as complex as those offered by MAPICS may contain errors which are discovered only after the products and new releases have been installed and used by customers despite testing by MAPICS. There can be no assurance that undetected errors will not impair the market acceptance of these products or adversely affect MAPICS' operating results. Problems encountered by customers installing and implementing MAPICS' new product releases or with product performance, including product functionality, product response time and program errors, could also materially adversely affect MAPICS' operating results.


     Dependence on External Development Resources. To date, approximately 19 of MAPICS' application modules were developed in collaboration with third parties (Solution Partners) and MAPICS expects to continue to rely on Solution Partners for the development of additional application modules. Generally, Solution Partners continue to own the rights to, and maintain, the technology underlying the modules and license, on an exclusive basis, the technology to MAPICS. Under the terms of such agreements, MAPICS is obligated to pay a royalty to a Solution Partner for sales of the Solution Partner-developed application modules. In the event MAPICS fails to pay the required royalty when due, such agreement may be terminated. The termination of such an agreement with a Solution Partner could adversely affect MAPICS' business, financial condition and results of operations. There can be no assurance that Solution Partners will be available to develop application modules for MAPICS in the future or will complete application modules for MAPICS on a timely basis, within acceptable guidelines, or at all. MAPICS' success depends in part on its continued ability to license application modules from Solution Partners and there can be no assurance that MAPICS will be able to obtain such licenses on terms acceptable to MAPICS or at all. Although MAPICS is entitled to obtain a non-exclusive license to the source code for an application module in the event the Solution Partner fails to maintain or update the application module, goes out of business or otherwise breaches the terms of the license agreement, MAPICS may not be able to maintain or upgrade the application module adequately or on a timely basis. The failure of MAPICS to adequately or on a timely basis, maintain or upgrade the application module could adversely affect MAPICS' business, financial condition and results of operations. See "Business of MAPICS--Product Development."


     Dependence on IBM's AS/400. Substantially all of MAPICS' revenues have been derived from products designed to operate primarily on IBM's AS/400 series of computers. Therefore, MAPICS' future revenues from initial license fees and periodic license fees will be primarily derived from and dependent upon the continued widespread use of the AS/400 and the continued support of the AS/400 by IBM. While MAPICS believes that customers will continue to use, and IBM will continue to support, the AS/400, there can be no assurance of such continued use or support and the loss of either would have a material adverse effect on MAPICS' operating results. MAPICS will be required and intends to continue to devote significant resources to supporting its installed base of AS/400 customers. Although MAPICS believes it has an advantage in assisting its installed AS/400 base in converting to independent platforms, there is no assurance that these customers will continue to use MAPICS products if they implement such independent platforms. If there should be a rapid shift away from the current widespread use of the AS/400 operating system, MAPICS would be required to expend substantial capital resources to develop new software and would be likely to experience delays or losses in customer orders and, as a result, its business would be materially adversely affected. In addition, in order to retain its AS/400 customers, MAPICS may be required to adapt its MAPICS products to any changes made in the AS/400 operating system in the future. MAPICS' inability to adapt to future changes in the AS/400 operating system, or delays in doing so, could have a material adverse effect on MAPICS' business, financial condition and results of operations. See "Business of MAPICS--Industry Background."


     Management of Potential Growth. MAPICS' business has grown rapidly in the last three years, with total revenues increasing from $52,783,000 in fiscal 1994 to $77,602,000 in fiscal 1996. This recent growth has placed, and may continue to place, strain on MAPICS' management and systems. Accordingly, MAPICS' future operating results will depend, in part, on the ability of its officers and other key employees to continue to implement and improve its operational and financial control systems and to effectively expand, train and manage its employee base. MAPICS' growth is also dependent upon its distribution affiliates' ability to implement MAPICS' products in response to the projected demands of MAPICS' customer base. There can be no assurance that MAPICS or its affiliates will be able to manage any future expansion successfully, and any inability to do so would have a material adverse effect on MAPICS' business, financial condition and results of operations.


     Relationship with Marcam Solutions. MAPICS will enter into certain agreements with Marcam Solutions which will govern certain aspects of the parties' relationship on an ongoing basis that may be material to the conduct of MAPICS' business, including the provision of certain administrative services and indemnification obligations related to the Distribution. These agreements would have a material adverse effect on MAPICS' business, financial condition and results of operations if such agreements result in significant liabilities to MAPICS. In addition, because the business to be conducted by Marcam Solutions will be conducted through Marcam Corporation until the Distribution, MAPICS may be liable for the liabilities of Marcam Solutions relating to the period prior to the Distribution. If Marcam Solutions for any reason is unable to satisfy its liabilities, MAPICS may be liable for them. In addition, the Chief Financial Officer of Marcam is also the Chief Financial Officer of Marcam Solutions. Following the Distribution, this person will not be the Chief Financial Officer of MAPICS but will become a director of MAPICS, while continuing to serve as Marcam Solutions' Chief Financial Officer. See "Management of MAPICS" and "Management of Marcam Solutions." This person may have conflicts of interest with respect to matters potentially or actually involving or affecting MAPICS and Marcam Solutions. Such matters may require consultation by such person with his legal advisors or a vote of the disinterested directors of MAPICS only, concerning specific matters presented to the Board of Directors of MAPICS. Notwithstanding such precautions, there can be no assurance that any such potential conflict will be resolved in a manner that will not adversely affect the interests of MAPICS. See "The Distribution Proposal--Relationship Between MAPICS and Marcam Solutions After the Distribution."


     Dependence on Worldwide Manufacturing Industry. MAPICS' business depends substantially upon the capital expenditures of mid-size manufacturers, which expenditures depend in part upon the demand for such manufacturers' products. A recession or other adverse events affecting the worldwide manufacturing industry served by MAPICS could affect such demand, forcing manufacturers in MAPICS' target market to curtail or postpone capital expenditures on business information systems. Any such change in the amount or timing of capital expenditures in its target market could have a material adverse effect on MAPICS' business, financial condition and results of operations.


     Federal Income Tax Consequences and Liabilities. Marcam has requested a private letter ruling (the "Private Letter Ruling") from the Internal Revenue Service (the "IRS") substantially to the effect that, except as provided below, the Distribution will qualify as a tax-free distribution to Marcam and its stockholders under Section 355 of the Code. If the Private Letter Ruling is not obtained prior to the date of the Distribution, Marcam may proceed with the Distribution based upon the opinions of its special tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, and its independent accountants, Coopers & Lybrand L.L.P. that, except as provided below, the Distribution should qualify as a tax-free distribution under Section 355 of the Code (the "Tax Opinions"). The Tax Opinions will be based upon certain facts, assumptions and representations of officers of MAPICS and Marcam Solutions as of the date of the Distribution. Marcam will not complete the Distribution unless it receives the Private Letter Ruling or the Tax Opinions. Accordingly, neither Marcam nor its stockholders should recognize taxable gain on the Distribution, except as provided below. Marcam, however, will recognize gain on the Distribution to the extent that Marcam Solutions shares are received by stockholders who are not United States persons ("non-U.S. persons"). The number of Marcam Solutions shares expected to be distributed to non-U.S. persons is estimated to represent not more than 19% of the total Marcam Solutions shares distributed in the Distribution. Moreover, MAPICS may recognize additional gain with respect to certain aspects of the Distribution, including certain restructuring transactions expected to be consummated in connection with the Distribution. The aggregate amount of gain recognized by MAPICS in connection with the Distribution is not expected to result in any significant amount of tax liability, but rather is expected to be offset by existing net operating losses. Accordingly, the amount of such net operating losses available to MAPICS after the Distribution will likely be reduced. In connection with the Asset Transfers, taxable gain may also be recognized in certain foreign jurisdictions. Such gain would not generally be offset by existing domestic net operating losses. The incurrence of significant tax liabilities by MAPICS, in the event that the Distribution is not treated as a tax-free transaction, may have a material adverse effect on MAPICS' business, financial condition and results of operations.


     Prior to completion of the Distribution, MAPICS and Marcam Solutions intend to enter into a tax sharing agreement (the "Tax Sharing Agreement") that defines the parties' rights and obligations with respect to certain tax liabilities and refunds of taxes relating to MAPICS' business for periods ending on or prior to the date of the Distribution. In general, pursuant to the Tax Sharing Agreement, Marcam Solutions shall be responsible for certain state, local and foreign taxes for periods ending on or before the date of the Distribution (and shall be entitled to refunds with respect to such taxes), and MAPICS shall be responsible for all other taxes for such periods (and shall be entitled to refunds with respect to such taxes). In addition, under the Tax Sharing Agreement, MAPICS shall be liable for any taxes arising out of the Distribution. The Tax Sharing Agreement further provides for cooperation with respect to certain tax matters, the exchange of information and the retention of records.


     Uncertain Protection of Proprietary Technology. MAPICS' success is heavily dependent upon protection of its proprietary software. MAPICS relies on a combination of copyright, trademark and trade secret laws and license and non-disclosure agreements, to establish and protect its proprietary rights in its products. MAPICS enters into confidentiality and/or license agreements with its employees, distributors, customers and potential customers, and limits access to and distribution of its software, documentation, and other proprietary information. There can be no assurance, however, that despite these precautions, an unauthorized third party will not copy or reverse-engineer certain portions of MAPICS' products or obtain and use information that MAPICS regards as proprietary. In addition, the laws of some foreign countries do not protect MAPICS' proprietary rights to the same extent as do the laws of the U.S. There can be no assurance that the mechanisms used by MAPICS to protect its software will be adequate or that MAPICS' competitors will not independently develop software products that are substantially equivalent or superior to MAPICS' software products.


     In the future MAPICS may receive notices claiming that it is infringing the proprietary rights of third parties and there can be no assurance that MAPICS will not become the subject of infringement claims or legal proceedings by third parties with respect to current or future products. In addition, MAPICS may initiate claims or litigation against third parties for infringement of MAPICS' proprietary rights or to establish the validity of MAPICS' proprietary rights. Any such claim could be time consuming, result in costly litigation, cause product shipment delays or force MAPICS to enter into royalty or license agreements rather than dispute the merits of such claims. Moreover, an adverse outcome in litigation or similar adversarial proceedings could subject MAPICS to significant liabilities to third parties, require the expenditure of significant resources to develop non-infringing technology, require disputed rights to be licensed from others or require MAPICS to cease the marketing or use of certain products, any of which could have a material adverse effect on MAPICS' business, financial condition and results of operations. To the extent MAPICS desires or is required to obtain licenses to proprietary rights of others, there can be no assurance that any such licenses will be made available on terms acceptable to MAPICS, if at all. Claims against MAPICS, with or without merit, as well as claims initiated by MAPICS against third parties, can be time consuming and expensive to defend, prosecute or resolve. See "Business of MAPICS--Proprietary Rights and Technology."


     Risks of Product Liability. MAPICS' products are generally used to manage data critical to large organizations. As a result, the sale and support of products by MAPICS may entail the risk of product liability claims. While MAPICS' license agreements with its customers typically contain provisions designed to limit MAPICS' exposure to potential product liability claims, it is possible that such limitations of liability provisions may not be effective under the laws of all jurisdictions. In addition, MAPICS is insured for product liability protection against claims for personal injury or damage to property, as well as for the customers losses for which MAPICS is liable, although such insurance may not be sufficient to cover all claims in the event the limitation of liability provisions contained in MAPICS' license agreements are not effective. Although MAPICS has not experienced any significant product liability claims to date, there can be no assurance that MAPICS will not be subject to such claims in the future. A successful product liability claim brought against MAPICS could have a material adverse effect on MAPICS' business, financial condition and results of operations. Moreover, defending such a suit, regardless of its merits, could entail substantial expense and require the time and attention of key management personnel, either of which could have a material adverse effect on MAPICS' business, financial condition and results of operations.

     Absence of Comparable Trading History for Common Stock; Possible Volatility of Stock Price. Marcam Common Stock is traded on the Nasdaq National Market. However, because of the Distribution, historical trading prices of Marcam Common Stock are unlikely to be indicative of future trading prices of MAPICS Common Stock.

     The market price of MAPICS Common Stock could be subject to significant volatility due to a number of factors, including among others, the continuing depth and liquidity of the market for the MAPICS Common Stock, investor perception of MAPICS and the market for ERP software applications generally, the announcement of new products or product enhancements by MAPICS or its competitors, quarterly variations in MAPICS' operating results or operating results of its competitors or companies in related industries, changes in earnings or revenue estimates or recommendations by securities analysts, developments in MAPICS' industry, general market conditions and other factors, including factors unrelated to the operating performance of MAPICS or its competitors. Such factors and fluctuations, as well as general economic, political and market conditions, such as recessions, could materially and adversely affect the market price of MAPICS' Common Stock.

     Risks Associated with International Operations and Currency Fluctuations. A material portion of MAPICS' business comes from outside the U.S. MAPICS derived approximately 22%, 27%, and 27% of its total revenues from customers located outside of the U.S. in 1994, 1995, and 1996, respectively. MAPICS believes that its continued growth and profitability will require expansion of its sales in international markets. To successfully expand international sales, MAPICS has utilized, and will continue to utilize, substantial resources to enlarge existing foreign operations, establish additional foreign operations and hire additional personnel. International expansion of MAPICS' operations has required, and will continue to require, MAPICS to translate and localize its application modules. To the extent MAPICS is unable to expand its international operations or translate and localize its application modules in a timely manner, it is likely to adversely impact MAPICS' operating results. In addition, even if international operations are successfully expanded, there can be no assurance that MAPICS will be able to maintain or increase international market presence or demand for its products.

     Risks inherent in MAPICS' international business activities include imposition of government controls, restrictions on the export of critical technology, political and economic instability (including fluctuations in foreign currency exchange rates), trade restrictions, difficulties in staffing international offices, longer accounts receivable payment collection cycles in certain countries, burdens of complying with a wide variety of foreign laws and regulations, management of an organization spread over various countries, unexpected changes in regulatory requirements and overlap of different tax structures. In addition, effective copyright, trademark and trade secret protection may not be available in every foreign country in which MAPICS sells its products. As a result of the continued expansion of MAPICS' international operations, the fluctuations in the value of foreign currencies in which MAPICS conducts its business may cause currency transaction gains and losses. To date, currency transaction gains and losses have not been material. However, due to the number of foreign currencies involved, the constantly changing currency exposures and volatility of currency exchange rates, MAPICS cannot predict the effect of exchange rate fluctuations upon future operating results. MAPICS' business, financial condition and results of operations could be materially adversely affected by any of these factors.

     Anti-Takeover Provisions; Rights Plan; Issuance of Preferred Stock. MAPICS' Restated Articles of Organization and Amended and Restated By-laws contain provisions that may make it more difficult for a third party to acquire, or discourage acquisition bids for, or discourage changes in management of, MAPICS. These provisions could limit the price that certain investors might be willing to pay in the future for shares of MAPICS' Common Stock. Also, MAPICS has adopted a Stockholder Rights Plan, pursuant to which MAPICS has distributed to its stockholders rights to purchase shares of junior participating preferred stock (the "MAPICS Rights Plan").

Upon certain triggering events, such rights become exercisable to purchase MAPICS' Common Stock at a price substantially discounted from the then applicable market price of MAPICS' Common Stock. The MAPICS Rights Plan could generally discourage a merger or tender offer involving the securities of MAPICS that is not approved by MAPICS' Board of Directors by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on stockholders who might want to vote in favor of such merger or participate in such tender offer. In addition, shares of MAPICS' Preferred Stock have been issued in the past and may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the MAPICS Board of Directors may determine. The rights of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of Preferred Stock currently outstanding and will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of MAPICS. MAPICS has no present plans to issue any additional shares of Preferred Stock. MAPICS' Board of Directors is divided into three classes, each of which serves for a staggered three-year term. Such staggered Board may make it more difficult for a third party to gain control of MAPICS' Board of Directors. The Amended and Restated By-laws impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. See "Description of MAPICS Capital Stock."


                              MANAGEMENT OF MAPICS


Executive Officers and Directors

     In connection with the Distribution, it is expected that all current directors of MAPICS other than William E. Ford and Edward J. Kfoury will resign and that Messrs. Ford and Kfoury will fill the vacancies so created with the other individuals identified as directors below. In addition, it is expected that all current executive officers of MAPICS other than Richard C. Cook will be replaced with the individuals identified as executive officers below.


               Name                     Age                          Position
               ----                     ---                          --------
Richard C. Cook    ..................   50      President, Chief Executive Officer and Director
William J. Gilmour ..................   41      Chief Financial Officer and Vice President of Finance
Thomas F. Aery  .....................   51      Vice President of Worldwide Customer Support
George A. Chamberlain 3d (2)  .......   61      Director
Edward J. Kfoury (1)(2)  ............   58      Director
William E. Ford (1)(2)   ............   35      Director


------------

(1) Member of Compensation Committee.

(2) Member of Audit Committee.


     Mr. Cook will serve as MAPICS' President and Chief Executive Officer following the Distribution. Since July 1996, Mr. Cook served as Marcam's Senior Vice President and General Manager, MAPICS Business Group. From October 1994 to July 1996, he served as Marcam's Vice President and General Manager, MAPICS Business Group. Mr. Cook served as the President, Chief Executive Officer and Chairman of the Board of Mapics, Inc. from October 1992 to September 1994. Mr. Cook was employed by International Business Machines Corporation ("IBM") as Director of its Atlanta Software Development Lab from March 1990 to September 1992 and as Director of its Corporate CIM (Computer Integrated Manufacturing) Project Office from March 1988 to April 1990.

     Mr. Gilmour will serve as MAPICS' Chief Financial Officer and Vice President of Finance following the Distribution. Since October 1994, Mr. Gilmour served as Controller of Marcam's MAPICS Business Group. From January 1993 to September 1994, Mr. Gilmour served as Controller of Mapics, Inc. From November 1991 to January 1993, Mr. Gilmour served as Controller of Marcam Canada Corporation, an indirect subsidiary of Marcam. Prior to joining Marcam, Mr. Gilmour served as Corporate Controller of Madison Chemical Industries, a specialty chemical manufacturer. Mr. Gilmour obtained his Chartered Accountant designation from the Canadian Institute of Chartered Accountants in 1980.

     Mr. Aery will serve as MAPICS' Vice President of Worldwide Customer Support immediately following the Distribution. Since October 1994, he has served as Marcam's Vice President of Worldwide Customer Support,

MAPICS Business Group. From May 1993 to September 1994, Mr. Aery served as Director of Worldwide Customer Support of Mapics, Inc. Prior to joining Marcam, Mr. Aery was employed by IBM as Worldwide Product Manager, MAPICS.

     Mr. Chamberlain will become a director of MAPICS following the Distribution. Mr. Chamberlain will serve as Marcam Solutions' Chief Financial Officer and Vice President of Finance after the Distribution. Mr. Chamberlain has served as Marcam's Chief Financial Officer since September 1994. Prior to joining Marcam, Mr. Chamberlain was an Executive Vice President with Capital Technologies, Inc., a consulting and venture capital company, during 1993 and 1994. Mr. Chamberlain retired from Digital Equipment Corporation in 1992, where he had most recently been Vice President of Finance.

     Mr. Kfoury has been a director of Marcam since May 10, 1993 and will continue to be a director of MAPICS. He was initially appointed to the Board of Directors of Marcam as a designee of IBM, a stockholder of Marcam, pursuant to agreements between IBM and Marcam and among IBM, Marcam, Paul A. Margolis and John Campbell. Mr. Kfoury is no lo0nger a designee of IBM. Mr. Kfoury served as a division President and as a Vice President of IBM until June 1, 1993, the effective date of his retirement.

     Mr. Ford has been a director of Marcam since October 1995 and will continue to be a director of MAPICS. He was appointed to the Board of Directors as a designee of General Atlantic Partners 21, L.P., ("GAP 21"), a stockholder of Marcam, pursuant to the Convertible Preferred Stock Purchase Agreement dated as of September 20, 1995 by and among Marcam, GAP 21, GAP Coinvestment Partners, L.P. and The Northwestern Mutual Life Insurance Company. Mr. Ford has been a managing member of General Atlantic Partners, LLC since 1991. Prior to 1991, Mr. Ford was a Senior Associate with Morgan Stanley. Mr. Ford is also a director of GT Interactive Software Corp., Envoy Corporation, SS&C Technologies, Inc. and E*Trade Group, Inc.

     Pursuant to MAPICS' Restated Articles of Organization, MAPICS' Board of Directors is divided into three classes. Each director is elected for a three-year term of office, with one class of directors being elected at each annual meeting of stockholders. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal. Mr. Kfoury will serve in class I whose term expires in 1998; Messrs. Chamberlain and Cook will serve in class II whose term expires in 1999; and Mr. Ford will serve in class III whose term expires in 2000.


Executive Compensation

     The following table sets forth the compensation received by each of the persons expected to be the Chief Executive Officer of MAPICS and the other two most highly compensated executive officers of MAPICS after the Distribution (the "Named Executive Officers"). No other person expected to become an executive officer of MAPICS who held office during fiscal 1996 met the definition of "highly compensated" within the meaning of the Commission's executive compensation disclosure rules.


                          Summary Compensation Table

                                                                             Long-Term
                                                                            Compensation
                                                                              Awards/
                                                      Annual                 Securities
                                                  Compensation(1)            Underlying               All Other
 Name and Principal Position       Year      Salary($)     Bonus($)(2)     Options (#)(3)(4)     Compensation($)(5)
--------------------------------   ------   -----------   -------------   -------------------   -------------------
Richard C. Cook (6)                1996      $162,437       $189,801            56,000               $3,018
 President and Chief Executive
 Officer
William J. Gilmour(7)              1996      $ 78,678       $ 23,954             3,365               $1,665
 Vice President of Finance and
 Chief Financial Officer
Thomas F. Aery(8)                  1996      $ 99,875       $ 41,055            11,083               $1,906
 Vice President of Worldwide
 Customer Support


------------
(1) Excludes perquisites the aggregate annual amount of which for each officer was less than the lesser of $50,000 or 10% of the total compensation reported as salary and bonus.

(2) Includes bonus payments earned by the Named Executive Officers in the year indicated for services rendered in such year which were paid in the next subsequent year.

(3) MAPICS did not grant any restricted stock awards or stock appreciation rights ("SARs") or make any long-term incentive plan payouts to the Named Executive Officers during the fiscal years ended September 30, 1996, 1995 or 1994.

(4) All options are incentive stock options unless otherwise noted.

(5) "All Other Compensation" consists of amounts contributed on behalf of the Named Executive Officers under Marcam's group life insurance policy and, for fiscal years 1995 and 1996, matching contributions made by Marcam to Marcam's 401(k) Plan based on a percentage of the individual's contributions to the 401(k) Plan.

(6) Mr. Cook has served as Marcam's Vice President and General Manager, MAPICS Business Group since October 1994. Mr. Cook has been the President, Chief Executive Officer and Chairman of the Board of Mapics, Inc. since March 1993.

(7) Mr. Gilmour joined Marcam in November 1991, as the Controller of Marcam Canada Corporation, an indirect subsidiary of Marcam.


(8) Mr. Aery joined Marcam in May 1993 as the Director of Worldwide Customer Support, Mapics Business Group.


                        Option Grants in Last Fiscal Year

     The following table provides information with respect to stock option grants made pursuant to Marcam's 1987 and 1994 Stock Plans, as amended, during the fiscal year ended September 30, 1996 to the Named Executive Officers. Marcam did not grant any stock appreciation rights in fiscal 1996.



                                                   Percent of
                                                     Total
                                   Number of        Options                                Potential Reealizable Value at
                                   Securities      Granted to     Exercise                 Assumed Annual Rates of Stock
                                   Underlying      Employees      or Base                  Price Appreciation for Option
                                    Options        in Fiscal       Price      Expiration           Term (2)
Name                               Granted(#)       Year(1)        ($/SH)       Date           5%($)       10%($)
--------------------------------   ------------   ------------   ---------   -----------      --------    --------
Richard C. Cook  ...............         --           --               --            --           --           --
William J. Gilmour (3)    ......      1,000            1%          $14.75      10/03/05       $9,276      $23,508
Thomas F. Aery (4)  ............      5,000            1%           14.75      10/03/05       46,381      117,539


------------

(1) Options to purchase a total of 647,704 shares of Marcam Common Stock were granted to employees in fiscal 1996 under Marcam's 1987 and 1994 Stock Plan, the purpose of which is to provide incentives to key employees who are in a position to make significant contributions to Marcam.

(2) Amounts reported in this column represent hypothetical amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation of Marcam Corporation's Common Stock over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect the future stock price growth. Actual gains, if any, on stock option exercises and stock holdings are dependent on the timing of such exercise and the future performance of MAPICS and Marcam Solutions Common Stock. There can be no assurances that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals. This table does not take into account any appreciation in the price of the Common Stock from the date of grant to the current date. See "The Distribution Proposal--Relationship Between MAPICS and Marcam Solutions After the Distribution--Distribution Agreement."

(3) The indicated options were granted on October 3, 1995 and became exercisable as to 20% on the date of grant and at the rate of 20% per annum thereafter.

(4) The indicated options were granted on October 3, 1995 and became exercisable as to 20% on the date of grant and at the rate of 20% per annum thereafter.


                  Option Exercises and Fiscal Year-End Values

     The following table sets forth information with respect to options to purchase Marcam's Common Stock granted under Marcam's 1987 and 1994 Stock Plans, as amended, to the Named Executive Officers, including (i) the number of shares of Common Stock received upon exercise of options in the fiscal year ended September 30, 1996, (ii) the net value realized upon such exercise, (iii) the number of unexercised options held as September 30, 1996, and (iv) the aggregate dollar value of unexercised options held at September 30, 1996.

 Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year-End Option
                                     Values


                                                                                                  Value of
                                                               Number of Securities             Unexercised
                                                              Underlying Unexercised            In-The-Money
                                 Shares                            Options At                    Options at
                                Acquired         Value       September 30, 1996(#)        September 30, 1996($)(1)
           Name              On Exercise(#)   Realized($)    Exercisable/Unexercisable    Exercisable/Unexercisable
--------------------------- ---------------- -------------   -------------------------    -------------------------
Richard C. Cook   .........        0              --          23,600        32,400          $39,000      $58,500
William J. Gilmour   ......        0              --           1,520         1,845              878        1,316
Thomas F. Aery    .........        0              --           3,250         7,833            2,250        6,750


------------
(1) Value is based on the difference between the option exercise price and the fair market value at September 30, 1996 ($11.75) multiplied by the number of shares underlying the option.

                        PRINCIPAL STOCKHOLDERS OF MAPICS


     The following table sets forth certain information regarding beneficial ownership of MAPICS' voting securities (i) by each person who, to the knowledge of MAPICS, beneficially owns more than 5% of any class of MAPICS' voting securities, (ii) by each person who is expected to become a director of MAPICS immediately following the Distribution, (iii) by each person who is expected to become an executive officer of MAPICS immediately following the Distribution, and (iv) by all persons who are expected to become directors and executive officers of MAPICS immediately following the Distribution as a group.

                                                                                  Shares             Percent of
Name and Address                                                           Beneficially Owned(1)     Total Shares
----------------                                                           ---------------------     ------------
General Atlantic Partners, LLC (2)  ....................................          4,000,000             25.8%
 c/o General Atlantic Service Corporation
 3 Pickwick Plaza
 Greenwich, CT 06830
Clover Capital Management, Inc. (3) ....................................          2,628,625             22.8%
 11 Tobey Village Office Park
 Pittsford, NY 14534
Pioneer Management Corporation (4)  ....................................          1,140,000              9.9%
 60 State Street
 Boston, MA 02109
Richard C. Cook (5)  ...................................................             48,500                 *
William J. Gilmour (6)  ................................................              2,698                 *
Thomas F. Aery (7)   ...................................................              8,275                 *
George A. Chamberlain 3d (8) ...........................................             48,000                 *
William E. Ford (9)  ...................................................          4,000,000             25.8%
Edward J. Kfoury (10)   ................................................             11,600                 *
All executive officers and directors as a group (6 Persons) (11)  ......          4,119,073             26.3%


------------
*less than 1%

 (1) The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted below. Information is as of April 30, 1997, unless otherwise indicated. As of April 30, 1997, there were outstanding 11,497,260 shares of Common Stock. Pursuant to the rules of the Securities and Exchange Commission, the number of shares of Common Stock deemed outstanding for a specified person or group includes shares issuable pursuant to convertible securities, warrants and options held by such person or group which may be converted or exercised within 60 days of this Proxy Statement/Prospectus.

 (2) Consists of 176,058 shares of Series D Preferred Stock held by Gerneral Atlantic Partners 21, L.P. ("GAP 21"), 23,942 shares of Series D Preferred Stock and 13,681 shares of Series E Preferred Stock held by GAP Coinvestment Partners, L.P. ("GAP Coinvestment") and 86,319 shares of Series E Preferred Stock held by General Atlantic Partners 32, L.P. ("GAP 32"). Each share of Series D Preferred Stock and Series E Preferred Stock currently is convertible at any time into 10 shares of Common Stock. Also includes warrants to purchase 863,190 and 136,810 shares of Common Stock held by GAP 32 and GAP Coinvestment, respectively. GAP Coinvestment, GAP 21, GAP 32 and General Atlantic Partners, LLC ("GAP LLC"), the sole general partner of GAP 21 and GAP 32 (the "GA Entities"), own beneficially 4,000,000 shares of Common Stock of the Company. The GA Entities own beneficialy 88.9% of the outstanding Series D Preferred Stock and 100% of the outstanding Series E Preferred Stock. Mr. Ford, William O. Grabe, Steven A. Denning, David C. Hodgson, Stephen P. Reynolds and J. Michael Cline (the "GA Members") are the managing members of GAP LLC, which is the sole general partner of GAP 21 and GAP 32, and are the same persons who have voting and investment control over securities held by GAP Coinvestment. The GA Members disclaim beneficial ownership of such shares, except to the extent of each member's proportionate pecuniary interest therein.

 (3) According to Amendment No. 3 to Schedule 13G dated February 11, 1997. Clover Capital Management, Inc., a registered investment adviser for various accounts, has shared voting and investment power with respect to 2,628,625 shares.

 (4) According to Amendment No. 1 to Schedule 13G dated January 21, 1997. Of the 1,140,000 shares beneficially owned by Pioneer Management Corporation ("Pioneer"), it has sole voting power with respect to 1,140,000 shares, shared investment power with respect to 1,132,000 shares and sole investment power with respect to 8,000 shares.

 (5) Consists of 100 shares held by Mr. Cook's wife and 48,400 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.

 (6) Includes 2,525 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.

 (7) Consists of 8,275 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.

 (8) Consists of 48,000 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.

 (9) Consists of 4,000,000 shares of Common Stock beneficially owned by the GA Entities. See note 2, above.

(10) Includes 6,600 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.

(11) Includes 113,800 shares which the directors and executive officers as a group have the right to acquire upon the exercise of outstanding stock options exercisable currently or within 60 days granted under Marcam's stock plans.


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                      DESCRIPTION OF MAPICS CAPITAL STOCK


     MAPICS' authorized capital stock consists of 30,000,000 shares of Common Stock, par value $.01 per share (the "MAPICS Common Stock"), which will be increased to 50,000,000 shares subject to stockholder approval, and 1,000,000 shares of preferred stock, par value $1.00 per share (the "MAPICS Preferred Stock"). See "Other Matters to be Considered at the Special Meeting--Approval of Proposed Increase in Number of Authorized Shares of Marcam Common Stock."


     As of April 30, 1997, there were outstanding 11,497,260 shares of Common Stock held of record by 609 stockholders and 325,000 shares of Series D and E Preferred Stock convertible into 3,250,000 shares of Common Stock.


     Initially, holders of MAPICS' capital stock will have the same rights, preferences and privileges with respect to such capital stock as holders of Marcam's capital stock have currently.


Common Stock

     Except as otherwise provided by law, MAPICS' Restated Articles of Organization or the description of the Preferred Stock below, holders of MAPICS Preferred Stock and MAPICS Common Stock vote together as a class on all matters to be voted on by the stockholders of MAPICS and holders of MAPICS Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. The holders of MAPICS Common Stock will not have any conversion, redemption, subscription or preemptive rights. Holders of MAPICS Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the MAPICS Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any then outstanding MAPICS Preferred Stock. Upon the dissolution, liquidation or winding up of MAPICS, whether voluntary or involuntary, holders of MAPICS Common Stock will be entitled to receive ratably all of the net assets of MAPICS available for distribution to its stockholders after the payment of all debts and other liabilities, subject to any preferential and participation rights of any then outstanding MAPICS Preferred Stock. The rights, preferences and privileges of holders of MAPICS Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock and the rights of any series of Preferred Stock which MAPICS may designate and issue in the future.


Preferred Stock

     Of the 1,000,000 authorized shares of MAPICS Preferred Stock, one share has been designated as Series A Preferred Stock, one share has been designated as Series B Preferred Stock, one share has been designated as Series C Preferred Stock, 225,000 shares have been designated as Series D Convertible Preferred Stock, 100,000 shares have been designated as Series E Convertible Preferred Stock and 30,000 shares have been designated as Series F Junior Participating Preferred Stock. As of March 31, 1997, there were outstanding 225,000 shares of Series D Convertible Preferred Stock and 100,000 shares of Series E Convertible Preferred Stock. For certain information regarding the Series F Junior Participating Preferred Stock, see "Rights Plan."

     Dividends. Holders of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock (the "Convertible Preferred Stock") are entitled to receive (on an as converted basis), out of funds legally available therefor, dividends at the same rate as dividends (other than dividends paid in additional shares of MAPICS Common Stock) are paid with respect to the MAPICS Common Stock.

     Conversion. A holder of Convertible Preferred Stock has the right, at its option at any time, to convert any such shares of Convertible Preferred Stock into ten shares of MAPICS Common Stock, subject to adjustment. At the time of each conversion, MAPICS will pay in cash an amount equal to all dividends (other than dividends paid in additional shares of MAPICS Common Stock) declared but unpaid on the shares of Convertible Preferred Stock surrendered for conversion. MAPICS does not have the right to redeem the Convertible Preferred Stock.

     Voting Rights. Except as otherwise provided by law and MAPICS' Restated Articles of Organization, the holders of MAPICS Preferred Stock and MAPICS Common Stock vote together as a single class on all matters to be voted on by the stockholders of MAPICS on the following basis: (i) each holder of Convertible Preferred Stock is entitled to such number of votes per share on each action as shall equal the number of shares of MAPICS


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Common Stock (including fractions of a share) into which each share of
Convertible Preferred Stock is then convertible and (ii) each holder of MAPICS Common Stock is entitled to one vote per share. As long as the GA Entities (together with their affiliates) own in the aggregate shares of MAPICS Common Stock, Convertible Preferred Stock or other securities of MAPICS convertible into or exchangeable for shares of voting capital stock of MAPICS that represent at least 10% of the total number of shares of MAPICS Common Stock outstanding on an as converted basis, the GA Entities will be entitled to elect, or designate one person for election as, a director of MAPICS.

     Liquidation. Upon any liquidation, dissolution or winding up of MAPICS, whether voluntary or involuntary (each a "Liquidation Event"), the Convertible Preferred Stock will be entitled, before any distribution or payment is made upon any stock ranking junior, to be paid an amount equal to the greater of (i) $100 per share plus, in the case of each share, an amount equal to any dividends declared but unpaid thereon, through the date payment thereof is made available, or (ii) such amount per share as would have been payable had each such share been converted to MAPICS Common Stock immediately prior to such Liquidation Event and the holders of Convertible Preferred Stock are not entitled to any further payment. Upon any such Liquidation Event after the holders of Preferred Stock have been paid in full the amount to which such holders are entitled, the remaining net assets of MAPICS may be distributed to the holders of stock ranking junior.

     Future Issuances. The MAPICS Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time the remaining shares of MAPICS Preferred Stock in one or more series. Each such series of MAPICS Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the MAPICS Board of Directors. The issuance of MAPICS Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of MAPICS. MAPICS has no present plans to issue any additional shares of MAPICS Preferred Stock.


Warrants

     On May 12, 1994, in connection with the issuance and sale of $25,000,000 in aggregate principal amount of its 9.82% Subordinated Notes due 2001, MAPICS issued warrants to purchase an aggregate of 383,333 shares of MAPICS Common Stock, as adjusted from time to time. The warrants are exercisable at any time during the period commencing June 30, 1994 and ending April 30, 2001, at an exercise price of $8.93 per share, as adjusted from time to time.

     On July 19, 1996, in connection with the issuance and sale of the Series E Convertible Preferred Stock, MAPICS issued and sold warrants to purchase an aggregate of 1,000,000 shares of MAPICS Common Stock, as adjusted from time to time, for an aggregate purchase price of $500,000. The warrants are exercisable at any time during the period commencing July 23, 1996 and ending July 23, 2003, at an exercise price of $15.36 per share, as adjusted from time to time.

     For the effects of the Distribution on these warrants, see "The Distribution Proposal--Warrants."


Massachusetts Law and Certain Charter Provisions

     MAPICS is subject to the provisions of Chapter 110F of the Massachusetts General Laws, and anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation such as MAPICS from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the Board of Directors prior to becoming an interested stockholder,
(ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder or (iii) the business combination is approved by both the Board of Directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and


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associates, owns (or at any time within the prior three years did own) 5% or more the outstanding voting stock of the corporation. A "business combination" includes a merger, a stock or asset sale, and other transactions resulting in a financial benefit to the stockholder.

     MAPICS's Amended and Restated By-laws include a provision which excludes MAPICS from the applicability of Massachusetts General Laws Chapter 110D, entitled "Regulation of Control Share Acquisitions." In general, this statute provides that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation may not vote such stock unless the stockholders of the corporation so authorize. The MAPICS Board of Directors may amend MAPICS' Amended and Restated By-laws at any time to subject MAPICS to this statute prospectively.

     Massachusetts General Laws Chapter 156B, Section 50A require that a publicly held Massachusetts corporation have a classified board of directors consisting of three classes as nearly equal in size as possible, unless the corporation elects not to be covered by Section 50A. MAPICS is subject to the provisions of Section 50A.

     MAPICS' Restated Articles of Organization also include provisions to (i) eliminate the personal liability of MAPICS' directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Massachusetts Business Corporation Law and (ii) indemnify MAPICS's directors and officers to the fullest extent permitted by Massachusetts law, including under circumstances in which indemnification is otherwise discretionary. Also, MAPICS has entered into indemnity agreements with each of its directors and certain executive officers. Those agreements require MAPICS to indemnify such individuals to the fullest extent permitted by Massachusetts law.


Rights Plan

     Pursuant to MAPICS' Stockholder Rights Plan, each share of the MAPICS Common Stock has an associated preferred stock purchase right (a "MAPICS Right") and each share of Convertible Preferred Stock has ten associated MAPICS Rights. Each MAPICS Right entitles the holder to purchase from MAPICS a unit consisting of one one-thousandth of a share of Series F Junior Participating Preferred Stock, par value $1.00 per share (the "Junior Preferred Shares"), of MAPICS at a price of $60.00 per unit, subject to adjustment (the "Purchase Price"). The MAPICS Rights will be exercisable only if (i) a person or group other than an Exempt Person (as defined below) acquires beneficial ownership of 20% or more of the outstanding MAPICS Common Stock (an "Acquiring Person"), (ii) a person or group announces a tender offer or exchange offer the consummation of which would result in the beneficial ownership by such person or group of 20% or more of the outstanding MAPICS Common Stock or (iii) a person owning 10% or more of the MAPICS Common Stock whose ownership is determined by the MAPICS Board of Directors to be reasonably likely to cause a material adverse impact on the business or prospects of MAPICS or to pressure MAPICS to take action to benefit such person as opposed to MAPICS is declared by the MAPICS Board of Directors to be an adverse person (an "Adverse Person"). Until a MAPICS Right is exercised, the holder thereof will have no rights as a stockholder of MAPICS. General Atlantic Partners and its affiliates would each be deemed "Exempt Persons", subject to compliance with their standstill agreements with MAPICS.

     In the event that (i) any person or group acquires 20% or more of the outstanding MAPICS Common Stock, except pursuant to a tender or exchange offer for all shares at a price that a majority of the continuing directors determines to be fair, (ii) a person owning 10% or more of the MAPICS Common Stock is determined by the Board of Directors to be an Adverse Person, (iii) a person owning 20% or more of the outstanding MAPICS Common Stock engages in a merger with MAPICS in which MAPICS survives and its MAPICS Common Stock remains outstanding and unchanged, or (iv) while there is an Acquiring Person, such person engages in certain self-dealing transactions or an event occurs which results in such person's stock holdings increasing by more than 1%, each holder of a MAPICS Right, other than MAPICS Rights beneficially owned by the Acquiring Person or the Adverse Person, will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two (2) times the Purchase Price, and in the event that, while there is an Acquiring Person, MAPICS is acquired in a business combination transaction in which it does not survive or 50% or more of its assets are sold, each holder of a MAPICS Right will thereafter have the right to receive upon exercise that number of shares of common stock of the acquiring company which at the time of the transaction will have a market value of two (2) times the Purchase Price. The events set forth in this paragraph are referred to as "Section 11(a)(ii) Events."


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     At any time after the occurrence of a Section 11(a)(ii) Event, the MAPICS
Board of Directors may cause the MAPICS Rights (other than MAPICS Rights owned by such person or group) to be exchanged, in whole or in part, for MAPICS Common Stock at an exchange rate of one (1) share of MAPICS Common Stock per MAPICS Right.

     The MAPICS Board of Directors will generally be entitled to redeem the MAPICS Rights in whole at a price of $.01 per Right, until the tenth day following a public announcement that a 20% stock position has been acquired and in certain other circumstances.

     The MAPICS Rights have a certain anti-takeover effects, in that they will cause substantial dilution to a person or group that attempts to acquire a significant interest in MAPICS on terms not approved by the MAPICS Board of Directors.


Transfer Agent

     The transfer agent and registrar for MAPICS Common Stock is Boston EquiServe LP.

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                     INFORMATION CONCERNING MARCAM SOLUTIONS

                          BUSINESS OF MARCAM SOLUTIONS

     Marcam Solutions is a worldwide provider of enterprise resource planning ("ERP") applications and services for process manufacturing companies using midrange and personal computers, and workstations. Marcam Solutions' PRISM, Protean and Avantis product lines offer comprehensive business planning and control solutions to customers' production, logistics, asset management and financial requirements. PRISM is Marcam Solutions' ERP application solution for process companies using IBM's AS/400 host-based system. The AS/400 system is an attractive platform for many companies today due to its low cost of ownership, flexibility, scalability and maintainability. Protean is Marcam Solutions' process ERP solution for companies preferring an open, client/server environment built with leading-edge, object-oriented technology. The most significant difference between PRISM and Protean is the underlying technology which results in substantial differences with regard to usability, integration with other software vendors' applications, and flexibility. The Avantis product line is designed to meet the asset management requirements of process companies and other capital-intensive industries. Avantis.XA runs on the AS/ 400 system while Avantis.Pro runs in an open, client/server environment. All of Marcam Solutions' products are Year 2000 enabled.


Industry Background

     Manufacturers face increasingly intense global competitive pressures, more demanding vendor-customer relationships and rapidly changing market requirements. Intensifying global competition requires immediate and effective communications between manufacturers and their customers and suppliers. Industrial manufacturing companies can be characterized by the type of manufacturing conducted: process or discrete. Process companies, such as food, chemical, steel, pulp and paper, consumer product goods, pharmaceutical, rubber, glass/plastics and building material materials companies, produce products by controlling chemical reactions, including mixing, separating, heating, forming and refining. Discrete companies, such as automotive, appliance, electronics and aerospace companies, produce products by assembling and/or machining.

   Process manufacturing has unique characteristics with respect to four fundamental areas:

   [bullet] Existence of by-products, co-products, recyclables and waste materials--By-products, co-products, recyclables and waste materials may be produced at various stages of the manufacturing process, and the cost, further use and disposal of these by-products, co-products, recyclables and waste materials is important to the overall efficiency of a process manufacturing organization;

   [bullet] Material and production variability and predictability--Process manufacturers may use different manufacturing processes for any given product. The processes depend upon the inherent variability of the input (often agricultural products or chemicals as opposed to manufactured components) and on the price, quality and availability of raw materials and equipment creating unique challenges for process manufacturers;

   [bullet] Product cost characteristics--Process manufacturers have a relatively large portion of their investment in plant and capital equipment and rely upon inputs that are normally part of overhead, such as utilities, equipment maintenance and waste disposal. Accordingly, costs other than direct labor and material represent a relatively large portion of total costs for process companies; and

   [bullet] Distribution of assets--Process manufacturers have a small portion of their assets in inventory because they need smaller on-site quantities of fewer, typically less expensive, raw materials and do not keep substantial work-in-progress inventories because production flows through the plant.

     The manufacturing resource planning ("MRP") systems of the 1980's centered around streamlining processes within a single manufacturing plant. The success of the streamlining process led to the integration of other operations, such as forecasting, costing, quality management and transportation into the more streamlined manufacturing systems and the reach of MRP systems began to extend beyond the plant floor. As competition increased, manufacturers responded by looking for ways to further reduce costs and improve customer service across their enterprises. MRP systems, with their plant-oriented features, could not address the needs of increasingly multi-regional or global enterprises. MRP systems have evolved into an ERP model, encompassing features to support


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an enterprise's complete supply chain (production, customer service, logistics, and maintenance management) and financial business requirements across multiple sites. Today, the majority of process manufacturers require an ERP system that can support their mission-critical applications beyond manufacturing processes to enterprise-wide functions and activities.

     According to industry sources, the total worldwide market for ERP systems on all hardware systems was approximately $5.5 billion in 1996 and will grow at least 20% this year. Approximately 32% of this market is comprised of software and software-related services for process manufacturers.

     There is also a trend in today's market towards open, client/server solutions that enable businesses to choose the applications that best meet their requirements independent of hardware platform, operating system and database. Manufacturing companies want the flexibility to configure their information technology infrastructure in a way that meets their strategic goals.

     Although current-generation client/server solutions enable companies to be platform independent, they generally do not allow easy, inexpensive interoperability of software applications obtained from different vendors. Object technology allows enterprises to implement business processes more rapidly. This ability to more rapidly respond to change is increasingly important as companies are forced to change in response to pressures from competition, customer expectations, growth and regulation. Applications based upon object technology allow greater ongoing flexibility at a lower cost than applications built with alternative technologies. The development of object-oriented solutions for the marketplace will continue to require significant research and development expenditures.

     Process manufacturing companies typically manage significant investments in physical assets, such as plant equipment, fleets of vehicles and facilities. Process companies typically view asset (maintenance) management applications as part of an overall ERP solution. Other capital-intensive industries that have similarly significant investments in physical assets (such as mining, petroleum refining, petrochemical and utilities industries) may consider an asset management solution to be the primary mission-critical application in their operations. According to industry sources, the total worldwide market for software and services for the computerized maintenance management systems market is estimated to be over $680 million in 1997, and is expected to grow by an average of 12% per year over the next three years.


The Solution

     Marcam Solutions is a worldwide provider of ERP software applications for process manufacturing enterprises. Marcam Solutions' approach to addressing this market includes the following:

     Applications Designed Exclusively for Process Businesses. Marcam Solutions believes that the distinct management challenges faced by process manufacturers necessitate business planning and control systems designed specifically to address these unique requirements. Marcam Solutions' PRISM and Protean product lines incorporate design features which differentiate them from traditional manufacturing application software. Marcam Solutions believes that these design features provide its customers with business benefits that they would not typically receive from applications not designed specifically for the process business environment. The design features are:

     Resource Management--permits users to easily model and control all of the different inputs and outputs of their production process, including materials, utilities, equipment, facilities, labor and overhead, and multiple outputs, including multiple finished products, recycled materials, by-products, waste and grades of material. The inclusion of all of these resources provides for a more accurate assignment of costs, which in turn leads to a more accurate product cost picture, better visibility into production requirements during planning cycles and enhanced performance measurements.

     Production Model--permits users to develop detailed models of (i) processes with multiple outputs, (ii) multiple processes for the same produced products, (iii) recycled products, (iv) processes where an accurate definition of time dependencies is necessary and (v) flow and batch process steps. The alternative modeling method (bill of materials and routing) was designed to model the products produced in discrete industries and is utilized in traditional manufacturing software.

     Integrated Quality Management--provides users with the ability to integrate quality control management information within inventory control, sales to customers and production control. Since the quality of raw


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     materials in process goods and finished products can fluctuate for process manufacturers from one time to the next, quality management and the tracking of quality results is a fundamental requirement. This feature provides customers with strict quality control overview and access to information that is fundamental to their business.

     Formula Management and Regulatory Compliance--provides reformulation capabilities to address product quality, variability and seasonality. For the chemical processing industry in particular, the requirement for Material Safety Data Sheets must be tied to this reformulation, so that any changes to the formula will be reflected in updated information about the handling, transportation and storage of such products.

     Enterprise Management--permits users to address their business requirements, including supply chain management, multi-regional or global management models and multiple production sites. Enterprise-enabled means that each application contains the logic needed to assess whether information must be processed locally or be communicated to other production locations. Marcam Solutions' software is able to supervise such communications automatically, ensuring that all data is communicated accurately and resending communications as needed.

     Activity Based Costing--provides more accurate cost information for process manufacturers than traditional accounting methods. Overhead items are charged on the basis of another directly measured activity which varies with the overhead item, allowing the measurement and control of all resources and permitting the establishment of many different relationships between direct and indirect costs. This is particularly important for process companies because of their high investment in plant and equipment and their use of other inputs which are normally part of overhead.

     Function-Rich AS/400 Product Lines. Marcam Solutions' AS/400 product lines, PRISM and Avantis.XA, are recognized as delivering strong functionality to their respective markets. PRISM offers the breadth and depth of functions required to manage a complex manufacturing enterprise, while Avantis.XA offers comprehensive features required to address the asset management needs of capital intensive companies. Marcam Solutions believes the AS/ 400 system will continue to be an attractive choice given its low cost of ownership, flexibility, scalability and maintainability. The PRISM product line includes 35 application modules and the Avantis.XA product line includes ten application modules. See "Products".

     Open, Client/Server Alternative. Marcam Solutions believes that AS/400 host-based solutions and open, client/server solutions will coexist in the marketplace. As such, Marcam Solutions is committed to providing total ERP solutions to the process manufacturing segment for both of these operating environments. Marcam Solutions has maintained and will continue to support PRISM and Avantis.XA which are designed for use exclusively with the AS/400 system. Protean and Avantis.Pro product lines offer an open, client/server solution available on popular UNIX and Microsoft NT server platforms with industry-standard development tools and databases such as Oracle and Microsoft's SQL Server. Each of Marcam Solutions' open systems product lines takes advantage of the Windows environment, for improved ease-of-use. Marcam Solutions' platform choices offer customers the flexibility to configure their information technology infrastructure in a way that they believe best addresses their business strategy.

     Applications Based on Object-Oriented Technology Choices. The Protean and Avantis.Pro applications provide object-oriented applications that have the benefits of advanced function, rapid and flexible customization, ongoing modification without source code modification, as well as reduced implementation time. Marcam Solutions' object-oriented technology provides the agility necessary to allow customers to continually customize the software to meet their specific business processes, without the traditional challenge of carrying changes forward from release to release. Marcam Solutions also architected Protean to be enabled for Microsoft Object Linking and Embedding ("OLE"), allowing customers to connect Marcam Solutions' object-oriented products to other OLE-enabled products.

     High Quality Service and Support. Marcam Solutions is dedicated to providing high quality support for its products through its employee support staff. Marcam Solutions maintains a telephone response and support program and also offers implementation consulting, education and applications integration services on a project consulting basis. Marcam Solutions believes its pre-sales and post-sales consultants have in-depth process industry knowledge which differentiates it from others in the ERP process market. While Marcam Solutions is committed to providing services directly, it also is taking steps to increase its capability by partnering with other service providers. Marcam


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Solutions' Support Center in Eindhoven, Netherlands, as well as its central support center for PRISM in Newton, Massachusetts, are ISO 9002 certified.


     Applications Focused on the Asset Management Market. Marcam Solutions' Avantis asset management applications provide solutions for the process manufacturing industry and also address the asset management requirements of other capital-intensive industries which share a significant investment in physical assets, including equipment, fleets of vehicles and facilities.


Strategy

     Marcam Solutions' primary objective is to become a leading provider of integrated ERP solutions to process manufacturers worldwide. The key elements to implement this strategy are:

     Deliver Applications Designed Exclusively for Process Companies. Marcam Solutions is committed to ongoing development of software applications designed to meet the unique requirements of process companies. Marcam Solutions intends to continue to enhance both the PRISM and Protean product lines to meet the business and technology requirements of process companies. In addition, Marcam Solutions plans to offer further-specialized solutions for specific process industries including the food, chemical and pharmaceutical industries. One of the benefits of Protean's object-oriented technology base is that it enables relatively rapid development of industry-specialized software add-ons that can be assembled to meet the specific needs of a particular industry or customer.

     Provide Customers Platform Alternatives and Attractive Migration
Paths. Marcam Solutions will continue to offer customers the ability to choose between AS/400-based host and open, client/server applications. This choice offers Marcam Solutions' customers flexibility to configure their information technology infrastructure in a way that best meets their overall business strategy. Marcam Solutions recognizes that some of its customers using the AS/400-based product lines may wish to gradually move to open, client/server product lines. Marcam Solutions is committed to helping its customers with this migration in a way that minimizes risk while protecting its customers' existing investments in training and database information. Marcam Solutions' strategy is one of co-existence that allows PRISM AS/400 users to bring Protean applications into their AS/400 environments in a planned manner. To facilitate such a migration, PRISM will be enhanced to provide migration tools and assistance in a version of PRISM to be called PRISM.Pro. Marcam Solutions believes that customers will continue to use the AS/400 and intends to continue to devote resources to supporting its installed base of AS/400 customers.

     Deliver Agility in Next-Generation ERP Systems. Marcam Solutions will continue to invest in further developing the object-oriented technology which is integral to its Protean and Avantis.Pro applications. Marcam Solutions' object-oriented products go beyond platform independence and flexibility to support the emerging business requirement of increased agility by allowing customers to respond quickly to the ongoing and rapid changes in their business requirements. Marcam Solutions' implementation of object-oriented technology enables customers to change their Marcam Solutions' applications using industry-standard, OLE-enabled tools such as VisualBasic. Protean's design is such that customized code is automatically carried forward release to release, relieving the customer of a tremendous burden of more traditional software approaches.

     Offer a Complete ERP Solution With Robust Applications That Can Also Be Part of a Best-of-Breed Approach. PRISM's 35 modules comprise a comprehensive ERP solution including production, customer service, logistics, asset management and financial applications. Marcam Solutions also participates in joint marketing relationships which have resulted in the integration of complementary ERP applications in specialized areas, such as forecasting, executive information system ("EIS"), imaging and electronic data interchange ("EDI"). Marcam Solutions is committed to replicating the competitive features of its successful PRISM ERP product line in its Protean product line. Marcam Solutions' patented Enterprise Management capabilities enable companies to distribute application functions across multiple sites with minimal information technology personnel involvement.

     Utilize Direct and Affiliate Distribution Channels Worldwide. Marcam Solutions' strategy is to continue to utilize a combination of direct and affiliate distribution channels throughout the major world markets. Marcam Solutions intends to continue to distribute its products to large enterprises through a direct sales force and to pursue mid-size market opportunities through existing and new affiliate partners. In Japan, Marcam Solutions intends to further leverage its ongoing business relationship with NEC, its exclusive distributor in Japan, which maintains a direct sales force marketing the Protean applications in Japan.


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


     Pursue Strategic Joint Marketing and Selling Opportunities. Marcam Solutions intends to pursue strategic marketing and selling relationships with other vendors that offer complementary products where customers have particular needs that are best served by such an arrangement. Marcam Solutions will evaluate such opportunities on a customer-by-customer basis and will pursue those opportunities which may be most effectively addressed by "best-of-breed" solutions from multiple vendors. Marcam Solutions believes this approach may provide additional sales and revenue opportunities for its Protean products.

     Pursue Third-Party Implementation Services Partners. Marcam Solutions intends to work with and through services partners to expand its ability to meet the ERP implementation requirements of complex multinational customers, as well as meet the needs of specific local markets. While Marcam Solutions intends to maintain the capability of managing full implementation projects, Marcam Solutions will look to its services partners to augment Marcam Solutions' capacity in the role of prime contractor and to provide certain technical expertise required for specific projects on a sub-contractor basis.

     Leverage Development of Asset Management Applications Across Capital-Intensive Industries. Marcam Solutions intends to offer asset management solutions that fit the unique needs of highly capital-intensive industries and plans to leverage that solution across other industries including the mining, pulp & paper, metals, petrochemical and utility industries.


Products


Enterprise Resource Planning (ERP) Solutions

     Marcam Solutions offers two product lines for process manufacturers, PRISM and Protean. PRISM was first introduced in 1987. Protean, Marcam Solutions' next-generation product, was introduced in 1994. The most significant difference between the two products is the underlying technology. PRISM remains available exclusively on the IBM AS/400 and is noted for its process application depth and its strong integration. Protean is an open client/server application developed in an object-oriented environment and Marcam Solutions believes it is the first business application using this technology introduced into the ERP market. Protean is available on leading UNIX and Microsoft Windows 95 and NT platforms.

     PRISM

     PRISM is a comprehensive product line consisting of 35 integrated modules that offers ERP solutions for information systems, including production, logistics, financial and asset management applications. Marcam Solutions believes that while the breadth of the PRISM offering is similar to competitive product lines, there are significant differences in the depth of the offering, including PRISM's patented production model. The development of the PRISM product was based upon on-site research and Marcam Solutions maintains a proactive process for gathering enhancement requests from its customers. As a result, Marcam Solutions believes the advanced functions of PRISM support modern business practices in the process industries.

     PRISM is organized into four application groups: Production, Logistics, Financials and Asset Management.

   Production. PRISM Production applications assist in the improvement of production planning and control and consist of ten modules.

          Resource Management             Resource Processor
          Resource Planning               Production Analysis
          Quick Scheduler                 Quality Management
          Formula Management              Regulatory Compliance
          Enterprise Manager              Visual WorkPlace

   Logisitics. PRISM Logisitics applications include eight modules which address customers' business supply chain requirements, including customer service information, management of purchased material costs and management of warehouse space utilization and efficiency.

          Customer Order Management       Purchase Order Management
          Warehouse Management            Customer Service
          Quick Response                  Sales Tracker
          Brand Management                Graphical Performance Series

   Financials. PRISM Financials applications include five modules which support financial and cost accounting functions in process companies. These modules have specific features to meet local country accounting requirements in many countries.

          Activity Costing                General Ledger
          Accounts Payable                Financial Support
          Accounts Receivable

   Asset Management. PRISM Asset Management applications consist of twelve modules which help manage maintenance and materials management activities, including production facilities and rolling stock (vehicles).

          Entity Management               Work Management
          Preventive Maintenance          MRO Inventory Control
          Procurement                     Project Accounting
          Imaging Interface               Executive Information System
          Approvals                       EDI-Link
          Maintenance AP                  Quotation Management

     PRISM Enhancements and New Applications

     Continued growth in the ERP market in 1997 is expected to be driven by manufacturers attempting to address the Year 2000 issue in their ERP systems. PRISM 4.3, released in 1996, provides features that support system issues relating to the Year 2000. In addition Visual WorkPlace, a new PRISM application, improves time to value by adding a Windows client to AS/400 servers running PRISM. PRISM 4.3 also offers a path for adding object technology to PRISM. Other new functionality includes significant customer order management enhancements to support multiple lines of business and multi-level credit checking, enterprise manager enhancements to enable easier distribution of key master files and new International Financial Management applications to address global financial business processes.

     Protean

     Marcam Solutions believes that its Protean product line is the first fully object-oriented, mission-critical set of applications for the ERP market. Protean products are being designed to provide a complete ERP solution with enterprise-level capabilities to manage the supply chain, including logistics, production and procurement requirements, plus financials and asset management requirements. Created in an object-oriented architecture, Protean applications are designed to meet a user's current business needs, while providing the ability to rapidly adapt enterprise applications to fit new and evolving requirements without the time-consuming and costly process of rewriting software code. Protean products work on a variety of open platforms and leverage industry standards, such as OLE and the Windows environment.

     Modules of Marcam Solutions' Protean product line were first shipped in June 1994. Since that time, additional and enhanced modules have continued to be released. The most recent release of the Protean product enables integration of the production applications with third party financial applications. Marcam Solutions is currently shipping the following Protean modules within the following application groups:

          Inventory                       Procurement
          Inventory Definition            Requisitions
          Inventory Analysis              Purchase Orders
          Inventory Activities            Invoice Management
          Supply/Demand Manager

          Production                      Asset Management Group
          Process Definition              Entity Management
          Schedule Management             Work Management
          Schedule Activity               Preventative Maintenance
          Planning                        MRO Inventory Control
          Quick Scheduler                 Maintenance Scheduling
          Plant Planning Analysis         Maintenance Statistics
          Plant Planning Management

          Costing
          Resource Accounting
          Resource Costing


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


     Protean applications are supported on the following platforms: Microsoft Windows 95 and Windows NT, IBM RS/6000, HP-9000 and the DEC Alpha family of servers.


Asset Management Solutions

     Avantis

     Marcam Solutions provides comprehensive solutions to capital intensive companies. These asset management solutions, also marketed as PRISM and Protean Asset Management within Marcam Solutions' ERP applications, are marketed under the brand name of Avantis for the stand-alone asset management market.

     Avantis.XA, originally introduced in 1981, remains available exclusively on the IBM AS/400 and is noted for its application depth and its large base of satisfied customers. Marcam Solutions believes that the high level of functionality in Avantis.XA applications makes them an appropriate choice for large companies that demand best-of-breed solutions. The following modules are available within the Avantis.XA product line:

          Entity Management               Work Management
          Preventive Maintenance          MRO Inventory Control
          Procurement                     Project Accounting
          Imaging Interface               Executive Information System
          Approvals                       EDI-Link
          Maintenance AP                  Quotation Management

     Avantis.Pro is a next-generation asset management solution that enables customers to rapidly and easily reflect business changes within the software. Avantis.Pro is an open, client/server application developed with an object-oriented design based on the Protean technology. Objects within the solution seamlessly integrate to industry leading solutions for work flow, document management and imaging. The ability to take advantage of the strength of industry-leading solutions enables Avantis.Pro to fit into best-of-breed information technology strategies. This object-oriented design offers many advantages to customers that see technology as a key element of their corporate strategy. Avantis.Pro is available on leading UNIX platforms and runs Microsoft Windows 95 and Windows NT as its PC client operating systems. The following modules are available within the Avantis.Pro product line:

          Entity Management               Work Management
          Preventive Maintenance          MRO Inventory Control
          Maintenance Scheduling          Requisitions
          Purchase Orders                 Invoice Management
          Maintenance Statistics

License Fees

     Marcam Solutions generally licenses its PRISM, Protean and Avantis products for a one-time fee. The list prices for Marcam Solutions' applications vary depending on the size of processor, number of users and local pricing variations in international markets. Modules are licensed individually, allowing the customer to select combinations which best fit their business systems needs. A typical initial license fee is $150,000 to $1,000,000 depending upon the product line and modules licensed. Marcam Solutions receives an additional license fee when the customer increases the number of users, as well as when additional modules are licensed.


Strategic Business Partners

     Marcam Solutions is working with business partners to leverage the potential of its new technology. In April 1995, Marcam announced a working relationship with NEC Corporation ("NEC") designed to complement the business goals of each party. As a result of this relationship, the parties have focused additional resources on Protean product development, accelerated delivery of Protean products and expanded the use of Protean products worldwide. Marcam Solutions and NEC are parties to a distribution agreement under which NEC has the right to distribute Marcam Solutions' Protean products generally to customers in Japan and to Japanese companies located outside Japan. As part of this agreement, NEC has the right to use Protean to build software for its customers in non-manufacturing markets. NEC also uses Protean in its system integration and services business. Additionally, Marcam Solutions and NEC are parties to a technology transfer agreement under which NEC was granted the right to use certain Protean technology within NEC. In return, NEC has committed significant financial resources for continued investment in Protean technology, as well as the joint development of additional applications. Marcam and NEC also formed Obtech LLC, a company which offers object integration and services in North America. Obtech LLC operates under the direction of a board of directors from NEC and Marcam Solutions. Marcam Solutions has provided Protean product and object technology expertise, skills and training, while NEC has committed certain financial resources in support of start-up activities. Marcam Solutions believes that Obtech's object integration services, along with network and system management, project management, training and consulting services, will assist Marcam Solutions in the implementation of Protean-based projects in companies of all sizes.


Product Development

     During 1996 and 1997, Marcam continued its significant investments in object technology. Marcam continued to deliver subsequent versions of its Protean and Avantis.Pro products for production, inventory and asset management applications. A number of Protean and Avantis.Pro customers began to use the respective products in production. It also delivered its first Japanese, French and German versions of Protean and Avantis.Pro. Marcam Solutions believes that it is the first provider to deliver mission-critical, object-oriented applications for the ERP market. Object technology enables Marcam Solutions to deliver applications that are flexible, open and easy to use and, therefore, Marcam Solutions believes its use of object technology will enable it to offer customized applications made from standard reusable objects. The benefits of this approach to customers include a high level of fit and function with support costs comparable with those of standard applications.

     As described under "Products," Marcam Solutions has a working relationship with NEC which has, in part, focused additional resources on Protean product development. In addition, Marcam Solutions and NEC have committed to jointly develop additional software applications for the financial application of the Protean product, including accounts payable, general ledger and accounts receivable.

     When appropriate, Marcam Solutions may also enter into development agreements with current and prospective customers and others as part of its product development effort. Often, periodic enhancements to products for subscribers to Marcam Solutions' customer support program are provided. Further, custom programming services are made available for a fee to customers. During fiscal years 1996, 1995 and 1994, gross research and product development expenditures were $39,913,000, $41,140,000, and $36,405,000, respectively.


Customers

     Marcam Solutions' primary marketing objective is to be the leading provider of enterprise applications software and services for process manufacturing companies worldwide. Marcam Solutions' strategy is to deliver solutions that add substantial value to process manufacturing companies. Marcam Solutions' target customers range from multi-site, multinational manufacturers to small and medium-size companies with one or two sites. Marcam Solutions believes that by creating applications that best fit the business requirements of specific markets and by offering technology choices and comprehensive services, Marcam Solutions will deliver solutions that create significant value for customers. Marcam Solutions believes that its products and services help customers create value by enabling them to maximize flexibility to take advantage of change, maximize revenue and market share and minimize cost and waste.

     None of Marcam Solutions' customers accounted for more than 10% of total revenues in fiscal 1996, 1995, and 1994. Marcam Solutions generally ships its products upon the execution of license agreements. Accordingly, Marcam Solutions does not believe that its backlog at any particular point in time is indicative of future sales.

     Marcam Solutions' customers for each of its industry business groups include divisions, sites and subsidiaries of the following enterprises:

                                  Process
                                  -------
Armstrong World Industries, S.A.          New Zealand Dairy Foods Ltd. and
Bausch & Lomb/Pharmaceutical Division      Subsidiaries
B.F. Goodrich Specialty Chemicals         Novo Nordisk A/S
Ciba-Geigy Corp.                          Rhone-Poulenc, Inc
Coca-Cola USA                             Rohm and Haas Co.
Engelhard Corp.                           South African Breweries Limited
The Gillette Co.                          Tambrands, Inc.
J. R. Simplot Co.                         Warner-Lambert Co.
                                  Avantis
                                  -------
Arco Chemical Co.                         Iron Ore Co. of Canada
Avenor Inc.                               Molson Breweries
BHP Copper Co.                            Repap Enterprises
Borden Inc.                               Rockwool-Isolation
The Gillette Co.                          Rohm and Haas Co.
The Goodyear Tire & Rubber Co.            South African Breweries Limited
Harley-Davidson Inc.                      Tambrands, Inc.
Heineken Nederland B. V.                  Wyeth-Ayerst International, Inc.
IMC-Agrico Co.


Marketing and Sales

     Marcam Solutions markets its products through direct sales and support offices and affiliates in North America, Europe, Africa, the Middle East, the Asia Pacific region and Latin America. Marcam Solutions' marketing and sales organization allows Marcam Solutions to offer a coordinated, standardized, worldwide approach to multi-site, multinational companies, while providing for local support of individual sites.

     The headquarters for the Process business group is at Marcam Solutions' offices in Newton, Massachusetts. Headquarters for the Avantis business group is located at Marcam Solutions' offices in Burlington, Ontario, Canada.

     Marcam Solutions' headquarters for its Europe, Middle East and Africa operations is located in Paris, France. Asia Pacific operations are currently conducted from locations in Singapore, Tokyo, Japan and Sydney, Australia. Latin American operations are conducted from locations in Atlanta, Georgia and Buenos Aires, Argentina.

     Information concerning the results of foreign and domestic operations is located in Note 12 in the Notes to Marcam Corporation Consolidated Financial Statements.


Customer Support and Service

     Marcam Solutions is committed to providing a high level of customer support and services which it believes is necessary for customer satisfaction. Marcam Solutions maintains a telephone response and support program. Upon the payment of an additional fee, this program is available to customers 24 hours a day, seven days a week. Through the telephone support program, customers receive assistance in issue resolution including program corrections and remote diagnostics.

     Marcam Solutions also offers its customers implementation consulting, education and applications integration services on a project consulting basis. Marcam Solutions' implementation consulting personnel provide on-site consulting to assist customers in the installation and use of Marcam Solutions products. Marcam Solutions has also developed methods for implementing its applications, including supplemental materials, plans and programs, which guide the customer through this installation process thus increasing the efficiency of installation and reducing the cost. Educational materials and instruction are provided both in a classroom environment and at customer sites. Marcam Solutions' systems and applications integration personnel provide customization services. These services generally involve the connection of modules with other applications used by the customer or the creation of new applications which complement Marcam Solutions' products.

     Marcam Solutions presently maintains three support centers: Newton, Massachusetts, United States, Burlington, Ontario, Canada and Eindhoven, Netherlands.

Proprietary Rights And Technology

     Marcam Solutions usually provides its products to end users under non-exclusive, non-transferable licenses which typically have perpetual terms. Under Marcam Solutions' current form of license agreement, the licensed software may be installed on customers' computers and used solely for internal operations by an agreed-upon number of named users. Marcam Solutions protects many of its software modules as trade secrets and unpublished copyrighted works. Because of the size and complexity of its products, Marcam Solutions typically makes the source code for many of its AS/400-based modules available to its customers. Although Marcam Solutions takes steps to protect its trade secrets, there can be no assurance that misappropriation will not occur. In addition, there can be no assurance that copyright and trade secret protection will be available in certain countries for the source code or object code versions of Marcam Solutions' products.

     Marcam Solutions currently relies on a combination of patent, trade secret, copyright and trademark laws and license and non-disclosure agreements to protect its proprietary rights in its products. Marcam Solutions has obtained a patent on a method for modeling production processes, which is embodied in the PRISM and Protean products. Marcam Solutions has also obtained a patent on a method for managing how computer programs communicate with each other across dispersed systems and different release levels of software throughout an enterprise, which is also embodied in the PRISM database. Marcam Solutions is seeking U.S. and foreign patent protection on key aspects of its Protean product line. Marcam Solutions believes that, because of the rapid pace of technological change in the computer software industry, patent, trade secret and copyright protection are less significant than factors such as the knowledge, ability and experience of Marcam Solutions' employees, frequent product enhancements and the timeliness and quality of support services.

     Despite the measures taken by Marcam Solutions to protect its proprietary rights, unauthorized parties may attempt to reverse engineer or copy aspects of Marcam Solutions' products or to obtain and use information that Marcam Solutions regards as proprietary. Policing unauthorized use of Marcam Solutions' products is difficult. Litigation may be necessary in the future to enforce Marcam Solutions' intellectual property rights, to protect Marcam Solutions' trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Marcam Solutions' business, operating results and financial condition. In addition, to the extent Marcam Solutions desires or is required to obtain licenses to proprietary rights of others, there can be no assurance that any such licenses will be made available on terms acceptable to Marcam Solutions, if at all. Any litigation or dispute regarding proprietary technology which results in a ruling or settlement that is adverse to Marcam Solutions, could have a material adverse effect on Marcam Solutions' business, operating results and financial condition. Claims against Marcam Solutions, with or without merit, as well as claims initiated by Marcam Solutions against third parties, can be time consuming and expensive to defend, prosecute or resolve. See "Risk Factors-Uncertain Protection of Proprietary Technology."


Competition

     The market for ERP software within the process manufacturing industry is highly competitive, changes rapidly and is, to a significant degree, affected by new product introductions and other market activities of industry participants. Marcam Solutions' products are primarily targeted at the market for AS/400 host-based ERP software solutions and at the emerging markets for open, client/server ERP software solutions. Marcam Solutions' current and prospective competitors offer a variety of products and solutions to address these markets. Marcam Solutions' primary competition comes from a large number of independent software vendors including Baan, N.V., J.D. Edwards and Company, Oracle Corporation, Ross Systems, Inc., SAP AG and System Software Associates, Inc. In addition, Marcam Solutions faces indirect competition from suppliers of specialized functions. In the area of asset management, Marcam Solutions' primary competition comes from Project Software and Development, Inc., TSW and others. In the future, Marcam Solutions' competitors could introduce products with more features and lower prices than Marcam Solutions' products, and could also seek competitive advantage by bundling existing or new products and services with other, more established products and services.

     The principal competitive factors in the market for ERP software and services include product functionality, technology, quality, performance, reliability, ease-of-use, size of installed base, service, vendor reputation and financial stability. Marcam Solutions believes that its products currently compete favorably on the foregoing bases, although in certain instances, it may be at a competitive disadvantage against companies with greater financial, marketing, service, support and technological resources, and greater name recognition. Marcam Solutions believes its competitive strengths include its process industry expertise, its proven functional leadership and customer implementation results, and its long-term vision and early leadership position with object technology.

     In order to be successful in the future, Marcam Solutions must continue to respond promptly and effectively to the challenges of technological change and its competitors' innovations by continually enhancing its own product offerings. There can be no assurance, however, that Marcam Solutions' products will continue to compete favorably or that Marcam Solutions will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or by new companies entering this market. In addition, because Marcam Solutions relies in part on a network of distribution affiliates for implementation and other support of its products, there can be no assurance that these affiliates will maintain high quality standards sufficient to maintain the reputation and competitive position of Marcam Solutions. Marcam Solutions must continue to respond effectively to customer needs and properly select and incorporate those technologies and application functionalities that will meet the challenges posed by competitors' innovations. To accomplish these critical objectives, Marcam Solutions must continue to invest in enhancing its current products and introduce new products to remain competitive. See "Risk Factors-New Products and Technological Change."


Employees

     As of March 31, 1997, Marcam Solutions employed a total of 733 employees. None of Marcam Solutions' employees are represented by a labor union. Marcam Solutions has experienced no work stoppages and believes that its employee relations are good.

     Marcam Solutions' future operating results depend in significant part upon the continued service of its key technical and senior management personnel. Marcam Solutions' future success also depends on its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense, and may further intensify due to the particular hiring needs of numerous competitors to address Year 2000 issues. There can be no assurance that Marcam Solutions will retain its key managerial or technical personnel or attract such personnel in the future. Marcam Solutions has at times experienced and continues to experience difficulty recruiting qualified personnel and there can be no assurance that Marcam Solutions will not continue to experience such difficulties in the future. Marcam Solutions, whether directly or through personnel search firms, actively recruits qualified product development, consulting and sales and marketing personnel. If Marcam Solutions is unable to hire and retain qualified personnel in the future, such inability could have a material adverse effect on Marcam Solutions' business, financial condition and results of operations.


Facilities

     Marcam Solutions' principal administrative, marketing and product development and support facilities are located in Newton, Massachusetts. Marcam Solutions also leases office space for its other North American, Latin American, European and Asian sales, development and service offices.

     In connection with the Distribution, Marcam will assign its lease for the premises in Newton, Massachusetts (approximately 94,000 square feet) to Marcam Solutions. This lease expires in 1999. Marcam will also assign its leases for certain Atlanta facilities, as well as the Saddle Brook, New Jersey, Oakbrook Terrace, Illinois, and Irvine, California locations to Marcam Solutions.

     Marcam Solutions believes that its facilities are adequate for its current needs. See Note 8 of Notes to Marcam Corporation Consolidated Financial Statements for information regarding Marcam Solutions' obligations under its facilities leases.


Legal Proceedings

     Marcam Solutions is subject to legal proceedings and claims which arise in the normal course of business. While the outcome of these matters cannot be predicted with certainty, management does not believe the outcome of any of these legal matters will have a material adverse effect on Marcam Solutions' business, financial condition or results of operations.

                  MARCAM SELECTED CONSOLIDATED FINANCIAL DATA

     For purposes of this section, after the Distribution, the historical (pre-Distribution) financial data of Marcam Solutions will be identical to the actual financial data of Marcam set forth below. Except for certain pro forma financial information which gives effect to the Distribution and certain related transactions, this data will include data relating to the MAPICS product line and, consequently, will not reflect Marcam Solutions as if it had been operated as a separate entity. See "The Distribution Proposal--Accounting Treatment."

     The following table sets forth selected consolidated financial data of Marcam as of and for the years ended September 30, 1992, 1993, 1994, 1995 and 1996, for the six months ended March 31, 1996 and 1997 and as of March 31, 1997. The selected consolidated financial data as of and for the years ended September 30, 1992, 1993 and 1994 have been derived from Marcam's consolidated financial statements which have been audited by KPMG Peat Marwick, LLP, independent public accountants. The selected consolidated financial data as of and for the years ended September 30, 1995 and 1996 have been audited by Coopers & Lybrand L.L.P., independent public accountants. The consolidated financial statements for the years ended September 30, 1992 and 1993 and as of September 30, 1992, 1993 and 1994 are not included in this Proxy Statement/Prospectus. The selected consolidated financial data for the six months ended March 31, 1996 and 1997 and as of March 31, 1997 have been derived from Marcam's unaudited consolidated financial statements which, in the opinion of management of Marcam, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results of operations and financial position for and as of these periods. Operating results for the six months ended March 31, 1997 are not necessarily indicative of the results to be expected for the entire year.

     The unaudited pro forma consolidated statement of operations data for the year ended September 30, 1996 and the six months ended March 31, 1997 have been presented as if Marcam Solutions had been operated as a separate entity, principally by deducting the operating results of MAPICS from Marcam's historical financial statements. The unaudited pro forma consolidated balance sheet data as of March 31, 1997 have been prepared to give effect to the Distribution as if it had occurred on March 31, 1997. Such unaudited pro forma consolidated financial data is presented for illustration purposes only and is not necessarily indicative of the financial position or results of operations that would have been reported had the Distribution occurred at the beginning of the period presented, nor is it necessarily indicative of the future financial position or results of operations.

     These data should be read in conjunction with "Marcam Management's Discussion and Analysis of Financial Condition and Results of Operations", "Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations of Marcam Solutions," "Marcam Solutions, Inc. Pro Forma Consolidated Financial Statements" and the unaudited pro forma consolidated financial information of Marcam Solutions set forth below.

                MARCAM SELECTED CONSOLIDATED FINANCIAL DATA (A)

                                                     Fiscal Years Ended September 30,
                                ---------------------------------------------------------------------------
                                                                                                   Pro
                                                                                                  Forma
                                  1992       1993         1994          1995         1996        1996(B)
                                --------- ------------ ------------ ------------- ------------ ------------
                                                   (In thousands, except per share data)
Statement of Operations Data:
Revenues:
 License  ..................... $56,239    $  64,754    $ 92,974     $ 105,232     $  93,137    $  47,796
 Services .....................  42,083       59,523      79,902        97,100       108,287       76,026
                                --------   ---------    --------     ---------     ---------    ---------
  Total revenues   ............  98,322      124,277     172,876       202,332       201,424      123,822
Operating expenses:
 Cost of license revenues   ...   8,243       10,992      13,700        18,657        16,669        9,756
 Cost of services revenues  ...  27,863       39,272      50,583        62,904        69,493       58,341
 Selling and marketing   ......  38,591       60,286      81,463        87,074        82,790       52,649
 Product development  .........   9,079       17,197      19,655        25,930        27,680       21,282
 General and administrative       3,734        5,391       7,870         8,382         9,987        7,965
 Restructuring charges   ......      --           --          --        28,756        10,600       10,600
 In-process research and
  development   ...............      --        5,568          --            --            --           --
                                --------   ---------    --------     ---------     ---------    ---------
 Total operating expenses   ...  87,510      138,706     173,271       231,703       217,219      160,593
                                --------   ---------    --------     ---------     ---------    ---------
Operating income (loss)  ......  10,812      (14,429)       (395)      (29,371)      (15,795)     (36,771)
Litigation settlement .........      --           --          --            --        (3,250)      (3,250)
Interest and other income
 (expense)   ..................     220          (75)     (1,361)       (2,352)       (2,695)      (2,695)
Income tax expense (benefit)      4,354       (1,820)       (738)        2,634         4,586        4,160
                                --------   ---------    --------     ---------     ---------    ---------
Net income (loss)  ............ $ 6,678    $ (12,684)   $ (1,018)    $ (34,357)    $ (26,326)   $ (46,876)
                                ========   =========    ========     =========     =========    =========
Net income (loss) per common
 share ........................ $  0.72    $   (1.25)   $  (0.09)    $   (3.05)    $   (2.31)   $   (6.79)
                                ========   =========    ========     =========     =========    =========
Weighted average number of
 common shares outstanding  ...   9,337       10,173      11,027        11,268        11,384        6,900
                                ========   =========    ========     =========     =========    =========



                                      Six Months Ended March 31,
                                ---------------------------------------
                                                               Pro
                                                              Forma
                                    1996         1997        1997(B)
                                ------------- ------------ ------------
Statement of Operations Data:
Revenues:
 License  .....................  $  41,408     $ 38,084     $  12,756
 Services .....................     56,021       51,467        32,630
                                 ---------     --------     ---------
  Total revenues   ............     97,429       89,551        45,386
Operating expenses:
 Cost of license revenues   ...      8,386        8,676         4,547
 Cost of services revenues  ...     36,538       29,118        22,510
 Selling and marketing   ......     40,773       36,757        20,310
 Product development  .........     13,627       15,679        10,710
 General and administrative          5,421        4,316         2,876
 Restructuring charges   ......         --           --            --
 In-process research and
  development   ...............         --           --            --
                                 ---------     --------     ---------
 Total operating expenses   ...    104,745       94,546        60,953
                                 ---------     --------     ---------
Operating income (loss)  ......     (7,316)      (4,995)      (15,567)
Litigation settlement .........     (3,250)          --            --
Interest and other income
 (expense)   ..................     (1,002)      (1,420)       (1,420)
Income tax expense (benefit)         2,041        2,001         1,712
                                 ---------     --------     ---------
Net income (loss)  ............  $ (13,609)    $ (8,416)    $ (18,699)
                                 =========     ========     =========
Net income (loss) per common
 share ........................  $   (1.20)    $  (0.73)    $   (2.54)
                                 =========     ========     =========
Weighted average number of
 common shares outstanding  ...     11,358       11,459         7,355
                                 =========     ========     =========



                                                   As of September 30,                          As of March 31, 1997
                                    --------------------------------------------------       --------------------------
                                     1992     1993      1994      1995       1996              Actual     Pro Forma(B)
                                    -------- -------- --------- --------- ------------       ------------ -------------
                                                            (In thousands)
Balance Sheet Data:
 Cash and cash equivalents   ......   $9,899   $4,220   $10,463   $27,312   $ 21,817           $ 20,047      $ 19,195
 Working capital (deficit)(C)   ...   16,511    8,844     8,300       645    (15,452)           (17,724)       35,275
 Total assets    ..................   64,205   97,396   128,948   146,852    132,202            125,265       117,619
 Long-term liabilities    .........    3,956   22,026    35,483    26,359     26,525             26,297         1,297
 Stockholders' equity  ............   33,789   36,961    38,126    26,646     11,674              4,696        59,074


------------

(A) See Notes to Consolidated Financial Statements of Marcam appearing elsewhere in this Proxy Statement/Prospectus.

(B) Adjusted to give effect to the Distribution, the transfer for accounting purposes of Marcam's $25.0 million 9.82% Subordinated Notes due 2001 to MAPICS, a $39.0 million promissory note from MAPICS and other adjustments to reflect tax provisions and resultant deferred tax liabilities. See "Marcam Solutions, Inc. Pro Forma Consolidated Financial Statements."

(C) Includes $5.5 million, $13.4 million, $18.0 million, $38.2 million, $39.2 million and $46.7 million of deferred revenue at September 30, 1992, 1993, 1994, 1995 and 1996 and March 31, 1997, respectively.

                 MARCAM MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Marcam Selected Consolidated Financial Data" and the Marcam consolidated financial statements and notes thereto included elsewhere in this Proxy Statement/Prospectus. The discussion in this section of the Proxy Statement/Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of Marcam's plans, objectives, expectations and intentions. The cautionary statements made in this section of the Proxy Statement/Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this section of the Proxy Statement/Prospectus. Marcam's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such difference include those discussed in "Marcam Solutions Risk Factors" and "MAPICS Risk Factors" as well as those discussed elsewhere herein.

     Although the Marcam Solutions Common Stock will be distributed to the Marcam stockholders, because of the relative significance of Marcam's business relating to the PRISM, Protean and Avantis product lines, the Distribution will be recorded for accounting purposes as a disposal of the business relating to the MAPICS product line. Accordingly, the historical (pre-Distribution) consolidated financial statements of Marcam included elsewhere in this Proxy Statement/Prospectus will become the historical consolidated financial statements of Marcam Solutions after the Distribution. After the Distribution, Marcam Solutions' financial statements will reflect the Distribution as a disposal of the MAPICS product line as of the Distribution Date and will not be restated to remove the effects of the prior operating results of the MAPICS business. The historical financial statements of Marcam do not reflect what the financial position, results of operations or cash flows would have been had Marcam Solutions been a separate, stand-alone entity during the periods presented, because they include financial information relating to the MAPICS product line. In addition, the pro forma financial information of Marcam Solutions included elsewhere in this Proxy Statement/Prospectus is for informational purposes only and may not necessarily reflect future results of operations and financial position or what the results of operations or financial position would have been had Marcam Solutions been operating as a separate entity.

     For a discussion and analysis of Marcam Solutions on a pro forma basis, giving effect to the Distribution, see "Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations of Marcam Solutions."


Overview

     On April 28, 1997, the Board of Directors of Marcam decided to divide Marcam into two separate corporations: one of which will operate the portion of the business relating to the PRISM, Protean and Avantis product lines and one of which will operate the portion of the business relating to the MAPICS product line. The separation into two independent, publicly traded companies is designed to enable each to better focus on its core markets, to better serve existing customers and to finance its business. In connection with the separation, Marcam Corporation will change its name to "MAPICS, Inc." and will continue the operations relating to the MAPICS product lines.

     To effect the separation, Marcam will transfer to Marcam Solutions, a newly formed corporation and wholly owned subsidiary of Marcam, substantially all of the business, assets and liabilities relating to its PRISM, Protean and Avantis product lines and an aggregate of $39.0 million in cash. Up to the total amount of the $39.0 million cash transfer by Marcam may initially be represented by a promissory note (the "Note"). The Note is currently expected to bear interest at the rate of 5.85% per annum, payable quarterly in arrears, and to provide for monthly installments of principal in scheduled amounts commencing on August 15, 1997 and ending on March 15, 1999. Marcam currently intends to repay the Note and Marcam's outstanding 9.82% Subordinated Notes due 2001 with an aggregate principal amount of $25.0 million (the "Subordinated Notes") with the net proceeds from an underwritten public offering of the common stock of MAPICS (the "Proposed MAPICS Public Offering") or a debt financing which would be consummated in lieu of or in combination with the Proposed MAPICS Public Offering. On April 30, 1997, Marcam filed a Registration Statement on Form S-3 with the Commission relating to the Proposed MAPICS Public Offering. Marcam currently expects the separation and Proposed MAPICS Public Offering to be completed during the fourth quarter ended September 30, 1997.

     Marcam is a worldwide provider of enterprise applications and services for manufacturing companies. Marcam's products offer comprehensive business planning and control solutions to customers' production, logistics, asset management and financial requirements.

     Marcam's revenues have been derived from licensing its Protean, PRISM, Avantis and MAPICS products. For the first three quarters of 1996, Marcam also derived revenues from its subsidiary, Foresight Software, Inc. ("Foresight") and its Foresight product line, which was divested effective as of June 30, 1996. Each of these product lines support different customers' technology strategies. The Protean products, which utilize advanced object technology, tools and databases, are platform independent. PRISM and MAPICS products provide customer solutions implemented on the IBM AS/400. The Avantis products provide customer solutions implemented both on the IBM AS/400 and open systems, utilizing object technology.

     Marcam also derives revenue from the sale of product support and related services. Product support is offered to licensed customers generally based on agreements that are billed annually, with revenues recognized on a pro rata basis during the contract period. Services include assisting with customer implementation of licensed software, providing custom programming and system integration services, and providing educational material and instruction in the use of licensed software. Services revenues are generally tied to license revenues and are recognized as the services are delivered.

     For the six months ended March 31, 1997, Marcam recorded a net loss of $8.4 million. The net loss included an operating loss of $5.0 million. Marcam's revenues for the six months ended March 31, 1997 were less than management expected. The expenditures during the period, particularly the significant continued investment in the development of Protean and underutilized channel costs, had been based on expected revenues. The revenue shortfall, combined with the relatively fixed nature of the expenses over the short term, resulted in the loss. While Marcam's AS/400 based businesses were profitable overall, these profits were insufficient to cover losses in Protean due to development and underutilized channel costs. The results for the six months ended March 31, 1997 also reflect savings resulting from expense control and the restructuring efforts implemented during the second half of fiscal 1996.

     Management believes that achievement of profitability and positive cash flows from operations as soon as possible is essential. Management currently believes that a combination of cost reductions and increased revenues is necessary to achieve this result. For a discussion of the actions being initiated in this regard and the related charge to be taken during the quarter ending June 30, 1997, see "Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations of Marcam Solutions."

     In fiscal years 1995 and 1996, Marcam recorded restructuring charges of $28.8 million and $10.6 million, respectively. The 1995 restructuring charges primarily pertained to the cessation of development of PRISM Client/
Server product line and the consolidation of certain facilities. The 1996 restructuring charges primarily related to a restructuring of Marcam's global operations and the divestiture of Foresight. At March 31, 1997, a balance of $1.6 million associated with these charges remained in accrued expenses. Management believes that this remaining balance is adequate to cover future expenditures associated with the restructuring actions and that the majority of related restructuring activities will be completed by the end of fiscal 1997.

     During 1996, Marcam took a number of strategic measures designed to better address its market opportunities, while balancing the need for short-term profitability improvement.

     Marcam continued to invest aggressively in product development. The major areas of focus included increased development resources in support of Protean and expenditures on foreign language translation and localization, particularly in support of MAPICS XA. Gross research and development expenditures in 1996 totaled $39.9 million, or 19.8% of total revenue.

     During 1996, Marcam delivered new Protean releases adding production, inventory management and planning functionality, as well as further enhancements to Procurement and Maintenance Management applications. As of September 30, 1996, Protean was in full production at nine customer sites. In September 1996, Marcam delivered PRISM Release 4.3, with significant enhancements including functionality which addresses Year 2000 enablement and provides a migration path to Marcam's Protean products. Earlier in the year, Marcam delivered Release 3.0 of MAPICS XA, which included significant enhancements as well as new modules for Electronic Commerce and the Information WorkPlace.

     Also during 1996, Marcam increased resources in selected sales and marketing roles, including senior marketing and sales management executives, to better position itself for long-term growth.

     Marcam also completed a review of its operating expense structure and overall operations. As a result, Marcam converted direct sales operations in Latin America and Asia Pacific to affiliate distribution channels and implemented staffing reductions in many areas. Additionally, the divestiture of FSI was completed as of June 30, 1996.

     Marcam recorded restructuring charges during 1996 totaling $10.6 million related to the actions described above. Of this amount, approximately $5.5 million related to the divestiture of Foresight, $2.0 million related to employee severance payments, $1.0 million related to the write-off of intangible assets and $2.1 million addressed lease cancellations, fixed asset write-offs and other miscellaneous costs related to the restructuring actions. In total, approximately $6.9 million in cash expenditures will result from these actions.

     Marcam also recorded a charge during fiscal 1996 of $3.3 million for the settlement of the shareholders' class action litigation that was filed in 1994.

     Marcam also took action to raise additional capital to meet its short-term objectives. This consisted of the addition of $10.0 million of equity capital in the form of preferred stock and warrants which was completed in July 1996. Marcam had $21.8 million in cash and cash equivalents as of September 30, 1996.


Results of Operations

     The following table sets forth the percentage of total revenues represented by items reflected in Marcam's consolidated statements of operations.



                                          Fiscal Years Ended September 30,       Six Months Ended March 31,
                                       ---------------------------------------   --------------------------
                                         1994         1995           1996           1996          1997
                                       ---------   ------------   ------------   ------------   ---------
Revenues:
 License ...........................     53.8%         52.0%          46.2%          42.5%        42.5%
 Services   ........................     46.2          48.0           53.8           57.5         57.5
                                       --------     ---------      ---------      ---------     --------
  Total revenues  ..................    100.0         100.0          100.0          100.0        100.0
                                       --------     ---------      ---------      ---------     --------
Operating expenses:
 Cost of license revenues  .........      7.9           9.2            8.3            8.6          9.7
 Cost of services revenues .........     29.3          31.1           34.5           37.5         32.5
 Selling and marketing  ............     47.0          43.1           41.1           41.8         41.0
 Product development ...............     11.4          12.8           13.7           14.0         17.5
 General and administrative   ......      4.6           4.1            4.9            5.6          4.8
 Restructuring charges  ............       --          14.2            5.3             --           --
                                       --------     ---------      ---------      ---------     --------
  Total operating expenses .........    100.2         114.5          107.8          107.5        105.6
Operating loss .....................     (0.2)        (14.5)          (7.8)          (7.5)        (5.6)
Litigation settlement   ............       --            --           (1.6)          (3.3)          --
Interest and other income
 (expense), net   ..................     (0.8)         (1.2)          (1.3)          (1.0)        (1.6)
                                       --------     ---------      ---------      ---------     --------
Loss before income tax expense
 (benefit)  ........................     (1.0)        (15.7)         (10.7)         (11.9)        (7.2)
Income tax expense (benefit)  ......     (0.4)          1.3            2.3            2.1          2.2
                                       --------     ---------      ---------      ---------     --------
Net loss ...........................     (0.6%)       (17.0%)        (13.0%)        (14.0%)       (9.4%)
                                       ========     =========      =========      =========     ========



     Six Months Ended March 31, 1997 Compared to Six Months Ended March 31, 1996

     Total revenues decreased 8.1% to $89.6 million from $97.4 million for the six-month period ended March 31, 1997 as compared to the same period in 1996. Total revenues excluding revenues from the Foresight product line, which was divested effective as of June 30, 1996, were consistent with revenues of $89.4 million for the six-month period ended March 31, 1996. License revenues decreased 8.0% to $38.1 million from $41.4 million for the six-month period ended March 31, 1997, as compared to the same period in 1996. License revenues excluding revenues from the Foresight product line increased 3.4% from $36.8 million for the six-month period ended March 31, 1996. The increase in license revenues for the six-month period ended March 31, 1997 as compared to the same period in 1996 was primarily due to strong MAPICS license revenue, particularly within North America and Europe, offset by lower license revenue of PRISM.

     Services revenues decreased 8.1% to $51.5 million from $56.0 million for the six-month period ended March 31, 1997, as compared to the same period in 1996. Services revenues excluding revenues from the Foresight product line decreased 2.1% from $52.6 million,000 for the six-month period ended March 31, 1996. The decrease in services revenues for the six-month period ended March 31, 1997, was primarily due to decreased implementation consulting and customization revenues for the PRISM products which were partially offset by increased customer support revenues.

     Cost of license revenues represented 22.8% of license revenues for the six-month period ended March 31, 1997, as compared to 20.3% for the same period in 1996. The increase in cost of license revenues as a percentage of license revenues for the six-month period ended March 31, 1997 as compared to the same period in 1996 was due to increased amortization of capitalized software translation costs related to products for non-U.S. markets and increased amortization of capitalized software development costs related to the MAPICS and Protean products. The percent increase is also attributable to the decrease in licenses revenues for the six-month period ended March 31, 1997 as compared to the same period in 1996.

     Cost of services revenues represented 56.6% of services revenues for the six-month period ended March 31, 1997, as compared to 65.2% for the same period in 1996. The improvement in cost of services revenues as a percentage of services revenues for the six-month period ended March 31, 1997 as compared to the same period in 1996 was primarily due to cost savings from expense control and the restructuring efforts implemented during the second half of fiscal year 1996. The improvement in cost of services revenues as a percentage of services revenues is also due to a $2.0 million special provision for estimated services contract losses which was recorded within the period ended March 31, 1996.

     Selling and marketing expense decreased $4.0 million, or 9.9%, for the six-month period ended March 31, 1997, as compared to the same period in 1996. The decrease was primarily related to costs associated with the Foresight product line, which was divested effective as of June 30, 1996. The decreases related to the Foresight product line divestiture more than offset the increased marketing expenditures in 1997 related to the PRISM, Protean, Avantis and MAPICS product lines.

     Gross research and product development expenditures for the six-month period ended March 31, 1997 was $20.9 million, as compared to $20.2 million for the same period in 1996. The increase in gross research and product development expenses for the six-months ended March 31, 1997 as compared to the same period in 1996 is primarily due to increased development costs for the MAPICS and Protean product lines partially offset by lower spending to translate and localize software products for international sale, and no development costs in 1997 related to the divested Foresight product line. Development spending for the PRISM product line during the six months ended March 31, 1997 was consistent with the level of spending during the same period in 1996.

     Computer software costs capitalized were $5.2 million for the six-month period ended March 31, 1997, representing 24.9% of gross research and development expenditures. Computer software costs capitalized during the six-month period ended March 31, 1996 were $6.6 million, representing 32.6% of gross research and development expenditures. The decrease as a percentage of gross expenditures was due primarily to lower translation efforts in 1997 and a lower amount of software development expenditure qualifying for capitalization.


     Therefore, product development expenses were $15.7 million for the six-month period ended March 31, 1997, representing 17.5% of total revenues. For the six-month period ended March 31, 1996, product development expenses were $13.6 million, representing 14.0% of total revenues. The increase for the six-month period ended March 31, 1997, as compared to the same period in 1996 was primarily related to the continuing investment in all of Marcam's products and lower amounts of costs qualifying for capitalization.

     General and administrative expenses, which include Marcam's finance, accounting and corporate administrative functions, decreased by $1.1 million for the six-month period ended March 31, 1997, as compared to the same period in 1996. The decrease was primarily due to a $1.0 million special provision in 1996 for additional contract claims and legal costs.

     During the second quarter of fiscal 1996, Marcam reached an agreement in principle to settle the shareholder class action litigation which was brought against Marcam in August 1994. Of the $5.8 million settlement, Marcam contributed $2.8 million from its own funds, with the remainder provided by insurance. Marcam recorded a charge in the three-month period ended March 31, 1996 of $3.3 million to cover the settlement and other related expenses.

     Interest and other income decreased $0.3 million for the six-month period ended March 31, 1997, as compared to the same period in 1996. This decrease was primarily related to interest earned on lower cash balances during the 1997 period as compared to the 1996 period.

     The income tax expense for the six-month period ended March 31, 1997 was $2.0 million. The income tax expense for the six-month period ended March 31, 1996 was $2.0 million. The expense in each period was primarily due to foreign withholding taxes and income taxes on income generated in foreign jurisdictions, for which U.S. tax credit utilization is currently uncertain. There was no tax benefit recorded for losses generated in the U.S. during these periods due to the uncertainty of realizing such benefits.


  Fiscal 1996 Compared to Fiscal 1995

     Revenues. Total revenues decreased 0.4% to $201.4 million in 1996 from $202.3 million in 1995. Total revenues excluding revenues from the Foresight product line, which was divested as of June 30, 1996, increased 2.8% to $190.3 million in 1996 from $185.0 million in 1995. The increase in total revenues (excluding revenues from the Foresight product line) was due to the increase in services revenues, which was partially offset by the decrease in license fee revenues.

     License fee revenues decreased 11.5% to $93.1 million in 1996 from $105.2 million in 1995. License fee revenues excluding revenues from the Foresight product line decreased 7.5% to $86.7 million in 1996 from $93.7 million in 1995. The decrease in license fee revenues resulted from the decline in license fee revenues for PRISM and Protean products, which more than offset the continued revenue growth for MAPICS products.

     Services revenues increased 11.5% to $108.3 million in 1996 from $97.1 million in 1995. Services revenues excluding revenues from the Foresight related services increased 13.4% to $103.6 million in 1996 from $91.3 million in 1995. The services revenues increase, which occurred in all geographies, was primarily due to growth in Marcam's consulting and support businesses. This was primarily the result of the growth in the installed customer base.

     Cost of License Revenues. Cost of license revenues represented 17.9% and 17.7% of license revenues in 1996 and 1995, respectively. The cost of license revenues as a percentage of license revenues increased slightly in 1996 primarily due to increased amortization of capitalized software for the MAPICS and Protean products, and increased amortization of software translation costs for translating products into foreign languages.

     Cost of Services Revenues. Cost of services revenues represented 64.2% and 64.8% of services revenues in 1996 and 1995, respectively. The decrease in cost of services revenues as a percentage of services revenues in 1996 was primarily the result of higher margins realized in Marcam's implementation consulting and customization businesses. This was due to the decreased use of external resources as compared to the prior year. External resources, although flexible, are generally more costly than internal resources.

     Selling and Marketing. Selling and marketing expenses decreased $4.3 million or 4.9%, in 1996 from 1995. The decrease in total selling and marketing expenses was due to decreased spending on marketing programs as well as reduced headcount and the decline in license revenues which led to lower commission expense. The decrease was partially offset by an increase in the provision for doubtful accounts in 1996 due to amounts provided for write-offs of domestic and foreign accounts receivable in the second half of fiscal 1996. As a percentage of revenues, selling and marketing expenses decreased to 41.1% in 1996 from 43.1% in 1995. The decrease as a percentage of revenues was primarily due to decreased spending on marketing programs and reduced headcount.

     Product Development. Product development expenses were $27.7 million and $25.9 million, representing 13.7% and 12.8% of total revenues in 1996 and 1995, respectively. The increase of $1.8 million in 1996 was primarily the result of lower amounts qualifying for capitalization as software development costs under Marcam's policies.

     Gross research and product development expenditures in 1996 and 1995 were $39.9 million and $41.1 million, respectively. The $1.2 million decrease was primarily due to Marcam's decision in the fourth quarter of 1995 to cease development of the PRISM Client/Server products and to the Foresight divestiture. This decrease was partially offset by the increased investment in Marcam's object technology. The amounts of software development costs capitalized were $12.2 million and $15.2 million for 1996 and 1995, respectively, representing 30.6% and 37.0% of gross research and development expenditures.

     General and Administrative. General and administrative expenses, which include Marcam's finance, accounting and corporate administrative functions, increased by $1.6 million in 1996 from 1995. The increase was due primarily to a $1.0 million charge taken in the second quarter of 1996 for service contract claims and legal costs, as well as investments in internal information systems.

     Restructuring Charges. During the third and fourth quarters of fiscal 1996, Marcam recorded restructuring charges of $8.3 million and $2.3 million, respectively. The $10.6 million of charges related to a restructuring of Marcam's global operations and the divestiture of FSI. At September 30, 1996, $4.0 million related to these charges remained in accrued liabilities. Management believes that the remaining balance will be adequate to cover future expenditures associated with the 1996 restructuring actions and expects that the restructuring actions will be complete by the end of fiscal 1997. See "Overview".

     Litigation Settlement. During the second quarter of 1996, Marcam reached an agreement to settle the shareholder class action litigation which was brought against Marcam in August 1994. Of the $5.8 million settlement, Marcam contributed $2.8 million from its own funds, with the remainder provided by insurance. Marcam recorded a charge of $3.3 million to cover the settlement and other related expenses.

     Interest and Other Income. Interest and other income increased $0.7 million in 1996 from 1995. The increase was due to higher average cash balances resulting from the financing activities undertaken during the quarters ended September 30, 1995 and September 30, 1996, and higher interest rates on invested balances.

     Interest and Other Expense. Interest and other expense increased $1.1 million in 1996 from 1995. The increase in 1996 was primarily due to interest expense from capital leases and other financings, as well as franchise taxes.

     Provision for Income Taxes. The income tax expenses for 1996 of $4.6 million and 1995 of $2.6 million were primarily due to foreign withholding taxes and income taxes on income generated in foreign jurisdictions for which tax credit utilization is currently uncertain. There was no tax benefit recorded in 1996 or 1995 for losses generated during the periods due to the uncertainty of realizing such benefits.


     Fiscal 1995 Compared to Fiscal 1994

     Revenues. Total revenues increased 17.0% to $202.3 million in 1995 from $172.9 million in 1994. License fee revenue increased 13.2% to $105.2 million in 1995 from $93.0 million in 1994. The increase in license fees resulted from license revenue growth for all product lines, with the most rapid rate of growth in the MAPICS XA and Foresight products. License revenue also grew most rapidly overseas, especially in Asia Pacific and Latin America.

     Services revenue increased 21.5% to $97.1 million in 1995 from $79.9 million in 1994. The services revenues increase, which occurred in all geographies, was due to growth in Marcam's consulting and support businesses. This was primarily the result of the growth in the installed customer base.

     Cost of License Revenues. Cost of license revenues represented 17.7% and 14.7% of license revenues in 1995 and 1994, respectively. The cost of license revenues increased in 1995 primarily due to increased amortization of capitalized software resulting from newly-released object-technology products, and increased levels of translations of all products into foreign languages.

     Cost of Services Revenues. Cost of services revenues represented 64.8% and 63.3% of services in 1995 and 1994, respectively. The increase in cost of services revenues as a percentage of services revenues in 1995 was primarily the result of lower margins realized in Marcam's implementation consulting business. This was due to the increased use of external resources utilized to meet high demand. External resources, although flexible, are generally more costly than internal resources.

     Selling and Marketing. Selling and marketing expenses increased $5.6 million or 6.9%, in 1995 from 1994. The modest rate of increase was primarily due to expense controls. These controls were offset in part by an increase in the percentage of license sales generated by Marcam's indirect selling channel, primarily for the MAPICS XA product line, which has higher selling and marketing costs than Marcam's direct sales channel. The increase was also partially offset by a decrease from 1995 to 1994 in the provision for doubtful accounts due to higher provisions in 1994 for specific situations associated with the Varnet acquisition.

     Product Development. Product development expenses were $25.9 million and $19.7 million, representing 12.8% and 11.4% of total revenues in 1995 and 1994, respectively. The increase of $6.3 million in 1995 was primarily the result of increased investments in Marcam's object technology offset in part by a reduced level of computer software costs capitalized.

     Gross research and product development expenditures in 1995 and 1994 were $41.1 million and $36.4 million, respectively. The amounts of computer software costs capitalized were $15.2 million and $16.8 million for 1995 and 1994, respectively, representing 37.0% and 46.0% of gross research and development expenditures.

     General and Administrative. General and administrative expenses increased by $0.5 million in 1995 from 1994. The increase was due primarily to increased legal expenses incurred by Marcam.

     Restructuring Charge. In the fourth quarter of fiscal 1995, Marcam recorded a restructuring charge of $28.8 million related to the cessation of development of the PRISM Client/Server product line, intangible asset write-offs, staffing reductions, the consolidation of certain facilities and reorganization of the Foresight product organization. This charge reflected costs of approximately $9.1 million associated with the decision to discontinue PRISM Client/Server development, including the costs of customer commitments and the write-off of previously capitalized software. The charge also reflected costs of $16.3 million associated with the write-off of capitalized software and other intangible assets, the future values of which were impaired by restructuring actions or were not supported due to changes in business outlook. The charge included $2.3 million related to the closure or consolidation of certain European facilities, including related write-offs of property and equipment, and $1.1 million related to the headcount reduction of forty employees.

     Interest and Other Income. Interest and other income increased $0.3 million in 1995 from 1994. The increase was due to higher average cash balances resulting from the capital raised during the fourth quarter, and higher interest rates on invested balances.

     Interest and Other Expense. Interest and other expense increased $1.3 million in 1995 from 1994. The increase in 1995 was due primarily to a full year of interest expense and amortization of warrants associated with the $25.0 million Subordinated Notes which were issued in May 1994.

     Provision for Income Taxes. The income tax expense for fiscal 1995 of $2.6 million was primarily due to foreign withholding taxes and income taxes on income generated in foreign jurisdictions for which tax credit utilization is currently uncertain. The income tax benefit of $0.7 million in fiscal 1994 was primarily due to the carry-back of operating losses and research and experimentation credits.


Liquidity and Capital Resources

     Marcam has funded its activities primarily from cash generated from operations, from borrowings and from equity financings.

     Current assets decreased $2.0 million at March 31, 1997 to $76.5 million from $78.6 million at September 30, 1996. This decrease was primarily due to lower cash and accounts receivable balances partially offset by higher prepaid expenses and other current assets. The decrease in cash is attributable to cash used to fund operating losses, restructuring related payments and investments in software development and fixed assets. The decrease in accounts receivable is primarily due to decreased revenues for the six-month period ended March 31, 1997 as compared to the six-month period ended September 30, 1996. The increase in prepaid expenses and other current assets is primarily related to increased general insurance prepayments and a reclassification of certain long-term other assets to current assets due to their scheduled realization.

     Current liabilities increased $0.3 million at March 31, 1997 to $94.3 million from $94.0 million at September 30, 1996. The increase was primarily due to the increase in deferred revenue, which resulted from the annual billing of the majority of Marcam's maintenance contracts. The maintenance contracts period for the PRISM, Protean and Avantis products is predominantly from January to December, with the billing occurring in January of every year. The revenues from these maintenance contracts are deferred and recognized ratably over the contract period. The increase in deferred revenues was partially offset by decreases in accounts payable and accrued expenses and other current liabilities. These decreases were primarily due to reductions in restructuring reserves and affiliate commissions payable. As a result of the decrease in current assets and the increase in current liabilities, the working capital deficit increased by $2.3 million from a working capital deficit of $15.5 million at September 30, 1996 to a working capital deficit of $17.7 million at March 31, 1997.

     During the six-month period ended March 31, 1997, operating activities provided $5.4 million of cash, as support fees received more than offset operating expenses and cash outlays for restructuring expenditures and affiliate fees. During the same period, investing activities used $7.3 million of cash primarily for the purchase of fixed assets and expenditures for software development. Financing activities during the same period provided $0.4 million of cash primarily from proceeds received from the sale of stock to employees, partially offset by payments made on capitalized leases.

     At March 31, 1997, Marcam had outstanding $25.0 million in aggregate principal amount of 9.82% unsecured Subordinated Notes due April 30, 2001. The terms of the subordinated debt contain financial covenants which, among other things, require the maintenance of certain financial ratios, limit the ability to incur additional debt, and preclude the payment of dividends. Marcam currently is in compliance with these covenants, as amended. In connection with the Distribution, the Subordinated Notes will remain an obligation of MAPICS and will not be an obligation of Marcam Solutions.

     Marcam has a revolving credit line, as amended in May 1997, of $20.0 million, with borrowing availability limited to 80 percent of qualifying accounts receivable. Borrowings under this facility bear interest at a designated prime rate plus one percent (1%) per annum. Marcam's obligations under this credit facility are secured by liens on substantially all of Marcam's assets. In addition, this credit facility contains covenants, which, among other things, impose certain limitations or prohibitions on Marcam with respect to additional indebtedness, liens, and capital leases; the payment of dividends on, and the redemption or repurchase of, capital stock of Marcam; investments and acquisitions; the merger or consolidation of Marcam with any person or entity and the disposition of any of the property or assets of Marcam. In connection with the Distribution, this revolving credit facility will remain an obligation of MAPICS and will not be an obligation of Marcam Solutions.

     In fiscal years 1995 and 1996, Marcam recorded restructuring charges of $28.8 million and $10.6 million, respectively. At March 31, 1997, a balance of $1.6 million associated with these charges remained in accrued expenses and is expected to result in cash expenditures.

     Marcam has used cash during fiscal years 1997, 1996 and 1995 to fund strategic investments, in particular substantial expenditures for new product development, and operating losses. For the first two quarters of fiscal 1997 and for fiscal years 1996 and 1995, Marcam's product development expenditures were $20.9 million, $39.9 million, and $41.2 million, respectively. During the remainder of fiscal year 1997, Marcam currently intends to continue to make investments in product development and may need to continue to fund operating losses. In addition, Marcam currently expects to use approximately $9.0 million in cash to fund the restructuring actions to be taken in the third fiscal quarter of 1997 and the costs of the Distribution. Marcam's objective is to fund these investments, restructuring actions and costs and any losses primarily with cash from improved operations. Marcam's timely ability to generate cash from operations depends upon, among other things, revenue growth, completion and market acceptance of new products, success in enhancing and selling its current AS/400-based families of products, improvements in operating productivity, and payment terms and collection of accounts receivable.

     There can be no assurances that Marcam's operations will generate sufficient cash to finance these activities. Until operations improve to meet its cash requirements, Marcam will need to rely on existing cash resources and borrowings under its credit facility. Marcam currently anticipates that its available cash and borrowing capacity will be sufficient to fund operations in 1997. If, however, such sources prove insufficient in 1997, or over the longer term, Marcam will be required to make changes in operations or seek additional debt or equity financing. There can be no assurances that additional debt or equity financing will be available or available with terms acceptable to the company. In addition, there can be no assurances that the Proposed MAPICS Public Offering will be successful or completed by the current fiscal year ended September 30, 1997.


Inflation

     To date, Marcam believes inflation has not had a material impact on Marcam's operation.


Recently Issued Pronouncements

     In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), was issued which will require Marcam to elect either expense recognition under SFAS 123 or its disclosure-only alternative for stock-based employee compensation. The expense recognition provision encouraged by SFAS 123 would require fair-value based financial accounting to recognize compensation expense for employee stock compensation plans. Marcam has determined that it will elect the disclosure-only alternative. Marcam will be required to disclose the pro forma net income and pro forma net income per share in the notes to the consolidated financial statements using the fair-value based method beginning in fiscal 1997 after the Distribution, with comparable disclosures for fiscal 1996. Marcam has not determined the impact that these pro forma adjustments will have on its net income or income per share.

     In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), was issued which will require Marcam to present basic and diluted earnings per share ("EPS"). Basic EPS, which replaces primary EPS, excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS under existing rules. SFAS 128 requires restatement of all prior period earnings per share data presented. Marcam will adopt SFAS 128 as of October 1, 1998 and has not yet determined the impact of the adoption.

                         MANAGEMENT OF MARCAM SOLUTIONS


     Prior to the Distribution, the Board of Directors of Marcam Solutions ("Marcam Solutions Board") is expected to consist of five individuals. Currently, Michael J. Quinlan is the sole director of Marcam Solutions. Prior to the Distribution, the Company, as sole stockholder of Marcam Solutions, plans to elect the following individuals to the Marcam Solutions Board: Paul A. Margolis, John Campbell, William O. Grabe and Richard S. Hickok. In addition, it is expected that the executive officers identified below will be appointed by the Marcam Solutions Board.


Executive Officers and Directors


             Name                   Age                          Position
---------------------------------   -----   ------------------------------------------------------
Michael J. Quinlan   ............   55      President, Chief Executive Officer and Director
George A. Chamberlain 3d   ......   61      Chief Financial Officer and Vice President of Finance
Thomas D. Ebling  ...............   42      Senior Vice President, Development and Support
Sharon R. Clark   ...............   45      Vice President, Marketing and Communications
Paul A. Margolis  ...............   44      Chairman and Director
John Campbell  ..................   49      Director
William O. Grabe(1)  ............   59      Director
Richard S. Hickok(1)(2) .........   71      Director


------------

(1) Member of Compensation Committee.

(2) Member of Audit Committee.


     Mr. Quinlan will serve as Marcam Solutions' President and Chief Executive Officer and as a director. Mr. Quinlan has served as Marcam's President and Chief Executive Officer since January 1996 and as a director of Marcam since February 1996. Prior to joining Marcam, Mr. Quinlan was Senior Vice President of Marketing for Telular Corporation, a developer of fixed wireless phone systems, from June 1994 to October 1995. From July 1992 to June 1994, he was Director of Technology at the Wharton School, and Chief Executive Officer of Access Technology Group, a multimedia production company specializing in executive presentations and sales tools, from July 1993 and June 1994. Prior to 1992, Mr. Quinlan held a number of senior management positions including Director of Strategic Planning, President of the National Accounts Division and Chief Financial Officer of IBM's Asia Pacific Group.


     Mr. Chamberlain will serve as Marcam Solutions' Chief Financial Officer and Vice President of Finance. Mr. Chamberlain has served as Marcam's Chief Financial Officer since September 1994. Prior to joining Marcam, Mr. Chamberlain was an Executive Vice President with Capital Technologies, Inc., a consulting and venture capital company, during 1993 and 1994. Mr. Chamberlain retired from Digital Equipment Corporation in 1992, where he had most recently been Vice President of Finance. Mr. Chamberlain will become a director of MAPICS following the Distribution.


     Mr. Ebling will serve as Marcam Solutions' Senior Vice President, Development and Support. Mr. Ebling has served as Marcam's Senior Vice President, Protean Development since September 1996. Mr. Ebling, who joined Marcam in 1981, has also served as Marcam's Vice President, Product Development and Support from 1981 to 1988, Senior Vice President, Product Development and Support from 1988 to 1994 and Senior Vice President, Development from 1994 to August 1996.


     Ms. Clark will serve as Marcam Solutions' Vice President, Marketing and Communications. Ms. Clark has served as Marcam's Vice President, Corporate Marketing since August 1996. Prior to joining Marcam, Ms. Clark was a managing principal at Right Management Consultants, a worldwide human resource and career counseling firm, from March 1995 to August 1996. From 1973 to October 1994, Ms. Clark held various sales, marketing and technical executive positions with IBM, most recently as Director, Architecture and Infrastructure for the Information System organization.


     Mr. Margolis, a co-founder of Marcam, has served as its Chairman of the Board since its organization in 1980. Since 1996, Mr. Margolis has been an employee of Longworth Management Company, Inc., which provides consulting services. Mr. Margolis served as Marcam's President and Chief Executive Officer from 1980 until January 1996. Mr. Margolis is a director of Dendrite International, Inc.

     Mr. Campbell, a co-founder of Marcam, has served as a director since its organization in 1980. Mr. Campbell also served as its Executive Vice President from 1980 until April 26, 1996.

     Mr. Grabe has been a director of Marcam since October 1995. Mr. Grabe has been a managing member of General Atlantic Partners, LLC since 1992. From 1990 to 1992, Mr. Grabe was a corporate vice president with IBM. Mr. Grabe is also a director of Compuware Corporation, Gartner Group, Inc., Centura Software Corporation, Baan Company N.V. and Coda, Plc.

     Mr. Hickok has been a director of Marcam Corporation since 1983. Mr. Hickok retired in 1983 from KPMG Main Hurdman, Certified Public Accountants, where he was Chairman from 1981. Mr. Hickok was President of KMG, the international firm of Main Hurdman, from 1981 to 1983. Mr. Hickok is also a director of Marsh & McLennan Companies, Inc., Comstock Resources, Inc., Alpine Lace Brands, Inc. and Projectavisions, Inc.

     Pursuant to Marcam Solutions' Certificate of Incorporation, Marcam Solutions' Board of Directors is divided into three classes. Each director is elected for a three-year term of office, with one class of directors being elected at each annual meeting of stockholders. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal. Messrs. Grabe and Hickok will serve in Class I whose term expires in 1998; Messrs. Campbell and Margolis will serve in Class II whose term expires in 1999; and Mr. Quinlan will serve in Class III whose term expires in 2000.


Executive Compensation

     In fiscal 1996, the executive officers of Marcam Solutions will not have been paid any compensation by Marcam Solutions. Rather, such persons will have been paid compensation by Marcam. The following table sets forth the compensation received from Marcam by the person expected to be the Chief Executive Officer of Marcam Solutions and the other three most highly compensated persons expected to become executive officers of Marcam Solutions after the Distribution (the "Named Executive Officers"). No other person expected to become an executive officer of Marcam Solutions who held office during fiscal 1996 met the definition of "highly compensated" within the meaning of the Commission's executive compensation disclosure rules.


                          Summary Compensation Table

                                                                             Long-Term
                                                                            Compensation
                                                                              Awards/
                                                                            Securities
                                                      Annual                Underlying
                                                   Compensation(1)            Options            All Other
Name and Principal Position         Year      Salary($)     Bonus($)(2)      (#)(3)(4)       Compensation($)(5)
---------------------------------   ------   -----------   -------------   --------------   -------------------
Michael J. Quinlan(6)               1996      $175,385       $40,000          250,000             $   84
President and Chief
Executive Officer

George A. Chamberlain 3d(7)         1996      $240,000       $20,000          120,000             $2,459
Chief Financial Officer and Vice
President of Finance

Thomas D. Ebling(8)                 1996      $178,740       $23,500               --             $2,640
Senior Vice President,
Development and Support

Sharon R. Clark(9)                  1996      $ 24,615       $     0           40,000             $   16
Vice President, Marketing
and Communications


------------
(1) Excludes perquisites the aggregate annual amount of which for each officer was less than the lesser of $50,000 or 10% of the total compensation reported as salary and bonus.

(2) Includes bonus payments earned by the Named Executive Officers in the year indicated for services rendered in such year which were paid in the next subsequent year.

(3) Marcam did not grant any restricted stock awards or stock appreciation rights ("SARs") or make any long-term incentive plan payouts to the Named Executive Officers during the fiscal years ended September 30, 1996, 1995 or 1994.

(4) All options are incentive stock options unless otherwise noted.

(5) "All Other Compensation" consists of amounts contributed on behalf of the Named Executive Officers under Marcam's group life insurance policy and, for fiscal years 1995 and 1996, matching contributions made by Marcam to Marcam's 401(k) Plan based on a percentage of the individual's contributions to the 401(k) Plan.

(6) Mr. Quinlan joined Marcam in January 1996 as its President and Chief Executive Officer. The 250,000 options granted during fiscal 1996 were granted on January 1, 1996 upon the commencement of his employment.

(7) Mr. Chamberlain joined Marcam in September 1994 as its Chief Financial Officer. Mr. Chamberlain was granted 120,000 non-qualified stock options on September 8, 1994.

(8) Mr. Ebling served as an executive officer of Marcam until September 1996. Mr. Ebling is currently Senior Vice President, Protean Development of Marcam.

(9) Ms. Clark joined Marcam in August 1996 as its Vice President, Corporate Marketing. Ms. Clark was granted 40,000 options on July 26, 1996, 20,000 options on January 9, 1997 and 15,000 options on March 14, 1997.


                       Option Grants in Last Fiscal Year

     The following table provides information with respect to stock option grants made pursuant to Marcam's 1987 and 1994 Stock Plans, as amended, during the fiscal year ended September 30, 1996 to the Named Executive Officers. Marcam did not grant any stock appreciation rights in fiscal 1996.



                                            Percent of
                                              Total                            Potential Realizable Value at
                              Number of      Options                           Assumed Annual Rates of Stock
                              Securities    Granted to  Exercise               Price Appreciation for Option
                              Underlying    Employees   or Base                          Term(2)
                               Options      in Fiscal   Price    Expiration    -----------------------------
Name                          Granted(#)     Year(1)    (S/SH)      Date          5%($)           10%($)
---------------------------- ------------ ------------ --------- -----------   ------------    -----------
Michael J. Quinlan(3)    ...   250,000         39%       $ 15.25    1/1/06     $2,397,661       $6,076,143
George A. Chamberlain 3d             0         --             --        --             --               --
Thomas D. Ebling   .........         0         --             --        --             --               --
Sharon R. Clark(4)    ......    40,000          6%        10.875   7/26/06        273,569          693,278


------------
(1) Options to purchase a total of 647,704 shares of Marcam Common Stock were granted to employees in fiscal 1996 under Marcam's 1987 and 1994 Stock Plan.

(2) Amounts reported in this column represent hypothetical amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation of Marcam's Common Stock over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect future stock price growth. Actual gains, if any, on stock option exercises and stock holdings are dependent on the timing of such exercise and the future performance of the MAPICS and Marcam Solutions Common Stock. See "The Distribution Proposal--Relationship Between MAPICS and Marcam Solutions After the Distribution-Distribution Agreement."

(3) The indicated options were granted on January 1, 1996 and become exercisable at the rate of 20% per annum.

(4) The indicated options were granted on July 26, 1996 and become exercisable at the rate of 20% per annum. Since September 30, 1996, Ms. Clark has been granted 35,000 options.


                  Option Exercises and Fiscal Year-End Values

     The following table sets forth information with respect to options to purchase Marcam's Common Stock granted under the 1987 and 1994 Stock Plans, as amended, to the Named Executive Officers of Marcam Solutions, including (i) the number of shares of Common Stock received upon exercise of options in the fiscal year ended September 30, 1996, (ii) the net value realized upon such exercise, (iii) the number of unexercised options held as September 30, 1996, and (iv) the aggregate dollar value of unexercised options held at September 30, 1996.

 Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year-End Option
                                     Values

                                                            Number of Securities Underlying    Value of Unexercised In-The-
                                                                 Unexercised Options                Money Options At
                                                              at September 30, 1996(#)           September 30, 1996($)(1)
                            Shares Acquired      Value      -------------------------------   ----------------------------
Name                         On Exercise(#)   Realized($)   Exercisable      Unexercisable    Exercisable   Unexercisable
--------------------------- ----------------- ------------- -------------    --------------   ------------- --------------
Michael J. Quinlan   ......        0               --               0          250,000               0              0
George A. Chamberlain 3d           0               --          48,000          72,000          $42,000        $63,000
Thomas D. Ebling  .........        0               --          28,634          87,158          $25,000        $12,500
Sharon R. Clark   .........        0               --               0          40,000                0         35,000


------------
(1) Value is based on the difference between the option exercise price and the fair market value at September 30, 1996 ($11.75) multiplied by the number of shares underlying the option.


     After the Distribution, Marcam Solutions intends to maintain base salary levels for its executive officers commensurate with the current salary levels maintained by Marcam. In addition, Marcam Solutions expects to implement incentive compensation and stock option arrangements substantially similar to those currently maintained by Marcam.

     See "The Distribution Proposal--Relationship Between MAPICS and Marcam Solutions After the Distribution," for a description of the effects of the Distribution on the options to purchase Marcam's Common Stock.

                  PRINCIPAL STOCKHOLDERS OF MARCAM SOLUTIONS

     The following table sets forth certain information regarding beneficial ownership of Marcam Solutions' voting securities after giving effect to the Distribution (i) by each person who, to the knowledge of Marcam Solutions, beneficially owns more than 5% of any class of Marcam Solutions' voting securities, (ii) by each person who is expected to become a director of Marcam Solutions immediately following the Distribution, (iii) by each person who is expected to become an executive officer of Marcam Solutions immediately following the Distribution, and (iv) by all persons who are expected to become directors and executive officers of Marcam Solutions immediately following the Distribution as a group.


                                                                                 Shares             Percent of
Name and Address                                                          Beneficially Owned(1)     Total Shares
-----------------------------------------------------------------------   -----------------------   -------------
General Atlantic Partners, LLC(2)  ....................................          2,000,000              25.4%
 c/o General Atlantic Service Corporation
 3 Pickwick Plaza
 Greenwich, CT 06830
Clover Capital Management, Inc.(3) ....................................          1,314,312              17.8%
 11 Tobey Village Office Park
 Pittsford, NY 14534
Pioneer Management Corporation(4)  ....................................            570,000               7.7%
 60 State Street
 Boston, MA 02109
Michael J. Quinlan(5)  ................................................             25,350                 *
George A. Chamberlain 3d(6)  ..........................................             24,000                 *
Thomas D. Ebling(7)    ................................................             32,521                 *
Sharon R. Clark(8)  ...................................................              5,500                 *
John Campbell(9) ......................................................            101,403               1.4%
William O. Grabe(10)   ................................................          2,000,000              25.4%
Richard S. Hickok(11)  ................................................             20,498                 *
Paul A. Margolis(12)   ................................................            246,519               3.3%
All executive officers and directors as a group (8 Persons)(13)  ......          2,455,791              31.3%


------------
*less than 1%

 (1) The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted below. Information is as of April 30, 1997, unless otherwise indicated.
 (2) Includes warrants to purchase 431,595 and 68,405 shares of Marcam Solutions Common Stock to be issued in connection with the Distribution to General Atlantic Partners 32, L.P. ("GAP 32") and GAP Coinvestment Partners, L.P. ("GAP Coinvestment"), respectively. See "The Distribution Proposal--Relation Between MAPICS and Marcam Solutions After the Distribution--Distribution Agreement" and "Description of Marcam Solutions Capital Stock--Warrants." GAP Coinvestment, GAP 32 and General Atlantic, LLC ("GAP LLC"), the sole general partner of GAP 32 (the "GA Entities"), own beneficially 2,000,000 shares of Common Stock of Marcam Solutions. Mr. Grabe, William E. Ford, Steven A. Denning, David C. Hodgson, Stephen P. Reynolds and J. Michael Cline (the "GA Members") are the managing members of GAP LLC, which is the sole general partner of GAP 32, and are the same persons who have voting and investment control over securities held by GAP Coinvestment. The GA Members disclaim beneficial ownership of such shares, except to the extent of each member's proportionate pecuniary interest therein.
 (3) According to Amendment No. 3 to Schedule 13G dated February 11, 1997. Clover Capital Management, Inc., a registered investment adviser for various accounts, has shared voting and investment power with respect to 1,314,312 shares.
 (4) According to Amendment No. 1 to Schedule 13G dated January 21, 1997. Of the 570,000 shares beneficially owned by Pioneer Management Corporation, it has sole voting power with respect to 570,000 shares, shared investment power with respect to 566,000 shares and sole investment power with respect to 4,000 shares.
 (5) Consists of 350 shares held by Mr. Quinlan's wife and 25,000 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.
 (6) Consists of 24,000 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.
 (7) Includes 4,500 shares held by Mr. Ebling's wife and 1,800 shares held by a trust for the benefit of his minor children; Mr. Ebling disclaims beneficial ownership of all such shares. Also includes 17,896 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.
 (8) Consists of 5,500 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.
 (9) Includes 50,000 shares held by Mr. Campbell's wife and 2,000 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.
(10) Consists of 2,000,000 shares of Marcam Solutions Common Stock beneficially owned by the GA Entities. See note 2, above.
(11) Includes 3,250 shares held by Mr. Hickok's wife; Mr. Hickok disclaims beneficial ownership of all such shares. Also includes 5,300 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.
(12) Includes 22,222 shares held in trust and 8,993 shares issuable upon the exercise of outstanding stock options exercisable currently or within 60 days.
(13) Includes 88,689 shares which the executive officers and directors as a group have the right to acquire upon the exercise of outstanding stock options exercisable currently or within 60 days granted under Marcam's stock plans. In addition, includes 9,550 shares held by family members of officers or directors, as to which shares the applicable officer or director disclaims beneficial ownership.

                 DESCRIPTION OF MARCAM SOLUTIONS CAPITAL STOCK


     Marcam Solutions' authorized capital stock presently consists of 30,000,000 shares of common stock, $.01 par value (the "Marcam Solutions Common Stock") and 5,000,000 shares of preferred stock, par value $.01 per share (the "Marcam Solutions Preferred Stock"). There is one share of Marcam Solutions Common Stock issued and outstanding, which is owned by Marcam. Based on the number of shares of Marcam Common Stock and Marcam Preferred Stock outstanding on the Meeting Record Date, approximately 14,785,010 shares of Marcam Solutions Common Stock will be issued and outstanding immediately after the Distribution. No shares of Marcam Solutions Preferred Stock will be issued in connection with the Distribution. All of the shares of Marcam Solutions Common Stock issued in the Distribution will be validly issued, fully paid and non-assessable.


Common Stock

     Holders of Marcam Solutions Common Stock will be entitled to one vote for each share on all matters voted on by Marcam Solutions stockholders, including the election of directors and, except as otherwise required by law or provided in any resolution adopted by the Marcam Solutions Board of Directors with respect to any series of Marcam Solutions Preferred Stock, will exclusively possess all voting power. The holders of the Marcam Solutions Common Stock will not have any cumulative voting, conversion, redemption or preemptive rights. Subject to any preferential rights of any outstanding series of Marcam Solutions Preferred Stock designated by the Marcam Solutions Board from time to time, the holders of Marcam Solutions Common Stock will be entitled to receive dividends when, as and if declared by the Marcam Solutions Board out of funds legally available therefor. Upon the liquidation, dissolution or winding up of Marcam Solutions, holders of Marcam Solutions Common Stock share ratably in the assets of Marcam Solutions available for distribution to its stockholders, subject to the preferential rights of any then outstanding Marcam Solutions Preferred Stock.


Preferred Stock

     The Marcam Solutions Board is authorized, without further stockholder approval, to issue from time to time, up to 5,000,000 shares of Marcam Solutions Preferred Stock in one or more series. Each such series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Marcam Solutions Board. The issuance of Marcam Solutions Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Marcam Solutions. Marcam Solutions has no present plans to issue any shares of Marcam Solutions Preferred Stock. In connection with the Shareholder Rights Plan adopted by Marcam Solutions, the Certificate of Incorporation of Marcam Solutions provides for the issuance of 30,000 shares of Marcam Solutions Preferred Stock designated Series A Junior Participating Preferred Stock, par value $.01 per share (the "Marcam Solutions Junior Preferred Stock"). For information regarding the Series A Junior Participating Preferred Stock, see "Marcam Solutions Rights Plan."


Warrants

     On July 19, 1996, in connection with the issuance and sale of Convertible Preferred Stock of Marcam, Marcam issued and sold warrants to purchase an aggregate of 1,000,000 shares of its Common Stock, for an aggregate purchase price of $500,000 (the "GA Warrants"). The GA Warrants are exercisable at any time through July 23, 2003 at an exercise price of $15.36 per share.

     See "The Distribution Proposal--Warrants," for a description of the effects of the Distribution on the GA Warrants.


Delaware Law and Certain Charter Provisions

     In February 1988, a law regulating corporate takeovers (the "Anti-Takeover Law") took effect in Delaware. In certain circumstances, the Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who owns 15% or more of the corporation's outstanding voting stock) for three years following the date on which such stockholder became an "interested stockholder" subject to certain exceptions, unless the transaction is approved by the board of directors and the holders of at least 662/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the "interested stockholder" owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain employee stock plans). A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision either in its original certificate of incorporation or in its certificate of incorporation or by-laws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. Marcam Solutions is a Delaware corporation that is subject to the Anti-Takeover Law and has not "opted out" of its provisions.

     In addition to the directors' ability to issue shares of Marcam Solutions Preferred Stock in one or more series, the Certificate of Incorporation and By-Laws of Marcam Solutions contain several other provisions that are commonly considered to have an anti-takeover effect. Marcam Solutions' Certificate of Incorporation includes a provision classifying the Marcam Solutions Board into three classes with staggered three-year terms, a provision prohibiting stockholder action by written consent except as otherwise provided by law and a provision requiring 75% stockholder approval for certain actions taken with respect to the Certificate of Incorporation. Under the Certificate of Incorporation and By-Laws of Marcam Solutions, the directors may enlarge the size of the Marcam Solutions Board and fill any vacancies on the Board unless and until filled by the stockholders of Marcam Solutions. The Marcam Solutions' By-Laws provide that nominations for directors may not be made by stockholders at any annual or special meeting unless the stockholder intending to make a nomination notifies Marcam Solutions of its intention a specified period in advance and furnishes certain information. The Marcam Solutions' By-Laws also provide that special meetings of the stockholders of Marcam Solutions may be called only by the Chairman of the Board (if any), the President or a majority of the Marcam Solutions Board and require advance notice of business to be brought by a stockholder before the annual meeting.

     Marcam Solutions' Certificate of Incorporation also include provisions to
(i) eliminate the personal liability of Marcam Solutions' directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporate Law and (ii) indemnify Marcam Solutions' directors and officers to the fullest extent permitted by Delaware law, including under circumstances in which indemnification is otherwise discretionary. Also, Marcam Solutions' will enter into indemnity agreements with each of its directors and certain executive officers. Those agreements will require Marcam Solutions to indemnify such individuals to the fullest extent permitted by Delaware law.

     The foregoing provisions of Delaware law and Marcam Solutions' Certificate of Incorporation and By-Laws could have the effect of discouraging others from attempting hostile takeovers of Marcam Solutions. Such provisions may also have the effect of preventing changes in the management of Marcam Solutions. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.


Rights Plan

     The Marcam Solutions Board has adopted a Shareholder Rights Plan and will cause to be issued with each share of Marcam Solutions Common Stock issued to Marcam's stockholders in the Distribution one preferred stock purchase right (a "Marcam Solutions Right"). Each Marcam Solutions Right entitles the holder to purchase from Marcam Solutions a unit consisting of one one-thousandth of a share of Marcam Solutions Series A Junior Participating Preferred Stock, par value $.01 per share (the "Junior Preferred Shares"), of Marcam Solutions at a price of $25.00 per unit, subject to adjustment (the "Purchase Price"). The Marcam Solutions Rights is exercisable only if (i) a person or group other than an Exempt Person (as defined below) acquires beneficial ownership of 20% or more of the outstanding Marcam Solutions Common Stock (an "Acquiring Person"),
(ii) a person or group announces a tender offer or exchange offer the consummation of which would result in the beneficial ownership by such person or group of 20% or more of the outstanding Marcam Solutions Common Stock or
(iii) a person owning 10% or more of the Marcam Solutions Common Stock whose ownership is determined by the Marcam Solutions Board to be reasonably likely to cause a material adverse impact on the business or prospects of Marcam Solutions or to pressure Marcam Solutions to take action to benefit such person as opposed to Marcam Solutions is declared by the Marcam Solutions Board to be an adverse person (an "Adverse Person"). Until a Marcam Solutions Right is exercised, the holder thereof has no rights as a stockholder of Marcam Solutions. General Atlantic Partners and its affiliates are each deemed "Exempt Persons."

     In the event that (i) any person or group acquires 20% or more of the outstanding Marcam Solutions Common Stock, except pursuant to a tender or exchange offer for all shares at a price that a majority of the continuing directors determines to be fair, (ii) a person owning 10% or more of the Marcam Solutions Common Stock is determined by the Marcam Solutions Board to be an Adverse Person, (iii) a person owning 20% or more of the outstanding Marcam Solutions Common Stock engages in a merger with Marcam Solutions in which Marcam Solutions survives and the Marcam Solutions Common Stock remains outstanding and unchanged, or (iv) while there is an Acquiring Person, such person engages in certain self-dealing transactions or an event occurs which results in such person's stock holdings increasing by more than 1%, each holder of a Marcam Solutions Right, other than Marcam Solutions Rights beneficially owned by the Acquiring Person or the Adverse Person, thereafter has the right to receive upon exercise that number of shares of Marcam Solutions Common Stock having a market value of two (2) times the Purchase Price, and in the event that, while there is an Acquiring Person, Marcam Solutions is acquired in a business combination transaction in which it does not survive or 50% or more of its assets are sold, each holder of a Marcam Solutions Right thereafter has the right to receive upon exercise that number of shares of common stock of the acquiring company which at the time of the transaction will have a market value of two (2) times the Purchase Price. The events set forth in this paragraph are referred to as "Section 11(a)(ii) Events."

     At any time after the occurrence of a Section 11(a)(ii) Event, the Marcam Solutions Board may cause the Marcam Solutions Rights (other than Marcam Solutions Rights owned by such person or group) to be exchanged, in whole or in part, for Marcam Solutions Common Stock at an exchange rate of one (1) share of Marcam Solutions Common Stock per Marcam Solutions Right.

     The Marcam Solutions Board is generally entitled to redeem the Marcam Solutions Rights in whole at a price of $.01 per Marcam Solutions Right, until the tenth day following a public announcement that a 20% stock position has been acquired and in certain other circumstances.

     The Marcam Solutions Rights have a certain anti-takeover effects, in that they will cause substantial dilution to a person or group that attempts to acquire a significant interest in Marcam Solutions on terms not approved by the Marcam Solutions Board.


Transfer Agent

     The transfer agent and registrar for the Marcam Solutions Common Stock is Boston EquiServe LP.


                        MARCAM SOLUTIONS DIVIDEND POLICY

     Marcam Solutions has never paid any cash dividends on its Common Stock. Upon the completion of the Distribution, Marcam Solutions currently intends to retain future earnings to fund future development and growth and the operation of its business, and therefore does not anticipate paying any cash dividends in the foreseeable future. Covenants in the Marcam Solutions revolving credit facility prohibit the payment of cash dividends. Any future determination to pay cash dividends will be at the discretion of the Marcam Solutions Board and will be dependent upon Marcam Solutions' results of operations, financial condition, capital requirements and such other factors as the Marcam Solutions Board deems relevant.

              OTHER MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING


Approval of Proposed Change of Corporate Name

     At a meeting on April 28, 1997, the Board of Marcam voted unanimously to recommend to its stockholders that Marcam amend its Restated Articles of Organization to change its corporate name from "Marcam Corporation" to "MAPICS, Inc." (the "Name Change Amendment"). The Name Change Amendment is proposed in connection with the proposed spin-off of the portion of Marcam's business relating to its PRISM, Protean and Avantis product lines. Following the spin-off, Marcam will continue to conduct the portion of its business relating to the MAPICS product line.

     The Board of Marcam has proposed that Marcam change its name from "Marcam Corporation" to "MAPICS, Inc." in connection with the spin-off. The proposed name change to MAPICS, Inc. will create a stronger association between Marcam and the MAPICS product lines in the minds of the investment community, potential customers and others. As a result, the Board of Marcam believes that this name change is appropriate in connection with the Distribution and the intentional separation of the MAPICS product line, to be retained by Marcam, from the PRISM, Protean and Avantis product lines, to be transferred to Marcam Solutions.

     If the proposed Name Change Amendment is authorized by the stockholders of Marcam the change will become effective when articles of amendment are filed with the Secretary of the Commonwealth of Massachusetts, which would be expected to occur at or prior to the Distribution. Stock certificates of Marcam's Common Stock may be retained by the stockholders of Marcam and need not be exchanged for certificates containing Marcam's new name.

     Approval of the Name Change Amendment will require the affirmative vote of at least a majority of the combined voting power of the outstanding shares of all classes and series of Marcam's capital stock, voting together as a single class. The Board unanimously recommends a vote FOR the approval of the proposal to amend Marcam's Restated Articles of Organization to change the corporate name from "Marcam Corporation" to "MAPICS, Inc."


Approval of Proposed Increase in Number of Authorized Shares of Marcam Common Stock

     At a meeting on April 28, 1997, the Board of Marcam voted unanimously to recommend to its stockholders that Marcam amend its Restated Articles of Organization to increase the number of authorized shares of Marcam Common Stock, par value $.01 per share, from 30,000,000 shares to 50,000,000 shares (the "Common Stock Amendment"). Shares of Marcam Common Stock, including the additional shares proposed for authorization, do not have preemptive or similar rights.

     If the Common Stock Amendment is approved and after giving effect to shares of Marcam's Common Stock (i) subject to outstanding options granted under Marcam's stock plans, (ii) reserved for future issuance under Marcam's stock plans, and (iii) underlying outstanding warrants and convertible preferred stock of Marcam, the Board of Directors of Marcam will have the authority to issue 29,163,086 (as of May 9, 1997) shares of Marcam Common Stock without further stockholder approval. The Board of Marcam believes that the increase in the number of authorized shares of Marcam Common Stock is in the best interests of Marcam and its stockholders. The Board of Marcam believes that the authorized number of shares of Marcam Common Stock should be increased to provide sufficient shares for such corporate purposes as may be determined by the Board of Directors of Marcam to be necessary or desirable, which may include, without limitation, facilitating broader ownership of Marcam's Common Stock by effecting a stock split or issuing a stock dividend, raising capital or acquiring property through the sale of stock, or attracting or retaining valuable employees by the issuance of stock options. Marcam at present has no commitments, agreements or undertakings obligating it to issue any such additional shares; however, the Board of Marcam considers the authorization of additional shares of Marcam Common Stock advisable to ensure the prompt availability of shares for issuance should the occasion arise.

     Under Massachusetts law, the Board of Directors of Marcam generally may issue authorized but unissued shares of Marcam Common Stock without stockholder approval. The Board of Marcam does not currently intend to seek stockholder approval prior to any future issuance of additional shares of Marcam Common Stock, unless stockholder action is required in a specific case by applicable law, the rules of any exchange or market on which Marcam's securities may then be listed, or the articles of organization or by-laws of Marcam then in effect.

Frequently, opportunities arise that require prompt action and Marcam believes that the delay necessitated for stockholder approval of a specific issuance could be to the detriment of Marcam and its stockholders.

     The additional shares of Marcam Common Stock authorized for issuance pursuant to the Common Stock Amendment will have all of the rights and privileges which the presently outstanding shares of Marcam Common Stock possess; the increase in authorized shares would not affect the terms, or rights of holders, of existing shares of Marcam Common Stock. All outstanding shares of Marcam Common Stock would continue to have one vote per share on all matters to be voted on by the stockholders, including the election of directors.

     The authorized but unissued shares of Marcam Common Stock could be used to make more difficult a change in control of Marcam. For example, such shares could be sold to purchasers who might side with the Board of Marcam in opposing a takeover bid that the Board determines not to be in the best interests of Marcam and its stockholders. Such a sale could have the effect of discouraging an attempt by another person or entity, through the acquisition of a substantial number of shares of Marcam Common Stock, to acquire control of Marcam, since the issuance of new shares could be used to dilute the stock ownership of such person or entity. Marcam is not aware, however, of any pending or threatened efforts to obtain control of Marcam, and the Board of Marcam has no current intention to use the additional shares of Marcam Common Stock to impede a takeover attempt.

     Approval of the Common Stock Amendment to increase the number of authorized shares of Marcam Common Stock will require the affirmative vote of at least a majority of the combined voting power of the outstanding shares of all classes and series of Marcam's capital stock, voting together as a single class. The Board of Directors recommends a vote FOR the approval of the Common Stock Amendment to increase the number of authorized shares of Marcam Common Stock from 30,000,000 shares to 50,000,000 shares.


                             STOCKHOLDER PROPOSALS

     Proposals of Marcam stockholders intended for inclusion in the proxy statement to be furnished to all Marcam stockholders entitled to vote at Marcam's next annual meeting of stockholders must be received at Marcam's principal executive offices not later than September 10, 1997. In order to curtail controversy as to the date on which a proposal was received by Marcam, it is suggested that proponents submit their proposals by Certified Mail-Return Receipt Requested.


                           EXPENSES AND SOLICITATION

     The cost of solicitation of proxies will be borne by Marcam, and in addition to soliciting stockholders of Marcam by mail, the directors, officers and regular employees of Marcam may, without receiving additional compensation, solicit proxies personally or by telephone. Solicitation by directors, officers and regular employees of Marcam may also be made of some stockholders of Marcam in person or by mail, telephone or telegraph following the original solicitation. Marcam may request banks, brokers and other custodians, nominees and fiduciaries to forward proxy soliciting materials to the owners of stock of Marcam held in their names and, if so, will reimburse such banks, brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket costs incurred in connection with the distribution of such proxy materials. Marcam also expects to retain an independent proxy solicitation firm to assist in the solicitation of proxies. Marcam expects to pay such firm a fee, plus reimbursement of reasonable costs and expenses.


                                 LEGAL MATTERS

     The validity of the shares of Marcam Solutions Common Stock to be distributed hereby will be passed upon for Marcam Solutions by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.


                                    EXPERTS

     The combined balance sheets of MAPICS, Inc. as of September 30, 1996 and 1995 and the related combined statements of operations, divisional equity, and cash flows for each of the three years in the period ended September 30, 1996, included in this Proxy Statement/Prospectus, have been included in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of Marcam Corporation as of September 30, 1996 and 1995 and for each of the two years in the period ended September 30, 1996, included in this Proxy Statement/Prospectus and in Marcam's Annual Report on Form 10-K for the year ended September 30, 1996 and referred to below, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their reports dated October 24, 1996, accompanying such financial statements, and have been included and are incorporated herein by reference in reliance upon the reports of such firm, which reports are given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Marcam Corporation for the year ended September 30, 1994, have been included in this Proxy Statement/Prospectus and incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by Marcam with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act are incorporated in this Proxy Statement/Prospectus by reference as of their respective dates (File No. 0-18674): (1) Annual Report on Form 10-K for the fiscal year ended September 30, 1996, including portions of Marcam's Proxy Statement dated January 8, 1997 for its Annual Meeting of Stockholders held on February 12, 1997 set forth under the captions "Election of Directors," "The Board of Directors and its Committees," "Executive Compensation," "Securities Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Transactions"; (2) Quarterly Reports on Form 10-Q for the fiscal periods ended December 31, 1996 and March 31, 1997; (3) Current Reports on Form 8-K dated December 3, 1996 and May 9, 1997; (4) the section entitled "Description of Securities to be Registered" contained in Marcam Corporation's Registration Statement on Form 8-A filed with the Commission on December 5, 1996; and (5) the section entitled "Description of Securities to be Registered" contained in Marcam's Registration Statement on Form 8-A filed on June 29, 1990, as amended on Form 8 as filed with the Commission on August 13, 1990.

     All documents subsequently filed by Marcam pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to completion of the Distribution shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     Marcam will provide without charge to each person to whom a Proxy Statement/Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents described above (other than exhibits to such documents). Requests for such copies should be directed to George A. Chamberlain, 3d, Chief Financial Officer, Marcam Corporation, 95 Wells Avenue, Newton, Massachusetts 02159 (telephone: 617-965-0220).

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                 Page
                                                                                               -----
                             MARCAM CORPORATION (a)
Reports of Independent Accountants  ......................................................     F-2
Consolidated Balance Sheets as of September 30, 1995 and 1996  ...........................     F-4
Consolidated Statements of Operations for the years ended September 30, 1994, 1995 and
  1996  ..................................................................................     F-5
Consolidated Statements of Stockholders' Equity for the years ended September 30, 1994,
  1995 and 1996   ........................................................................     F-6
Consolidated Statements of Cash Flows for the years ended September 30, 1994, 1995 and
  1996  ..................................................................................     F-7
Notes to Consolidated Financial Statements   .............................................     F-8
Supplemental Financial Information (unaudited)  ..........................................     F-22
Consolidated Balance Sheets as of September 30, 1996 and March 31, 1997 (unaudited)    ...     F-23
Consolidated Statements of Operations for the three months and six months ended March 31,
  1996 and 1997 (unaudited)   ............................................................     F-24
Consolidated Statements of Cash Flows for the six months ended March 31, 1996 and 1997
 (unaudited)   ...........................................................................     F-25
Notes to Consolidated Financial Statements (unaudited)   .................................     F-26

                                  MAPICS, INC.
Report of Independent Accountants   ......................................................     F-28
Combined Balance Sheets as of September 30, 1995 and 1996 and March 31, 1997 (unaudited)..     F-29
Combined Statements of Operations for the years ended September 30, 1994, 1995 and 1996
  and for the six months ended March 31, 1996 and 1997 (unaudited)  ......................     F-30
Combined Statements of Divisional Equity for the years ended September 30, 1994, 1995 and
  1996 and for the six months ended March 31, 1997 (unaudited)    ........................     F-31
Combined Statements of Cash Flows the years ended September 30, 1994, 1995 and 1996 and
  for the six months ended March 31, 1996 and 1997 (unaudited)   .........................     F-32
Notes to Combined Financial Statements    ................................................     F-33


------------

(a) Upon the Distribution, these consolidated financial statements of Marcam Corporation will become the historical consolidated financial statements of Marcam Solutions, Inc.

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of Marcam Corporation:

We have audited the accompanying consolidated balance sheets of Marcam Corporation as of September 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marcam Corporation as of September 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the two years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.




                                                  COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
October 24, 1996

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Marcam Corporation:

We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of Marcam Corporation and subsidiaries for the year ended September 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Marcam Corporation and subsidiaries for the year ended September 30, 1994, in conformity with generally accepted accounting principles.



                                                  KPMG PEAT MARWICK LLP

Boston, Massachusetts
October 20, 1994

                             MARCAM CORPORATION (a)

                           Consolidated Balance Sheets
                      (In thousands, except per share data)



                                                                          September 30,
                                                                    -------------------------
                                                                     1995          1996
                    ASSETS
Current assets:
 Cash and cash equivalents (Note 2)   ...........................   $ 27,312      $ 21,817
 Short-term investments (Note 2)   ..............................     2,019             --
 Accounts receivable, net of allowances of $3,005 in 1995 and
  $2,472 in 1996 (Note 3) .......................................    60,327         50,602
 Prepaid expenses and other current assets  .....................     4,834          6,132
                                                                    --------      --------
    Total current assets  .......................................    94,492         78,551
                                                                    --------      --------
Property and equipment, net (Notes 2 and 4)    ..................    10,127         10,954
Computer software costs, net (Note 2)    ........................    30,183         31,292
MAPICS intangible costs, net (Notes 2 and 13)  ..................     5,965          5,325
Other assets  ...................................................     6,085          6,080
                                                                    --------      --------
    Total assets    .............................................   $146,852      $132,202
                                                                    ========      ========
      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable   .............................................   $ 11,077      $ 13,496
 Accrued expenses and other current liabilities (Note 5)   ......    44,542         41,272
 Deferred revenue   .............................................    38,228         39,235
                                                                    --------      --------
    Total current liabilities   .................................    93,847         94,003
                                                                    --------      --------
Long-term debt (Note 6)   .......................................    25,209         25,764
Deferred income taxes (Note 7)  .................................     1,150            761
                                                                    --------      --------
    Total liabilities  ..........................................   120,206        120,528
                                                                    --------      --------
Commitments and contingencies (Note 8)
Stockholders' equity (Notes 6 and 9):
 Preferred stock, $1.00 par value; 1,000 shares authorized
  Series D Convertible Preferred Stock, 225 shares issued and outstanding at September 30, 1995 and 1996 (liquidation
   preference of $22,500) .......................................       225            225
  Series E Convertible Preferred Stock, 100 shares issued and outstanding at September 30, 1996 (liquidation preference
   of $10,000)   ................................................        --            100
 Common stock, $.01 par value; 30,000 shares authorized at
  September 30, 1995 and 1996; 11,271 and 11,431 shares issued
  and outstanding at September 30, 1995 and 1996  ...............       113            114
 Additional paid-in capital  ....................................    65,672         76,602
 Accumulated deficit   ..........................................   (36,469)       (62,795)
 Unamortized deferred compensation    ...........................    (1,100)          (585)
 Cumulative translation adjustment    ...........................    (1,795)        (1,987)
                                                                    --------      --------
    Total stockholders' equity  .................................    26,646         11,674
                                                                    --------      --------
    Total liabilities and stockholders' equity    ...............   $146,852      $132,202
                                                                    ========      ========


------------

(a) Upon the Distribution, these consolidated financial statements of Marcam Corporation will become the historical consolidated financial statements of Marcam Solutions, Inc.


   The accompanying notes are an integral part of the consolidated financial statements.

                            MARCAM CORPORATION (a)

                     Consolidated Statements of Operations
                     (In thousands, except per share data)



                                                                  Year Ended September 30,
                                                         ------------------------------------------
                                                           1994           1995           1996
Revenues:
 License    ..........................................    $ 92,974      $ 105,232       $  93,137
 Services   ..........................................      79,902         97,100         108,287
                                                          --------      ---------       ---------
   Total revenues    .................................     172,876        202,332         201,424
                                                          --------      ---------       ---------
Operating expenses:
 Cost of license revenues  ...........................      13,700         18,657          16,669
 Cost of services revenues    ........................      50,583         62,904          69,493
 Selling and marketing (Note 3)  .....................      81,463         87,074          82,790
 Product development    ..............................      19,655         25,930          27,680
 General and administrative   ........................       7,870          8,382           9,987
 Restructuring charges (Note 5)  .....................          --         28,756          10,600
                                                          --------      ---------       ---------
   Total operating expenses   ........................     173,271        231,703         217,219
                                                          --------      ---------       ---------
Operating loss    ....................................        (395)       (29,371)        (15,795)
Litigation settlement (Note 8)   .....................          --             --          (3,250)
Interest and other income  ...........................         443            711           1,443
Interest and other expense    ........................      (1,804)        (3,063)         (4,138)
                                                          --------      ---------       ---------
Loss before income tax expense (benefit)  ............      (1,756)       (31,723)        (21,740)
Income tax expense (benefit) (Note 7)  ...............        (738)         2,634           4,586
                                                          --------      ---------       ---------
Net loss    ..........................................    $ (1,018)     $ (34,357)      $ (26,326)
                                                          ========      =========       =========
Net loss per share   .................................    $  (0.09)     $   (3.05)      $   (2.31)
                                                          ========      =========       =========
Weighted average number of shares outstanding   ......      11,027         11,268          11,384
                                                          ========      =========       =========


------------

(a) Upon the Distribution, these consolidated financial statements of Marcam Corporation will become the historical consolidated financial statements of Marcam Solutions, Inc.



   The accompanying notes are an integral part of the consolidated financial statements.

                            MARCAM CORPORATION (a)

                Consolidated Statements of Stockholders' Equity
                                (In thousands)



                                         Series D and E
                                          Convertible                            Additional
                                        Preferred Stock        Common Stock       Paid-in
                                      Shares   Par Value   Shares   Par Value     Capital
                                      -------- ----------- -------- ----------- ------------
Balance at September 30, 1993                              10,894      $109       $38,726
Exercise of stock options,
 including tax benefit of non-
 qualifying dispositions                                      16         --            60
Sale of common stock under the
 Employee Stock Purchase Plan                                 99          1           971
Issuance of warrants with
 subordinated debt (Note 9)                                   --         --         1,300
Stock grants issued and
 compensation expense (Note 9)                               110          1           986
Effect of foreign currency
 translation                                                  --         --            --
Net loss                                                      --         --            --
                                                           ------      -----      -------
Balance at September 30, 1994                              11,119       111        42,043
                                                           ------      -----      -------
Sale of convertible preferred stock
 (Note 9)                               225       $225        --         --        22,275
Exercise of stock options                --         --        11         --           108
Sale of common stock under the
 Employee Stock Purchase Plan            --         --       101          1           788
Stock grants issued and
 compensation expense (Note 9)           --         --        40          1           458
Effect of foreign currency
 translation                             --         --        --         --            --
Net loss                                 --         --        --         --            --
                                        ----      -----    ------      -----      -------
Balance at September 30, 1995           225        225     11,271       113        65,672
                                        ----      -----    ------      -----      -------
Sale of convertible preferred stock
 (Note 9)                               100        100        --         --         9,400
Issuance of warrants with
 preferred stock (Note 9)                --         --        --         --           500
Exercise of stock options                --         --       113          1           566
Sale of common stock under the
 Employee Stock Purchase Plan            --         --        86         --           791
Stock grants canceled and
 compensation expense (Note 9)           --         --       (39)        --          (327)
Effect of foreign currency
 translation                             --         --        --         --            --
Net loss                                 --         --        --         --            --
                                        ----      -----    ------      -----      -------
Balance at September 30, 1996           325       $325     11,431      $114       $76,602
                                        ====      =====    ======      =====      =======



                                                     Unamortized    Cumulative       Total
                                      Accumulated     Deferred     Translation   Stockholders'
                                        Deficit     Compensation    Adjustment      Equity
                                      ------------- -------------- ------------- --------------
Balance at September 30, 1993          $  (1,094)      $   (40)      $   (740)     $ 36,961
Exercise of stock options,
 including tax benefit of non-
 qualifying dispositions                      --            --             --            60
Sale of common stock under the
 Employee Stock Purchase Plan                 --            --             --           972
Issuance of warrants with
 subordinated debt (Note 9)                   --            --             --         1,300
Stock grants issued and
 compensation expense (Note 9)                --          (836)            --           151
Effect of foreign currency
 translation                                  --            --           (300)         (300)
Net loss                                  (1,018)           --             --        (1,018)
                                       ---------       -------       --------      --------
Balance at September 30, 1994             (2,112)         (876)        (1,040)       38,126
                                       ---------       -------       --------      --------
Sale of convertible preferred stock
 (Note 9)                                     --            --             --        22,500
Exercise of stock options                     --            --             --           108
Sale of common stock under the
 Employee Stock Purchase Plan                 --            --                          789
Stock grants issued and
 compensation expense (Note 9)                --          (224)            --           235
Effect of foreign currency
 translation                                  --            --           (755)         (755)
Net loss                                 (34,357)           --             --       (34,357)
                                       ---------       -------       --------      --------
Balance at September 30, 1995            (36,469)       (1,100)        (1,795)       26,646
                                       ---------       -------       --------      --------
Sale of convertible preferred stock
 (Note 9)                                     --            --             --         9,500
Issuance of warrants with
 preferred stock (Note 9)                     --            --             --           500
Exercise of stock options                     --            --             --           567
Sale of common stock under the
 Employee Stock Purchase Plan                 --            --             --           791
Stock grants canceled and
 compensation expense (Note 9)                --           515             --           188
Effect of foreign currency
 translation                                  --            --           (192)         (192)
Net loss                                 (26,326)           --             --       (26,326)
                                       ---------       -------       --------      --------
Balance at September 30, 1996          $ (62,795)      $  (585)      $ (1,987)     $ 11,674
                                       =========       =======       ========      ========


------------

(a) Upon the Distribution, these consolidated financial statements of Marcam Corporation will become the historical consolidated financial statements of Marcam Solutions, Inc.


   The accompanying notes are an integral part of the consolidated financial statements.

                            MARCAM CORPORATION (a)

                     Consolidated Statements of Cash Flows
                                (In thousands)

                                                                            Year Ended September 30,
                                                                     ---------------------------------------
                                                                       1994           1995         1996
Cash flows from operating activities:
 Net loss   ......................................................    $ (1,018)     $ (34,357)    $(26,326)
 Adjustments to reconcile net loss to net cash provided by
  operating activities:
  Depreciation and amortization  .................................       9,292         12,743      15,877
  Provision for restructuring charges, non-cash portion  .........          --         20,680       3,730
  Provision for bad debts  .......................................       4,512          1,449       3,828
  Deferred income taxes    .......................................      (2,815)        (1,128)       (459)
  Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
   Accounts receivable  ..........................................     (13,046)        (9,957)      1,779
   Prepaid expenses and other assets   ...........................        (997)        (3,506)     (2,648)
   Accounts payable  .............................................       3,572         (5,969)      2,748
   Accrued expenses and other current liabilities  ...............       4,951         30,866        (148)
   Deferred revenue  .............................................       6,977          7,435       2,220
                                                                      --------      ---------     ---------
    Net cash provided by operating activities   ..................      11,428         18,256         601
                                                                      --------      ---------     ---------
Cash flows from investing activities:
 Purchases of property and equipment   ...........................      (2,977)        (3,946)     (6,114)
 Additions to computer software costs  ...........................     (16,750)       (15,210)    (12,233)
 Payments for MAPICS intangible costs  ...........................         259             --          --
 Purchases of short-term investments   ...........................          --         (2,019)     (6,909)
 Proceeds from the sale of short-term investments  ...............          --             --       8,928
 Payments for acquisitions, net of cash acquired   ...............        (491)        (1,282)         --
 Proceeds from sale of subsidiary, net of cash divested  .........          --             --        (461)
 Payments for other assets    ....................................        (102)            --          --
                                                                      --------      ---------     ---------
    Net cash used for investing activities   .....................     (20,061)       (22,457)    (16,789)
                                                                      --------      ---------     ---------
Cash flows from financing activities:
 Proceeds from issuance of convertible preferred stock   .........          --         22,500       9,500
 Proceeds from issuance of warrants    ...........................          --             --         500
 Proceeds from issuance of Subordinated Notes   ..................      25,000             --          --
 Principal borrowings on debt    .................................       2,911          5,305          --
 Principal payments on debt and capital lease obligations   ......     (13,753)        (7,719)       (379)
 Common stock issued under Employee Stock
  Purchase Plan   ................................................         972            789         791
 Proceeds from stock option exercises  ...........................          60            108         567
 Repayment of notes receivable from shareholders   ...............          --             14          --
                                                                      --------      ---------     ---------
 Net cash provided by financing activities   .....................      15,190         20,997      10,979
                                                                      --------      ---------     ---------
 Effect of exchange rate changes on cash and cash
  equivalents  ...................................................        (314)            53        (286)
                                                                      --------      ---------     ---------
    Net increase (decrease) in cash and cash
     equivalents  ................................................       6,243         16,849      (5,495)
 Cash and cash equivalents at beginning of year    ...............       4,220         10,463      27,312
                                                                      --------      ---------     ---------
 Cash and cash equivalents at end of year    .....................    $ 10,463      $  27,312     $ 21,817
                                                                      ========      =========     =========

------------

(a) Upon the Distribution, these consolidated financial statements of Marcam Corporation will become the historical consolidated financial statements of Marcam Solutions, Inc.


   The accompanying notes are an integral part of the consolidated financial statements.

                              MARCAM CORPORATION
                   Notes to Consolidated Financial Statements

(1) NATURE OF BUSINESS

     Marcam Corporation and subsidiaries (the "Company") is a leading worldwide provider of enterprise application software and services for manufacturing companies. The Company also provides product support, implementation consulting, education, and programming services to its customers. The Company's products offer comprehensive business planning and control solutions to customers' production, logistics, asset management and financial requirements. The Company's primary geographic markets include North America, Europe, Latin America, Asia Pacific, Africa and the Middle East.


(2) SIGNIFICANT ACCOUNTING POLICIES

     (a) Basis of Presentation

     The consolidated financial statements include all subsidiaries, and significant intercompany balances and transactions have been eliminated. Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

     (b) Use of Estimates by Management

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates included in these financial statements are the valuation of capitalized software, intangible assets, accounts receivable and deferred tax assets. Actual results may differ from estimates.

     (c) Revenue Recognition

     The Company recognizes revenues from the sale of its software licenses upon the signing of license agreements, delivery of the software and determination that collection of the related receivable is probable. Under the terms of the Company's license agreements, the customer is responsible for installation and training. At the time the Company recognizes revenues from the sale of software licenses, no significant vendor obligations remain, and the costs of insignificant support obligations are accrued.

     The Company recognizes revenues from license renewals (which typically include some customer support obligation) and post-contract customer support agreements as services revenues ratably over the terms of the agreements. Revenues from consulting and custom programming services are recognized as services are performed. Related expenses are included in cost of services revenues.

     Revenues from sales through third party representatives are included in revenues, and related commissions are included in selling and marketing expenses.

     (d) Cash and Short-Term Investments

     Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of purchase. Investments with maturities greater than three months and less than twelve months are considered to be short-term investments. Cash equivalents and short-term investments consist primarily of commercial paper, municipal bonds, time deposits and money market investments.

     The Company classifies all securities that mature in less than one year as "held to maturity" securities. At September 30, 1995, held to maturity securities consisted of municipal bonds recorded at an amortized cost of $2,019,000, which approximated fair value. At September 30, 1996, the Company held no securities.

     (e) Concentrations of Credit Risk

     Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company provides credit, in the normal course of business, to various types and

                              MARCAM CORPORATION
           Notes to Consolidated Financial Statements -- (Continued)

sizes of manufacturers located throughout the world. Management does not believe significant credit risk exists at September 30, 1996.

     (f) Property and Equipment

     Property and equipment are stated at cost. Depreciation is calculated using the straight-line method based upon the following estimated useful lives:


     Furniture and fixtures   ......   5 to 7 years
     Computer equipment    .........   3 to 5 years
     Leasehold improvements   ......   Shorter of lease or useful life of asset


     (g) Computer Software Costs

     The Company charges all costs of establishing technological feasibility of computer software products to product development expense as they are incurred. Thereafter, computer software costs are capitalized and reported at the lower of unamortized cost or net realizable value. Computer software costs include in-house software development costs and the costs incurred to translate software into various foreign languages. Amortization of computer software costs commences upon general release of the product to customers and is computed on a product-by-product basis using the greater of the amount determined using (a) the ratio that current period gross revenues bear to the total of current and anticipated future gross revenues or (b) the straight-line method over the estimated economic life of the product. Amortization and related write-offs are charged to cost of license revenues. Capitalized software is subject to rapid technological obsolescence and, as a result, amortization periods could ultimately shorten to reflect the change in future technology.

     Computer software costs capitalized during 1996, 1995 and 1994 amounted to approximately $12,233,000, $15,210,000 and $16,750,000, respectively.
Amortization of computer software costs during those periods was approximately $9,034,000, $8,453,000 and $5,461,000, respectively, including the write-down of certain costs in 1994 of $1,429,000. Additionally, in 1996, capitalized software and translation costs with a net book value of $2,090,000 were written off as part of the 1996 restructuring charges described in Note 5. In fiscal 1995, capitalized software and translation costs with a net book value of $18,253,000 were written-off as part of the 1995 restructuring charge described in Note 5, and computer software valued at $9,391,000 was recorded in connection with the acquisition of Mapics, Inc., as described in Note 13. Accumulated amortization at September 30, 1996 and 1995 totaled $23,581,000 and $18,540,000, respectively.

     (h) MAPICS Intangible Costs

     The MAPICS intangible costs represent intangibles that are being amortized to cost of license revenues using the straight-line method over the estimated lives of the intangibles, ranging from 5 to 15 years, as described in Note 13.

     MAPICS intangible costs are shown net of accumulated amortization of $2,707,000 and $2,067,000 as of September 30, 1996 and 1995, respectively.

     (i) Goodwill

     The excess of the cost of businesses acquired over the fair market value of net assets acquired is being amortized to expense on a straight-line basis over eight years.

     (j) Intangible Assets

     The Company evaluates the net realizable value of capitalized software and other intangibles on a quarterly basis using undiscounted cash flows. The Company's review of intangible assets includes an analysis of past operating results, business plans and budgets related to recoverability of the specific assets.

     (k) Foreign Currency Translation

     The functional currency for each of the Company's foreign operations is generally its local currency. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end rates of exchange. Revenues and expenses are translated into U.S. dollars at the average rates for the periods. The resultant translation adjustments are reflected as a separate component of stockholders' equity on the consolidated balance sheets.

                              MARCAM CORPORATION
           Notes to Consolidated Financial Statements -- (Continued)

     (l) Income Taxes

     The Company accounts for income taxes using the asset and liability method, pursuant to which deferred income taxes are recognized for the tax consequences of differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred income taxes of a change in tax rates is recognized in the period that includes the enactment date.

     The Company does not provide for U.S. income taxes on the undistributed earnings of foreign subsidiaries which the Company considers to be permanent investments.

     (m) Net Income (Loss) Per Share

     Net income per share is computed based upon the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares are included in the per share calculations where the effect of their inclusion would have been dilutive. Net loss per share is based upon the weighted average number of common shares outstanding during the period. Common equivalent shares result from the assumed exercise of outstanding stock options, warrants and convertible preferred stock, the proceeds of which are then assumed to have been used to repurchase outstanding common stock using the treasury stock method.

     (n) New Accounting Pronouncement

     In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation ("FAS 123"), was issued which will require the Company to elect either expense recognition under FAS 123 or its disclosure-only alternative for stock-based employee compensation. The expense recognition provision encouraged by FAS 123 would require fair-value based financial accounting to recognize compensation expense for employee stock compensation plans. The Company has determined that it will elect the disclosure-only alternative. The Company will be required to disclose the pro forma net income (loss) and pro forma income (loss) per share in the notes to the financial statements using the fair-value based method beginning in fiscal 1997 with comparable disclosures for fiscal 1996. The Company has not determined the impact of these pro forma adjustments to its net income (loss) or income (loss) per share.


(3) ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The Company provides reserves for customer receivable balances which are considered potentially uncollectible. The Company's allowance for doubtful accounts amounted to $2,472,000, $3,005,000 and $2,930,000 at September 30,
1996, 1995 and 1994, respectively. The provision charged to bad debt expense, which is generally included in selling and marketing expenses, was $3,828,000, $1,449,000 and $4,512,000 for fiscal 1996, 1995 and 1994, respectively, and write-offs against the allowance were $4,361,000, $1,374,000 and $2,213,000 for fiscal 1996, 1995 and 1994, respectively.

                              MARCAM CORPORATION
           Notes to Consolidated Financial Statements -- (Continued)

(4) PROPERTY AND EQUIPMENT

     Property and equipment consist of:

                                                              September 30,
                                                       --------------------------
                                                         1995           1996
                                                             (In thousands)
  Furniture and fixtures    ........................    $  3,664       $  3,198
  Computer equipment  ..............................      18,111         23,523
  Leasehold improvements    ........................       2,240          2,033
                                                        --------       --------
                                                          24,015         28,754
  Accumulated depreciation and amortization   ......     (13,888)       (17,800)
                                                        --------       --------
                                                        $ 10,127       $ 10,954
                                                        ========       ========


     The carrying value of assets under capital leases included in the above was $973,000 at September 30, 1996, which was net of accumulated amortization of $415,000. There were no capital leases for property or equipment at September 30, 1995.


(5) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     Accrued expenses and other current liabilities consist of:

                                                     September 30,
                                                  --------------------
                                                   1995       1996
                                                     (In thousands)
  Accrued commissions and royalties   .........   $14,509     $13,938
  Accrued payroll and related expenses   ......     6,208       7,376
  Accrued restructuring cost    ...............     6,196       4,577
  Accrued taxes  ..............................     1,969       5,894
  Other    ....................................    15,660       9,487
                                                  --------    --------
                                                  $44,542     $41,272
                                                  ========    ========


     In the third and fourth quarters of 1996, the Company recorded restructuring charges of $8,300,000 and $2,300,000, respectively. These charges resulted from the Company's completion of a review of its operating expenses and overall operations. As a result, the Company divested its MXP product line and committed to the restructuring of global operations. Approximately $6,870,000 of the total 1996 restructuring charges has resulted in or is expected to result in cash expenditures. At September 30, 1996, $3,982,000 related to these charges remained in accrued liabilities. Management believes that this remaining balance will be adequate to cover future expenditures associated with the 1996 restructuring actions and expects that the restructuring actions will be completed by the end of fiscal 1997.

     Included in the 1996 restructuring charges is $5,500,000 associated with the Company's decision to divest itself of the MXP product line, represented by its Foresight Software, Inc. subsidiary. This charge represents the net loss incurred in connection with the disposition of the stock of Foresight Software, Inc. in a sale effective as of June 30, 1996, as well as additional costs of divestiture. The Company received a promissory note in the amount of $2,775,000 from Foresight Software, Inc. and may be entitled to future royalties. The Company will recognize the proceeds from the note and any future royalties as cash payments are received, due to the uncertainty of collection. The results of operations for fiscal 1996 and 1995 and the net assets divested were immaterial to the Company's consolidated results of operations and financial position.

     The remaining $5,100,000 of the 1996 restructuring charges related to the conversion of certain direct sales operations in the Asia Pacific region and in Latin America to affiliate distribution channels and a headcount reduction in Europe and North America. Of this amount, $570,000 related to the cost of customer commitments, $1,990,000

                              MARCAM CORPORATION
           Notes to Consolidated Financial Statements -- (Continued)

related to employee severance payments for approximately ninety employees, $1,370,000 related to lease cancellations and other costs, and $1,170,000 related to the write-off of certain related fixed assets and intangible assets.


     In September 1995, the Company recorded a restructuring charge of $28,756,000 related to the cessation of development of the PRISM Client/Server product line, the write-off of intangible assets, staffing reductions, the consolidation of certain facilities and reorganization of the MXP product organization. This charge reflected costs of approximately $9,100,000 associated with the decision to discontinue PRISM Client/Server development, including the cost of customer commitments and the write-off of previously capitalized software. The charge also reflected costs of $16,300,000 associated with the write-off of capitalized software and other intangible assets, the future values of which were impaired by restructuring actions or were not supported due to changes in business outlook. The charge includes $2,300,000 related to the closure or consolidation of certain European facilities, including the related write-off of property and equipment, and $1,100,000 related to the headcount reduction of forty employees. Approximately $8,076,000 of the total charge has or is expected to result in cash expenditures. As of September 30, 1996, approximately $595,000 related to this charge remained in accrued liabilities. Management believes that this remaining balance will be adequate to cover future expenditures associated with the 1995 restructuring actions and expects that the restructuring actions will be completed by the end of fiscal 1997.


(6) LONG-TERM DEBT AND CREDIT ARRANGEMENTS

     Long-term debt consists of the following:

                                                                         September 30,
                                                                      --------------------
                                                                       1995       1996
                                                                         (In thousands)
  9.82% unsecured Subordinated Notes due April 30, 2001, interest only payments of $1,227,500 due semi-annually on April 30 and
    October 31 of each year until maturity    .....................   $25,000     $25,000
  Capital leases and other  .......................................       209       1,156
                                                                      --------    --------
                                                                       25,209      26,156
  Less current maturities   .......................................        --         392
                                                                      --------    --------
  Long-term debt   ................................................   $25,209     $25,764
                                                                      ========    ========


     In May 1994, the Company issued to institutional investors $25,000,000 of 9.82% unsecured Subordinated Notes due April 30, 2001 and warrants to purchase 383,333 shares of the Company's common stock. See Note 9. The terms of the subordinated debt contain financial covenants which, among other things, require the maintenance of certain financial ratios, limit the Company's ability to incur additional debt and preclude the payment of dividends.

     In July 1996, the Company renewed its existing revolving credit facility of $7,500,000, with borrowing availability equal to 80% of qualifying accounts receivable. In December 1996, the borrowing availability under this credit facility was increased to $12,000,000. Borrowings under this facility bear interest at a designated prime rate plus 1% per annum. This credit facility expires on August 31, 1997. The Company's obligations under this credit facility are secured by liens on substantially all of the Company's assets. Additionally, this credit facility contains covenants which, among other things, impose certain limitations or prohibitions on the Company with respect to additional indebtedness, liens and capital leases; the payment of dividends on, and the redemption or repurchase of, capital stock of the Company; investments and acquisitions; the merger or consolidation of the Company with any person or entity and the disposition of any of the Company's property or assets. At September 30, 1996 and 1995, the Company had no borrowings outstanding under this credit facility.

                              MARCAM CORPORATION
           Notes to Consolidated Financial Statements -- (Continued)

(7) INCOME TAXES

     The components of the provision for (benefit from) income taxes are as follows:


                            Year Ended September 30,
                         1994         1995        1996
                       -----------   ---------   ---------
                                 (In thousands)
     Federal:
   Current    ......    $    --       $   --      $   --
   Deferred   ......     (2,800)        (390)         --
                        -------       ------      ------
    Total  .........     (2,800)        (390)         --
                        -------       ------      ------
     State:
   Current    ......         --           --          --
   Deferred   ......       (418)          --          --
                        -------       ------      ------
    Total  .........       (418)          --          --
                        -------       ------      ------
     Foreign:
   Current    ......        350        3,344       4,975
   Deferred   ......      2,130         (320)       (389)
                        -------       ------      ------
    Total  .........      2,480        3,024       4,586
                        -------       ------      ------
     Total:             $  (738)      $2,634      $4,586
                        =======       ======      ======


     The components of income from domestic and foreign operations before provision for (benefit from) income taxes are as follows:

                         1994          1995           1996
                      -----------   -----------   -------------
                                   (In thousands)
  Domestic   ......   $ (10,204)    $ (31,173)     $ (25,593)
  Foreign    ......       8,448         (550)          3,853
                      ---------     ---------      ---------
   Total  .........   $  (1,756)    $ (31,723)     $ (21,740)
                      =========     =========      =========


     The Company's effective income tax rates of 21.1%, 8.3% and (42.0%) for the years ended September 30, 1996, 1995 and 1994, respectively, differ from the expected income taxes for those years calculated by applying the Federal statutory rate of 34% to income (loss) before income taxes as follows:


                                                       Year Ended September 30,
                                                   1994         1995         1996
                                                  --------   -----------   ---------
                                                            (In thousands)
  Expected tax (benefit)  .....................   $(597)     $(10,786)     $(7,392)
  Losses not benefited    .....................      --         9,078        8,503
  Research and experimentation credits   ......    (400)           --           --
  State taxes, net  ...........................    (276)           --           --
  Tax effect of foreign activities    .........     393         4,131        3,272
  Tax effect of Mapics Transaction    .........     137           136           79
  Other    ....................................       5            75          124
                                                  ------     ---------     --------
                                                  $(738)     $  2,634      $ 4,586
                                                  ======     =========     ========


                              MARCAM CORPORATION
           Notes to Consolidated Financial Statements -- (Continued)

     Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred income tax liability at September 30, 1996 and 1995 relate to the following:

                                                             September 30,
                                                         1995           1996
                                                      ------------   -----------
                                                            (In thousands)
  Deferred tax assets:
   Net operating loss carryforwards    ............    $  8,108       $ 16,879
   Foreign, research and experimentation and other
     tax credits  .................................       5,366          6,903
   Deferred revenue  ..............................       4,007          3,572
   Restructuring reserves  ........................       2,273          2,946
   Other reserves    ..............................       3,096          1,046
   Intangible assets ..............................       1,483            593
   Accrued vacation  ..............................         530            358
   Other ..........................................         458          1,804
                                                       --------       --------
                                                         25,321         34,101
  Less: Valuation reserve  ........................     (20,905)       (25,639)
                                                       --------       --------
    Net deferred tax assets   .....................       4,416          8,462
  Deferred tax liabilities:
   Capitalized software    ........................      (5,093)        (8,813)
   Other ..........................................        (473)          (410)
                                                       --------       --------
                                                         (5,566)        (9,223)
                                                       --------       --------
    Net deferred tax liabilities    ...............    $ (1,150)      $   (761)
                                                       ========       ========


     In assessing the realizability of deferred assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and other matters in making this assessment. As a result of its evaluation of these factors, at September 30, 1996, management recorded a valuation reserve for deferred tax assets of $25,639,000. The increase in 1996 was the result of management's assessment that some portion of the benefits from the net operating losses incurred and foreign taxes paid by the Company during the year may not be realized in future periods.

     At September 30, 1996, the Company had operating loss carryforwards of approximately $42,000,000, foreign tax credit carryforwards of approximately $4,300,000, and research and experimentation credit carryforwards of approximately $2,600,000, expiring between 1997 and 2011. The current year net operating loss includes amounts related to stock option exercises, the benefit of which will be allocated to additional paid-in capital when realized. If certain substantial changes in the Company's ownership should occur, there could be an annual limitation on the amount of carryforwards available for utilization.

     A provision has not been made for U.S. or additional foreign taxes on $13,000,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S., because the Company plans to keep these amounts permanently reinvested overseas.

                              MARCAM CORPORATION
           Notes to Consolidated Financial Statements -- (Continued)

(8) COMMITMENTS AND CONTINGENCIES

Lease Commitments

     The Company leases certain equipment and office space under noncancelable agreements and leases which expire at various dates through 2004. At September 30, 1996, future minimum lease payments under noncancelable operating and capital leases were as follows:


                                                               Operating leases   Capital leases
                                                               ------------------ ---------------
                                                                         (In thousands)
Year ending September 30:
        1997  ................................................      $ 7,801           $ 425
        1998  ................................................        4,991             419
        1999  ................................................        1,731             199
        2000  ................................................          592             106
        2001  ................................................          528              50
        Thereafter  ..........................................        1,117              --
                                                                    --------          -----
        Total minimum lease payments  ........................      $16,760           1,199
                                                                    ========          =====
        less amounts representing interest (annual rates
         ranging from 6% to 12%)   ...........................                         (140)
                                                                                      -----
        Present value of minimum capital lease obligations                            1,059
        less current maturities    ...........................                         (392)
                                                                                      -----
        Capital lease obligations, less current maturities ...                        $ 667
                                                                                      =====


     Total rental expense charged to operations was $9,087,000, $13,998,000 and $8,178,000 for 1996, 1995 and 1994, respectively.

Litigation

     On May 20, 1996, the Company entered into a definitive agreement to settle the shareholder class action litigation brought against the Company and certain of its former officers. An order of Final Approval and Final Judgment and an Order of Dismissal has been issued by the Federal District Court in Massachusetts. The litigation, which was brought in August 1994, alleged violations of federal securities law. Of the $5,750,000 settlement, the Company contributed $2,750,000 from its own funds, with the remainder provided by insurance. The Company recorded a charge of $3,250,000 in the second quarter of fiscal 1996 to cover the settlement and other expenses incurred in connection therewith.

     The Company is also subject to other legal proceedings and claims which arise in the normal course of business. While the outcome of these matters cannot be predicted with certainty, management does not believe the outcome of any of these other legal matters will have a material adverse effect on the Company's financial position or results of operations.


(9) STOCKHOLDER'S EQUITY

     (a) Preferred Stock

     In September 1995, the Company issued and sold 225,000 shares of Series D Convertible Preferred Stock, par value $1.00 per share, for an aggregate purchase price of $22,500,000. Each share of Series D Convertible Preferred Stock is convertible at any time at the option of the holder into 10 shares of the Company's common stock, subject to adjustment in the event of certain reorganizations or reclassifications of the Company's capital stock. The holders of Series D Convertible Preferred Stock are generally entitled to vote on an as converted basis and are entitled to receive dividends at the same rate as dividends are paid with respect to common stock. If at

                              MARCAM CORPORATION
           Notes to Consolidated Financial Statements -- (Continued)

any time after September 30, 1998, for a period of not less than 30 consecutive trading days, the market value of the Company's common stock exceeds $40 per share, the Company may elect that all then outstanding shares of Series D Convertible Preferred Stock be mandatorily converted into shares of common stock. Holders of Series D Convertible Preferred Stock are entitled to elect one Director of the Company. The Company has 2,250,000 shares of common stock reserved for issuance upon conversion of the Series D Convertible Preferred Stock.


     In July 1996, the Company issued and sold 100,000 shares of Series E Convertible Preferred Stock, par value $1.00 per share, for an aggregate price of $9,500,000, and warrants to purchase an aggregate of 1,000,000 shares of the Company's common stock for an aggregate purchase price of $500,000. See Note 9(d). Each share of Series E Convertible Preferred Stock is convertible at any time at the option of the holder into 10 shares of the Company's common stock, subject to adjustment in the event of certain reorganizations or reclassifications of the Company's capital stock. The holders of Series E Convertible Preferred Stock are generally entitled to vote on an as converted basis and are entitled to receive dividends at the same rate as dividends are paid with respect to common stock. If at any time after July 23, 1999, for a period of not less than 30 consecutive trading days, the market value of the Company's common stock exceeds $40 per share, the Company may elect that all then outstanding shares of Series E Convertible Preferred Stock be mandatorily converted into shares of common stock. The Company has 1,000,000 shares of common stock reserved for issuance upon conversion of the Series E Convertible Preferred Stock.


     Upon any event of liquidation or dissolution of the Company, holders of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock are entitled to receive, before any distribution is made upon stock ranking junior to the Series D Convertible Preferred Stock and Series E Convertible Preferred Stock, the greater of (i) $100 per share plus an amount per share equal to any dividends declared but unpaid thereon or (ii) such amounts per share as would have been payable had each such share been converted to common stock.


     (b) Stock Option Plans


     The 1987 Stock Plan (the "1987 Plan") provides that the Board of Directors may grant incentive options to key employees and non-qualified options and stock awards to officers, employees, and consultants to purchase up to 1,750,000 shares of the Company's common stock. Incentive stock options must be granted at not less than the fair market value of the common stock at the time of the grant. Non-qualified options must be granted at not less than the lesser of the book value per share of common stock as of the end of the fiscal year of the Company immediately preceding the date of such grant or 50% of the fair market value of the common stock at the time of the grant. The 1987 Plan expires on December 31, 1996.


     Under the 1987 Plan, an aggregate of 120,000 restricted stock grants to various individuals were issued; 10,000 and 110,000 were issued in fiscal 1995 and fiscal 1994, respectively. These grants become 50% vested in 41/2 years and 100% vested in 51/2 years. In fiscal 1996, 45,000 of the restricted stock grants were canceled.


     In April 1991, the Board of Directors adopted the 1991 Non-Employee Director Stock Option Plan (the "Directors Plan"). The Directors Plan, as amended, provides for the issuance of options to purchase up to 210,000 shares of common stock only to eligible members of the Company's Board of Directors who are neither employees nor officers of the Company.


     In November 1994, the Board of Directors adopted the 1994 Stock Plan (the "1994 Plan"). The 1994 Plan, as amended, provides that the Board of Directors may grant incentive options to key employees and non-qualified options and stock awards to officers, employees and consultants to purchase up to 2,000,000 shares of the Company's common stock. Incentive stock options must be granted at not less than the fair market value of the common stock at the time of the grant. Non-qualified options must be granted at not less than the lesser of the book value per share of common stock as of the end of the fiscal year of the Company immediately preceding the date of such grant or 50% of the fair market value of the common stock at the time of the grant. The 1994 Plan expires on September 30, 2004.

                              MARCAM CORPORATION
           Notes to Consolidated Financial Statements -- (Continued)

     Under the 1994 Plan, an aggregate of 6,000 and 30,000 restricted stock grants were issued to various individuals in fiscal years 1996 and 1995, respectively. These grants become 50% vested in 41/2 years and 100% vested in 51/2 years.

     During 1996 the Board of Directors authorized options to purchase 25,260 shares of the Company's common stock which were granted outside of the three existing stock option plan.

     A summary of stock option transactions follows:

                                          Number of        Option
                                         Shares Under     Prices Per
                                           Options        Share ($)
                                         --------------   ------------
  Balance, September 30, 1993   ......     1,162,666        .20-29.25
   Granted    ........................       517,142       8.75-12.25
   Exercised  ........................       (15,784)      1.50-12.25
   Canceled   ........................      (227,943)     10.50-20.50
                                           ---------
  Balance, September 30, 1994   ......     1,436,081        .20-29.25
   Granted    ........................       577,289       9.00-14.63
   Exercised  ........................       (11,395)      1.00-12.25
   Canceled   ........................       (64,040)      9.50-20.50
                                           ---------
  Balance, September 30, 1995   ......     1,937,935        .20-29.25
   Granted    ........................       739,704      10.88-15.25
   Exercised  ........................      (112,789)       .20-14.75
   Canceled   ........................      (455,371)      8.75-22.50
                                           ---------
  Balance, September 30, 1996   ......     2,109,479       1.00-29.25
                                           =========


     At September 30, 1996, 623,254 options were exercisable under the plans, and options for 1,463,796 shares were available for grant.

     (c) Stock Purchase Plan

     The 1990 Employee Stock Purchase Plan ("1990 Plan") permits each full-time employee, excluding those owning 5% or more of the Company's stock, to purchase, at 85% of fair market value, up to 500 shares of common stock for each six-month period. A total of 600,000 shares of common stock are authorized for issuance under the 1990 Plan. In fiscal years 1996, 1995 and 1994, 86,440, 100,638 and 99,002 shares were issued, respectively.

     (d) Warrants

     Warrants issued in connection with the Subordinated Notes described in
Note 6 were valued in May 1994 at $1,300,000 and were recorded as other assets (long-term) and additional paid-in capital. The asset is being amortized over the term of the subordinated debt. The warrants may be exercised any time between June 30, 1994 and April 30, 2001 at $8.92 per share, as adjusted from time to time. The warrants issued in connection with the Series E Convertible Preferred Stock were recorded as additional paid-in capital in the amount of $500,000. The warrants may be exercised anytime between July 23, 1996 and July 23, 2003 at $15.36 per share. No warrants have been exercised as of September 30, 1996.

     (e) Stockholder Rights Plan

     On December 3, 1996, the Company's Board of Directors adopted a Stockholder Rights Plan and declared a dividend of (i) one preferred stock purchase right (a "Right") for each outstanding share of common stock, and (ii) for each outstanding share of convertible preferred stock, a number of Rights equal to the number of shares of common stock issuable upon conversion of such convertible preferred stock, to stockholders of record at the close of business on December 16, 1996. Each Right entitles holders to purchase one one-thousandth of a share (a "Unit") of a new series of junior participating preferred stock, par value $1.00 per share, at an exercise price

                              MARCAM CORPORATION
           Notes to Consolidated Financial Statements -- (Continued)

of $60 per Unit, subject to adjustment. The Rights become exercisable for common stock only under certain circumstances and in the event of particular events relating to a change in control of the Company. The Rights may be redeemed by the Company under certain circumstances pursuant to the Plan. The Rights expire on December 16, 2006 unless earlier redeemed or exchanged. The Rights have certain anti-takeover effects, in that they would cause substantial dilution to a person or group that attempts to acquire a significant interest in the Company on terms not approved by the Board of Directors.


(10) MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION


     The Company had no customers which accounted for 10% or more of total revenues in 1996, 1995 and 1994.


     The Company markets its products worldwide. Revenues are grouped into three main geographic segments: U.S., Europe and All Other. Financial data by geographic area is as follows (in thousands):


                                                  U.S.        Europe       All Other     Elimination       Total
                                                 ----------   ----------   -----------   -------------   ------------
  1994
  ----
  Net sales to unaffiliated customers   ......  $109,223        $ 34,035     $ 29,618      $     --       $172,876
  Transfers between geographic areas    ......    19,179              --        4,664       (23,843)            --
                                                 --------      ---------    ---------      --------       --------
  Total revenues   ...........................   128,402          34,035       34,282       (23,843)       172,876
                                                 --------      ---------    ---------      --------       --------
  Net income (loss)   ........................     8,017              43        8,452       (17,530)        (1,018)
  Identifiable assets    .....................    89,957          19,968       19,023            --        128,948

  1995
  ----
  Net sales to unaffiliated customers   ......   $113,061       $ 48,102     $ 41,169      $     --       $202,332
  Transfers between geographic areas    ......     7,637              --        6,811       (14,448)            --
                                                 --------      ---------    ---------      --------       --------
  Total revenues   ...........................   120,698          48,102       47,980       (14,448)       202,332
                                                 --------      ---------    ---------      --------       --------
  Net income (loss)   ........................   (20,133)          1,485       11,128       (26,837)       (34,357)
  Identifiable assets    .....................   114,082          25,650        7,120            --        146,852

  1996
  ----
  Net sales to unaffiliated customers   ......   $119,021       $ 51,990     $ 30,413      $     --       $201,424
  Transfers between geographic areas    ......     6,169              --        6,493       (12,662)            --
                                                 --------      ---------    ---------      --------       --------
  Total revenues   ...........................   125,190          51,990       36,906       (12,662)       201,424
                                                 --------      ---------    ---------      --------       --------
  Net income (loss)   ........................   (24,662)          7,804        6,016       (15,484)       (26,326)
  Identifiable assets    .....................    94,135          28,399        9,668            --        132,202


                               MARCAM CORPORATION
            Notes to Consolidated Financial Statements -- (Continued)

(11) SUPPLEMENTARY CASH FLOW INFORMATION


     Cash paid for income taxes and interest and non-cash investing and financing activities for the years ended September 30, 1994, 1995 and 1996 are summarized as follows (in thousands):


                                                                1994         1995       1996
                                                              -----------   ---------   -------
Cash paid during the years for:
   Income taxes  ..........................................    $   966      $  159      $1,241
   Interest   .............................................        283       2,295       2,793
  Capital lease obligations incurred  .....................    $    --      $    --     $1,388
  Increase in MAPICS software and intangible costs   ......    $ 2,443      $ 1,184     $   --
  Issuance of warrants with subordinated notes    .........    $ 1,300      $    --     $   --
  Installment purchase of MAPICS product line  ............    $ 3,776      $ 4,673     $   --
   Assumption of obligation  ..............................     (3,776)      (4,673)        --
                                                               -------      -------     -------
   Net cash paid    .......................................    $    --      $    --     $   --
                                                               =======      =======     =======
     Acquisitions:
   Purchase price   .......................................    $ 1,082      $    --     $   --
   Assumption of obligations    ...........................        591          --          --
                                                               -------      -------     -------
   Net cash paid    .......................................    $   491      $    --     $   --
                                                               =======      =======     =======


(12) EMPLOYEE BENEFIT PLAN


     In fiscal 1995, the Company began to sponsor for eligible employees a profit sharing retirement plan (the "Plan") established under the provisions of Internal Revenue Code Section 401(k). Participants may defer a portion of their annual compensation on a pre-tax basis. The Company may elect to make matching contributions based on a percentage of employees' contributions, subject to limitations as defined in the Plan. Company matching contributions amounted to $431,000 and $295,000 for the years ended September 30, 1996 and 1995, respectively.


(13) ACQUISITIONS

Mapics Transaction

     On February 26, 1993, the Company entered into a series of transactions (collectively, the "Mapics Transaction") relating to International Business Machines Corporation's ("IBM") Manufacturing, Accounting, Production, and Information Control System ("MAPICS") product line. As part of the Mapics Transaction, the Company acquired the exclusive worldwide marketing rights to the MAPICS product line for 25 years. In connection with the acquisition of these rights, the Company issued 1,615,000 shares of its common stock to IBM and agreed to pay certain royalties, and to make certain contingent payments in the future, based upon specified end-user revenues related to the MAPICS product line. The Company also acquired the option to purchase the MAPICS product line and certain related intellectual property rights. The Mapics Transaction was accounted for as an installment purchase of the MAPICS product line, in-process research and development and certain other related intangible assets. The value of the common stock issued to IBM (valued by the Company at $14,940,000) plus transaction costs and the present value of future estimated net payments to be made by the Company upon exercise of its purchase option, was allocated, based on an independent valuation report, as follows:

                              MARCAM CORPORATION
           Notes to Consolidated Financial Statements -- (Continued)


                                                                                  Useful Lives
                                                             (In thousands)     Amortization Period
                                                             ----------------   --------------------
  Installed customer base and affiliation network   ......       $ 6,034            15 Years
  Trade names and trade marks  ...........................         1,712            10 Years
  Software technology    .................................         2,667             5 Years
  Goodwill   .............................................           286            10 Years
  In-process research and development   ..................         5,568
                                                                 --------
                                                                 $16,267
                                                                 ========


     At the acquisition date, the Company expensed the amount of the purchase price allocated to in-process research and development and recorded the intangible assets acquired. The $5,568,000 of expensed in-process research and development had not reached technological feasibility and had no alternative future uses at the acquisition date.


     In connection with the Mapics Transaction, IBM transferred certain assets and liabilities related to the MAPICS product line to Mapics, Inc. ("Mapics"), a Delaware corporation. IBM received 49% of the total voting power and certain other non-voting securities of Mapics in exchange for such assets. Until September 29, 1995 when Mapics was acquired by the Company, the Company recorded a liability for its option to purchase the MAPICS software, which included the purchase of any additional capitalized and purchased software developed or acquired by Mapics subsequent to February 26, 1993. The exercise price for the option was based upon, among other things (i) specified end-user revenues generated by the Company, (ii) the liquidation preference of certain classes of capital stock of Mapics, Inc. and (iii) an amount such that the net worth of Mapics, Inc. was $1.00 (net of certain taxes) after all liquidation preferences of all Mapics, Inc. preferred stock were paid in full. If the Company did not exercise the option, the royalty rates payable by the Company to Mapics, Inc. increased. The Company also provided management and consulting services to Mapics for a management fee which was based, in part, on the operating results of Mapics. The Company was obligated under the management agreement to advance funds to Mapics on a secured basis if Mapics required funds for operations beyond those it could provide from its own resources.


     Pursuant to the management agreement with Mapics, the Company (i) recorded Mapics' customer license renewal revenues as related party revenues; (ii) paid royalties to Mapics generally based on license and maintenance revenues relating to the MAPICS product line; and (iii) received from Mapics management fees based, in part, on the operating results of Mapics. For financial reporting purposes, the management fees were not recognized as revenue by the Company but instead were treated as a reduction of the royalties the Company paid to Mapics. The net royalties were recorded as product development expense to the extent Mapics incurred such expenses, and the balance was recorded as cost of services revenue. The amounts recorded for fiscal 1994 and 1995 are as follows:


                                         1994         1995
                                        ---------   -----------
                                            (In thousands)
  Net payments by Marcam to Mapics:
   Royalties ........................  $21,290       $24,682
   Management fees    ...............   (9,288)       (9,893)
                                        -------      -------
                                        $12,002      $14,789
                                        =======      =======
  Expenses recorded by Marcam:
   Cost of services revenue    ......   $ 5,804      $ 5,986
   Product development   ............     6,198        8,803
                                        -------      -------
                                        $12,002      $14,789
                                        =======      =======


     Marcam also incurred expenses in connection with certain management services provided to Mapics which are not included in the table above.

                              MARCAM CORPORATION
           Notes to Consolidated Financial Statements -- (Continued)

Acquisition of Mapics, Inc.

     On September 29, 1995, the Company acquired all of the outstanding stock of Mapics, Inc. This transaction was accounted for using the purchase method of accounting; accordingly, the purchase price, which was immaterial, was allocated to assets and liabilities based on their estimated fair values as of the date of acquisition. Prior to this acquisition, the Company had been accounting for the Mapics Transaction as an installment purchase of the MAPICS product line. As such, the Company had recorded MAPICS software and intangibles in its balance sheet which represented the MAPICS software and intangibles acquired at February 23, 1993, plus additional capitalized and purchased software developed or acquired subsequent to February 23, 1993, as well as a MAPICS software purchase obligation. As part of the accounting for the acquisition of the outstanding stock of Mapics, Inc., the MAPICS software ($11,204,000) and MAPICS software purchase obligation ($13,026,000) were eliminated.


(14) RELATED PARTY TRANSACTIONS

     The Company has a number of marketing and product development relationships with IBM. IBM has also purchased licenses for the Company's product for internal use, as well as for marketing purposes. Marcam has purchased certain services, equipment and software licenses from IBM.

     Under various agreements with the Company and its representatives, IBM markets Marcam's products in cooperation with Marcam and its subsidiaries or representatives in several countries. In each case, Marcam or its representative pays IBM a fee for marketing the Company's products when a sale is made with IBM's assistance. The fee is calculated as a percentage of the license fees received by Marcam and varies based on the agreement's specific territories. The Company paid IBM aggregate fees of $0, $547,000 and $1,800,000 in fiscal years 1996, 1995 and 1994, respectively. The Company's independent representatives paid IBM additional fees.

     The Company also has an agreement with IBM in the United Kingdom under which Marcam assists IBM in the marketing of IBM products, primarily the AS/400 series of computers and associated products. During fiscal 1996, 1995 and 1994, the Company received $87,000, $159,000 and $88,000, respectively, in such fees.


     IBM also markets and distributes some Marcam products on the Company's behalf in certain geographies, including Europe, Latin America and Asia Pacific. In fiscal years 1996, 1995 and 1994, the Company recognized an aggregate of approximately $604,000, $5,021,000 and $5,675,000, respectively, relating to sales of the Company's products.

     The Company also licenses products and provides services to IBM in the ordinary course of business. During fiscal years 1996, 1995 and 1994, the Company recognized an aggregate of approximately $409,000, $185,000 and $3,500,000, respectively, from licensing products and providing services to IBM. IBM also sells products and provides services, including distribution and translation services, to the Company in the ordinary course of business.

     The Company's total revenues that were derived from transactions with IBM were $1,100,000, $5,365,000 and $9,263,000 for fiscal 1996, 1995 and 1994, respectively.

     On September 29, 1995, the Company acquired all of the outstanding stock of Mapics, Inc. In the acquisition, the Company (1) acquired from IBM all the outstanding Class B Preferred Shares and Common Shares of Mapics for $1.00; (2) acquired 4 Class A Preferred Shares and 4 Class C Preferred Shares of Mapics from Richard C. Cook, the Vice President and General Manager of the Company's MAPICS Business Group and the President of Mapics, in exchange for the surrender by the Company to Mr. Cook of a promissory note made by Mr. Cook with a principal amount of $58,823 and (3) acquired the remaining outstanding Class A Preferred Shares and Class C Preferred Shares of Mapics from Edison Venture Fund, L.P. for $1,508,122. As a result of the acquisition, the Company owned (through Mapics) all right, title and interest in the MAPICS product line.

                              MARCAM CORPORATION
                Supplemental Financial Information (unaudited)

     The following quarterly information is unaudited and, in the opinion of management, includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the operating results for each quarter.

The length of the Company's sales cycle, which typically ranges from three to twelve months, and the timing of major contracts are factors in the variability in quarterly results.


                                         First           Second              Third               Fourth
                                         Quarter        Quarter             Quarter              Quarter            Year
                                         ---------   -----------------   -----------------   ------------------   ------------
                                                                 (In thousands, except per share data)
1995:
   Revenues   ........................   $47,614      $   49,393           $  49,670          $  55,655           $202,332
   Operating income (loss)   .........     (663)           1,108              (1,945)           (27,871)(D)        (29,371)
   Net income (loss)   ...............     (905)             346              (2,912)           (30,886)(D)        (34,357)
   Net income (loss) per share  ......     (.08)             .03                (.26)             (2.68)(D)          (3.05)
1996:
   Revenues   ........................   $50,003      $   47,426           $  51,184          $  52,811           $201,424
   Operating income (loss)   .........   (1,433)          (5,882)(A)          (8,779)(B)            299(C)         (15,795)
   Net loss   ........................   (2,849)         (10,759)(A)         (10,582)(B)         (2,136)(C)        (26,326)
   Net loss per share  ...............     (.25)            (.94)(A)            (.93)(B)           (.19)(C)          (2.31)


(A) Second Quarter 1996 results include a litigation settlement charge of $3,250, or $.29 per share.

(B) Third Quarter 1996 results include a restructuring charge of $8,300, or $.73 per share.

(C) Fourth Quarter 1996 results include a restructuring charge of $2,300, or $.20 per share.

(D) Fourth Quarter 1995 results include a restructuring charge of $28,756, or $2.55 per share.

                             MARCAM CORPORATION (a)

                          Consolidated Balance Sheets
                                 (In Thousands)
                                  (Unaudited)


                                                                      September 30,     March 31,
                                                                          1996           1997
                                                                      ---------------   ----------
                         ASSETS
Current assets:
 Cash and cash equivalents  .......................................      $ 21,817       $ 20,047
 Accounts receivable, net of allowances of $2,472 at September 30,
  1996 and $2,446 at March 31, 1997  ..............................        50,602        47,848
 Prepaid expenses and other current assets ........................         6,132         8,653
                                                                         --------       --------
  Total current assets   ..........................................        78,551        76,548
                                                                         --------       --------
Property and equipment, net .......................................        10,954        10,257
Computer software costs, net   ....................................        31,292        30,787
MAPICS intangible costs, net   ....................................         5,325         5,067
Other assets ......................................................         6,080         2,606
                                                                         --------       --------
  Total assets  ...................................................      $132,202       $125,265
                                                                         ========       ========
      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable  ................................................      $ 13,496       $ 10,642
 Accrued expenses and other current liabilities  ..................        41,272        36,949
 Deferred revenue  ................................................        39,235        46,681
                                                                         --------       --------
  Total current liabilities .......................................        94,003        94,272
                                                                         --------       --------
Long-term debt  ...................................................        25,764        25,473
Deferred income taxes .............................................           761           824
                                                                         --------       --------
  Total liabilities   .............................................       120,528       120,569
                                                                         --------       --------
Commitments and contingencies
Stockholders' equity:
 Preferred stock, $1.00 par value; 1,000 shares authorized
  Series D Convertible Preferred Stock, 225 shares issued and
    outstanding (liquidation preference of $22,500) ...............           225           225
  Series E Convertible Preferred Stock, 100 shares issued and
    outstanding (liquidation preference of $10,000) ...............           100           100
 Common stock, $.01 par value; 30,000 shares authorized; 11,431 and 11,497 shares issued and outstanding at September 30, 1996
  and March 31, 1997  .............................................           114           115
 Additional paid-in capital .......................................        76,602        77,268
 Accumulated deficit  .............................................       (62,795)      (71,211)
 Unamortized deferred compensation   ..............................          (585)         (345)
 Cumulative translation adjustment   ..............................        (1,987)       (1,456)
                                                                         --------       --------
  Total stockholders' equity   ....................................        11,674         4,696
                                                                         --------       --------
 Total liabilities and stockholders' equity   .....................      $132,202       $125,265
                                                                         ========       ========


------------
(a) Upon the Distribution, these consolidated financial statements of Marcam Corporation will become the historical consolidated financial statements of Marcam Solutions, Inc.



          See accompanying Notes to Consolidated Financial Statements.

                             MARCAM CORPORATION (a)

                     Consolidated Statements of Operations
                     (In Thousands, Except Per Share Data)
                                  (Unaudited)



                                                             Three Months Ended             Six Months Ended
                                                                 March 31,                     March 31,
                                                        ----------------------------   --------------------------
                                                            1996           1997           1996           1997
                                                        -------------   ------------   ------------   -----------
Revenues:
 License   ..........................................    $  18,151       $ 17,815       $  41,408      $ 38,084
 Services  ..........................................       29,275         25,989          56,021        51,467
                                                         ---------       --------       ---------      --------
  Total revenues ....................................       47,426         43,804          97,429        89,551
                                                         ---------       --------       ---------      --------
Operating expenses:
 Cost of license revenues ...........................        3,781          3,999           8,386         8,676
 Cost of services revenues   ........................       19,441         14,533          36,538        29,118
 Selling and marketing ..............................       19,905         18,395          40,773        36,757
 Product development   ..............................        6,954          8,115          13,627        15,679
 General and administrative  ........................        3,227          2,363           5,421         4,316
                                                         ---------       --------       ---------      --------
  Total operating expenses   ........................       53,308         47,405         104,745        94,546
                                                         ---------       --------       ---------      --------
Operating loss   ....................................       (5,882)        (3,601)         (7,316)       (4,995)
Litigation settlement  ..............................       (3,250)             -          (3,250)            -
Interest and other income ...........................          555            293             935           615
Interest and other expense   ........................         (969)        (1,013)         (1,937)       (2,035)
                                                         ---------       --------       ---------      --------
Loss before income tax expense  .....................       (9,546)        (4,321)        (11,568)       (6,415)
Income tax expense  .................................        1,213          1,000           2,041         2,001
                                                         ---------       --------       ---------      --------
Net loss   ..........................................    $ (10,759)      $ (5,321)      $ (13,609)     $ (8,416)
                                                         =========       ========       =========      ========
Net loss per share  .................................    $   (0.94)      $  (0.46)      $   (1.20)     $  (0.73)
                                                         =========       ========       =========      ========
Weighted average number of shares outstanding  ......       11,407         11,482          11,358        11,459


------------
(a) Upon the Distribution, these consolidated financial statements of Marcam Corporation will become the historical consolidated financial statements of Marcam Solutions, Inc.


          See accompanying Notes to Consolidated Financial Statements.

                             MARCAM CORPORATION (a)

                     Consolidated Statements of Cash Flows
                                 (In Thousands)
                                  (Unaudited)



                                                                            Six Months Ended
                                                                               March 31,
                                                                       --------------------------
                                                                         1996          1997
                                                                       -----------   ------------
Cash flows from operating activities:
 Net loss  .........................................................   $ (13,609)     $ (8,416)
 Adjustments to reconcile net loss to net cash
  provided by operating activities:
  Depreciation and amortization ....................................       7,671         9,074
  Provision for bad debts ..........................................       1,114         1,481
  Deferred income taxes   ..........................................        (378)           63
  Changes in operating assets and liabilities:
   Accounts receivable .............................................         275           820
   Prepaid expenses and other assets  ..............................      (2,628)          155
   Accounts payable ................................................        (678)       (2,677)
   Accrued expenses and other current liabilities ..................      (2,350)       (3,498)
   Deferred revenue ................................................      15,677         8,440
                                                                       ---------      --------
    Net cash provided by operating activities  .....................       5,094         5,442
                                                                       ---------      --------
Cash flows from investing activities:
 Purchases of property and equipment  ..............................      (2,599)       (2,149)
 Additions to computer software costs ..............................      (6,577)       (5,199)
 Purchases of short-term investments  ..............................      (6,909)           --
 Proceeds from sale of short-term investments  .....................       1,963            --
                                                                       ---------      --------
   Net cash used for investing activities   ........................     (14,122)       (7,348)
                                                                       ---------      --------
Cash flows from financing activities:
 Principal payments on debt and capital lease obligations  .........        (249)         (263)
 Proceeds from stock option exercise  ..............................         553           240
 Common stock issued under Employee Stock Purchase Plan ............         369           427
                                                                       ---------      --------
   Net cash provided by financing activities   .....................         673           404
Effect of exchange rate changes on cash and cash equivalents  ......        (112)         (268)
                                                                       ---------      --------
Net decrease in cash and cash equivalents   ........................      (8,467)       (1,770)
Cash and cash equivalents at beginning of the period ...............      27,312        21,817
                                                                       ---------      --------
Cash and cash equivalents at end of the period .....................   $  18,845      $ 20,047
                                                                       =========      ========

------------
(a) Upon the Distribution, these consolidated financial statements of Marcam Corporation will become the historical consolidated financial statements of Marcam Solutions, Inc.


          See accompanying Notes to Consolidated Financial Statements.

                              MARCAM CORPORATION
                   Notes to Consolidated Financial Statements
                                  (Unaudited)

(1) Basis of Presentation

     The accompanying unaudited consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. As permitted by the rules of the Securities and Exchange Commission applicable to quarterly reports on Form 10-Q, these notes are condensed and do not contain all disclosures required by generally accepted accounting principles. In the opinion of management, these financial statements contain all adjustments (consisting of only normal, recurring adjustments) necessary to present fairly the Company's financial position, results of operations and cash flows as of the dates and for the periods indicated. While the Company believes that the disclosures presented are adequate to make these financial statements not misleading, these financial statements should be read in conjunction with the Company's audited financial statements and related notes included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996.

     The results of operations for the three and six months ended March 31, 1997 are not necessarily indicative of the results to be expected for the full year.

     Certain amounts have been reclassified to conform with current period presentation.


(2) Commitments and Contingencies

     The Company is subject to legal proceedings and claims which arise in the normal course of business. While the outcome of these matters cannot be predicted with certainty, management does not believe the outcome of any of these legal matters will have a material adverse effect on the Company's future financial position or results of operations.


(3) Subsequent Event

     On April 28, 1997, the Board of Directors of Marcam Corporation decided to divide the Company into two separate corporations: one of which will operate the portion of the business relating to its PRISM, Protean and Avantis product lines and one of which will operate the portion of the business relating to the MAPICS product line. The separation into two independent, publicly traded companies is designed to enable each to better focus on its core markets, to better serve existing customers and to finance its business. In connection with the separation, Marcam Corporation will change its name to MAPICS, Inc. ("MAPICS") and will continue the operations relating to the MAPICS product line.

     In connection with the separation, Marcam Corporation will transfer to a newly formed corporation, Marcam Solutions, Inc. ("Marcam Solutions"), substantially all of the business, assets and liabilities relating to its PRISM, Protean and Avantis product lines and will contribute an aggregate of $39.0 million in cash, up to the total amount of which may initially be represented by a promissory note (the "Note"). All of the shares of common stock of Marcam Solutions will be distributed pro rata to the stockholders of Marcam Corporation (the "Distribution").

     The Distribution is conditioned upon, among other things, (i) approval by the stockholders of Marcam Corporation and (ii) the receipt of a favorable private letter ruling from the Internal Revenue Service, or, at the option of the Board, opinions of the Company's special tax counsel and independent accountants, with respect to the tax-free nature of the Distribution.

                              MARCAM CORPORATION
           Notes to Consolidated Financial Statements -- (Continued)
                                  (Unaudited)

     The Company currently intends to repay the Note and the Company's outstanding 9.82% Subordinated Notes due 2001 with an aggregate principal amount of $25.0 million (the "Subordinated Notes") with the net proceeds from an underwritten public offering of the common stock of MAPICS (the "Proposed MAPICS Public Offering") or a debt financing which would be consummated in lieu of or in combination with the Proposed MAPICS Public Offering. On April 30, 1997, Marcam filed a Registration Statement on Form S-3 with the Commission relating to the Proposed MAPICS Public Offering. The Company currently expects the Distribution and Proposed MAPICS Public Offering to be completed during the fourth fiscal quarter ended September 30, 1997.

     Prior to the Distribution, MAPICS and Marcam Solutions intend to enter into various agreements providing for the separation of the product lines and governing various ongoing relationships between the two companies, including a distribution agreement, a general services agreement and a tax sharing agreement.

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of Marcam Corporation:

We have audited the accompanying combined balance sheets of MAPICS, Inc. as of September 30, 1996 and 1995 and the related combined statements of operations, divisional equity, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of MAPICS, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of MAPICS, Inc. as of September 30, 1996 and 1995, and the combined results of its operations and its cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.



                                                  COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
April 29, 1997

                                  MAPICS, INC.

                            Combined Balance Sheets
                                (In thousands)



                                                                     As of September 30,    As of March 31,
                                                                    ---------------------   ----------------
                                                                     1995        1996           1997
                                                                                             (unaudited)
                      ASSETS
Current assets:
 Cash   .........................................................   $   226     $   378         $   852
 Accounts receivable, net of allowances of $1,626 in 1995,
  $1,240 in 1996 and $1,466 in 1997 (Note 3)   ..................    20,416      20,518          21,141
 Prepaid expenses and other current assets  .....................       369         487           1,032
                                                                    --------    --------        --------
    Total current assets  .......................................    21,011      21,383          23,025
Property and equipment, net (Note 4)  ...........................     1,755       2,992           2,813
Computer software costs, net (Note 5)    ........................    12,495      15,705          15,741
Other intangible assets, net (Notes 7 and 13)  ..................     5,965       5,325           5,067
                                                                    --------    --------        --------
    Total assets    .............................................   $41,226     $45,405         $46,646
                                                                    ========    ========        ========
        LIABILITIES AND DIVISIONAL EQUITY
Current liabilities:
 Accounts payable   .............................................   $ 3,659     $ 5,308         $ 4,412
 Accrued expenses and other current liabilities (Note 6)   ......    10,673      11,457          11,415
 Deferred revenue   .............................................    15,206      18,563          21,197
                                                                    --------    --------        --------
    Total current liabilities   .................................    29,538      35,328          37,024
Deferred income taxes (Note 8)  .................................       196         884             394
                                                                    --------    --------        --------
    Total liabilities  ..........................................    29,734      36,212          37,418
Commitments and contingencies (Note 9)   ........................        --          --              --
Divisional equity   .............................................    11,492       9,193           9,228
                                                                    --------    --------        --------
    Total liabilities and divisional equity    ..................   $41,226     $45,405         $46,646
                                                                    ========    ========        ========



     The accompanying notes are an integral part of the combined financial statements.

                                  MAPICS, INC.

                       Combined Statements of Operations
                     (In thousands, except per share data)



                                                                                      Six months ended
                                                Years ended September 30,                March 31,
                                            ---------------------------------   ----------------------------
                                             1994        1995        1996          1996           1997
                                                                                (unaudited)     (unaudited)
Revenues:
 License   ..............................   $33,410     $42,745     $45,341       $20,501         $25,328
 Services  ..............................    19,373      26,553      32,261        15,343          18,837
                                            --------    --------    --------      --------        --------
   Total revenues   .....................    52,783      69,298      77,602        35,844          44,165
                                            --------    --------    --------      --------        --------
Operating expenses:
 Cost of license revenues    ............     3,280       5,689       6,913         3,026           4,129
 Cost of services revenues   ............     5,428       7,567       9,499         4,573           5,301
 Selling and marketing    ...............    17,765      24,780      27,851        13,028          14,834
 Product development   ..................     6,692       7,432       6,398         3,122           4,969
 General and administrative  ............     4,810       5,384       5,965         2,212           4,360
                                            --------    --------    --------      --------        --------
   Total operating expenses  ............    37,975      50,852      56,626        25,961          33,593
                                            --------    --------    --------      --------        --------
Income before income tax expense   ......    14,808      18,446      20,976         9,883          10,572
Income tax expense  .....................     4,641       7,112       8,076         3,805           4,071
                                            --------    --------    --------      --------        --------
Net income    ...........................   $10,167     $11,334     $12,900       $ 6,078         $ 6,501
                                            ========    ========    ========      ========        ========
Pro forma net income per common
 share (Note 2) (unaudited)  ............                           $  0.75                       $  0.36
                                                                    ========                      ========
Pro forma weighted average number of
 common and common equivalent
 shares outstanding (Note 2)
 (unaudited)  ...........................                            17,185                        17,991
                                                                    ========                      ========



     The accompanying notes are an integral part of the combined financial statements.

                                  MAPICS, INC.

                    Combined Statements of Divisional Equity
                                (In thousands)



                                                                                              Six months
                                                                                                ended
                                                        Years ended September 30,             March 31,
                                                ------------------------------------------   ------------
                                                  1994           1995           1996           1997
                                                                                             (unaudited)
Balance, beginning of period  ...............    $ 21,271       $ 17,091       $ 11,492        $ 9,193
 Net income    ..............................      10,167         11,334         12,900          6,501
 Net transfers to Marcam Corporation   ......     (14,347)       (16,933)       (15,199)        (6,466)
                                                 --------       --------       --------        -------
Balance, end of period  .....................    $ 17,091       $ 11,492       $  9,193        $ 9,228
                                                 ========       ========       ========        =======




     The accompanying notes are an integral part of the combined financial statements.

                                  MAPICS, INC.

                       Combined Statements of Cash Flows
                                (In thousands)



                                                                                                      Six months
                                                                                                        ended
                                                             Years ended September 30,                March 31,
                                                       -------------------------------------- --------------------------
                                                          1994         1995         1996          1996         1997
                                                                                              (unaudited)   (unaudited)
Cash flows from operating activities:
 Net income    .......................................  $ 10,167     $ 11,334     $ 12,900      $ 6,078       $ 6,501
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation   ....................................       545          709          954          375           660
   Amortization   ....................................     2,353        3,248        3,788        1,936         2,328
   Provision for bad debts    ........................         6          939          399           73           611
   Deferred income taxes   ...........................     1,110          737          688          323          (490)
   Changes in operating assets and liabilities, net
    of effects of acquisition:
    Accounts receivable    ...........................      (788)      (5,302)        (501)       4,447        (1,234)
    Prepaid expenses and other assets  ...............      (418)         239         (118)         (69)         (266)
    Accounts payable .................................       576          383        1,071         (513)         (896)
    Accrued expenses and other current liabilities    .    2,725        4,988          784       (2,999)          (42)
    Deferred revenue .................................     4,143        5,466        3,357        2,982         2,634
                                                        --------     --------     --------      -------       -------
    Net cash provided by operating activities   ......    20,419       22,741       23,322       12,633         9,806
                                                        --------     --------     --------      -------       -------
Cash flows from investing activities:
 Purchases of property and equipment   ...............      (979)        (623)      (1,613)        (466)         (481)
 Additions to computer software costs  ...............    (4,795)      (5,516)      (6,358)      (3,973)       (2,385)
                                                        --------     --------     --------      -------       -------
    Net cash used for investing activities   .........    (5,774)      (6,139)      (7,971)      (4,439)       (2,866)
                                                        --------     --------     --------      -------       -------
Cash flows from financing activities:
 Net transfers to Marcam Corporation   ...............   (14,347)     (16,483)     (15,199)      (7,947)       (6,466)
                                                        --------     --------     --------      -------       -------
    Net cash used for financing activities   .........   (14,347)     (16,483)     (15,199)      (7,947)       (6,466)
                                                        --------     --------     --------      -------       -------
Net increase in cash    ..............................       298          119          152          247           474
Cash at beginning of period   ........................      (191)         107          226          226           378
                                                        --------     --------     --------      -------       -------
Cash at end of period   ..............................  $    107     $    226     $    378      $   473       $   852
                                                        ========     ========     ========      =======       =======


      The accompanying notes are an integral part of the combined financial statements.

                                 MAPICS, INC.
                     Notes to Combined Financial Statements

(1) BASIS OF PRESENTATION

     (a) The Distribution

     On April 28, 1997, the Board of Directors of Marcam Corporation authorized management to proceed with the separation of Marcam Corporation into two publicly traded corporations. Marcam Corporation intends to spin off in a tax-free distribution the portion of its business relating to its PRISM, Protean and Avantis product lines. The separation into two independent, publicly traded companies is designed to enable each to better focus on its core markets, to better serve existing customers and to finance its business. Marcam Corporation will change its name to MAPICS, Inc. ("MAPICS") and will continue the operations relating to the MAPICS product lines.

     In connection with the separation, Marcam Corporation will transfer to a newly formed corporation, Marcam Solutions, Inc. ("Marcam Solutions"), the business, assets and liabilities relating to its PRISM, Protean and Avantis product lines and will commit to contribute certain amounts of cash to Marcam Solutions, as represented by a note. The note will be paid with a portion of the proceeds from a proposed offering of common stock of MAPICS or a debt financing which would be consummated in lieu of or in combination with the proposed public offering. All of the shares of common stock of Marcam Solutions will be distributed (the "Distribution") by means of a distribution to stockholders of Marcam Corporation. Subsequent to the Distribution, MAPICS will be the legal entity that will continue to conduct the operations relating to Marcam Corporation's MAPICS product lines. However, for accounting purposes, due to the relative significance of the PRISM, Protean and Avantis product lines, the Distribution will be recorded as a disposal of the MAPICS product lines in the historical consolidated financial statements of Marcam Corporation and in the future financial statements of Marcam Solutions.

     The Distribution will be subject to final approval by the Board of Directors of Marcam Corporation, approval by the stockholders of Marcam Corporation, and the receipt of a favorable ruling from the Internal Revenue Service that, except as provided therein, the Distribution will qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), or, if such ruling is not obtained prior to the date of the Distribution, an opinion of special tax counsel and Marcam Corporation's independent accountants to the effect that, except as provided therein, the Distribution should qualify as a tax-free distribution under Section 355 of the Code.

     These combined financial statements have been prepared using Marcam Corporation's historical basis in the assets and liabilities and historical results of operations related to the MAPICS product lines. These combined financial statements generally reflect the financial position, results of operations, and cash flows of MAPICS as if it were a separate entity for all periods presented. Certain costs and expenses presented in these financial statements have been allocated based on management's estimates of the cost of services provided to MAPICS by Marcam Corporation. Management believes that these allocations are reasonable. However, the financial information included herein may not necessarily reflect the combined financial position, results of operations, and cash flows of MAPICS in the future, or what they would have been had MAPICS been a separate entity during the periods presented.

     Prior to the Distribution, MAPICS intends to enter into various agreements with Marcam Solutions providing for the separation of the product lines and governing various ongoing relationships between the two companies, in accordance with the terms described in Note 15.

     (b) Nature of the Business

     MAPICS is a leading provider of enterprise resource planning (ERP) software applications for mid-size manufacturing enterprises worldwide. MAPICS' products provide an integrated and function-rich ERP solution with the breadth and depth of applications to manage an entire manufacturing enterprise. The MAPICS XA product line currently consists of more than 40 integrated application modules in the areas of Engineering and Cost Management, Market and Demand Management, Plant Operations and Logistics Management, Production Resource Planning, Financial Management and Measurements and Cross Applications Solutions. MAPICS also provides services to customers in the form of product support. The primary geographic markets of MAPICS include North America, Europe, the Middle East, Africa, Latin America and Asia Pacific.

                                 MAPICS, INC.
             Notes to Combined Financial Statements -- (Continued)

(2) SIGNIFICANT ACCOUNTING POLICIES

     (a) Use of Estimates by Management

     The preparation of combined financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates included in these financial statements are the valuation of capitalized software, intangible assets and accounts receivable and the allocation of corporate expenses from Marcam Corporation. Actual results may differ from estimates.

     (b) Revenue Recognition

     MAPICS recognizes revenues from the licensing of its software upon the signing of license agreements, delivery of the software and determination that collection of the related receivable is probable. Under the terms of the MAPICS license agreements, the customer is responsible for installation and training. At the time MAPICS recognizes revenues from the licensing of software, no significant vendor obligations remain, and the costs of insignificant obligations, if any, are accrued.

     MAPICS recognizes services revenues from its periodic license fees ratably over the terms of the license agreements. The periodic license fee, which is typically payable annually in advance, entitles the customer to continue using the software and to receive certain support services.

     Generally, revenues from the licensing of products through third-party representatives are included in revenues, and related commissions are included in selling and marketing expenses. In certain situations, however, revenues from affiliates are recorded as royalties in license revenues (See Note 14).

     (c) Concentrations of Credit Risk

     Financial instruments which potentially expose MAPICS to concentrations of credit risk consist primarily of trade accounts receivable. MAPICS provides credit, in the normal course of business, to various types and sizes of manufacturers located throughout the world. As a result, concentration of credit risk with respect to trade receivables is not significant.

     (d) Property and Equipment

     Property and equipment are stated at cost. Depreciation is calculated using the straight-line method based upon the following estimated useful lives:



     Furniture and fixtures   ......   4 years
     Computer equipment    .........   4 years
     Leasehold improvements   ......   Shorter of lease term or useful life of asset


     (e) Computer Software Costs

     MAPICS charges all costs of establishing technological feasibility of computer software products to product development expense as they are incurred. Thereafter, computer software costs are capitalized and reported at the lower of unamortized cost or net realizable value. Computer software costs include in-house software development costs and the costs incurred to translate software into various foreign languages. Amortization of computer software costs commences upon general release of the product to customers and is computed on a product-by-product basis using the greater of the amount determined using (a) the ratio that current period gross revenues bear to the total of current and anticipated future gross revenues or (b) the straight-line method over the estimated economic life of the product (generally five years). Amortization of capitalized software costs is charged to cost of license revenues. Capitalized software is subject to rapid technological obsolescence and, as a result, amortization periods could ultimately shorten to reflect changes in technology in the future. In fiscal 1997, MAPICS changed the estimated useful life of its 1997 and future translation expenditures from five years to two years. This change in estimate decreased net income by approximately $230,000 for the six months ended March 31, 1997.

                                 MAPICS, INC.
             Notes to Combined Financial Statements -- (Continued)

     (f) Other Intangible Assets

     Other intangible assets represent intangible assets that are being amortized to cost of license revenues using the straight-line method over the estimated lives of the intangibles. The installed customer base and affiliate network is amortized over fifteen years; trade names, trademarks and goodwill are amortized over ten years.

     MAPICS evaluates the net realizable value of capitalized software costs and other intangibles on a quarterly basis using undiscounted cash flows. Its review of intangible assets includes an analysis of past operating results, business plans and budgets related to recoverability of the specific assets.

     (g) Foreign Currency Translation

     The majority of foreign revenues of MAPICS are denominated in local currencies. The functional currency for each of the MAPICS foreign operations is generally its local currency. Assets and liabilities of foreign operations are translated into U.S. dollars at period-end rates of exchange. Revenues and expenses are translated into U.S. dollars at the average rates for the periods. The resultant translation gains and losses are immaterial for all periods presented. Foreign currency transaction gains and losses and the effects of exchange rate changes on cash are immaterial for all periods presented.

     (h) Income Taxes

     Historically, the operations represented by MAPICS have been included in the consolidated U.S. Federal and certain state and foreign income tax returns filed by Marcam Corporation. Income tax expense has been calculated on a separate-return basis. Income taxes paid on behalf of MAPICS are included in divisional equity. After the Distribution, MAPICS will file separate income tax returns.

     Pursuant to the anticipated Tax Sharing Agreement between MAPICS and Marcam Solutions and after the Distribution, MAPICS will be entitled to utilize certain tax attributes (principally federal, state and foreign net operating loss carryforwards) of Marcam Corporation.

     (i) Divisional Equity

     Divisional equity includes accumulated retained earnings, net transfers to Marcam Corporation and current period income.

     (j) Unaudited pro forma net income per share

     Unaudited pro forma net income per share gives effect to the Distribution. The calculation of pro forma weighted average number of shares outstanding includes (i) the weighted average number of common shares outstanding of Marcam Corporation (11,384,000 shares and 11,459,000 shares, respectively, for the year ended September 30, 1996 and for the six months ended March 31, 1997),
(ii) the weighted average number of common equivalent shares from the assumed exercise of dilutive stock options, warrants and convertible preferred stock of Marcam Corporation (2,801,000 shares and 3,532,000 shares, respectively, for the year ended September 30, 1996 and for the six months ended March 31, 1997), and (iii) the number of shares of common stock from the proposed offering of MAPICS common stock whose proceeds are deemed to be used to pay the capital contribution of $39,000,000 to Marcam Solutions, based on an assumed offering price of $13 per share (3,000,000 shares for the year ended September 30, 1996 and for the six months ended March 31, 1997) (See Note 9). Pro forma fully diluted net income per share does not differ materially from reported pro forma primary net income per share.

     (k) Allocated Costs

     Expenses have been allocated based on a variety of methods depending on the nature of the expense. Such allocation methods include proportional MAPICS product revenue to total Marcam Corporation revenue, headcount equivalents and management estimates. These amounts approximate management's estimates of Marcam Corporation's corporate costs to support the MAPICS-related operations. An allocation of corporate marketing expenses, corporate product development expenses, and corporate administrative functions (including data services, employee benefits, legal, insurance, accounting and other corporate overhead) has been included in the selling and marketing, product development, and general and administrative operating expenses in the combined statements of operations.

                                 MAPICS, INC.
             Notes to Combined Financial Statements -- (Continued)

     (l) Interim Period Financial Statements

     In the opinion of management, the unaudited interim combined financial statements contain all adjustments which are of a normal recurring nature, necessary to present fairly the financial position of MAPICS as of March 31, 1997 and its results of operations and cash flows for the six months ended March 31, 1997 and 1996. Interim financial results are not necessarily indicative of operating results for the entire year.

     (m) New Accounting Pronouncements

     In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), was issued which will require MAPICS to elect either expense recognition under SFAS 123 or its disclosure-only alternative for stock-based employee compensation. The expense recognition provision encouraged by SFAS 123 would require fair-value based financial accounting to recognize compensation expense for employee stock compensation plans. MAPICS has determined that it will elect the disclosure-only alternative. MAPICS will be required to disclose the pro forma net income and pro forma net income per share in the notes to the financial statements using the fair-value based method beginning in fiscal 1997 after the Distribution, with comparable disclosures for fiscal 1996. MAPICS has not determined the impact that these pro forma adjustments will have on its net income or income per share.

     In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), was issued which will require MAPICS to present basic and diluted earnings per share (EPS). Basic EPS, which replaces primary EPS, excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS under existing rules. SFAS 128 requires restatement of all prior period earnings per share data presented. MAPICS will adopt SFAS 128 as of October 1, 1998 and has not yet determined the impact of the adoption of this standard.


(3) ALLOWANCE FOR DOUBTFUL ACCOUNTS

     MAPICS provides reserves for customer receivable balances which are considered potentially uncollectible. The allowance for doubtful accounts amounted to $733,000, $1,626,000, $1,240,000 and $1,466,000 at September 30,
1994, 1995 and 1996 and March 31, 1997, respectively. The provision charged to bad debt expense, which is included in general and administrative expenses, was $6,000, $939,000 and $399,000 for fiscal 1994, 1995 and 1996, respectively, and was $611,000 for the six months ended March 31, 1997. Write-offs against the allowance were $458,000, $46,000 and $785,000 for fiscal 1994, 1995 and 1996, respectively, and were $385,000 for the six months ended March 31, 1997.

                                 MAPICS, INC.
             Notes to Combined Financial Statements -- (Continued)

(4) PROPERTY AND EQUIPMENT


     Property and equipment consist of the following (in thousands):


                                                             September 30,         March 31,
                                                       -------------------------   ------------
                                                         1995          1996          1997
                                                                                   (unaudited)
  Furniture and fixtures    ........................    $    99       $   106        $   138
  Computer equipment  ..............................      3,101         5,285          5,710
  Leasehold improvements    ........................         25            25             49
                                                        -------       -------        -------
                                                          3,225         5,416          5,897
  Accumulated depreciation and amortization   ......     (1,470)       (2,424)        (3,084)
                                                        -------       -------        -------
                                                        $ 1,755       $ 2,992        $ 2,813
                                                        =======       =======        =======


(5) COMPUTER SOFTWARE COSTS


     Computer software costs capitalized during fiscal years 1994, 1995 and 1996 amounted to $4,795,000, $5,516,000 and $6,358,000, respectively, and during the six months ended March 31, 1997, amounted to $2,385,000. Amortization of computer software costs during those periods was approximately $1,553,000, $2,448,000, $3,148,000, and $2,070,000, respectively. These combined financial statements reflect a reduction of $1,050,000 in net capitalized software costs at September 30, 1995 as a result of purchase accounting adjustments described in Note 13 and reflect the reclassification of $279,000 of capitalized software costs to other assets in the six months ended March 31, 1997. Accumulated amortization at September 30, 1995, September 30, 1996 and March 31, 1997 totaled $2,754,000, $5,902,000 and $7,972,000, respectively.


(6) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES


     Accrued expenses and other current liabilities consist of the following (in thousands):


                                                      September 30,       March 31,
                                                  ---------------------   ------------
                                                   1995        1996         1997
                                                                          (unaudited)
  Accrued commissions and royalties   .........   $ 5,949     $ 5,556       $ 7,077
  Accrued payroll and related expenses   ......       274       1,642         1,632
  Accrued sales and other taxes    ............       407         530           722
  Other    ....................................     4,043       3,729         1,984
                                                  --------    --------      --------
                                                  $10,673     $11,457       $11,415
                                                  ========    ========      ========


                                 MAPICS, INC.
             Notes to Combined Financial Statements -- (Continued)

(7) OTHER INTANGIBLE ASSETS

     Other intangible assets consist of the following (in thousands):


                                                                 September 30,         March 31,
                                                           -------------------------   ------------
                                                             1995          1996          1997
                                                                                       (unaudited)
  Installed customer base and affiliate network   ......    $ 6,034       $ 6,034        $ 6,034
  Trade names and trademarks    ........................      1,712         1,712          1,712
  Goodwill    ..........................................        286           286            286
                                                            -------       -------        -------
                                                              8,032         8,032          8,032
  Accumulated amortization   ...........................     (2,067)       (2,707)        (2,965)
                                                            -------       -------        -------
                                                            $ 5,965       $ 5,325        $ 5,067
                                                            =======       =======        =======


(8) INCOME TAXES

     The components of the provision for income taxes are as follows (in thousands):


                                                        Six months ended
                         Years ended September 30,         March 31,
                       ------------------------------   -----------------
                       1994       1995       1996            1997
                                                          (unaudited)
 Federal:
   Current    ......     $2,742     $4,743     $5,547        $3,527
   Deferred   ......        978        653        610          (434)
                        -------    -------    -------        ------
    Total  .........      3,720      5,396      6,157         3,093
                        -------    -------    -------        ------
 State:
   Current    ......        736      1,398      1,415           745
   Deferred   ......        131         84         78           (56)
                        -------    -------    -------        ------
    Total  .........        867      1,482      1,493           689
                        -------    -------    -------        ------
 Foreign:
   Current    ......         54        234        426           289
   Deferred   ......         --         --         --            --
                        -------    -------    -------        ------
    Total  .........         54        234        426           289
                        -------    -------    -------        ------
 Total    .........      $4,641     $7,112     $8,076        $4,071
                        =======    =======    =======        ======


                                 MAPICS, INC.
             Notes to Combined Financial Statements -- (Continued)

     The components of income from domestic and foreign operations before provision for income taxes are as follows (in thousands):


                                                          Six months
                                                            ended
                          Years ended September 30,       March 31,
                      ---------------------------------   ------------
                       1994        1995        1996         1997
                                                          (unaudited)
  Domestic   ......   $14,760     $18,137     $20,766       $10,274
  Foreign    ......        48         309         210           298
                      --------    --------    --------      --------
   Total  .........   $14,808     $18,446     $20,976       $10,572
                      ========    ========    ========      ========

     The effective income tax rates of 31.3%, 38.6% and 38.5% for the years ended September 30, 1994, 1995 and 1996, respectively, and 38.5% for the six months ended March 31, 1997, differ from the expected income taxes for those periods calculated by applying the federal statutory rate of 35.0% to income before income taxes for the years ended September 30, 1994, 1995 and 1996 and the six months ended March 31, 1997 as follows (in thousands):


                                                                                   Six months
                                                                                     ended
                                                    Years ended September 30,      March 31,
                                                  ------------------------------   ------------
                                                  1994       1995       1996         1997
                                                                                   (unaudited)
  Expected tax   ..............................   $5,183     $6,456     $7,342       $3,701
  Benefit of net operating losses  ............     (169)        --         --           --
  State taxes, net  ...........................      610        992        998          429
  Research and experimentation credits   ......     (737)      (423)      (413)        (159)
  Other    ....................................     (246)        87        149          100
                                                  ------     ------     ------       ------
                                                  $4,641     $7,112     $8,076       $4,071
                                                  ======     ======     ======       ======


     Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred income tax liability at September 30, 1995 and 1996 and March 31, 1997 relate to the following (in thousands):


                                                    September 30,          March 31,
                                              -------------------------   ------------
                                                1995          1996           1997
                                                                          (unaudited)
Deferred tax assets:
   Deferred revenue   .....................    $   334       $   411       $   451
   Allowance for doubtful accounts   ......        469           229           450
   Intangible assets  .....................         71            --            --
   Other  .................................         41           267           718
                                               -------       -------       --------
   Total deferred tax assets   ............        915           907         1,619
                                               -------       -------       --------
Deferred tax liabilities:
   Capitalized software  ..................     (1,044)       (1,034)         (867)
   Intangible assets  .....................         --          (737)       (1,143)
   Other  .................................        (67)          (20)           (3)
                                               -------       -------       --------
   Total deferred tax liabilities    ......     (1,111)       (1,791)       (2,013)
                                               -------       -------       --------
   Net deferred tax liabilities   .........    $  (196)      $  (884)      $  (394)
                                               =======       =======       ========


                                 MAPICS, INC.
             Notes to Combined Financial Statements -- (Continued)

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. As a result of its evaluation, management has recorded no valuation allowance.

     Pursuant to the anticipated Tax Sharing Agreement between MAPICS and Marcam Solutions and upon the effectiveness of the Distribution, MAPICS will become entitled to utilize certain tax attributes of Marcam Corporation. As of September 30, 1996, those attributes include net operating loss carryforwards of approximately $42 million, foreign tax credit carryforwards of approximately $4 million and research and experimentation credit carryforwards of approximately $3 million. Such carryforwards expire between 1997 and 2012. The utilization of net operating loss carryforwards will be limited on an annual basis due to changes in ownership of Marcam Corporation. Management does not believe that this limitation will have a significant impact on the amount of taxes to be paid in the future.


(9) COMMITMENTS AND CONTINGENCIES

Lease Commitments

     MAPICS leases certain equipment and office space under noncancelable agreements and leases which expire at various dates through 2001. Future minimum lease payments under noncancelable operating leases at September 30, 1996 were as follows (in thousands):


Year ending September 30:
  1997    ...........................   $1,161
  1998    ...........................      584
  1999    ...........................      166
  2000    ...........................       11
  2001    ...........................        5
                                        -------
Total minimum lease payments   ......   $1,927
                                        =======

     Total rental expense charged to operations was $926,000, $1,033,000 and $1,133,000 for fiscal years 1994, 1995 and 1996, respectively, and $533,000 for the six months ended March 31, 1997.

Capitalization of Marcam Solutions/Marcam Corporation Debt (Unaudited)

     Prior to the Distribution, MAPICS intends to contribute to Marcam Solutions a promissory note, the maximum amount of which may be $39.0 million. In addition, at the time of the Distribution MAPICS will assume the $25.0 million 9.82% subordinated notes due 2001 issued by Marcam Corporation. Both of these liabilities will be repaid with proceeds from a proposed offering of common stock of MAPICS. If the offering is unsuccessful or delayed, MAPICS will be required to seek alternative sources to finance these expected obligations.

Litigation

     MAPICS is subject to legal proceedings and claims which arise in the normal course of business. While the outcome of these matters cannot be predicted with certainty, management does not believe the outcome of any of these legal matters will have a material adverse effect on the financial position or results of operations of MAPICS.

     MAPICS will be indemnified for future claims arising from Marcam Corporation's PRISM, Protean and Avantis product lines and related activities in accordance with the agreements to be entered into with Marcam Solutions as described in Note 15.

                                 MAPICS, INC.
             Notes to Combined Financial Statements -- (Continued)

(10) EMPLOYEE STOCK OPTION PLANS

     Under Marcam Corporation's stock plans, certain employees and officers have been granted incentive stock options and non-qualified stock options. At September 30, 1996, options for the purchase of 2,109,000 shares of Marcam Corporation common stock were outstanding, of which options for 623,000 shares were exercisable, with option prices ranging from $1.00 to $29.25 per share. Of those options, MAPICS employees held 213,000, of which 96,000 shares were exercisable, with option prices ranging from $1.50 to $22.50 per share. At March 31, 1997, outstanding options for the purchase of 2,644,000 shares of Marcam Corporation common stock were outstanding, of which options for 874,000 shares were exercisable, with option prices ranging from $1.00 to $29.25 per share. Of those options, MAPICS employees held 357,000, of which 124,000 shares were exercisable, with option prices ranging from $1.50 to $22.50 per share.

     Promptly following the Distribution, outstanding awards under the Marcam Corporation stock plans held by Marcam Corporation employees will be adjusted so as to represent two separately exercisable options--one to purchase common stock of MAPICS and one to purchase common stock of Marcam Solutions. Each of the two options will have the same ratio of the exercise price per option to the market value per share, the same vesting provisions, option periods and other terms and conditions and, in aggregate, the same difference between market value and exercise price as reflected in the original Marcam Corporation option.


(11) EMPLOYEE BENEFIT PLAN

     Certain employees of MAPICS in the United States are eligible to participate in Marcam Corporation's sponsored profit sharing retirement plan established under the provisions of Internal Revenue Code Section 401(k). The expenses of MAPICS related to this plan which are included in the statements of operations amounted to $0, $77,000 and $110,000 for the fiscal years ended September 30, 1994, 1995, and 1996, respectively, and $85,000 for the six-month period ended March 31, 1997.


(12) MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

     MAPICS had no customers which accounted for 10% or more of total revenues in fiscal years 1995 and 1996 or in the six months ended March 31, 1996 and 1997. In fiscal 1994, International Business Machines Corporation accounted for 12% of total revenues (See Note 14.)

     MAPICS markets its products worldwide. Revenues are grouped into three main geographic segments: U.S., Europe and All Other. Financial data by geographic area is as follows (in thousands):

                                 MAPICS, INC.
             Notes to Combined Financial Statements -- (Continued)


                                                 U.S.     Europe   All Other   Elimination    Total
                                               --------- --------- ----------- ------------- --------
Fiscal year 1994
----------------
  Net sales to unaffiliated customers   ......   $41,210   $ 5,273   $6,300      $    --     $52,783
  Transfers between geographic areas    ......       965        --       --         (965)         --
                                                --------  --------   -------     -------     --------
  Total revenues   ...........................    42,175     5,273    6,300         (965)     52,783
                                                --------  --------   -------     -------     --------
  Net income    ..............................     5,356     1,375    1,608        1,828      10,167
  Identifiable assets    .....................    32,041     3,489      862           --      36,392

  Fiscal year 1995
  ----------------
  Net sales to unaffiliated customers   ......   $50,934   $10,419   $7,945      $    --     $69,298
  Transfers between geographic areas    ......     1,538        --       --       (1,538)         --
                                                --------  --------   -------     -------     --------
  Total revenues   ...........................    52,472    10,419    7,945       (1,538)     69,298
                                                --------  --------   -------     -------     --------
  Net income (loss)   ........................     9,669       458    2,623       (1,416)     11,334
  Identifiable assets    .....................    34,765     4,841    1,620           --      41,226

  Fiscal year 1996
  ----------------
  Net sales to unaffiliated customers   ......   $56,546   $14,311   $6,745      $    --     $77,602
  Transfers between geographic areas .........     1,816        --       --       (1,816)         --
                                                --------  --------   -------     -------     --------
  Total revenues   ...........................    58,362    14,311    6,745       (1,816)     77,602
                                                --------  --------   -------     -------     --------
  Net income (loss)   ........................    10,058     2,197      938         (293)     12,900
  Identifiable assets ........................    37,876     4,789    2,740           --      45,405

  Six months ended March 31,1997 (unaudited)
  ------------------------------------------
  Net sales to unaffiliated customers   ......   $32,450   $ 9,447   $2,268      $       --  $44,165
  Transfers between geographic areas    ......     1,114        --       --       (1,114)         --
                                                --------  --------   -------     -------     --------
  Total revenues   ...........................    33,564     9,447    2,268       (1,114)     44,165
                                                --------  --------   -------     -------     --------
  Net income (loss)   ........................     5,641       702      255          (97)      6,501
  Identifiable assets    .....................    37,459     5,156    4,031           --      46,646


(13) RELATIONSHIP WITH MARCAM CORPORATION

     An allocation of corporate marketing expenses, corporate product development expenses, and corporate administrative functions (including data services, employee benefits, legal, insurance, accounting and other corporate overhead) has been included in the selling and marketing, product development, and general and administrative operating expenses in the combined statements of operations and is presented in the following table. Certain general and administrative and selling and marketing expenses, which were specifically identified by product line in fiscal 1995 and 1996, were not directly identified by product line or function in fiscal 1994. Management has estimated those fiscal 1994 expenses attributable to the MAPICS-related business, and has presented those expenses as corporate allocations in the following table.

                                 MAPICS, INC.
             Notes to Combined Financial Statements -- (Continued)

     The amounts allocated to MAPICS in each of the periods presented are as follows (in thousands):


                                                                 Six months ended
                                      Years ended September 30,      March 31,
                                      -------------------------  -----------------
                                       1994     1995    1996     1996        1997
                                                                    (unaudited)
  Selling and marketing ............ $5,219     $ 223   $ 213    $  102    $  134
  Product development   ............    207       221     239       117        --
  General and administrative  ......  2,794     2,030   2,412     1,204     1,415


     Net transfers to Marcam Corporation, included in divisional equity, includes net cash transfers to Marcam Corporation, amounts due to Marcam Corporation for services and other charges, and income taxes paid on behalf of MAPICS by Marcam Corporation. No interest has been charged to MAPICS related to these transactions or to any debt held by Marcam Corporation. The weighted average balance due to (from) Marcam Corporation was $16,901,000, $1,261,000, $(14,806,000) and $(25,638,000) for the years ended September 30, 1994, 1995 and 1996 and for the six months ended March 31, 1997, respectively. The activity in the net transfers to Marcam Corporation account, included in divisional equity, is summarized below.




                                                                                            Six months ended
                                                       Years ended September 30,               March 31,
                                               ------------------------------------------   -----------------
                                                 1994           1995           1996              1997
  Marcam Corporation services and
    other charges   ........................    $   8,220      $   2,474      $   2,864         $  1,549
  Domestic and foreign income taxes   ......        4,641          7,112          8,076            4,071
  Non-cash purchase accounting
    adjustments  ...........................           --           (450)            --               --
  Cash transfers, net  .....................      (27,208)       (26,069)       (26,139)         (12,086)
                                                ---------      ---------      ---------          --------
  Net transfers to Marcam Corporation   .       $ (14,347)     $ (16,933)     $ (15,199)        $ (6,466)
                                                =========      =========      =========         =========


     On February 26, 1993, Marcam Corporation acquired the exclusive worldwide marketing rights to the MAPICS product line for 25 years. Marcam Corporation also acquired the option to purchase the MAPICS product line and certain related intellectual property rights. As part of the acquisition of the marketing rights, Marcam Corporation expensed $5,568,000 of in-process research and development costs and recorded $10,699,000 of intangible assets acquired. These amounts have been reflected in the combined financial statements of MAPICS.

     On September 29, 1995, Marcam Corporation acquired all of the outstanding stock of the company which owned the MAPICS product line. As part of the acquisition, certain non-cash balance sheet adjustments were recorded by Marcam Corporation which have been reflected in the combined financial statements of MAPICS. The adjustments consist of the following (in thousands):


Reduction of net computer software costs   ......    $ 1,050

Reduction of payables    ........................     (1,500)
                                                     -------
Net adjustment  .................................    $  (450)
                                                     =======


(14) RELATED PARTY TRANSACTIONS

     MAPICS has a number of marketing and product development relationships with International Business Machines Corporation ("IBM"). IBM has purchased licenses for MAPICS products for internal use, as well as for marketing purposes. MAPICS has purchased certain services, equipment and software licenses from IBM.

     Under various agreements with MAPICS and its representatives, IBM markets MAPICS products in cooperation with MAPICS and its subsidiaries or representatives in several countries. In each case, MAPICS or

                                 MAPICS, INC.
             Notes to Combined Financial Statements -- (Continued)

its representative pays IBM a fee for marketing MAPICS products when a sale is made with IBM's assistance. The fee is calculated as a percentage of the license fees received by MAPICS and varies based on the agreement's specific territories. MAPICS paid IBM aggregate fees of $1,453,000, $198,000 and $0 in fiscal years 1994, 1995 and 1996, respectively, and $0 in the six-month period ended March 31, 1997.

     MAPICS recorded royalties from IBM of approximately $5,675,000, $2,614,000 and $604,000 in fiscal years 1994, 1995 and 1996, respectively, and $265,000, in the six-month period ended March 31, 1997 relating to sales of MAPICS products.

     MAPICS also licenses products and provides services to IBM in the ordinary course of business. During fiscal years 1994, 1995 and 1996, MAPICS recognized an aggregate of approximately $700,000, $185,000 and $409,000, respectively, and during the six-month period ended March 31, 1997 recognized $236,000 from licensing products and providing services to IBM. IBM also sells products and provides services, including distribution and translation services, to MAPICS in the ordinary course of business.

     Total revenues that were derived from transactions with IBM were $6,375,000, $2,799,000 and $1,013,000 for fiscal 1994, 1995 and 1996, respectively, and $501,000 for the six-month period ended March 31, 1997.


(15) SUBSEQUENT EVENTS (Unaudited)

     Agreements with Marcam Solutions

     Distribution Agreement. Prior to the completion of the offering, the Company and Marcam Solutions will enter into a Distribution Agreement. Pursuant to the Distribution Agreement, subject to limited exceptions, the two companies are required to indemnify each other and each other's directors, officers, employees, agents and representatives for liabilities under federal or state securities laws that are a result of the offering and the Distribution. The Distribution Agreement also provides that each party thereto will indemnify the other party thereto and its directors, officers, employees, agents and representatives for liabilities that may be incurred by the indemnified party relating to, resulting from or arising out of (i) the business, operations or assets conducted or owned or formerly conducted or owned by the indemnifying party and its subsidiaries, or (ii) the failure by the indemnifying party to comply with any other agreements executed in connection with the Distribution or the offering. In addition, the Distribution Agreement provides that Marcam Solutions will indemnify MAPICS and its directors, officers, employees, agents and representatives for any liabilities resulting from or arising out of certain acts, failures to act or the provision of incorrect factual information by Marcam Solutions in connection with the IRS private letter ruling request that cause the Distribution to be taxable to MAPICS or its stockholders. The ancillary agreements to be executed in connection with the Distribution include a General Services Agreement and a Tax Sharing Agreement. With respect to matters governed by the General Services Agreement, the relationship between MAPICS and Marcam Solutions is intended to continue in a manner generally consistent with past practices. Management believes that the expected charges in accordance with these agreements are fair and reasonable.

     General Services Agreement. The General Services Agreement will provide that Marcam Solutions and MAPICS will provide to each other from time to time, upon request, certain routine and ordinary corporate services, including financial, accounting, tax, administrative and legal services. For these services, the party providing such services will be reimbursed for its costs (including the pro rata costs of its employees performing such services and allocable overhead) on a per diem basis.

     Tax Sharing Agreement. Prior to completion of the Distribution, MAPICS and Marcam Solutions intend to enter into a Tax Sharing Agreement that defines the parties rights and obligations with respect to certain tax liabilities and refunds relating to the business of MAPICS for taxable years prior to the Distribution. In general, pursuant to the Tax Sharing Agreement, Marcam Solutions shall be responsible for certain state, local and foreign taxes for periods ending on or before the date of the Distribution (and shall be entitled to refunds with respect to such taxes), and MAPICS shall be responsible for all other taxes for such periods (and shall be entitled to refunds with respect

                                 MAPICS, INC.
             Notes to Combined Financial Statements -- (Continued)

to such taxes). In addition, under the Tax Sharing Agreement, MAPICS shall be liable for any tax arising out of the Distribution. The Tax Sharing Agreement further provides for cooperation with respect to certain tax matters, the exchange of information and the retention of records.

     Line of Credit

     In connection with the Distribution, MAPICS will assume Marcam Corporation's $20,000,000 revolving credit facility and be obligated to repay any indebtedness outstanding under this credit facility. Borrowing availability under this facility is limited to 80% of qualifying accounts receivable and borrowings bear interest at a designated prime rate plus 1% per annum. This credit facility will expire on August 31, 1997 and, after the Distribution, will be collateralized by liens on substantially all of MAPICS' assets. Additionally, this credit facility will contain covenants which, among other things, impose certain limitations or prohibitions on MAPICS with respect to additional indebtedness, liens and capital leases; the payment of dividends on, and the redemption or repurchase of, capital stock of MAPICS; investments and acquisitions; the merger or consolidation of MAPICS with any person or entity and the disposition of any of the property or assets of MAPICS.

                                 MAPICS, INC.
             Notes to Combined Financial Statements -- (Continued)

(16) SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

     The following quarterly information is unaudited and, in the opinion of management, includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the operating results for each quarter.


                                              First     Second    Third     Fourth
                                             Quarter   Quarter   Quarter   Quarter    Year
                                             --------- --------- --------- --------- --------
                                                              (In thousands)
     1995:
   Revenues   .............................. $17,213   $15,358   $15,303   $21,424   $69,298
   Income before income tax expense   ......   5,744     4,040     3,502     5,160    18,446
   Net income    ...........................   3,529     2,482     2,152     3,171    11,334
     1996:
   Revenues   .............................. $18,623   $17,221   $18,128   $23,630   $77,602
   Income before income tax expense   ......   5,037     4,846     4,594     6,499    20,976
   Net income    ...........................   3,098     2,980     2,826     3,996    12,900
     1997:
   Revenues   .............................. $23,379   $20,786
   Income before income tax expense   ......   5,793     4,779
   Net income    ...........................   3,563     2,938


                                    PART II


                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20. Indemnification of Directors and Officers.

     The Delaware General Corporation Law (the "Delaware Law") permits indemnification of officers, directors, employees and agents against liabilities and expenses incurred in proceedings if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. In the case of derivative actions, indemnification is limited to expenses and no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless indemnification is otherwise authorized by a court. In the case of any criminal proceeding, the individual must either have had reasonable cause to believe the conduct was lawful or had no reasonable cause to believe the conduct was unlawful. The Delaware Law provides that the statutory indemnification is not exclusive of rights to indemnification provided in the certificate of incorporation or by-laws, or through resolutions of a corporation's board of directors or shareholders.

     The Certificate of Incorporation of Marcam Solutions, Inc. ("Marcam Solutions") provides that each person who is involved in any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service to the full extent permitted by Delaware Law as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted prior to such amendment) or by other applicable laws then in effect. The indemnification rights offered by the Certificate of Incorporation of Marcam Solutions are not exclusive of any other right to which a person seeking indemnification may be entitled under any law, by-law, agreement, vote of stockholders or disinterested directors or otherwise. Marcam Solutions intends to enter into indemnification agreements with its directors and officers providing indemnification to the full extent permitted by Delaware Law. Marcam Solutions is authorized to purchase and maintain (and Marcam Solutions intends to maintain) insurance on behalf of its directors, officers, employees and agents.


Item 21. Exhibits and Financial Statement Schedules.


(a) Exhibits:


Exhibit No.     Description
-------------   --------------------------------------------------------------------------------
2               Form of Distribution Agreement between Marcam Solutions, Inc. and Marcam
                Corporation (MAPICS, Inc. post-Distribution)
3.1             Certificate of Incorporation of the Registrant
3.2             By-laws of the Registrant
4.1             Specimen certificate representing the Common Stock
4.2             Form of Rights Agreement between Marcam Solutions, Inc. and The First National
                Bank of Boston, which includes as Exhibit A the form of Certificate of Vote of
                Directors Establishing a Series of a Class of Stock, as Exhibit B the Form of
                Rights
                Certificate, and as Exhibit C the Summary of Rights to Purchase Preferred Stock
4.3             Form of Warrant

Exhibit No.     Description
-------------   -----------------------------------------------------------------------------------
5               Opinion of Testa, Hurwitz & Thibeault, LLP
8.1             Form of Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
8.2             Form of Tax Opinion of Coopers & Lybrand L.L.P.
10.1            Form of Promissory Note of MAPICS, Inc. to be issued to Marcam Solutions, Inc.
10.2            Form of General Services Agreement between MAPICS, Inc. and Marcam Solutions,
                Inc.
10.3            Form of Tax Sharing Agreement between MAPICS, Inc. and Marcam Solutions, Inc.
10.4            Marcam Solutions, Inc. 1997 Employee Stock Purchase Plan
10.5            Marcam Solutions, Inc. 1997 Stock Plan
10.6            Marcam Solutions, Inc. Non-Employee Director Stock Option Plan
21              Subsidiaries of Marcam Solutions, Inc. (after the Distribution)
23.1            Consent of Testa, Hurwitz & Thibeault, LLP (contained in its opinion as Exhibit 5)
23.2            Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in its opinion as
                Exhibit 8.1)
23.3            Consent of Coopers & Lybrand L.L.P. (contained in its opinion as Exhibit 8.2)
23.4            Consent of Coopers & Lybrand L.L.P.
23.5            Consent of Coopers & Lybrand L.L.P.
23.6            Consent of KPMG Peat Marwick LLP


(b) Financial Statements Schedules:

     All schedules to the financial statements are omitted as the required information is either inapplicable or presented in the financial statements or related notes thereto.


Item 22. Undertakings.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newton, Commonwealth of Massachusetts on this 13th day of June, 1997.

                                        MARCAM SOLUTIONS, INC.



                                        By: /s/ Michael J. Quinlan
                                            -----------------------------------

                                        Michael J. Quinlan
                                        President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


        Signature                          Title(s)                      Date
        ---------                          --------                      ----

/s/ Michael J. Quinlan         President, Chief Executive Officer,
-------------------------      and Director (Principal Executive
Michael J. Quinlan             Officer)                               June 13, 1997

/s/ George A. Chamberlain 3d   Vice President of Finance and
-------------------------      Chief Financial Officer
George A. Chamberlain 3d       (Principal Financial and
                               Accounting Officer)                    June 13, 1997


                                 EXHIBIT INDEX

Exhibit No.     Description
-------------   -----------------------------------------------------------------------------------
2               Form of Distribution Agreement between Marcam Solutions, Inc. and Marcam
                Corporation (MAPICS, Inc. post-Distribution)
3.1             Certificate of Incorporation of the Registrant
3.2             By-laws of the Registrant
4.1             Specimen certificate representing the Common Stock
4.2             Form of Rights Agreement between Marcam Solutions, Inc. and The First National
                Bank of Boston, which includes as Exhibit A the form of Certificate of Vote of
                Directors Establishing a Series of a Class of Stock, as Exhibit B the Form of
                Rights
                Certificate, and as Exhibit C the Summary of Rights to Purchase Preferred Stock
4.3             Form of Warrant
5               Opinion of Testa, Hurwitz & Thibeault, LLP
8.1             Form of Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
8.2             Form of Tax Opinion of Coopers & Lybrand L.L.P.
10.1            Form of Promissory Note of MAPICS, Inc. to be issued to Marcam Solutions, Inc.
10.2            Form of General Services Agreement between MAPICS, Inc. and Marcam Solutions, Inc.
10.3            Form of Tax Sharing Agreement between MAPICS, Inc. and Marcam Solutions, Inc.
10.4            Marcam Solutions, Inc. 1997 Employee Stock Purchase Plan
10.5            Marcam Solutions, Inc. 1997 Stock Plan
10.6            Marcam Solutions, Inc. Non-Employee Director Stock Option Plan
21              Subsidiaries of Marcam Solutions, Inc. (after the Distribution)
23.1            Consent of Testa, Hurwitz & Thibeault, LLP (contained in its opinion as Exhibit 5)
23.2            Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in its opinion as
                Exhibit 8.1)
23.3            Consent of Coopers & Lybrand L.L.P. (contained in its opinion as Exhibit 8.2)
23.4            Consent of Coopers & Lybrand L.L.P.
23.5            Consent of Coopers & Lybrand L.L.P.
23.6            Consent of KPMG Peat Marwick LLP
